As filed with the Securities and Exchange Commission on September 5, 2007
Registration No. 333-

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form S-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

INVERNESS MEDICAL INNOVATIONS, INC.
(Exact name of registrant as specified in its charter)

Delaware	2835	04-3565120
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

51 Sawyer Road, Suite 200
Waltham, Massachusetts 02453
(781) 647-3900
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Ron Zwanziger
Chairman, Chief Executive Officer and President
51 Sawyer Road, Suite 200
Waltham, Massachusetts 02453
(781) 647-3900
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

John D. Patterson, Jr., Esq. William R. Kolb, Esq. John D. Hancock, Esq. Foley Hoag llp Seaport World Trade Center West 155 Seaport Boulevard Boston, Massachusetts 02210 (617) 832-1000	HemoSense, Inc. 651 River Oaks Parkway San Jose, California 95134 Attn: James Merselis President and Chief Executive Officer	Michael Danaher, Esq. Robert T. Ishii, Esq. Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, California 94304 (650) 493-9300

Approximate date of commencement of proposed sale to the public:  As soon as practicable after the effectiveness of this registration statement and the satisfaction or waiver of all other conditions under the merger agreement described herein.

If the securities being registered on this form are to be offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

CALCULATION OF REGISTRATION FEE

		Proposed Maximum	Proposed Maximum	Amount of
Title of Each Class of	Amount to be	Offering	Aggregate	Registration
Securities to be Registered(1)	Registered(2)	Price per Unit	Offering Price(3)	Fee
Common Stock $0.001 par value per share	4,374,598	N/A	$204,696,351	$6,284.18

(1)	This Registration Statement relates to shares of common stock, par value $0.001 per share, of the registrant issuable to holders of shares of common stock, par value $0.001 per share, of HemoSense, Inc., a Delaware corporation, in the proposed merger of Spartan Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of the registrant, with and into HemoSense.

(2)	Based on the maximum number of shares to be issued in connection with the merger, calculated as the product of (a) 15,954,509, the aggregate number of shares of HemoSense common stock outstanding as of August 31, 2007, or issuable pursuant to the exercise of outstanding options and warrants prior to the date the merger is expected to be completed, and (b) an exchange ratio of 0.274192 shares of the registrant’s common stock for each share of HemoSense common stock.

(3)	Estimated solely for purposes of calculation of the registration fee in accordance with Rules 457(c) and (f) of the Securities Act of 1933, as amended, based upon the product of: (i) 15,954,509, the maximum number of shares of HemoSense common stock that may be exchanged in the merger (the sum of (a) 13,257,550 shares of HemoSense common stock outstanding as of August 31, 2007, and (b) 2,696,959 shares of HemoSense common stock issuable upon the exercise of outstanding options and warrants as of August 31, 2007, and (ii) $12.83, the average of the high and low sale prices for shares of HemoSense common stock as reported on the American Stock Exchange on August 31, 2007.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment that specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this proxy statement/prospectus is not complete and may be changed. Inverness may not sell these securities until the registration statement filed with the Securities and Exchange Commission, of which this document is a part, is declared effective. This proxy statement/prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer, solicitation or sale is not permitted or would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Any representation to the contrary is a criminal offense.

SUBJECT TO COMPLETION, DATED SEPTEMBER 5, 2007

Dear HemoSense Stockholder:

You are cordially invited to attend a special meeting of HemoSense, Inc. stockholders to be held on          , 2007 at the offices of Wilson Sonsini Goodrich & Rosati at 650 Page Mill Road, Palo Alto, California 94304. Only HemoSense stockholders who hold shares of HemoSense common stock at the close of business on          , the record date for the special meeting, are entitled to vote at the special meeting. At the special meeting, HemoSense stockholders will be asked to adopt the Agreement and Plan of Reorganization dated August 6, 2007 by and among HemoSense, Inverness Medical Innovations, Inc. and Spartan Merger Sub, Inc., a wholly owned subsidiary of Inverness, and approve the merger of Spartan Merger Sub with and into HemoSense such that HemoSense will become a wholly owned subsidiary of Inverness. If the merger is completed, each outstanding share of HemoSense common stock will be converted into the right to receive 0.274192 shares of Inverness common stock. HemoSense stockholders will also be asked to give management the discretionary authority to adjourn the meeting to a later date, if necessary, in order to solicit additional proxies in favor of the approval of the merger and adoption of the merger agreement.

Inverness common stock is listed on the American Stock Exchange under the trading symbol “IMA.” On August 31, 2007, the closing sale price of Inverness common stock was $48.14.

HemoSense’s board of directors has carefully reviewed and considered the terms and conditions of the merger agreement. Based on its review, HemoSense’s board of directors has determined that the merger is advisable, fair to and in the best interests of HemoSense and its stockholders and has approved the merger agreement and recommends that you vote for the approval of the merger and adoption of the merger agreement and for the adjournment proposal.

Your vote is very important. HemoSense cannot complete the merger unless the merger agreement is adopted by the affirmative vote of the holders of at least a majority of the shares of HemoSense common stock outstanding on the record date. Whether or not you plan to attend the special meeting, please complete, sign, date and return the enclosed proxy card as soon as possible. If you hold your shares in “street name,” you should instruct your broker how to vote in accordance with your voting instruction card. If you do not submit your proxy, instruct your broker how to vote your shares or vote in person at the special meeting, it will have the same effect as a vote against the approval of the merger and adoption of the merger agreement.

The accompanying proxy statement/prospectus contains detailed information about the merger agreement, the proposed merger and the adjournment proposal and provides specific information concerning the special meeting. Please review this document carefully. In particular, you should carefully consider the matters discussed under “Risk Factors” beginning on page 15.

Sincerely,

/s/  James D. Merselis
President and Chief Executive Officer

Neither the Securities and Exchange Commission nor any state securities regulator has approved or disapproved the merger described in this proxy statement/prospectus or the Inverness common stock to be issued in connection with the merger, or determined if this proxy statement/prospectus is accurate or adequate. Any representation to the contrary is a criminal offense.

This proxy statement/prospectus is dated          , 2007 and is first being mailed to HemoSense stockholders on or about          , 2007.

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
To Be Held On          , 2007

To the Stockholders of HemoSense, Inc.:

Notice is hereby given that a special meeting of stockholders (referred to as the Special Meeting) of HemoSense, Inc., a Delaware corporation (referred to as HemoSense), will be held on          , 2007 at ,     local time, at the offices of Wilson Sonsini Goodrich & Rosati at 650 Page Mill Road, Palo Alto, California 94304, for the following purposes:

1. To consider and vote upon a proposal to adopt the Agreement and Plan of Reorganization (referred to as the merger agreement), dated as of August 6, 2007, by and among Inverness Medical Innovations, Inc. (referred to as Inverness), Spartan Merger Sub, Inc., a wholly owned subsidiary of Inverness, and HemoSense, and approve the merger of Spartan Merger Sub with and into HemoSense, as a result of which HemoSense will become a wholly owned subsidiary of Inverness, which we refer to as the merger proposal.

2. To consider and vote upon a proposal to grant management the discretionary authority to adjourn the Special Meeting to a later date or dates, if necessary, to solicit additional proxies if there are insufficient votes at the time of the Special Meeting to approve the merger proposal, which we refer to as the adjournment proposal.

3. To transact such other business as may properly come before the Special Meeting or any adjournment or postponement thereof.

The merger proposal and the adjournment proposal are more fully described in the accompanying proxy statement/prospectus, which you should read carefully in its entirety before voting.

Only holders of record of HemoSense common stock at the close of business on          , 2007 are entitled to notice of and to vote at the Special Meeting or any adjournment or postponement thereof. A majority of the shares of HemoSense common stock outstanding on the record date must be voted in favor of the merger proposal in order for the merger to be completed. Therefore, your vote is very important. Your failure to vote your shares is the same as voting against the merger proposal.

All HemoSense stockholders are cordially invited to attend the Special Meeting in person. However, to assure your representation at the Special Meeting, please vote as soon as possible by completing, signing, dating and returning the enclosed proxy card in the postage-prepaid envelope enclosed for that purpose. Any stockholder attending the Special Meeting may vote in person even if he or she has voted using the proxy card.

The board of directors of HemoSense recommends that you vote “FOR” the approval of the merger proposal and “FOR” the adjournment proposal.

By Order of the Board of Directors

/s/  Gordon Sangster
Gordon Sangster
Vice President of Finance, Chief Financial Officer

San Jose, California
          , 2007

IMPORTANT: WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING, PLEASE VOTE BY COMPLETING AND PROMPTLY RETURNING THE ENCLOSED PROXY CARD IN THE ENVELOPE PROVIDED.

ADDITIONAL INFORMATION

This proxy statement/prospectus incorporates important business and financial information about Inverness and HemoSense from documents that each company has filed with the Securities and Exchange Commission but that have not been included in or delivered with this proxy statement/prospectus. For a listing of documents incorporated by reference into this proxy statement/prospectus, please see “Where You Can Find More Information” beginning on page 95 of this proxy statement/prospectus.

Inverness will provide you with copies of such documents relating to Inverness (excluding all exhibits unless Inverness has specifically incorporated by reference an exhibit in this proxy statement/prospectus), without charge, upon written or oral request to:

Inverness Medical Innovations, Inc.
51 Sawyer Road, Suite 200
Waltham, Massachusetts 02453
(781) 647-3900
Attention: Doug Guarino

HemoSense will provide you with copies of such documents relating to HemoSense (excluding all exhibits unless HemoSense has specifically incorporated by reference an exhibit in this proxy statement/prospectus), without charge, upon written or oral request to:

HemoSense, Inc.
651 River Oaks Parkway
San Jose, California 95134
(408) 719-1393
Attention: Gordon Sangster

In order for you to receive timely delivery of the documents in advance of the HemoSense special meeting, Inverness or HemoSense should receive your request no later than          , 2007.

QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING

The following are some questions that you, as a stockholder of HemoSense, may have regarding the merger and the special meeting of HemoSense stockholders and brief answers to those questions. We urge you to read carefully the remainder of this proxy statement/prospectus because the information in this section may not provide all the information that might be important to you with respect to the merger being considered at the special meeting. Additional important information is also contained in the annexes to, and the documents incorporated by reference in, this proxy statement/prospectus.

Q:	Why am I receiving this proxy statement/prospectus?

A:	Inverness has agreed to acquire HemoSense under the terms of a merger agreement that is described in this proxy statement/prospectus. Please see “The Merger Agreement” beginning on page 74 of this proxy statement/prospectus. A copy of the merger agreement is attached to this proxy statement/prospectus as Annex A.

In order to complete the merger, HemoSense stockholders must approve the merger and adopt the merger agreement, and all other conditions to the merger must be satisfied or waived. HemoSense will hold a special meeting of its stockholders to obtain this approval.

This proxy statement/prospectus contains important information about the merger, the merger agreement and the special meeting of the stockholders of HemoSense, and you should read this proxy statement/prospectus carefully.

Your vote is very important. We encourage you to vote as soon as possible. The enclosed voting materials allow you to vote your HemoSense shares without attending the special meeting. For more specific information on how to vote, please see the questions and answers below.

Q:	Why are Inverness and HemoSense proposing the merger?

A:	Inverness and HemoSense believe that combining their strengths is in the best interests of each company and its stockholders. The acquisition of HemoSense by Inverness presents a unique opportunity for the companies to come together and accelerate solutions for and innovation in the blood coagulation monitoring market. By combining forces with Inverness, HemoSense expects to be able to leverage Inverness’ substantial world-wide distribution network, gain greater potential for expanded investment in research and development and accelerate time to market with next generation technologies and solutions. To review the reasons for the merger in greater detail, see “The Merger — Recommendation of HemoSense’s Board of Directors and HemoSense’s Reasons for the Merger” beginning on page 54 and “The Merger — Inverness’ Reasons for the Merger” beginning on page 64 of this proxy statement/prospectus.

Q:	How does HemoSense’s board of directors recommend that HemoSense stockholders vote?

A:	The HemoSense board of directors recommends that HemoSense stockholders vote “FOR” the proposal to approve the merger and adopt the merger agreement. The HemoSense board of directors has determined that the merger agreement and the merger are advisable, fair to and in the best interests of HemoSense and its stockholders. Accordingly, the HemoSense board of directors has approved the merger agreement and the merger contemplated by the merger agreement. For a more complete description of the recommendation of the HemoSense board of directors, see “The HemoSense Special Meeting” beginning on page 47 of this proxy statement/prospectus and “The Merger — Recommendation of HemoSense’s Board of Directors and HemoSense’s Reasons for the Merger” beginning on page 54 of this proxy statement/prospectus.

Q:	Am I being asked to vote on anything else?

A:	Yes. The HemoSense board of directors is asking you to authorize HemoSense management to adjourn the special meeting to a date not later than , 2007 if the number of shares of HemoSense common stock represented and voting in favor of approval of the merger and adoption of the merger agreement is insufficient to approve the merger and adopt the merger agreement under Delaware law. Adjourning the special meeting to a later date will give HemoSense additional time to solicit proxies to vote in favor of the approval of the merger and adoption of the merger agreement. The HemoSense board of directors recommends that you vote “FOR” the adjournment proposal.

Q:	What will happen in the merger?

A:	Pursuant to the terms of the merger agreement, Spartan Merger Sub, Inc., a wholly owned subsidiary of Inverness, will merge with and into HemoSense, and HemoSense will survive and continue as a wholly owned subsidiary of Inverness.

Q:	What consideration will HemoSense stockholders receive in the merger?

A:	HemoSense stockholders will receive 0.274192 shares of Inverness common stock for each share of HemoSense common stock they own. We call this number the exchange ratio. Each HemoSense stockholder will receive cash for any fractional share of Inverness common stock that such stockholder would be entitled to receive in the merger after aggregating all fractional shares to be received by such stockholder.

Q:	When do Inverness and HemoSense expect the merger to be completed?

A:	Inverness and HemoSense are working to complete the merger as quickly as practicable and currently expect that the merger could be completed promptly after the special meeting. However, we cannot predict the exact timing of the completion of the merger because it is subject to regulatory approvals and other conditions.

Q:	What are the United States federal income tax consequences of the merger?

A:	We expect the merger to qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended, which is referred to as the Internal Revenue Code. If the merger qualifies as a reorganization, HemoSense stockholders generally will not recognize any gain or loss upon the receipt of Inverness common stock in exchange for HemoSense common stock in connection with the merger, except for cash received in lieu of a fractional share of Inverness common stock.

HemoSense stockholders are urged to read the discussion in the section entitled “The Merger — Material United States Federal Income Tax Consequences of the Merger” beginning on page 70 of this proxy statement/prospectus and to consult their tax advisors as to the United States federal income tax consequences of the merger, as well as the effects of state, local and foreign tax laws.

Q:	What vote of HemoSense stockholders is required to approve the merger and adopt the merger agreement?

A:	Approval of the of the merger and adoption of the merger agreement requires the affirmative vote of the holders of a majority of the shares of HemoSense common stock outstanding on the record date. Only holders of record of HemoSense common stock at the close of business on , 2007, which we refer to as the record date, are entitled to notice of and to vote at the special meeting. As of the record date, there were shares of HemoSense common stock outstanding and entitled to vote at the special meeting.

Q:	What vote of HemoSense stockholders is required to approve the adjournment proposal?

A:	Approval of the adjournment proposal requires the affirmative vote of the holders of a majority of the outstanding shares of HemoSense common stock present, either in person or by proxy, and entitled to vote at the special meeting.

Q:	Are there any risks related to the merger or any risks related to owning HemoSense or Inverness common stock?

A:	Yes. You should carefully review the section entitled “Risk Factors” beginning on page 15 of this proxy statement/prospectus.

v

Q:	Are any stockholders already committed to vote in favor of the merger?

A:	Yes. Pursuant to voting agreements with Inverness, each director and executive officer of HemoSense and certain stockholders of HemoSense have agreed to vote all or a portion of their shares of HemoSense common stock held on the record date at the special meeting in favor of the merger proposal. These shares represented approximately 33% of the outstanding shares of HemoSense common stock as of the record date. For a more complete description of the voting agreements, see “The Voting Agreements” beginning on page 87 of this proxy statement/prospectus. The forms of voting agreements are also attached to this proxy statement/prospectus as Annex B and Annex C.

Q:	Am I entitled to dissenters’ rights?

A:	No. You are not entitled to dissenters’ rights, even if you abstain from voting or vote against the proposed merger.

Q:	What will happen to HemoSense’s outstanding options and warrants in the merger?

A:	HemoSense’s outstanding options and warrants will be assumed by Inverness in the merger. Each option or warrant so assumed will thereafter represent an option or warrant to purchase a number of shares of Inverness common stock equal to the number of shares of HemoSense common stock subject to the option or warrant immediately prior to the merger (whether or not vested) multiplied by the exchange ratio, which is 0.274192 (rounded down to the nearest whole share). The assumed options and warrants will have the same vesting and expiration provisions as the original HemoSense options and warrants. The exercise price per share for each assumed HemoSense option or warrant will be equal to the exercise price per share of the original HemoSense option or warrant divided by the exchange ratio, rounded up to the nearest whole cent.

Q:	When and where will the special meeting of HemoSense stockholders be held?

A:	The special meeting will be held at the offices of Wilson Sonsini Goodrich & Rosati at 650 Page Mill Road, Palo Alto, California 94304 on , 2007, at local time.

Q:	Who can attend and vote at the special meeting?

A:	All HemoSense stockholders of record as of the close of business on the record date are entitled to receive notice of and to vote at the special meeting.

Q:	What should I do now in order to vote on the proposals being considered at the special meeting?

A:	HemoSense stockholders as of the record date may vote by proxy by completing, signing, dating and returning the enclosed proxy card in the accompanying pre-addressed postage paid envelope. If you hold HemoSense common stock in “street name,” which means that your shares are held of record by a broker, bank or other nominee, you must complete, sign, date and return the enclosed voting instruction form to the record holder of your shares with instructions on how to vote your shares. Please refer to the voting instruction form used by your broker, bank or other nominee to see if you may submit voting instructions using the Internet or telephone.

Additionally, you may also vote in person by attending the special meeting. If you plan to attend the special meeting and wish to vote in person, you will be given a ballot at the special meeting. Please note, however, that if your shares are held in “street name,” and you wish to vote at the special meeting, you must bring a proxy from the record holder of the shares authorizing you to vote at the special meeting. Whether or not you plan to attend the special meeting, you should submit your proxy card or voting instruction form as described in this proxy statement/prospectus.

Q:	Do I need to send in my HemoSense stock certificates now?

A:	No. You should not send in your HemoSense stock certificates now. Following the merger, a letter of transmittal will be sent to HemoSense stockholders informing them where to deliver their HemoSense stock certificates in order to receive shares of Inverness common stock and any cash in lieu of a fractional share of Inverness common stock. You should not send in your HemoSense common stock certificates prior to receiving this letter of transmittal.

Q:	What will happen if I abstain from voting or fail to vote?

A:	Your abstention or failure to vote or to instruct your broker, bank or other nominee to vote if your shares are held in “street name” (referred to as a broker non-vote) will have the same effect as a vote against the proposal to approve the merger and adopt the merger agreement. Your abstention will have the same effect as a vote against the adjournment proposal. Broker non-votes will have no effect on the outcome of the vote on the adjournment proposal. If you submit a signed proxy without specifying the manner in which you would like your shares to be voted, your shares will be voted FOR the merger proposal and the adjournment proposal.

Q:	Can I change my vote after I have delivered my proxy?

A:	Yes. If you are a holder of record, you can change your vote at any time before your proxy is voted at the special meeting by:

• delivering a signed written notice of revocation to the Corporate Secretary of HemoSense;

• signing and delivering a new, valid proxy bearing a later date; or

• attending the special meeting and voting in person, although your attendance alone will not revoke your proxy.

If your shares are held in “street name,” you must contact your broker, bank or other nominee to change your vote.

Q:	What should I do if I receive more than one set of voting materials for the special meeting?

A:	You may receive more than one set of voting materials for the special meeting, including multiple copies of this proxy statement/prospectus and multiple proxy cards or voting instruction forms. For example, if you hold your shares in more than one brokerage account, you will receive a separate voting instruction form for each brokerage account in which you hold shares. If you are a holder of record and your shares are registered in more than one name, you will receive more than one proxy card. For each and every proxy card and voting instruction form that you receive, please vote as soon as possible by completing, signing, dating and returning the enclosed proxy card in the postage-prepaid envelope enclosed for that purpose.

Q:	Who can help answer my questions?

A:	If you have any questions about the merger or how to submit your proxy, or if you need additional copies of this proxy statement/prospectus or the enclosed proxy card or voting instructions, you should contact:

HemoSense, Inc.
651 River Oaks Parkway
San Jose, California 95134
(408) 719-1393
Attention: Gordon Sangster
Toll Free within the United States and Canada: •

SUMMARY

The following is a summary that highlights information contained in this proxy statement/prospectus. This summary may not contain all of the information that may be important to you. For a more complete description of the merger agreement and the merger contemplated by the merger agreement, we encourage you to read carefully this entire proxy statement/prospectus, including the attached annexes. In addition, we encourage you to read the information incorporated by reference into this proxy statement/prospectus, which includes important business and financial information about Inverness and HemoSense that has been filed with the Securities and Exchange Commission, referred to as the SEC. You may obtain the information incorporated by reference into this proxy statement/prospectus without charge by following the instructions in the section entitled “Where You Can Find More Information” beginning on page 95 of this proxy statement/prospectus.

The Companies

Inverness Medical Innovations, Inc.
51 Sawyer Road, Suite 200
Waltham, Massachusetts 02453
(781) 647-3900

Inverness is a leading global developer, manufacturer and marketer of in vitro diagnostic products for the over-the-counter pregnancy and fertility/ovulation test market and the professional rapid diagnostic test market. Its business is organized into three reportable segments: professional diagnostic products, consumer diagnostic products and vitamins and nutritional supplements. Through its professional diagnostics segment, Inverness develops, manufactures and markets an extensive array of innovative rapid diagnostic test products and other in vitro diagnostic tests to medical professionals and laboratories for detection of infectious diseases, cardiac conditions, drugs of abuse and pregnancy. Inverness’ consumer diagnostic segment consists primarily of manufacturing operations related to its role as the exclusive manufacturer of products for SPD Swiss Precision Diagnostics, or Swiss Precision, Inverness’ 50/50 joint venture with The Procter & Gamble Company, or P&G. Swiss Precision holds a leadership position in the worldwide over-the-counter pregnancy and fertility/ovulation test market. Inverness also manufactures and markets a variety of vitamins and nutritional supplements under its other brands and those of private label retailers primarily in the U.S. consumer market. Inverness has grown its businesses by leveraging its strong intellectual property portfolio and making selected strategic acquisitions. Its products are sold in approximately 90 countries through its direct sales force and an extensive network of independent global distributors.

HemoSense, Inc.
651 River Oaks Parkway
San Jose, California 95134
(408) 719-1393

HemoSense is a point-of-care diagnostic healthcare company that initially has developed, manufactures and commercializes easy-to-use, handheld blood coagulation systems for monitoring patients taking warfarin. Warfarin is an oral anticoagulation, or blood thinning, drug given to patients to prevent potentially lethal blood clots. The HemoSense INRatio (R) system consists of a small monitor and disposable test strips. It provides accurate and convenient measurement of blood clotting time, or PT/INR values. Routine measurements of PT/INR are necessary for the safe and effective management of the patient’s warfarin dosing. The INRatio System represents an alternative to the current laboratory-based standard of care.

The INRatio System is 510(k) cleared by the FDA for use by healthcare professionals as well as for patient self-testing, and is also CE marked in Europe. The INRatio System is targeted to both the professional, or point-of-care, market as well as the patient self-testing market. INRatio is sold in the United States and internationally. HemoSense began selling the INRatio meter and related test strips in March 2003. Prior to that date, HemoSense was in the development stage and had been primarily engaged in developing its product technology.

The Merger

(see page 51)

Inverness and HemoSense agreed to the acquisition of HemoSense by Inverness under the terms of the merger agreement that is described in this proxy statement/prospectus. Pursuant to the merger agreement, Spartan Merger Sub, Inc., a wholly owned subsidiary of Inverness, will merge with and into HemoSense, with HemoSense surviving the merger and continuing as a wholly owned subsidiary of Inverness. Throughout this proxy statement/prospectus, we refer to Inverness’ acquisition of HemoSense pursuant to the merger agreement as the merger. We have attached the merger agreement as Annex A to this proxy statement/prospectus. We encourage you to read carefully the merger agreement in its entirety because it is the legal document that governs the merger.

Merger Consideration and the Treatment of HemoSense Stock Options and Stock Purchase Warrants

HemoSense stockholders will receive 0.274192 shares of Inverness common stock, referred to as the exchange ratio, for each share of HemoSense common stock they own. As a result, Inverness expects to issue approximately 3.6 million shares of Inverness common stock in the merger based on the number of shares of HemoSense common stock outstanding on          , 2007. The stock to be issued to HemoSense stockholders by Inverness is referred to as the merger consideration. Each outstanding option or warrant to purchase HemoSense common stock will be assumed by Inverness and will be converted at the effective time of the merger into an option or warrant to acquire Inverness common stock. Each option or warrant so assumed will thereafter represent an option or warrant to purchase a number of shares of Inverness common stock equal to the number of shares of HemoSense common stock subject to the option or warrant immediately prior to the merger (whether or not vested) multiplied by the exchange ratio. The exercise price per share for each assumed HemoSense option or warrant will be equal to the exercise price per share of the original HemoSense option or warrant divided by the exchange ratio.

For a full description of the merger consideration, see “The Merger Agreement — Conversion of Securities” beginning on page 74 of this proxy statement/prospectus. For a full description of the treatment of HemoSense stock options and stock purchase warrants, see “The Merger Agreement — Treatment of HemoSense Stock Options and Stock Purchase Warrants and Assumption of HemoSense Stock Option Plans” beginning on page 75 of this proxy statement/prospectus.

Fractional Shares

Inverness will not issue fractional shares of Inverness common stock in the merger. As a result, HemoSense stockholders will receive cash for any fractional share of Inverness common stock that they would otherwise be entitled to receive in the merger.

For a full description of the treatment of fractional shares, see “The Merger Agreement — Fractional Shares” beginning on page 75 of this proxy statement/prospectus.

Risk Factors

(see page 15)

In evaluating the merger, you should carefully read this proxy statement/prospectus and especially consider the factors discussed in the section entitled “Risk Factors” beginning on page 15 of this proxy statement/prospectus.

HemoSense Stockholders’ Meeting; Vote Required

(see page 47)

The special meeting of HemoSense stockholders will be held on          , 2007 at          , local time, at the offices of Wilson Sonsini Goodrich & Rosati at 650 Page Mill Road, Palo Alto, California 94304. At the special meeting, HemoSense stockholders will be asked to approve the merger and adopt the merger agreement and to grant discretionary authority to HemoSense management to vote your shares to adjourn the special meeting to a date not later than          , 2007 to solicit additional proxies if there are not sufficient votes for approval of the merger and adoption of the merger agreement.

Only holders of record of HemoSense common stock at the close of business on          , 2007, the record date, are entitled to notice of and to vote at the special meeting. As of the record date, there were           shares of HemoSense’s common stock outstanding and entitled to vote at the special meeting.

Approval of the merger and adoption of the merger agreement requires the affirmative vote of the holders of a majority of the shares of HemoSense common stock outstanding on the record date. Approval of the adjournment proposal requires the affirmative vote of the holders of a majority of the outstanding shares of HemoSense common stock present, either in person or by proxy, and entitled to vote at the special meeting.

Recommendation of HemoSense’s Board of Directors

(see page 54)

HemoSense’s board of directors has determined that the merger is advisable, and fair to and in the best interests of HemoSense and its stockholders, and recommends that you vote “FOR” approval of the of the merger and adoption of the merger agreement and “FOR” the proposal to grant discretionary authority to the persons named as proxies to vote your shares to adjourn the special meeting, if necessary, to solicit additional proxies if there are not sufficient votes to approve the merger and adopt the merger agreement.

In considering the recommendation of the HemoSense board of directors with respect to the merger, HemoSense stockholders should be aware that certain executive officers and directors of HemoSense have interests in the merger that may be different from, or in addition to, the interests of HemoSense stockholders generally. These interests include:

•	severance and change of control benefits that will be owed to certain executive officers of HemoSense if they are terminated after the transaction;

•	the immediate vesting of options and shares of restricted stock held by certain directors and executive officers of HemoSense;

•	the positions at Inverness that certain HemoSense executive officers are expected to hold upon completion of the merger; and

•	the continued indemnification and directors’ and officers’ insurance coverage of current HemoSense directors and officers following the merger.

The HemoSense board of directors was aware of these interests and considered them, among other matters, in making its recommendation.

Opinion of HemoSense’s Financial Advisor

(See page 56 and Annex D)

HemoSense’s financial advisor, Lazard Frères & Co. LLC, which is referred to as Lazard, delivered an opinion to the HemoSense board of directors that, as of the date of the fairness opinion and based upon and subject to the assumptions, procedures, factors, limitations and qualifications set forth in such opinion, the exchange ratio pursuant to the merger agreement was fair from a financial point of view to the holders of HemoSense common stock.

The full text of the written opinion of Lazard, dated August 5, 2007, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with its opinion, is attached as Annex D. Lazard provided its opinion for the information and assistance of the HemoSense board of directors in connection with its consideration of the merger. The Lazard opinion is not a recommendation as to how any holder of HemoSense common stock should vote at any meeting to be held in connection with, or take any action with respect to, the merger. We encourage you to read the opinion, which is attached as Annex D, and the Section “The Merger — Opinion of HemoSense’s Financial Advisor” beginning on page 56 carefully and in their entirety.

Ownership of Inverness Following the Merger

Based on the number of shares of HemoSense common stock outstanding as of the record date, Inverness expects to issue approximately 3.6 million shares of Inverness common stock in the merger. Based on the number of shares of HemoSense common stock and the number of shares of Inverness common stock outstanding on the record date, after completion of the merger, former HemoSense stockholders are expected to own approximately 6% of the then-outstanding shares of Inverness common stock, giving effect to the anticipated issuance of approximately 6,821,575 shares of Inverness’ common stock in connection with Inverness’ pending acquisition of Cholestech Corporation. If Inverness’ acquisition of Cholestech is not consummated before the completion of the merger, HemoSense’s stockholders are expected to own approximately 7% of the then-outstanding shares of Inverness’ common stock.

Share Ownership of HemoSense Directors and Executive Officers

As of the record date, the directors and executive officers of HemoSense and their affiliates beneficially owned and were entitled to vote           shares of HemoSense common stock, which represents approximately 38% of the HemoSense common stock outstanding on that date. Concurrently with the execution and delivery of the merger agreement, on August 6, 2007, Inverness entered into voting agreements with respect to approximately 33% of the HemoSense common stock outstanding on that date with each of the directors and executive officers of HemoSense and certain of their affiliates. For more information regarding the voting agreements, see “The Voting Agreements” beginning on page 87 of this proxy statement/prospectus. The forms of voting agreements are attached to this proxy statement/prospectus as Annex B and Annex C.

Listing of Inverness Common Stock and Delisting and Deregistration of HemoSense Common Stock

(see page 73)

Application will be made to have the shares of Inverness common stock issued in the merger approved for listing on the American Stock Exchange. If the merger is completed, HemoSense common stock will no longer be listed on the American Stock Exchange and will be deregistered under the Securities Exchange Act of 1934, as amended, which is referred to as the Exchange Act, and HemoSense will no longer file periodic reports with the SEC.

Conditions to Completion of the Merger

(see page 83)

A number of conditions must be satisfied before the merger will be completed. These include, among others:

•	the receipt of the approval of the merger and adoption of the merger agreement by HemoSense stockholders;

•	the effectiveness of a registration statement on Form S-4 and there being no pending or threatened stop order relating thereto;

•	the absence of any law or order that makes the consummation of the merger illegal;

•	the termination or expiration of all necessary waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, referred to as the HSR Act;

•	the absence of any instituted or pending action or proceeding by any governmental entity seeking (a) to interfere with the ownership or operation by Inverness of the business of HemoSense or Inverness or any of their subsidiaries, (b) to compel Inverness to dispose of or hold separate any portion of the business or assets of HemoSense or Inverness or any of their subsidiaries, (c) to impose limitations on the ability of Inverness to exercise full rights of ownership of the shares of HemoSense common stock; or (d) to require divestiture by Inverness or any of its subsidiaries of any shares of HemoSense common stock;

•	the continued accuracy, in all material respects, of the representations and warranties of the parties regarding their capital structures and the due authorization of the merger agreement and, in the case of HemoSense, representations and warranties regarding its board approval, its fairness opinion, and the inapplicability to the merger of anti-takeover plans and statutes;

•	the continued accuracy of all other representations and warranties of the parties, except to the extent that breaches of such representations and warranties would not result in a material adverse effect on the party making the representation or warranty;

•	the performance or compliance in all material respects of each party with all agreements and covenants contained in the merger agreement and required to be performed or complied with at or before the closing;

•	the delivery of tax opinions of legal counsel to the effect that the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code;

•	the absence of material adverse effects with respect to either party since August 6, 2007; and

•	the authorization for listing on the American Stock Exchange of the shares of Inverness common stock to be issued in the merger.

Each of Inverness, Spartan Merger Sub and HemoSense may waive the conditions to the performance of its respective obligations under the merger agreement and complete the merger even though one or more of these conditions have not been met. Neither Inverness nor HemoSense can give any assurance that all of the conditions to the merger will be either satisfied or waived or that the merger will occur.

Regulatory Matters

(see page 72)

The merger is subject to antitrust laws. Inverness and HemoSense have made all required filings under applicable U.S. antitrust laws with the Antitrust Division of the United States Department of Justice, referred to as the Antitrust Division, and the United States Federal Trade Commission, referred to as the FTC.

HemoSense Is Prohibited From Soliciting Other Offers

(see page 80)

The merger agreement contains detailed provisions that prohibit HemoSense, its subsidiaries and their respective officers, directors and representatives from taking any action to solicit or engage in discussions or negotiations with any person or group with respect to an acquisition proposal, as defined in the merger agreement, including an acquisition that would result in the person or group acquiring more than a 15% interest in HemoSense’s total outstanding securities, a sale of assets of HemoSense that generate or constitute more than 10% of HemoSense’s net revenue, net income or assets, or a merger or other business combination. The merger agreement does not, however, prohibit HemoSense’s board of directors from considering and recommending to HemoSense’s stockholders an unsolicited acquisition proposal from a third party if specified conditions are met.

Termination of the Merger Agreement and Termination Fee

(see page 85)

Under circumstances specified in the merger agreement, either Inverness or HemoSense may terminate the merger agreement. Subject to the limitations set forth in the merger agreement, the circumstances generally include if:

•	Inverness and HemoSense mutually agree to terminate the merger agreement;

•	the merger is not consummated by February 6, 2008, unless the sole reason for the failure to consummate the merger is that the waiting period (or an extension thereof) under the HSR Act has not expired, in which case the date will be extended to June 6, 2008;

•	a final, non-appealable order is issued or granted by a governmental entity in the United States or any foreign jurisdiction that enjoins or otherwise prohibits the merger from proceeding; or

•	the HemoSense stockholders do not approve the merger and adopt the merger agreement at the special meeting.

Inverness may also terminate the merger agreement if certain triggering events identified in the merger agreement occur; these triggering events generally relate to the obligations of HemoSense’s board of directors to maintain its recommendation of the approval of the merger and adoption of the merger agreement and the obligations of HemoSense regarding the solicitation or acceptance of competing proposals.

Under circumstances specified in the merger agreement, HemoSense may terminate the merger agreement to enter into a definitive agreement for a superior proposal, but only if it has complied with its obligations regarding the solicitation of competing proposals and has paid Inverness the termination fee described below.

HemoSense has agreed to pay Inverness $5.25 million as a termination fee if:

•	the merger agreement is terminated following the occurrence of any of the triggering events identified in the merger agreement;

•	either party terminates the merger agreement because the merger is not consummated by February 6, 2008, unless the sole reason for the failure to consummate the merger is that the waiting period (or an extension thereof) under the HSR Act has not expired, in which case the date will be extended to June 6, 2008, or because the HemoSense stockholders do not approve the merger and adopt the merger agreement, in either case if, prior to the termination of the merger agreement, an acquisition proposal is publicly announced and, within twelve months following the termination, HemoSense enters into a definitive agreement providing for the acquisition of HemoSense; or

•	HemoSense terminates the merger agreement upon a change of recommendation by its board of directors in connection with a superior offer.

Either party may also terminate the merger agreement if the other party breaches any of its covenants, agreements, representations or warranties set forth in the merger agreement such that the conditions to the terminating party’s obligation to effect the merger would not be satisfied at the time of termination and the breach is not cured, or curable, within 30 days after the terminating party delivers written notice of the breach to the other party.

Material United States Federal Income Tax Consequences of the Merger

(see page 70)

Inverness and HemoSense expect that the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code, and it is a condition to closing that each of Inverness and HemoSense receive an opinion from legal counsel to the effect that the merger will so qualify. If the merger qualifies as a reorganization, HemoSense stockholders generally will not recognize any gain or loss upon the receipt of Inverness common stock in exchange for HemoSense common stock in connection with the merger, except for cash received in lieu of a fractional share of Inverness common stock.

HemoSense stockholders are urged to read the discussion in the section entitled “The Merger — Material United States Federal Income Tax Consequences of the Merger” beginning on page 70 of this proxy statement/prospectus and to consult their tax advisors as to the United States federal income tax consequences of the merger, as well as the effect of state, local and foreign tax laws.

Accounting Treatment

(see page 72)

In accordance with accounting principles generally accepted in the United States, or GAAP, Inverness will account for the merger using the purchase method of accounting for business combinations.

Comparison of Rights of Inverness Stockholders and HemoSense Stockholders

(see page 88)

HemoSense stockholders, whose rights are currently governed by HemoSense’s certificate of incorporation, its bylaws, and Delaware law, will, upon completion of the merger, become Inverness stockholders, and their rights will be governed by Inverness’ certificate of incorporation, its bylaws, and Delaware law.

SUMMARY SELECTED HISTORICAL FINANCIAL DATA OF INVERNESS

The following selected financial data of Inverness as of and for each of the five fiscal years in the period ended December 31, 2006 have been derived from Inverness’ audited historical financial statements. The following selected financial data of Inverness as of and for the six months ended June 30, 2006 and 2007 have been derived from Inverness’ unaudited historical financial statements. The data below is only a summary and should be read in conjunction with Inverness’ financial statements and accompanying notes, as well as management’s discussion and analysis of financial condition and results of operations, all of which can be found in publicly available documents, including those incorporated by reference into this proxy statement/prospectus. For a complete list of the documents incorporated by reference into this proxy statement/prospectus, please see “Where You Can Find More Information” beginning on page 95 of this proxy statement/prospectus.

	Year Ended December 31,					Six Months Ended June 30,
	2002(1)	2003	2004	2005	2006	2006	2007
						(Unaudited)
	(In thousands, except per share data)					(In thousands, except per share data)

Statement of Operations Data:
Net product sales	$200,399	$285,430	$365,432	$406,457	$552,130	$259,350	$305,953
License and royalty revenue	6,405	9,728	8,559	15,393	17,324	8,184	7,991

Net revenue	206,804	295,158	373,991	421,850	569,454	267,534	313,944
Cost of sales	114,653	167,641	226,987	269,538	340,231	166,784	169,266

Gross profit	92,151	127,517	147,004	152,312	229,223	100,750	144,678
Operating expenses:
Research and development	14,508	24,367	31,954	30,992	53,666	23,724	24,119
Sales and marketing	39,570	52,504	57,957	72,103	94,445	43,512	56,311
General and administrative	38,628	35,812	52,707	59,990	71,243	33,516	90,454
Loss on dispositions, net	—	—	—	—	3,498	3,191	—
Charge related to asset impairment	12,682	—	—	—	—	—	—

Operating income (loss)	(13,237)	14,834	4,386	(10,773)	6,371	(3,193)	(26,206)
Interest expense and other expenses, net	(5,955)	(3,270)	(18,707)	(1,617)	(17,486)	(7,730)	(18,958)

(Loss) income from continuing operations before provision for income taxes	(19,192)	11,564	(14,321)	(12,390)	(11,115)	(10,923)	(45,164)
Provision for income taxes	3,443	2,911	2,275	6,819	5,727	2,263	3,205

(Loss) income from continuing operations	$(22,635)	$8,653	$(16,596)	$(19,209)	$(16,842)	$(13,186)	$(48,369)

(Loss) income from continuing operations available to common stockholders — basic and diluted(2)	$(34,583)	$7,695	$(17,345)	$(19,209)	$(16,842)	$(13,186)	$(48,369)

(Loss) income per common share(2):
Basic(2)	$(3.48)	$0.49	$(0.87)	$(0.79)	$(0.49)	$(0.42)	$(1.06)

Diluted(2)	$(3.48)	$0.44	$(0.87)	$(0.79)	$(0.49)	$(0.42)	$(1.06)

	December 31,					June 30,
	2002(1)	2003	2004	2005	2006	2006	2007
	(In thousands)					(Unaudited)
						(In thousands)

Balance Sheet Data:
Cash and cash equivalents	$30,668	$24,622	$16,756	$34,270	$71,104	$42,164	$157,056
Working capital	$27,685	$44,693	$62,615	$84,523	$133,313	$102,372	$285,230
Total assets	$356,495	$540,529	$568,269	$791,166	$1,085,771	$948,869	$3,188,047
Total debt	$104,613	$176,181	$191,224	$262,504	$202,976	$276,890	$1,414,264
Redeemable convertible preferred stock	$9,051	$6,185	$—	$—	$—	$—	$—
Total stockholders’ equity	$161,849	$265,173	$271,416	$397,308	$714,138	$519,574	$1,087,911

(1)	Upon the adoption of Statement of Financial Accounting Standards, or SFAS, No. 142, Goodwill and Other Intangible Assets, on January 1, 2002, Inverness recorded an impairment charge of $12.1 million, or $1.22 per basic and diluted share, and accounted for the charge as a cumulative effect of a change in accounting principle which was subtracted from loss before provision for income taxes to arrive at net loss. Consequently, net loss available to common stockholders in 2002 was $46.7 million, or $4.70 per basic and diluted share.

(2)	(Loss) income available to common stockholders and basic and diluted (loss) income per common share are computed as described in Notes 2(m) and 13 of Inverness’ consolidated financial statements included in its Annual Report on Form 10-K for the year ended December 31, 2006, and Note 6 of Inverness’ consolidated financial statements included in its Quarterly Report on Form 10-Q for the period ended June 30, 2007.

SUMMARY UNAUDITED PRO FORMA CONDENSED FINANCIAL DATA OF INVERNESS

On June 4, 2007, Inverness entered into a merger agreement with Cholestech, pursuant to which Inverness agreed to acquire Cholestech through the merger of a wholly owned subsidiary of Inverness with and into Cholestech. Cholestech is a leading provider of diagnostic tools and information for immediate risk assessment and therapeutic monitoring of heart disease and inflammatory disorders. The completion of the Cholestech merger is subject to various closing conditions, including obtaining the approval of Cholestech stockholders. The Cholestech merger is intended to qualify as a reorganization for United States federal income tax purposes and is expected to close during the third quarter of 2007.

Since December 31, 2005, Inverness has completed a number of significant acquisitions and dispositions, including the following:

•	Inverness’ acquisition of Biosite Incorporated in June 2007, including the related financing transactions;

•	the formation of Inverness’ 50/50 joint venture with The Procter & Gamble Company, or P&G, in May 2007 for the development, manufacturing, marketing and sale of certain consumer diagnostic products, pursuant to which Inverness contributed its consumer diagnostics net assets to the joint venture and received a cash payment of $325 million;

•	Inverness’ acquisition of Instant Technologies, Inc. in March 2007; and

•	Inverness’ acquisition of the Innovacon business, including the ABON facility, in March 2006.

The following tables present summary unaudited pro forma condensed financial data that reflect Inverness’ proposed acquisition of Cholestech, as well as the acquisitions and dispositions described above.

This following tables do not reflect the pro forma effect of the proposed acquisition of HemoSense, nor do they reflect the pro forma effect of other acquisitions that Inverness has completed since December 31, 2005, none of which is significant enough to require the presentation of pro forma financial information. All acquisitions are reflected using the purchase method of accounting, and the actual operating results of Biosite, Instant and the Innovacon business are included in Inverness’ historical financial results only from their respective dates of acquisition.

This information is derived from and should be read in conjunction with Inverness’ unaudited pro forma condensed combined financial statements filed with the SEC on a current report on Form 8-K dated September 5, 2007, as well as the historical financial statements and notes thereto of Inverness and Cholestech, all of which are incorporated by reference in this proxy statement/prospectus.

The unaudited pro forma condensed combined statements of operations data assume that the pending acquisition of Cholestech, the acquisitions of Biosite (including the related financing transactions), Instant and Innovacon, and the consummation of the 50/50 joint venture with P&G occurred on January 1, 2006. The unaudited pro forma condensed combined balance sheet data assume that the pending acquisition of Cholestech occurred on June 30, 2007. The historical Inverness balance sheet as of June 30, 2007 reflects the acquisitions of Biosite (including the related financing transactions), Instant and Innovacon, and the consummation of the 50/50 joint venture with P&G.

The pro forma data in the following tables assume that the Cholestech merger is accounted for using the purchase method of accounting and represent a current estimate based on available information of the combined results of operations of Inverness and Cholestech for the periods presented. As of the date of this proxy statement/prospectus, Inverness has not completed the detailed valuation studies necessary to arrive at the required estimates of the fair market value of the Cholestech assets to be acquired and liabilities to be assumed and the related allocations of its purchase price, nor has it identified all the adjustments necessary to conform Cholestech’s data to Inverness’ accounting policies. Similarly, Inverness has not completed the detailed valuation studies necessary to arrive at the required estimates of the fair market value of the assets acquired and liabilities assumed in the Biosite acquisition and the related allocation of its purchase price, nor has it identified all the adjustments necessary to conform Biosite’s data to Inverness’ accounting policies. However, Inverness has made certain adjustments to the historical book values of the assets and liabilities of

Cholestech as of June 30, 2007 and Biosite as of June 26, 2007 (the date of the Biosite acquisition) to reflect certain preliminary estimates of the fair values necessary to prepare the unaudited pro forma condensed combined financial data. The fair value adjustments included in the unaudited pro forma condensed combined financial data represent Inverness management’s estimates of these adjustments based upon currently available information. The preliminary purchase price allocations assigned value to certain identifiable intangible assets, including, among other things, customer relationships, core technology and trademarks. Actual results may differ from this unaudited pro forma combined data once Inverness has determined the respective final purchase prices for Cholestech and Biosite and has completed the detailed valuation studies necessary to finalize the required purchase price allocations and identified any necessary conforming accounting policy changes for Cholestech and Biosite. Accordingly, the final purchase price allocations, which will or may be determined subsequent to the closing of the HemoSense merger, and their effects on results of operations, may differ materially from the unaudited pro forma combined amounts included in this section.

The unaudited pro forma condensed combined financial data are presented for illustrative purposes only and do not purport to be indicative of the results of operations or financial position for future periods or the results that actually would have been realized had the Cholestech merger or the other transactions described above been consummated as of January 1, 2006 or June 30, 2007.

	Pro Forma Combined Company
	For the	For the
	Twelve Months Ended	Six Months Ended
	December 31, 2006	June 30, 2007
	(Uunaudited)
	(In thousands, except per share amounts)

Pro forma Combined Condensed Statement of Operations Data:
Net product sales	$866,305	$461,863
Research and license revenue	22,655	10,709

Net revenue	888,960	472,572
Cost of sales	480,886	234,233

Gross profit	408,074	238,339
Operating expenses:
Research and development	108,136	46,706
Sales and marketing	186,139	101,642
General and administrative	167,945	57,512
Loss on dispositions, net	3,498	—

Operating (loss) income	(57,644)	32,479
Interest and other income (expense), net	(106,680)	(40,283)

Loss before income tax provision	(164,324)	(7,804)
Income tax provision	4,649	3,683

Net loss	$(168,973)	$(11,487)

Net loss per common share:
Basic and diluted	$(4.00)	$(0.22)

Pro Forma
Combined Company
as of June 30, 2007
(Unaudited)
(In thousands)

Balance Sheet Data:
Cash and short-term investments	$214,462
Working capital	$349,886
Total assets	$3,546,834
Total debt	$1,414,264
Total stockholders’ equity	$1,426,295

SUMMARY SELECTED HISTORICAL FINANCIAL DATA OF HEMOSENSE

The following selected financial data of HemoSense as of and for each of the five fiscal years in the period ended September 30, 2006 have been derived from HemoSense’s audited historical financial statements. The following selected financial data of HemoSense as of and for the nine months ended June 30, 2006 and 2007 have been derived from HemoSense’s unaudited historical financial statements. The data below is only a summary and should be read in conjunction with HemoSense’s financial statements and accompanying notes, as well as management’s discussion and analysis of financial condition and results of operations, all of which can be found in publicly available documents, including those incorporated by reference into this proxy statement/prospectus. For a complete list of the documents incorporated by reference into this proxy statement/prospectus, please see “Where You Can Find More Information” beginning on page 95 of this proxy statement/prospectus.

	Year Ended September 30,					Nine Months Ended June 30,
	2002	2003	2004	2005	2006	2006	2007
	(In thousands, except per share data)					(Unaudited)
						(In thousands, except per share data)

Statement of Operations Data:
Revenue	$—	$427	$3,250	$8,768	$16,257	$12,049	$23,923
Cost of goods sold	—	1,519	5,065	9,371	11,906	8,880	13,935

Gross profit (loss)	—	(1,092)	(1,815)	(603)	4,351	3,169	9,988

Operating expenses:
Research and development	3,354	1,681	1,398	1,259	2,728	1,913	2,128
Sales and marketing	745	3,186	5,206	6,733	7,899	5,954	7,417
General and administrative	711	912	1,499	1,962	3,996	3,181	3,275

Total operating expenses	4,810	5,779	8,103	9,954	14,623	11,048	12,820

Loss from operations	(4,810)	(6,871)	(9,918)	(10,557)	(10,272)	(7,879)	(2,832)
Interest income	142	39	16	130	580	450	547
Interest and other expense, net	(40)	(78)	(359)	(1,319)	(1,193)	(933)	(1,525)

Net loss	$(4,708)	$(6,910)	$(10,261)	$(11,746)	$(10,885)	$(8,362)	$(3,810)

Net loss per common share:
Basic and diluted	$(14.27)	$(20.69)	$(30.45)	$(4.26)	$(0.99)	$(0.76)	$(0.30)

Shares used to compute net loss per common share:
Basic and diluted	330	334	337	2,758	11,030	10,971	12,610

	September 30,					June 30,
	2002	2003	2004	2005	2006	2006	2007
	(In thousands)					(Unaudited)
						(In thousands)

Balance Sheet Data:
Cash, cash equivalents and short-term investments	$5,276	$5,445	$433	$11,541	$9,728	$12,071	$16,154
Working capital	$5,909	$5,800	$1,072	$12,861	$10,695	$13,438	$17,122
Total assets	$7,518	$9,458	$6,202	$19,003	$16,850	$18,690	$27,325
Long-term liabilities	$83	$736	$2,946	$4,766	$2,890	$3,295	$5,477
Redeemable convertible preferred stock	$25,183	$32,751	$36,679	$—	$—	$—	$—
Accumulated deficit	$(18,269)	$(25,179)	$(35,440)	$(47,186)	$(58,071)	$(55,548)	$(61,881)
Total stockholders’ equity (deficit)	$(18,174)	$(24,959)	$(35,220)	$10,012	$8,677	$11,081	$13,331

COMPARATIVE PER SHARE MARKET PRICE DATA

Inverness common stock trades on the American Stock Exchange under the symbol “IMA.” HemoSense common stock trades on the American Stock Exchange under the symbol “HEM.”

The following table sets forth the closing prices for Inverness common stock and HemoSense common stock as reported on the American Stock Exchange on August 6, 2007, the last trading day before Inverness and HemoSense announced the merger, and             , 2007, the last trading day before the date of this proxy statement/prospectus. The table also includes the market value of HemoSense common stock on an equivalent price per share basis, as determined by reference to the value of merger consideration to be received in respect of each share of HemoSense common stock in the merger. These equivalent prices per share reflect the fluctuating value of the Inverness common stock that HemoSense stockholders would receive in exchange for each share of HemoSense common stock if the merger was completed on either of these dates, applying the exchange ratio of 0.274192 shares of Inverness common stock for each share of HemoSense common stock.

			Equivalent Value
	Inverness	HemoSense	of HemoSense
	Common Stock	Common Stock	Common Stock

August 6, 2007	$46.46	$9.27	$12.74
, 2007

The above table shows only historical comparisons. These comparisons may not provide meaningful information to HemoSense stockholders in determining whether to approve the merger and adopt the merger agreement. HemoSense stockholders are urged to obtain current market quotations for Inverness and HemoSense common stock and to review carefully the other information contained in this proxy statement/prospectus or incorporated by reference into this proxy statement/prospectus, when considering whether to approve the merger and adopt the merger agreement. See “Where You Can Find More Information” beginning on page 95 of this proxy statement/prospectus.

RISK FACTORS

In addition to the other information included in this proxy statement/prospectus, including the matters addressed in “Cautionary Statement Concerning Forward-Looking Statements” beginning on page 47 of this proxy statement/prospectus, you should carefully consider the following risks before deciding whether to vote for approval of the of the merger and adoption of the merger agreement. In addition, you should read and consider the risks associated with each of the businesses of Inverness and HemoSense because these risks will also affect the combined company.

Risk Factors Relating to the Merger

The integration of the operations of Inverness and HemoSense may be difficult and may lead to adverse effects.

The success of the merger will depend, in part, on the ability of Inverness to realize the anticipated synergies, cost savings and growth opportunities from integrating HemoSense’s business with Inverness’ businesses. Inverness’ success in realizing these benefits and the timing of this realization depend upon the successful integration of the operations of HemoSense. The integration of two independent companies is a complex, costly and time-consuming process. The difficulties of combining the operations of the companies include, among others:

•	consolidating manufacturing and research and development operations, where appropriate;

•	integrating HemoSense’s business into Inverness’ financial reporting system;

•	coordinating sales, distribution and marketing functions;

•	preserving the important licensing, research and development, manufacturing and supply, distribution, marketing, customer and other relationships of HemoSense;

•	minimizing the diversion of management’s attention from ongoing business concerns; and

•	coordinating geographically separate organizations.

Inverness and HemoSense may not accomplish this integration smoothly or successfully. The diversion of the attention of management from its current operations to the integration effort and any difficulties encountered in combining operations could prevent Inverness from realizing the full benefits anticipated to result from the merger and adversely affect other Inverness businesses.

The price of Inverness common stock may decline, which would decrease the value of the merger consideration to be received by HemoSense stockholders in the merger.

The price of Inverness common stock might decline from the $46.46 price per share at the close of trading on August 6, 2007, the last full trading day prior to the public announcement of the merger. The exchange ratio will not be adjusted as a result of any change in the price of Inverness common stock or HemoSense common stock. Therefore, the value of the merger consideration to be received by HemoSense stockholders will depend on the market price of Inverness common stock at the time the merger becomes effective. HemoSense does not have the right to terminate the merger agreement or resolicit the vote of its stockholders based solely on changes in the value of Inverness common stock. Accordingly, if the price of Inverness common stock declines prior to the completion of the merger, the value of the merger consideration to be received by HemoSense stockholders in the merger will decrease as compared to the value on the date the merger was announced. See “The Merger Agreement — Conversion of Securities” beginning on page 74 of this proxy statement/prospectus.

In addition, because the merger will be completed after the special meeting, HemoSense stockholders will not know the exact value of the Inverness common stock that will be issued in the merger when they vote on the merger proposal. As a result, a decline in the market price of Inverness common stock after the special meeting will reduce the value of the merger consideration that HemoSense stockholders will receive.

During the twelve-month period ending on August 31, 2007, the closing price of Inverness common stock varied from a low of $32.51 to a high of $52.25, and ended that period at $48.14. We encourage you to obtain current market quotations for Inverness common stock before you vote your shares.

Inverness and HemoSense may be unable to obtain the regulatory approvals required to complete the merger.

The merger is subject to review by the Antitrust Division and the FTC under the HSR Act. Under the HSR Act, Inverness and HemoSense were/are required to make pre-merger notification filings and await the expiration of the statutory waiting period. Inverness and HemoSense submitted the filings required by the HSR Act on August 31, 2007. Inverness and HemoSense do not believe that the merger is subject to review by any other governmental authorities under the antitrust laws of the other jurisdictions where Inverness and HemoSense conduct business.

While Inverness and HemoSense expect to obtain required regulatory clearances, consents and approvals, Inverness and HemoSense cannot be certain that any required approvals will be obtained, nor can they be certain that the approvals will be obtained within the time contemplated by the merger agreement. A delay in obtaining any required clearances, consents and approvals might delay and may possibly prevent the completion of the merger.

In addition, even after completion of the merger, either the Antitrust Division, the FTC, or other United States or foreign governmental authorities could challenge or seek to block the merger under the antitrust laws, as they deem necessary or desirable in the public interest. Moreover, in some jurisdictions, a competitor, customer or other third party could initiate a private action under the antitrust laws challenging or seeking to enjoin the merger, before or after it is completed. Inverness and HemoSense cannot be sure that a challenge to the merger will not be made or that, if a challenge is made, Inverness and HemoSense will prevail. For a full description of the regulatory clearances, consents and approvals required for the merger, see “The Merger — Regulatory Matters” beginning on page 72 of this proxy statement/prospectus.

The merger agreement limits HemoSense’s ability to pursue alternatives to the merger.

The merger agreement contains provisions that make it more difficult for HemoSense to sell its business to a party other than Inverness. These provisions include the general prohibition on HemoSense soliciting any acquisition proposal or offer for a competing transaction, the requirement that HemoSense pay a termination fee of $5.25 million if the merger agreement is terminated in specified circumstances and the requirement that HemoSense submit the approval of the merger and the adoption of the merger agreement to a vote of HemoSense’s stockholders even if the HemoSense board of directors changes its recommendation, unless, prior to the stockholder vote, HemoSense enters into a definitive agreement for a competing acquisition that its board of directors determines to be superior, terminates the merger agreement and pays the termination fee. Moreover, approximately 33% of the outstanding shares of HemoSense common stock are subject to voting agreements pursuant to which the holders of those shares may be required to vote against certain competing transactions. See “The Merger Agreement — Termination” beginning on page 85 of this proxy statement/prospectus, “The Merger Agreement — Termination Fee” beginning on page 86 of this proxy statement/prospectus, “The Merger Agreement — Obligation of HemoSense’s Board of Directors with Respect to Its Recommendation and Holding of a Stockholders’ Meeting” beginning on page 79 of this proxy statement/prospectus and “The Voting Agreements” beginning on page 87 of this proxy statement/prospectus.

These provisions might discourage a third party that might have an interest in acquiring all of or a significant part of HemoSense from considering or proposing that acquisition, even if that party were prepared to pay consideration with a higher per share market price than the current proposed merger consideration. Furthermore, the termination fee may result in a potential competing acquiror proposing to pay a lower per share price to acquire HemoSense than it might otherwise have proposed to pay. The payment of the termination fee could also have an adverse effect on HemoSense’s financial condition.

Certain directors and executive officers of HemoSense have interests in the merger that may be different from, or in addition to, the interests of HemoSense stockholders.

When considering the HemoSense board of directors’ recommendation that HemoSense stockholders vote in favor of the proposal to approve the merger and adopt the merger agreement, HemoSense stockholders should be aware that some directors and executive officers of HemoSense have interests in the merger that may be different from, or in addition to, the interests of HemoSense stockholders. These interests include agreements that provide for payments under certain circumstances following a change of control, including the acceleration of the vesting of stock options, and the right to continued indemnification and insurance coverage by Inverness for acts or omissions occurring prior to the merger. As a result of these interests, these directors and officers could be more likely to recommend a vote in favor of approval of the merger and adoption of the merger agreement than if they did not hold these interests, and may have reasons for doing so that are not the same as the interests of other HemoSense stockholders. For a full description of the interests of directors and executive officers of HemoSense in the merger, see “The Merger — Interests of Executive Officers and Directors of HemoSense in the Merger” beginning on page 65 of this proxy statement/prospectus.

Inverness expects to record a significant amount of goodwill and other intangible assets in connection with the merger, which may result in significant future charges against earnings if the goodwill and other intangible assets become impaired.

In connection with the accounting for the merger, Inverness expects to record a significant amount of goodwill and other intangible assets. Under SFAS No. 142, Inverness must assess, at least annually and potentially more frequently, whether the value of goodwill and other intangible assets has been impaired. Any reduction or impairment of the value of goodwill or other intangible assets will result in a charge against earnings, which could materially adversely affect Inverness’ results of operations in future periods.

Inverness faces different market risks from those faced by HemoSense, and these risks may cause the value of the shares of Inverness common stock issued to you to decline.

In the merger you will receive shares of Inverness common stock. The business, strategy and financial condition of Inverness are different from that of HemoSense. Inverness’ results of operations, as well as the price of Inverness common stock, will be affected by factors that may be different from those affecting HemoSense’s results of operations and its common stock price. For a description of the businesses of Inverness and HemoSense and certain risks relating to their businesses, see the sections of this proxy statement/prospectus entitled “The Companies,” “Risk Factors — Risks Relating to Inverness” and “Risk Factors — Risks Relating to HemoSense.” For a more detailed description of the businesses of Inverness and HemoSense, see Inverness’ Annual Report on Form 10-K for the fiscal year ended December 31, 2006 and HemoSense’s Annual Report on Form 10-K for the fiscal year ended September 30, 2006, each of which is incorporated by reference in this proxy statement/prospectus.

Failure to complete the merger could negatively impact HemoSense’s stock price and future business and operations.

If the merger is not completed for any reason, HemoSense may be subject to a number of material risks, including the following:

•	HemoSense may incur approximately $1.45 million in merger-related expenses without realizing the expected benefits of the merger;

•	HemoSense may be required to pay Inverness a termination fee of $5.25 million;

•	the price of HemoSense common stock may decline to the extent that the current market price of HemoSense common stock reflects an assumption that the merger will be completed; and

•	HemoSense must pay its accrued costs related to the merger, such as legal and accounting fees, even if the merger is not completed.

In addition, HemoSense’s customers may, in response to the announcement of the merger, delay or defer purchasing decisions. Any delay or deferral in purchasing decisions by HemoSense customers could have a material adverse effect on HemoSense’s business, regardless of whether or not the merger is ultimately completed. Similarly, current and prospective HemoSense employees may experience uncertainty about their future role with Inverness until Inverness’ strategies with regard to HemoSense are announced or executed. This uncertainty may adversely affect HemoSense’s ability to attract and retain key management, marketing, technical, manufacturing, administrative, sales and other personnel.

Risk Factors Relating to Inverness

Inverness’ business has substantial indebtedness, which could, among other things, make it more difficult for Inverness to satisfy its debt obligations, require Inverness to use a large portion of its cash flow from operations to repay and service its debt or otherwise create liquidity problems, limit its flexibility to adjust to market conditions, place it at a competitive disadvantage and expose it to interest rate fluctuations.

Inverness currently has, and will likely continue to have, a substantial amount of indebtedness. As of June 30, 2007, in addition to other indebtedness, Inverness had approximately $995 million in aggregate principal amount of indebtedness outstanding under its senior secured credit facilities, or the senior secured facility, $250 million in aggregate principal amount of indebtedness outstanding under a junior secured credit facility, or the junior secured facility (collectively with the senior secured facility, the secured credit facilities), and $150 million in indebtedness under its outstanding 3% senior subordinated convertible notes, or the senior subordinated convertible notes. Upon completion of syndication, the term loan under the senior secured facility is expected to bear interest at a rate per annum of LIBOR plus 2.00%, while the revolving line of credit is expected to bear interest at a rate per annum of LIBOR plus between 1.75% and 2.25%, depending on our consolidated leverage ratio. The junior secured facility bears interest at a rate per annum of LIBOR plus 4.25%. Inverness also had $55 million of additional borrowing capacity under the revolving portions of the senior secured facility and, subject to restrictions in Inverness’ secured credit facilities and the senior subordinated convertible notes, has the ability to incur additional indebtedness.

Inverness’ substantial indebtedness could affect its future operations in important ways. For example, it could:

•	make it more difficult to satisfy Inverness’ obligations under the senior subordinated convertible notes, its secured credit facilities and its other debt-related instruments;

•	require Inverness to use a large portion of its cash flow from operations to pay principal and interest on its indebtedness, which would reduce the amount of cash available to finance its operations and service obligations, to delay or reduce capital expenditures or the introduction of new products and/or forego business opportunities, including acquisitions, research and development projects or product design enhancements;

•	limit Inverness’ flexibility to adjust to market conditions, leaving it vulnerable in a downturn in general economic conditions or in its business and less able to plan for, or react to, changes in its business and the industries in which it operates;

•	impair Inverness’ ability to obtain additional financing;

•	place Inverness at a competitive disadvantage compared to its competitors that have less debt; and

•	expose Inverness to fluctuations in the interest rate environment with respect to its indebtedness that bears interest at variable rates.

Inverness expects to obtain the money to pay its expenses and to pay the principal and interest on the senior subordinated convertible notes, its secured credit facilities and its other debt from cash flow from its operations and from additional loans under its secured credit facilities, subject to continued covenant compliance, and potentially from other debt or equity offerings. Inverness’ ability to meet its expenses thus depends on its future performance, which will be affected by financial, business, economic and other factors. Inverness will not be able to control many of these factors, such as economic conditions in the markets in which it operates and pressure from competitors. Inverness cannot be certain that its cash flow will be sufficient to allow it to pay principal and interest on its debt and meet its other obligations. If Inverness’ cash flow and capital resources prove inadequate, it could face substantial liquidity problems and might be required to dispose of material assets or operations, restructure or refinance its debt, including the notes, seek additional equity capital or borrow more money. Inverness cannot guarantee that it will be able to do so on acceptable terms. In addition, the terms of existing or future debt agreements, including the credit agreements governing Inverness’ secured credit facilities and the indenture governing the senior subordinated convertible notes, may restrict Inverness from adopting any of these alternatives.

Inverness has entered into agreements governing its indebtedness that subject it to various restrictions that may limit its ability to pursue business opportunities.

The agreements governing Inverness’ indebtedness, including the credit agreements governing its secured credit facilities and the indenture governing the senior subordinated convertible notes, subject Inverness to various restrictions on its ability to engage in certain activities, including, among other things, its ability to:

•	incur additional indebtedness;

•	pay dividends or make distributions or repurchase or redeem its stock;

•	acquire other businesses;

•	make investments;

•	make loans to or extend credit for the benefit of third parties or its subsidiaries;

•	enter into transactions with affiliates;

•	raise additional capital;

•	make capital or finance lease expenditures;

•	dispose of or encumber assets; and

•	consolidate, merge or sell all or substantially all of its assets.

These restrictions may limit Inverness’ ability to pursue business opportunities or strategies that it would otherwise consider to be in its best interests.

Inverness’ secured credit facilities contain certain financial covenants that it may not satisfy which, if not satisfied, could result in the acceleration of the amounts due under these facilities and the limitation of its ability to borrow additional funds in the future.

The agreements governing Inverness’ secured credit facilities subject it to various financial and other covenants with which it must comply on an ongoing or periodic basis. These include covenants pertaining to capital expenditures, interest coverage ratios, leverage ratios and minimum cash requirements. If Inverness violates any of these covenants, it may suffer a material adverse effect. Most notably, Inverness’ outstanding debt under its secured credit facilities could become immediately due and payable, its lenders could proceed against any collateral securing such indebtedness, and its ability to borrow additional funds in the future may be limited.

A default under any of the agreements governing Inverness’ indebtedness could result in a default and acceleration of indebtedness under other agreements.

The agreements governing Inverness’ indebtedness, including the credit agreements governing its secured credit facilities and the indenture governing the senior subordinated convertible notes, contain cross-default provisions whereby a default under one agreement could result in a default and acceleration of its repayment obligations under other agreements. If a cross-default were to occur, Inverness may not be able to pay its debts or borrow sufficient funds to refinance them. Even if new financing were available, it may not be on commercially reasonable terms or acceptable terms. If some or all of Inverness’ indebtedness is in default for any reason, its business, financial condition and results of operations could be materially and adversely affected.

Inverness may not be able to satisfy its debt obligations upon a fundamental change or change of control, which could limit its opportunity to enter into a fundamental change or change of control transaction.

Upon the occurrence of a “fundamental change,” as defined in the indenture governing the senior subordinated convertible notes, each holder of Inverness’ senior subordinated convertible notes will have the right to require Inverness to purchase the notes at a price equal to 100% of the principal amount, together with any accrued and unpaid interest. A fundamental change includes, among other things, the acquisition of more than 50% of the Inverness common stock by any person or group, the sale of all or substantially all of the assets of Inverness or a recapitalization or similar transaction involving Inverness. Inverness’ failure to purchase, or give notice of purchase of, the senior subordinated convertible notes would be a default under the indenture, which would in turn be a default under its secured credit facilities. In addition, the occurrence of a “change of control,” as defined in the credit agreements governing Inverness’ secured credit facilities, will constitute an event of default under the secured credit facilities. A default under Inverness’ secured credit facilities would result in an event of default under its senior subordinated convertible notes and, if the lenders accelerate the debt under Inverness’ secured credit facilities and/or under the indenture governing the senior subordinated convertible notes, this may result in the acceleration of Inverness’ other indebtedness outstanding at the time. As a result, if Inverness does not have enough cash to repay all of its indebtedness or to repurchase all of the senior subordinated convertible notes, Inverness may be limited in the fundamental change or change of control transactions that it may pursue.

Inverness’ acquisitions may not be profitable, and the integration of these businesses may be costly and difficult and may cause disruption to its business.

Since commencing activities in November 2001, Inverness has acquired and attempted to integrate, or is in the process of integrating, into its operations Unipath Limited and its associated companies and assets, or the Unipath business, IVC Industries, Inc. (now doing business as Inverness Medical Nutritionals Group, or IMN); the Wampole Division of MedPointe Inc., or Wampole; Ostex International, Inc., or Ostex; Applied Biotech, Inc., or ABI; the rapid diagnostics business that Inverness acquired from Abbott Laboratories, or the Abbott rapid diagnostics business; Ischemia, Inc., or Ischemia; Binax, Inc., or Binax; the Determine/DainaScreen business that Inverness acquired from Abbott Laboratories in 2005, or the Determine business; Thermo BioStar Inc., BioStar; the rapid diagnostics business that Inverness acquired from ACON Laboratories, Inc., or the Innovacon business; Instant Technologies, Inc., or Instant; and Biosite Incorporated, or Biosite. Inverness has also entered into a merger agreement with Cholestech Corporation, or Cholestech, under which Inverness expects to acquire Cholestech, assuming the Cholestech stockholders approve the merger. Inverness has also made a number of smaller acquisitions. The ultimate success of all of these acquisitions depends, in part, on Inverness’ ability to realize the anticipated synergies, cost savings and growth opportunities from integrating these businesses or assets into Inverness’ existing businesses. However, the successful integration of independent businesses or assets is a complex, costly and time-consuming process. The difficulties of integrating companies and acquired assets include among others:

•	consolidating manufacturing and research and development operations, where appropriate;

•	integrating newly acquired businesses or product lines into a uniform financial reporting system;

•	coordinating sales, distribution and marketing functions;

•	establishing or expanding manufacturing, sales, distribution and marketing functions in order to accommodate newly acquired businesses or product lines;

•	preserving the important licensing, research and development, manufacturing and supply, distribution, marketing, customer and other relationships;

•	minimizing the diversion of management’s attention from ongoing business concerns; and

•	coordinating geographically separate organizations.

Inverness may not accomplish the integration of its acquisitions smoothly or successfully. The diversion of the attention of Inverness management from current operations to integration efforts and any difficulties encountered in combining operations could prevent Inverness from realizing the full benefits anticipated to result from these acquisitions and adversely affect its other businesses. Additionally, the costs associated with the integration of Inverness’ acquisitions can be substantial. To the extent that Inverness incurs integration costs that are not anticipated when it finances its acquisitions, these unexpected costs could adversely impact its liquidity or force it to borrow additional funds. Ultimately, the value of any business or asset that Inverness has acquired may not be greater than or equal to the purchase price of that business or asset.

If Inverness chooses to acquire or invest in new and complementary businesses, products or technologies rather than developing them internally, such acquisitions or investments could disrupt its business and, depending on how Inverness finances these acquisitions or investments, could result in the use of significant amounts of cash.

Inverness’ success depends in part on its ability to continually enhance and broaden its product offerings in response to changing technologies, customer demands and competitive pressures. Accordingly, from time to time Inverness may seek to acquire or invest in businesses, products or technologies instead of developing them internally. Acquisitions and investments involve numerous risks, including:

•	the inability to complete the acquisition or investment;

•	disruption of Inverness’ ongoing businesses and diversion of management attention;

•	difficulties in integrating the acquired entities, products or technologies;

•	difficulties in operating the acquired business profitably;

•	difficulties in transitioning key customer, distributor and supplier relationships;

•	risks associated with entering markets in which Inverness has no or limited prior experience; and

•	unanticipated costs.

In addition, any future acquisitions or investments may result in:

•	issuances of dilutive equity securities, which may be sold at a discount to market price;

•	use of significant amounts of cash;

•	the incurrence of debt;

•	the assumption of significant liabilities;

•	unfavorable financing terms;

•	large one-time expenses; and

•	the creation of intangible assets, including goodwill, the write-down of which may result in significant charges to earnings.

Inverness’ joint venture transaction with P&G may not realize all of its intended benefits.

On May 17, 2007, Inverness completed its 50/50 joint venture transaction with P&G, creating Swiss Precision and transferring to Swiss Precision substantially all of the assets of Inverness’ consumer diagnostics business, other than its manufacturing and core intellectual property assets, in exchange for $325.0 million in cash. In connection with the establishment of the Swiss Precision joint venture, Inverness may experience:

•	difficulties in integrating the respective corporate cultures and business objectives of Inverness and P&G into the new joint venture;

•	difficulties or delays in transitioning clinical studies;

•	diversion of Inverness management’s time and attention from other business concerns;

•	higher than anticipated costs of integration at the joint venture;

•	difficulties in retaining key employees who are necessary to manage the joint venture; or

•	difficulties in working with an entity based in Switzerland and thus remote or inconvenient to Inverness’ Waltham, Massachusetts headquarters.

For any of these reasons or as a result of other factors, Inverness may not realize the anticipated benefits of the joint venture, and cash flow or profits derived from Inverness’ ownership interest in Swiss Precision may be less than the cash flow or profits that could have been derived had Inverness retained the transferred assets and continued to operate the consumer diagnostics business itself. P&G retains an option to require Inverness to purchase P&G’s interest in Swiss Precision at fair market value during the 60-day period beginning on the fourth anniversary of the closing. Moreover, certain subsidiaries of P&G have the right, at any time upon certain material breaches by Inverness or its subsidiaries of their obligations under the joint venture documents, to acquire all of Inverness’ interest in the joint venture at fair market value less damages.

If goodwill and/or other intangible assets that Inverness has recorded in connection with its acquisitions of other businesses become impaired, Inverness could have to take significant charges against earnings.

In connection with the accounting for certain of its acquisitions, including the Unipath business, Wampole, Ostex, ABI, the Abbott rapid diagnostics product lines, Ischemia, Binax, the Determine business, BioStar, the Innovacon business, Instant, Biosite, and, if consummated, Cholestech, Inverness has recorded, or will record, a significant amount of goodwill and other intangible assets. Under current accounting guidelines, Inverness must assess, at least annually and potentially more frequently, whether the value of goodwill and other intangible assets has been impaired. Any reduction or impairment of the value of goodwill or other intangible assets will result in a charge against earnings which could materially adversely affect Inverness’ reported results of operations in future periods.

Inverness may experience manufacturing problems or delays, which could result in decreased revenues or increased costs.

Many of Inverness’ manufacturing processes are complex and require specialized and expensive equipment. Replacement parts for its specialized equipment can be expensive and, in some cases, can require lead times of up to a year to acquire. In addition, Inverness’ private label consumer diagnostic products business, and its private label and bulk nutritional supplements business in particular, rely on operational efficiency to mass produce products at low margins per unit. Inverness also relies on numerous third parties to supply production materials and in some cases there may not be alternative sources immediately available.

In addition, during 2006 Inverness closed two manufacturing facilities, and Inverness is shifting the production of products from these facilities to China. Inverness has shifted the production of other products to its manufacturing facilities in China. Moving the production of products is difficult and involves significant risk. Problems establishing relationships with local materials suppliers; acquiring or adapting the new facility and its equipment to the production of new products; hiring, training and retaining personnel and establishing and maintaining compliance with governmental regulations and industry standards can cause delays and inefficiencies which could have a material negative impact on Inverness’ financial performance. Inverness also currently relies on a number of significant third-party manufacturers to produce certain of its professional diagnostic products. In addition, Inverness manufactures the products acquired with the Determine business from a facility in Matsudo, Japan that is made available to Inverness by Abbott Laboratories, from whom Inverness also receives support services related to this facility. Any event which negatively impacts Inverness’ manufacturing facilities, its manufacturing systems or equipment, or its contract manufacturers or suppliers, including, among others, wars, terrorist activities, natural disasters and outbreaks of infectious disease, could delay or suspend shipments of products or the release of new products or could result in the delivery of inferior products. Inverness’ revenues from the affected products would decline or Inverness could incur losses until such time as it is able to restore its production processes or put in place alternative contract manufacturers or suppliers. Even though Inverness carries business interruption insurance policies, Inverness may suffer losses as a result of business interruptions that exceed the coverage available under its insurance policies.

Inverness may experience difficulties that may delay or prevent its development, introduction or marketing of new or enhanced products.

Inverness intends to continue to invest in product and technology development. The development of new or enhanced products is a complex and uncertain process. Inverness may experience research and development, manufacturing, marketing and other difficulties that could delay or prevent its development, introduction or marketing of new products or enhancements. Inverness cannot be certain that:

•	any of the products under development will prove to be effective in clinical trials;

•	it will be able to obtain, in a timely manner or at all, regulatory approval to market any of its products that are in development or contemplated;

•	the products it develops can be manufactured at acceptable cost and with appropriate quality; or

•	these products, if and when approved, can be successfully marketed.

The factors listed above, as well as manufacturing or distribution problems, or other factors beyond the control of Inverness, could delay new product launches. In addition, Inverness cannot assure you that the market will accept these products. Accordingly, there is no assurance that Inverness’ overall revenues will increase if and when new products are launched.

If the results of clinical studies required to gain regulatory approval to sell Inverness’ products are not available when expected or do not demonstrate the anticipated utility of those potential products, Inverness may not be able to sell future products and its sales could be adversely affected.

Before Inverness can sell its products, its must conduct clinical studies intended to demonstrate that its potential products perform as expected. The results of these clinical studies are used as the basis to obtain regulatory approval from government authorities such as the FDA. Clinical studies are experiments conducted using potential products and human patients having the diseases or medical conditions that the product is trying to evaluate or diagnose. Conducting clinical studies is a complex, time-consuming and expensive process. In some cases, Inverness may spend as much as several years completing certain studies.

If Inverness fails to adequately manage its clinical studies, its clinical studies and corresponding regulatory approvals may be delayed or it may fail to gain approval for its potential product candidates altogether. Even if Inverness successfully manages its clinical studies, it may not obtain favorable results and may not be able to obtain regulatory approval. If Inverness is unable to market and sell its new products or is unable to obtain approvals in the timeframe needed to execute its product strategies, its business and results of operations would be materially and adversely affected.

If Inverness is unable to obtain required clearances or approvals for the commercialization of its products in the United States, it may not be able to sell future products and its sales could be adversely affected.

Inverness’ future performance depends on, among other matters, its estimates as to when and at what cost it will receive regulatory approval for new products. Regulatory approval can be a lengthy, expensive and uncertain process, making the timing, cost and ability to obtain approvals difficult to predict.

In the United States, clearance or approval to commercially distribute new medical devices is received from the FDA through clearance of a Premarket Notification, or 510(k), or through approval of a Premarket Approval, or PMA. To receive 510(k) clearance, a new product must be substantially equivalent to a medical device first marketed in interstate commerce prior to May 1976. The FDA may determine that a new product is not substantially equivalent to a device first marketed in interstate commerce prior to May 1976 or that additional information is needed before a substantial equivalence determination can be made. A “not substantially equivalent” determination, or a request for additional information, could prevent or delay the market introduction of new products that fall into this category. The 510(k) clearance and PMA review processes can be expensive, uncertain and lengthy. It generally takes from three to five months from submission to obtain 510(k) clearance, and from six to eighteen months from submission to obtain a PMA approval; however, it may take longer, and 510(k) clearance or PMA approval may never be obtained.

Modifications or enhancements that could significantly affect safety or effectiveness, or constitute a major change in the intended use of the device, require new 510(k) or PMA submissions. Inverness has made modifications to some of its products since receipt of initial 510(k) clearance or PMA approval. With respect to several of these modifications, Inverness filed new 510(k)s describing the modifications and received FDA 510(k) clearance. Inverness has made other modifications to some of its products that it believes do not require the submission of new 510(k)s or PMA. The FDA may not agree with any of our determinations not to submit a new 510(k) or PMA for any of these modifications made to our products. If the FDA requires Inverness to submit a new 510(k) or PMA for any device modification, Inverness may be prohibited from marketing the modified products until the new submission is cleared by the FDA.

Inverness is also subject to applicable regulatory approval requirements of the foreign countries in which it sells products, which are costly and may prevent or delay Inverness from marketing its products in those countries.

In addition to regulatory requirements in the United States, Inverness is subject to the regulatory approval requirements for each foreign country to which it exports its products. In the European Union, regulatory compliance requires affixing the “CE” mark to product labeling. Although Inverness’ products are currently eligible for CE marking through self-certification, this process can be lengthy and expensive. In Canada, as another example, Inverness’ products require approval by Health Canada prior to commercialization along with International Standards Organization, or ISO, 13485/CMDCAS certification. It generally takes three to six months from submission to obtain a Canadian Device License. Any changes in foreign approval requirements and processes may cause Inverness to incur additional costs or lengthen review times of its products. Inverness may not be able to obtain foreign regulatory approvals on a timely basis, if at all, and any failure to do so may cause Inverness to incur additional costs or prevent it from marketing its products in foreign countries, which may have a material adverse effect on our business, financial condition and results of operations.

Failure to comply with ongoing regulation applicable to the products Inverness sells, may result in significant costs or, in certain circumstances, the suspension or withdrawal of previously obtained clearances or approvals.

Any products for which Inverness obtains regulatory approval or clearance continue to be extensively regulated by the FDA and other federal, state and foreign regulatory agencies. These regulations impact many aspects of Inverness’ operations, including manufacturing, labeling, packaging, adverse event reporting, storage, advertising, promotion and record keeping. For example, Inverness’ manufacturing facilities and those of its suppliers and distributors are, or can be, subject to periodic regulatory inspections. The FDA and foreign regulatory agencies may require post-marketing testing and surveillance to monitor the effects of approved products or place conditions on any product approvals that could restrict the commercial applications of those products. In addition, the subsequent discovery of previously unknown problems with a product may result in restrictions on the product, including withdrawal of the product from the market. Inverness is also subject to routine inspection by the FDA and certain state agencies for compliance with Quality System Requirement and Medical Device Reporting requirements in the United States and other applicable regulations worldwide, including but not limited to ISO regulations. In addition to product-specific regulations, Inverness is subject to numerous federal, state and local laws relating to such matters as safe working conditions, manufacturing practices, environmental protection, fire hazard control and disposal of hazardous or potentially hazardous substances. Inverness may incur significant costs to comply with these laws and regulations. If Inverness fails to comply with applicable regulatory requirements, it may be subject to fines, suspension or withdrawal of regulatory approvals, product recalls, seizure of products or injunctions against their distribution, disgorgement of money, operating restrictions and criminal prosecution.

Regulatory agencies may also impose new or enhanced standards that would increase Inverness’ costs as well as the risks associated with non-compliance. For example, Inverness anticipates that the FDA may soon finalize and implement “good manufacturing practice,” or GMP, regulations for nutritional supplements. GMP regulations would require supplements to be prepared, packaged and held in compliance with certain rules, and might require quality control provisions similar to those in the GMP regulations for drugs. While Inverness’ manufacturing facilities for nutritional supplements have been subjected to, and passed, third-party inspections against anticipated GMP standards, the ongoing compliance required in the event that GMP regulations are adopted would involve additional costs and would present new risks associated with any failure to comply with the regulations in the future.

If Inverness delivers products with defects, its credibility may be harmed, market acceptance of its products may decrease and it may be exposed to liability in excess of its product liability insurance coverage.

The manufacturing and marketing of consumer and professional diagnostic products involve an inherent risk of product liability claims. In addition, Inverness’ product development and production are extremely complex and could expose its products to defects. Any defects could harm its credibility and decrease market acceptance of its products. In addition, Inverness’ marketing of vitamins and nutritional supplements may cause it to be subjected to various product liability claims, including, among others, claims that the vitamins and nutritional supplements have inadequate warnings concerning side effects and interactions with other substances. Potential product liability claims may exceed the amount of its insurance coverage or may be excluded from coverage under the terms of the policy. In the event that Inverness is held liable for a claim for which it is not indemnified, or for damages exceeding the limits of its insurance coverage, that claim could materially damage its business and financial condition.

The effect of market saturation may negatively affect the sales of Inverness’ products, including our Biosite Triage BNP Tests.

Sales growth in Inverness’ recently acquired Biosite business has been driven in recent years by growth in the sales volumes of the Biosite Triage BNP Tests. For example, growth in the sales unit volume of Triage BNP Tests represented 41% and 69% of Biosite’s total product sales volume growth for 2006 and 2005, respectively. The meter-based Triage BNP Test, launched domestically in January 2001, was the first blood test available to aid in the detection of heart failure and benefited from a first to market position until the entry of direct competition in June 2003.

As the acute care and initial diagnosis market segment for natriuretic testing in the U.S. hospital setting becomes saturated, Inverness’ expects the growth rates of sales unit volume for its Biosite Triage BNP Tests in 2007 and future periods to be lower than the growth rates experienced by Biosite over the past several years. Unless Inverness is able to successfully introduce new products into the market and achieve market acceptance of those products in a timely manner, the effect of market saturation on its existing products may negatively impact product sales, gross margins and financial results. In addition, as the market for BNP testing matures and more competitive products become available, the average sales price for the Biosite Triage BNP Tests is likely to decline, which will adversely impact Inverness’ product sales, gross margins and our overall financial results.

Inverness’ sales of branded nutritional supplements have been trending downward since 1998 due to the maturity of the market segments they serve and the age of that product line, and Inverness may experience further declines in sales of those products.

Inverness’ aggregate sales of all of its brand name nutritional products, including, among others, Ferro-Sequels, Stresstabs, Protegra, Posture, SoyCare, ALLBEE, and Z-BEC, have declined each year since 1998 through the year 2006, except in 2002 when they increased slightly as compared to 2001. Inverness believes that these products have under-performed because they are, for the most part, aging brands with limited brand recognition that face increasing private label competition. The overall age of this product line means that Inverness is subject to future distribution loss for under-performing brands, while its opportunities for new distribution on the existing product lines are limited. As a result, Inverness does not expect significant sales growth of its existing brand name nutritional products, and it may experience further declines in overall sales of its brand name nutritional products in the future.

Inverness’ sales of specific vitamins and nutritional supplements could be negatively affected by media attention or other news developments that challenge the safety and effectiveness of those specific vitamins and nutritional supplements.

Most growth in the vitamin and nutritional supplement industry is attributed to new products that tend to generate greater attention in the marketplace than do older products. Positive media attention resulting from new scientific studies or announcements can spur rapid growth in individual segments of the market, and also affect individual brands. Conversely, news that challenges individual segments or products can have a negative impact on the industry overall as well as on sales of the challenged segments or products. Most of Inverness’ vitamin and nutritional supplements products serve well-established market segments and, absent unforeseen new developments or trends, are not expected to benefit from rapid growth. A few of Inverness’ vitamin and nutritional products are newer products that are more likely to be the subject of new scientific studies or announcements, which could be either positive or negative. News or other developments that challenge the safety or effectiveness of these products could negatively affect the profitability of Inverness’ vitamin and nutritional supplements business.

Inverness could suffer monetary damages, incur substantial costs or be prevented from using technologies important to its products as a result of a number of pending legal proceedings.

Inverness is involved in various legal proceedings arising out of its consumer diagnostics, nutritional supplements and professional diagnostics business. Because of the nature of Inverness’ business, Inverness may be subject at any particular time to commercial disputes, consumer product claims or various other lawsuits arising in the ordinary course of its business, including employment matters, and Inverness expects that this will continue to be the case in the future. Such lawsuits generally seek damages, sometimes in substantial amounts, for commercial or personal injuries allegedly suffered and can include claims for punitive or other special damages. An adverse ruling or rulings in one or more such lawsuits could, individually or in the aggregate, have a material adverse effect on Inverness’ sales, operations or financial performance. In addition, Inverness aggressively defends its patent and other intellectual property rights. This often involves bringing infringement or other commercial claims against third parties. These suits can be expensive and result in counterclaims challenging the validity of Inverness’ patents and other rights. Inverness cannot assure you that these lawsuits or any future lawsuits relating to its businesses will not have a material adverse effect on it.

Because sales of Inverness’ private label nutritional supplements are generally made at low margins, the profitability of these products may suffer significantly as a result of relatively small increases in raw material or other manufacturing costs.

Sales of Inverness’ private label nutritional supplements, which for the years ended December 31, 2006 and 2005 provided approximately 13% and 16%, respectively, of its net product sales, generate low profit margins. Inverness relies on its ability to efficiently mass produce nutritional supplements in order to make meaningful profits from these products. Changes in raw material or other manufacturing costs can drastically cut into or eliminate the profits generated from the sale of a particular product. For the most part, Inverness does not have long-term supply contracts for its required raw materials and, as a result, its costs can increase with little notice. The private label nutritional supplements business is also highly competitive such that Inverness’ ability to raise prices as a result of increased costs is limited. Customers generally purchase private label products via purchase order, not through long-term contracts, and they often purchase these products from the lowest bidder on a product by product basis. The internet has enhanced price competition among private label manufacturers through the advent of on-line auctions, where customers will auction off the right to manufacture a particular product to the lowest bidder. The resulting margin erosion in Inverness’ nutritionals business has resulted in a reduction in its overall gross margin over the last several years and contributed to its losses in 2006.

Inverness’ financial condition or results of operations may be adversely affected by international business risks.

Approximately 41% and 42% of Inverness’ net revenue was generated from outside the United States for the years ended December 31, 2006 and 2005, respectively. A significant number of Inverness’ employees, including manufacturing, sales, support and research and development personnel, are located in foreign countries, including England, Scotland, Japan, China and Israel. Conducting business outside the United States subjects Inverness to numerous risks, including:

•	increased costs or reduced revenue as a result of movements in foreign currency exchange rates;

•	decreased liquidity resulting from longer accounts receivable collection cycles typical of foreign countries;

•	lower productivity resulting from difficulties managing sales, support and research and development operations across many countries;

•	lost revenues resulting from difficulties associated with enforcing agreements and collecting receivables through foreign legal systems;

•	lost revenues resulting from the imposition by foreign governments of trade protection measures;

•	higher cost of sales resulting from import or export licensing requirements;

•	lost revenues or other adverse affects as a result of economic or political instability in or affecting foreign countries in which Inverness sells its products or operates; and

•	adverse effects resulting from changes in foreign regulatory or other laws affecting the sales of Inverness products or its foreign operations.

Because Inverness’ business relies heavily on foreign operations and revenues, changes in foreign currency exchange rates and Inverness’ need to convert currencies may negatively affect its financial condition and results of operations.

Inverness’ business relies heavily on its foreign operations. Five of its manufacturing operations are conducted outside the United States, in Bedford, England; Hangzhou and Shanghai, China; Matsudo, Japan and Yavne, Israel. Inverness has consolidated much of its cardiovascular-related research and development in Scotland and it intends to establish a significant manufacturing operation there. Approximately 41% and 42% of Inverness’ net revenue was generated from outside the United States for the years ended December 31, 2006 and 2005, respectively. In addition, the Abbott rapid diagnostics business generates a majority of its sales outside the United States, and all of the revenues of the Determine business are derived outside of the United States. Because of its foreign operations and foreign sales, Inverness faces exposure to movements in foreign currency exchange rates. Its primary exposures are related to the operations of its European subsidiaries and its manufacturing facilities in China and Japan. These exposures may change over time as business practices evolve and could result in increased costs or reduced revenue and could affect Inverness’ actual cash flow.

Intense competition could reduce Inverness’ market share or limit its ability to increase market share, which could impair the sales of its products and harm its financial performance.

The medical products industry is rapidly evolving, and developments are expected to continue at a rapid pace. Competition in this industry, which includes both Inverness’ consumer diagnostics and professional diagnostics businesses, is intense and expected to increase as new products and technologies become available and new competitors enter the market. Inverness’ competitors in the United States and abroad are numerous and include, among others, diagnostic testing and medical products companies, universities and other research institutions.

Inverness’ future success depends upon maintaining a competitive position in the development of products and technologies in its areas of focus. Inverness’ competitors may:

•	develop technologies and products that are more effective than Inverness products or that render Inverness technologies or products obsolete or noncompetitive;

•	obtain patent protection or other intellectual property rights that would prevent Inverness from developing potential products; or

•	obtain regulatory approval for the commercialization of their products more rapidly or effectively than Inverness does.

Also, the possibility of patent disputes with competitors holding foreign patent rights may limit or delay expansion possibilities for Inverness diagnostics businesses in certain foreign jurisdictions. In addition, many of Inverness’ existing or potential competitors have or may have substantially greater research and development capabilities, clinical, manufacturing, regulatory and marketing experience and financial and managerial resources.

The market for the sale of vitamins and nutritional supplements is also highly competitive. This competition is based principally upon price, quality of products, customer service and marketing support. There are numerous companies in the vitamins and nutritional supplements industry selling products to retailers such as mass merchandisers, drug store chains, independent drug stores, supermarkets, groceries and health food stores. As most of these companies are privately held, Inverness is unable to obtain the information necessary to assess precisely the size and success of these competitors. However, Inverness believes that a number of its competitors, particularly manufacturers of nationally advertised brand name products, are substantially larger than Inverness and have greater financial resources.

The rights Inverness relies upon to protect the intellectual property underlying its products may not be adequate, which could enable third parties to use its technology and would reduce its ability to compete in the market.

Inverness’ success will depend in part on its ability to develop or acquire commercially valuable patent rights and to protect its intellectual property. Inverness’ patent position is generally uncertain and involves complex legal and factual questions. The degree of present and future protection for Inverness’ proprietary rights is uncertain.

The risks and uncertainties that Inverness faces with respect to its patents and other proprietary rights include the following:

•	the pending patent applications it has filed or to which it has exclusive rights may not result in issued patents or may take longer than it expects to result in issued patents;

•	the claims of any patents which are issued may not provide meaningful protection;

•	it may not be able to develop additional proprietary technologies that are patentable;

•	the patents licensed or issued to it or its customers may not provide a competitive advantage;

•	other parties may challenge patents or patent applications licensed or issued to it or its customers;

•	patents issued to other companies may harm its ability to do business; and

•	other companies may design around technologies it has patented, licensed or developed.

In addition to patents, Inverness relies on a combination of trade secrets, nondisclosure agreements and other contractual provisions and technical measures to protect its intellectual property rights. Nevertheless, these measures may not be adequate to safeguard the technology underlying its products. If these measures do not protect Inverness’ rights, third parties could use Inverness technology and Inverness’ ability to compete in the market would be reduced. In addition, employees, consultants and others who participate in the development of Inverness products may breach their agreements with Inverness regarding its intellectual property, and it may not have adequate remedies for the breach. Inverness also may not be able to effectively protect its intellectual property rights in some foreign countries. For a variety of reasons, Inverness may decide not to file for patent, copyright or trademark protection or prosecute potential infringements of its patents. Inverness’ trade secrets may also become known through other means not currently foreseen by it. Despite Inverness’ efforts to protect its intellectual property, its competitors or customers may independently develop similar or alternative technologies or products that are equal or superior to Inverness technology and products without infringing on any of Inverness’ intellectual property rights or design around its proprietary technologies.

Claims by others that Inverness products infringe on their proprietary rights could adversely affect Inverness’ ability to sell its products and could increase its costs.

Substantial litigation over intellectual property rights exists in both the consumer and professional diagnostic industries. Inverness expects that its products in these industries could be increasingly subject to third-party infringement claims as the number of competitors grows and the functionality of products and technology in different industry segments overlaps. Third parties may currently have, or may eventually be issued, patents which Inverness products or technology may infringe. Any of these third parties might make a claim of infringement against Inverness. Any litigation could result in the expenditure of significant financial resources and the diversion of management’s time and resources. In addition, litigation in which Inverness is accused of infringement may cause negative publicity, have an impact on prospective customers, cause product shipment delays or require Inverness to develop non-infringing technology, make substantial payments to third parties, or enter into royalty or license agreements, which may not be available on acceptable terms, or at all. If a successful claim of infringement were made against Inverness and Inverness could not develop non-infringing technology or license the infringed or similar technology on a timely and cost-effective basis, Inverness’ revenue may decrease and it could be exposed to legal actions by its customers.

Inverness has initiated, and may need to further initiate, lawsuits to protect or enforce its patents and other intellectual property rights, which could be expensive and, if Inverness loses, could cause it to lose some of its intellectual property rights, which would reduce its ability to compete in the market.

Inverness relies on patents to protect a portion of its intellectual property and its competitive position. In order to protect or enforce its patent rights, Inverness may initiate patent litigation against third parties, such as infringement suits or interference proceedings. Litigation may be necessary to:

•	assert claims of infringement;

•	enforce Inverness patents;

•	protect Inverness trade secrets or know-how; or

•	determine the enforceability, scope and validity of the proprietary rights of others.

Currently, Inverness has initiated a number of lawsuits against competitors whom it believes to be selling products that infringe its proprietary rights. These current lawsuits and any other lawsuits that Inverness initiates could be expensive, take significant time and divert management’s attention from other business concerns. Litigation also puts Inverness patents at risk of being invalidated or interpreted narrowly and Inverness patent applications at risk of not issuing. Additionally, Inverness may provoke third parties to assert claims against it.

Patent law relating to the scope of claims in the technology fields in which Inverness operates is still evolving and, consequently, patent positions in its industry are generally uncertain. Inverness may not prevail in any of these suits and the damages or other remedies awarded, if any, may not be commercially valuable. During the course of these suits, there may be public announcements of the results of hearings, motions and other interim proceedings or developments in the litigation. If securities analysts or investors perceive any of these results to be negative, Inverness’ stock price could decline.

In December 2005, Inverness learned that the Securities and Exchange Commission, or the SEC, had issued a formal order of investigation in connection with the previously disclosed revenue recognition matter at one of its diagnostic divisions. Inverness cannot predict what the outcome of this investigation will be.

In December 2005, Inverness learned that the SEC had issued a formal order of investigation in connection with the previously disclosed revenue recognition matter at one of its diagnostic divisions, and Inverness subsequently received a subpoena for documents. Inverness believes that it has fully responded to the subpoena and has continued to fully cooperate with the SEC’s investigation. Inverness cannot predict whether the SEC will seek additional information or what the outcome of its investigation will be.

In March 2006, the FTC opened a preliminary, non-public investigation into Inverness’ acquisition of the Innovacon business to determine whether this acquisition may be anticompetitive. Inverness cannot predict what the outcome of this investigation will be.

In March 2006, the FTC opened a preliminary, non-public investigation into Inverness’ then-pending acquisition of the Innovacon business it acquired from ACON Laboratories to determine whether this acquisition may be anticompetitive, and Inverness subsequently received a Civil Investigative Demand and a subpoena requesting documents. Inverness believes that it has fully responded to the Civil Investigative Demand, and it is continuing to produce documents in connection with the subpoena and to otherwise cooperate with the FTC’s investigation. Inverness cannot predict whether the FTC will seek additional information or what the outcome of this investigation will be. The FTC generally has the power to commence administrative or federal court proceedings seeking injunctive relief or divestiture of assets. In the event that an order were to be issued requiring divestiture of significant assets or imposing other injunctive relief, Inverness’ business, financial condition and results of operations could be materially adversely affected.

Non-competition obligations and other restrictions will limit Inverness’ ability to take full advantage of its management team, the technology it owns or licenses and its research and development capabilities.

Members of the Inverness management team have had significant experience in the diabetes field. In addition, technology Inverness owns or licenses may have potential applications to this field and its research and development capabilities could be applied to this field. However, in conjunction with Inverness’ split-off from Inverness Medical Technology, Inc., or IMT, Inverness agreed not to compete with IMT and Johnson & Johnson in the field of diabetes through 2011. In addition, Inverness’ license agreement with IMT prevents it from using any of the licensed technology in the field of diabetes. As a result of these restrictions, Inverness cannot pursue opportunities in the field of diabetes.

Inverness’ operating results may fluctuate due to various factors and as a result period-to-period comparisons of its results of operations will not necessarily be meaningful.

Factors relating to Inverness’ business make its future operating results uncertain and may cause them to fluctuate from period to period. Such factors include:

•	the timing of new product announcements and introductions by Inverness and its competitors;

•	market acceptance of new or enhanced versions of Inverness products;

•	changes in manufacturing costs or other expenses;

•	competitive pricing pressures;

•	the gain or loss of significant distribution outlets or customers;

•	increased research and development expenses;

•	the timing of any future acquisitions;

•	general economic conditions; or

•	general stock market conditions or other economic or external factors.

Because Inverness’ operating results may fluctuate from quarter to quarter, it may be difficult for Inverness or its investors to predict future performance by viewing historical operating results.

Period-to-period comparisons of Inverness’ operating results may not be meaningful due to its acquisitions.

Inverness has engaged in a number of acquisitions in recent years, which makes it difficult to analyze Inverness’ results and to compare them from period to period. Significant acquisitions include Inverness’ acquisitions of IVC Industries, Inc. in March 2002, Wampole in September 2002, Ostex in June 2003, ABI in August 2003, the Abbott rapid diagnostics product lines in September 2003, Binax and Ischemia in March 2005, the Determine business in June 2005, BioStar in September 2005, the Innovacon business in March 2006, Instant in March 2007 and Biosite in June 2007. Period-to-period comparisons of Inverness’ results of operations may not be meaningful due to these acquisitions and are not indications of Inverness’ future performance. Any future acquisitions, including the pending acquisitions of Cholestech and HemoSense, will also make Inverness’ results difficult to compare from period to period in the future.

Future sales of Inverness common stock issuable upon conversion of its senior subordinated convertible notes may adversely affect the market price of Inverness common stock.

Inverness’ $150,000,000 principal amount of senior subordinated convertible notes are initially convertible into Inverness common stock at a conversion price of approximately $52.30 per share, or approximately 2,868,120 shares. Sales of a substantial number of shares of Inverness common stock in the public market could depress the market price of Inverness common stock and impair Inverness’ ability to raise capital through the sale of additional equity securities. Inverness cannot predict the effect that future sales of its common stock or other equity-related securities would have on the market price of Inverness common stock. The price of Inverness common stock could be affected by possible sales of Inverness common stock by holders of its senior subordinated convertible notes and by hedging or arbitrage trading activity that may develop involving Inverness common stock.

The conversion rate of Inverness’ senior subordinated convertible notes may be adjusted based upon the daily volume weighted average price per share of Inverness common stock for the thirty consecutive trading days ending on May 9, 2008, and any such adjustment will be dilutive to the holders of Inverness common stock and could have an adverse effect on the price of Inverness common stock.

The conversion rate applicable to Inverness’ senior subordinated convertible notes will be increased if the daily volume weighted average price per share of Inverness common stock for the thirty consecutive trading days ending on May 9, 2008 is less than $40.23 (adjusted for any stock splits, stock dividends, recapitalizations or other similar events). In that event, the conversion rate will be adjusted to be the greater of 130% of such average or $40.23 (in each case adjusted for any stock splits, stock dividends, recapitalizations or other similar events), but no such adjustment will decrease the then-applicable conversion rate. Any such adjustment will result in additional shares of Inverness common stock becoming issuable upon conversion of Inverness’ senior subordinated convertible notes and therefore will be dilutive to holders of Inverness common stock.

Inverness’ stock price may fluctuate significantly, and stockholders who buy or sell Inverness common stock may lose all or part of the value of their investment, depending on the price of Inverness common stock from time to time.

Inverness common stock has been listed on the American Stock Exchange since November 23, 2001, and it has a limited market capitalization. As a result, Inverness is currently followed by only a few market analysts and a portion of the investment community. Limited trading of Inverness common stock may therefore make it more difficult for you to sell your shares.

In addition, Inverness’ share price may be volatile due to fluctuations in its operating results, as well as factors beyond Inverness’ control. It is possible that in some future periods the results of Inverness’ operations will be below the expectations of the public market. If this occurs, the market price of Inverness common stock could decline. Furthermore, the stock market may experience significant price and volume fluctuations, which may affect the market price of Inverness common stock for reasons unrelated to its operating performance. The market price of Inverness common stock may be highly volatile and may be affected by factors such as:

•	quarterly and annual operating results, including failure to meet the performance estimates of securities analysts;

•	changes in financial estimates of revenues and operating results or buy/sell recommendations by securities analysts;

•	the timing of announcements by Inverness or its competitors of significant products, contracts or acquisitions or publicity regarding actual or potential results or performance thereof;

•	changes in general conditions in the economy, the financial markets or the health care industry;

•	government regulation in the health care industry;

•	changes in other areas such as tax laws;

•	sales of substantial amounts of Inverness common stock or the perception that such sales could occur;

•	changes in investor perception of Inverness’ industry, businesses or prospects;

•	the loss of key employees, officers or directors; or

•	other developments affecting Inverness or its competitors.

Anti-takeover provisions in Inverness’ organizational documents and Delaware law may limit the ability of its stockholders to control its policies and effect a change of control of Inverness and may prevent attempts by Inverness’ stockholders to replace or remove its current management, which may not be in your best interests.

There are provisions in Inverness’ certificate of incorporation and bylaws that may discourage a third party from making a proposal to acquire it, even if some of Inverness’ stockholders might consider the proposal to be in their best interests, and may prevent attempts by Inverness’ stockholders to replace or remove its current management. These provisions include the following:

•	Inverness’ certificate of incorporation provides for three classes of directors with the term of office of one class expiring each year, commonly referred to as a staggered board. By preventing stockholders from voting on the election of more than one class of directors at any annual meeting of stockholders, this provision may have the effect of keeping the current members of Inverness’ board of directors in control for a longer period of time than stockholders may desire;

•	Inverness’ certificate of incorporation authorizes its board of directors to issue shares of preferred stock without stockholder approval and to establish the preferences and rights of any preferred stock issued, which would allow the board to issue one or more classes or series of preferred stock that could discourage or delay a tender offer or change in control;

•	Inverness’ certificate of incorporation prohibits its stockholders from filling board vacancies, calling special stockholder meetings or taking action by written consent;

•	Inverness’ certificate of incorporation provides for the removal of a director only with cause and by the affirmative vote of the holders of 75% or more of the shares then entitled to vote at an election of directors; and

•	Inverness’ bylaws require advance written notice of stockholder proposals and director nominations.

Additionally, Inverness is subject to Section 203 of the Delaware General Corporation Law, which, in general, imposes restrictions upon acquirers of 15% or more of Inverness stock. Finally, the board of directors may in the future adopt other protective measures, such as a stockholder rights plan, which could delay, deter or prevent a change of control.

Because Inverness does not intend to pay dividends on its common stock, you will benefit from an investment in Inverness common stock only if it appreciates in value.

Inverness currently intends to retain future earnings, if any, to finance the expansion of its business and does not expect to pay any dividends on Inverness common stock in the foreseeable future. In addition, Inverness’ secured credit facilities currently prohibit the payment of cash dividends. As a result, the success of your investment in Inverness common stock will depend entirely upon any future appreciation. There is no guarantee that Inverness common stock will appreciate in value or even maintain the value at which you purchased your shares.

Risk Factors Relating to HemoSense

HemoSense has limited operating experience and a history of net losses. Unless HemoSense is able to significantly increase its revenue and reduce its costs, it may never achieve or maintain profitability.

HemoSense has a limited history of operations and has incurred net losses in each year since its inception. HemoSense received regulatory clearance to market its INRatio System in 2002 and began commercial sales in early 2003. During the past five fiscal years, HemoSense incurred net losses of $4.7 million in 2002, $6.9 million in 2003, $10.3 million in 2004 and $11.7 million in 2005 and $10.9 million in 2006. As of June 30, 2007, it had an accumulated deficit of $61.9 million. HemoSense expects that its operating expenses will increase nominally as it expands its business, devotes additional resources to its research and development, increases sales and marketing efforts and bears the costs associated with being a public company.

HemoSense expects that the price of its common stock will fluctuate substantially.

The average daily trading volume of HemoSense stock is low, and its stock price may move significantly from the trading of relatively few shares. The market price for HemoSense’s common stock will be affected by a number of factors, including:

•	its quarterly operating performance;

•	changes in earnings estimates or recommendations by securities analysts;

•	changes in the availability of reimbursement for the use of its products in the United States or other countries;

•	the announcement of new products or product enhancements by HemoSense or its competitors;

•	announcements of technological or medical innovations in PT/INR monitoring or anticoagulation treatment;

•	HemoSense’s ability to develop, obtain regulatory clearance for and market new and enhanced products on a timely basis;

•	product liability claims or other litigation;

•	changes in governmental regulations or in HemoSense’s marketing approvals or applications from or with regulatory authorities; and

•	general market conditions and other factors, including factors unrelated to HemoSense’s operating performance or the operating performance of its competitors.

Changes in the price of its common stock will be unpredictable and any of these factors could cause HemoSense’s stock price to fluctuate substantially.

HemoSense may be unable to accurately predict its future performance, which could harm its stock price.

HemoSense provides guidance regarding future operating performance and its stock price is based, in part, upon those predictions. Because HemoSense has only recently become a publicly-traded company and has been in a commercial stage for a relatively short time, it may be difficult for HemoSense to accurately predict its operating performance each quarter, and HemoSense believes that its quarterly results will fluctuate as a result of many factors outside of its control, such as:

•	demand for its product;

•	timing of orders and shipments;

•	the performance of HemoSense’s distributors on its behalf;

•	HemoSense’s mix of sales between its distributors and its direct sales force;

•	foreign currency fluctuations;

•	seasonality, in Europe, relating to mechanical heart valve surgeries;

•	the ability of HemoSense’s vendors to deliver materials in the time and in quantities it needs,

•	new product introductions by HemoSense’s competitors; and

•	the timing and uncertainty of United States and foreign reimbursement decisions with respect to the use of HemoSense’s products.

HemoSense believes that its stock price would decline if it is unable to meet or exceed its predicted performance.

HemoSense depends upon a single product. If HemoSense’s INRatio System fails to continue to gain market acceptance its business will suffer.

The INRatio System is HemoSense’s only product. Sales of this product will account for substantially all of HemoSense’s revenue for the foreseeable future. HemoSense cannot be sure that it will be successful in convincing patients and healthcare professionals to use its product. Certain competitors have products that are established in HemoSense’s target markets, and HemoSense may not be able to convince users of those products to switch to the INRatio System. Healthcare professionals may be hesitant to recommend HemoSense’s product to their patients given its short operating history and the fact that HemoSense is a relatively small company. If HemoSense’s product fails to gain further acceptance in the point-of-care and patient self-testing markets, its business will be harmed.

HemoSense will be unable to achieve profitability unless it increases revenue and decreases the cost of manufacturing its test strips.

HemoSense will need to both significantly increase the revenue it receives from sales of its product and, to the extent possible, reduce its costs in order to achieve profitability. It is possible that HemoSense will never generate sufficient revenue to achieve profitability. HemoSense’s failure to achieve and maintain profitability would negatively affect its business and financial condition and the trading price of its common stock.

The performance of HemoSense’s product may not be perceived as being comparable with established laboratory methods, which may limit the market acceptance of HemoSense’s product.

The majority of PT/INR testing has historically been and continues to be performed by large hospital or commercial laboratories. Healthcare professionals responsible for managing patients on warfarin therapy have experience with and confidence in the results generated by these large laboratories. In addition, these professionals influence many treatment decisions, including aspects critical to HemoSense’s business such as how often testing is to be performed, who is to perform the testing, and where testing is to be performed. In some instances, these decision makers may determine that HemoSense’s INRatio System test results lack the clinical history, accuracy and reliability of large laboratories. If HemoSense is unable to demonstrate to physicians’ satisfaction that the performance of its INRatio System closely matches the results produced by these laboratories, market acceptance of its product will be limited.

HemoSense is subject to FDA inspection and possible enforcement action in the event of regulatory violations.

HemoSense’s product and facilities are subject to continual review and periodic inspections by the FDA and other regulatory bodies. In particular, HemoSense is required to comply with quality system regulations, or QSR, and other regulations, which cover the methods and documentation of the design, testing, production, control, quality assurance, labeling, packaging, storage, shipping and post market surveillance of its product. The FDA enforces the QSR through both scheduled and unannounced inspections. During May, June and July of 2006, HemoSense underwent an inspection of its facilities by the FDA, which resulted in the issuance of an FDA Form 483 and, subsequently, a warning letter, because the FDA believed that HemoSense’s Form 483 response did not provide sufficient detail and documentation for the FDA to evaluate whether HemoSense’s corrective actions would be adequate to prevent recurrence of the inspection observations. The FDA has accepted HemoSense’s response to the warning letter, but there can be no assurance that the FDA will not impose more serious enforcement actions which may include the following sanctions:

•	warning letter;

•	fines, injunctions and civil penalties;

•	recall or seizure of HemoSense’s products;

•	operating restrictions, partial suspension or total shutdown of production;

•	delays in clearance or approval, or failure to obtain approval of HemoSense’s products or product modifications;

•	withdrawal of clearances or approvals; and

•	criminal prosecution.

If any of these actions were to occur, it would harm HemoSense’s reputation and cause its product sales and profitability to suffer. Responding to inspectional observations may be time consuming and costly.

The success of HemoSense’s business is largely dependent upon the growth of the PT/INR patient self-testing market. If that market fails to develop as HemoSense anticipates, its results will be adversely affected.

HemoSense’s business plan is, in part, targeted at the emerging PT/INR patient self-testing market and its product has been designed to address that market. HemoSense cannot be sure that this market will grow as it anticipates. Such growth will require greater advocacy of patient self-testing from both healthcare professionals and patients than currently exists. Future research and clinical data may not sufficiently support patient self-testing as a safe or effective alternative to clinical laboratory testing or point-of-care testing, which could inhibit adoption of patient self-testing. If healthcare professionals fail to advocate self-testing for their patients or if patients do not become comfortable with it, self-testing may fail to become the standard practice for PT/INR measurement. If patient self-testing fails to be adopted at the rate HemoSense expects, its anticipated growth will be adversely affected and its results will suffer.

HemoSense operates in a highly competitive market and faces competition from large, well-established medical device manufacturers with significant resources. If HemoSense fails to compete effectively, its business will suffer.

The market for point-of-care and patient self-testing PT/INR measurement systems is intensely competitive, subject to rapid change, new product introductions and other activities of industry participants. HemoSense currently competes directly against Roche Diagnostics, the largest diagnostic company in the world, and International Technidyne Corporation, a division of Thoratec. Together these two companies currently account for substantially all of the competition in the point-of-care and patient self-testing PT/INR measurement market. Several other companies, including Inverness, have announced that they are developing new products that would compete directly against HemoSense, and HemoSense expects one or more new products to become available in the near future. In addition, other companies, including Johnson & Johnson and Beckman Coulter, have developed or acquired directly competitive products for the PT/INR market in the past, and while they are not current competitors, they could re-enter the market at any time. Additionally, these and other potential competitors hold intellectual property rights that could allow them to develop or sell the right to develop new products that could compete effectively with HemoSense’s INRatio System. All of these companies are larger than HemoSense and enjoy several competitive advantages, including:

•	significantly greater name recognition;

•	established relationships with healthcare professionals, patients and insurance providers;

•	large, direct sales forces and established independent distribution networks;

•	additional product lines and the ability to offer rebates, bundled products, and higher discounts or incentives;

•	access to material information about HemoSense’s business, which HemoSense is required to publicly disclose, while not having to disclose their own comparable information, because it is an immaterial part of their overall operations;

•	greater experience in conducting research and development, manufacturing and marketing activities; and

•	greater financial and human resources for product development, sales and marketing and litigation.

Because of these competitive advantages, these companies may be able to engage in aggressive practices that may harm HemoSense’s business, without HemoSense being able to effectively respond. In 2005, following the issuance by the FDA of a warning letter, HemoSense experienced a brief impact on its overseas sales performance as a competitor attempted to use a warning letter issued by the FDA to disrupt HemoSense’s customer relationships. If a warning letter were to be issued in the future, HemoSense could experience a similar adverse effect on its sales. If HemoSense is not able to compete effectively against these companies or their products, its business will be harmed.

HemoSense has limited test strip manufacturing capabilities and personnel. If HemoSense cannot produce an adequate supply of test strips, its growth will be limited and its business will be harmed.

The components of the INRatio System are the INRatio meter and INRatio disposable test strips. HemoSense manufactures INRatio test strips at its facility, and contracts with an electronic manufacturing services supplier to manufacture the INRatio meter. To be successful, HemoSense must manufacture its test strips in substantial quantities and at acceptable costs. HemoSense currently has limited experience manufacturing its test strips, and no experience manufacturing in the quantities that it anticipates it will need in the foreseeable future. There are technical challenges to increasing HemoSense’s manufacturing capacity in a significant manner, including:

•	maintaining the consistency of its incoming raw materials;

•	equipment design and automation;

•	material procurement;

•	production yields; and

•	quality control and assurance.

In order to meet its increasing demand for test strips, HemoSense recently added a third shift to its strip production. The increase in capacity should allow HemoSense to meet its anticipated demand for approximately one year. In addition, HemoSense intends to soon start a production automation project which would further expand its capacity. If HemoSense is not successful in this project HemoSense faces the risk of not being able to meet customer demand in a timely manner.

Developing high volume manufacturing facilities will require HemoSense to invest substantial additional funds and to hire and retain additional management and technical personnel who have the necessary manufacturing qualifications and experience. HemoSense may not successfully complete any required increase in manufacturing capacity in a timely manner or at all. If HemoSense is unable to manufacture a sufficient supply of its product, maintain control over expenses or otherwise adapt to anticipated growth, or if HemoSense underestimates growth, HemoSense may not have the capability to satisfy market demand or improve its sales growth sufficiently to achieve profitability.

If alternative drugs or other treatments reduce the need for warfarin, the market for HemoSense’s product will be limited.

HemoSense’s INRatio System is used to measure the rate of blood coagulation in patients using warfarin. As a result, the size of HemoSense’s market is directly dependent upon the number of warfarin users. If a new drug or other anticoagulation treatment that does not require regular monitoring of PT/INR levels is successfully developed, approved and adopted, the size of the market for HemoSense’s product will be adversely affected. HemoSense is aware that pharmaceutical companies are researching and developing potential alternatives to warfarin. Advances in the treatment of underlying conditions could also affect the use of warfarin. For example, improvements in replacement tissue heart valves have reduced, and may in the future further reduce the use of mechanical heart valves, one of the leading indications for chronic warfarin use. Additionally, several companies are pursuing new surgical procedures to treat atrial fibrillation, another leading indication for warfarin use and monitoring. Any development that renders warfarin obsolete or diminishes the need for PT/INR testing by patients in HemoSense’s target markets would negatively affect its business and prospects.

HemoSense’s ability to successfully market and sell its product is dependent on the availability of adequate reimbursement from Medicare and other insurance providers.

In the United States, purchasers of medical devices, including HemoSense’s INRatio System, generally rely on Medicare and other insurance providers to cover all or part of the cost of the product. Currently reimbursement for PT/INR testing is available in the point-of-care environment for monitoring all uses of warfarin. However, Medicare currently only reimburses PT/INR self-testing for patients with mechanical heart valves, or approximately 400,000 mechanical heart valve patients on warfarin, which represents approximately 10% of four million United States patients taking warfarin on a daily basis. Whether Medicare expands reimbursement for PT/INR patient self-testing for other indications, such as atrial fibrillation, will be partially dependent on the outcome of ongoing and future clinical studies that HemoSense neither participates in nor has any direct control over. Coverage and reimbursement determinations are subject to change over time and HemoSense cannot provide any assurance that Medicare will not reduce or change coverage and reimbursement policies.

Although many other insurance providers follow Medicare coverage determinations, Medicare coverage does not and will not guarantee widespread coverage by other insurance providers. These organizations are not required to offer the same level of coverage as Medicare, or any coverage at all, and their coverage policies are determined on a regional basis, carrier-by-carrier, so that obtaining nationwide coverage from all the major insurance providers will be a time-consuming process. HemoSense cannot provide any assurance that adequate coverage, if any, will be obtained. Further, coverage decisions for individual patients may be made on a case-by-case basis and may require the patient to seek and obtain prior authorization before being provided access to HemoSense’s product. Future legislation, regulation or reimbursement policies of insurance providers may adversely affect the demand for HemoSense’s product or HemoSense’s ability to sell its product on a profitable basis. The lack of insurance coverage or the inadequacy of reimbursement could have a material adverse effect on HemoSense’s business, financial condition and results of operations.

Reimbursement and healthcare payment systems in international markets vary significantly by country and include both government-sponsored healthcare and private insurance. Obtaining international approvals is a lengthy process, and reimbursement policies may limit the marketability of HemoSense’s product in certain countries. International reimbursement approvals may not be obtained in a timely manner, if at all, or may provide for inadequate reimbursement levels. After international reimbursement is established, it may be severely limited or eliminated in future years. HemoSense’s failure to receive international reimbursement approvals could have a material adverse effect on market acceptance of its product in the markets in which those approvals are sought.

If HemoSense is unable to establish sufficient sales and marketing capabilities or enter into and maintain appropriate arrangements with third parties to sell, market and distribute its product, its business will be harmed.

HemoSense has limited experience as a company in the sale, marketing and distribution of its INRatio System. HemoSense maintains a relatively small sales and marketing team which as of June 30, 2007 was comprised of 41 employees and expects to depend heavily on third parties to sell its product both in the United States and internationally for the foreseeable future. To achieve commercial success, HemoSense must further develop its sales and marketing capabilities and enter into and maintain successful arrangements with others to sell, market and distribute its product.

HemoSense currently has agreements with seven national and four regional distributors in the United States. HemoSense also has agreements with 15 international distributors of its product. Three of HemoSense’s distributors, Quality Assured Services, Medline and National Distribution & Contracting, Inc., each accounted for between 9% to 23% and 46% in the aggregate, of its total revenue in the nine months ended June 30, 2007. HemoSense’s success is dependent upon developing and maintaining current and future distribution relationships. HemoSense has only recently entered into most of its distribution relationships, which makes it difficult for HemoSense to predict their future success. Some of HemoSense’s distribution agreements allow either party to terminate the relationship on short notice and without fault. Additionally, HemoSense may be unable to renew a distribution agreement upon its expiration on favorable terms, or at all. Distribution partners may fail to commit the necessary resources to market and sell HemoSense’s product to the level of its expectations. In particular, several of HemoSense’s distribution partners also distribute the products of its competitors, and as a result, HemoSense competes for the attention of these distributors against the experienced and well funded efforts of its competitors. If in the future HemoSense’s distribution partners elect to focus on selling the products of its competitors rather than HemoSense’s products, HemoSense’s sales efforts will be seriously compromised. If HemoSense is unable to establish and maintain adequate sales, marketing and distribution capabilities, independently or with others, it may not be able to generate product revenue and may not become profitable. If HemoSense’s current or future partners do not perform adequately, or if HemoSense is unable to locate or retain partners, as needed, in particular geographic areas or in particular markets, its ability to achieve its expected revenue growth rate will be harmed.

If HemoSense’s commercial partners fail to provide customer service on its behalf, its business will be harmed.

In the United States, Independent Diagnostic Testing Facilities, or IDTFs, are intermediary parties that provide HemoSense’s INRatio meters and test strips to patients and are often responsible for communicating patient results back to the prescribing physician and for monitoring patient compliance with the prescribed testing plan. As such, HemoSense’s success is tied to how well its IDTF partners can:

•	convince prescribing physicians of the benefit of weekly PT/INR testing;

•	ensure patient compliance; and

•	provide timely, quality customer service to patients and physicians.

Since self-testing is relatively new, IDTFs will play a critical role in the acceptance of home testing among patients and physicians and the creation of awareness of HemoSense’s INRatio System. If HemoSense’s IDTF partners are not successful in performing their role, its business will be adversely affected.

Because of its limited experience, HemoSense has in the past manufactured, and may in the future manufacture, defective test strips that have to be discarded, which increases its costs of operations and may delay shipment of product to customers.

HemoSense manufactures its test strips in large lots that must be tested with blood from warfarin patients in order to determine if its product has acceptable performance. There are many elements to manufacturing each lot of strips that can cause variability in PT/INR measurement beyond acceptable limits. Variability is not detected until the entire lot is complete and selected strips are tested with patient blood samples. If the performance is not acceptable, HemoSense discards the entire lot after it has incurred substantially all the material and labor costs required to manufacture the test strips in the lot. In order to manufacture test strips that will produce PT/INR measurement results that are sufficiently calibrated to clinical laboratory equipment, HemoSense is dependent upon its suppliers to deliver various components in conformity with its specifications. HemoSense has in the past had to, and may in the future have to, discard lots because they fail to meet specifications, which increases costs of operations and may delay shipment of product to customers.

HemoSense depends on clinical sites to assist it in verifying the calibration of its test strips, and if they fail in that role HemoSense may be unable to produce test strips in a timely manner.

HemoSense must calibrate each lot of test strips that it manufactures using blood samples from patients who are taking therapeutic levels of warfarin as well as from individuals who are not on anticoagulant therapy. HemoSense has contracts in place with clinical sites that give HemoSense access to their patients on a regular basis to permit it to perform the testing HemoSense needs to complete its manufacturing process. If these clinical sites fail to enroll a sufficient number of patients for HemoSense’s calibration requirements or if they fail to ensure that the patients meet the inclusion criteria HemoSense specifies in its protocols, HemoSense’s ability to properly calibrate its product may be compromised and HemoSense may be unable to produce its test strips in a timely manner.

HemoSense’s product could be misused or produce inaccurate results, which could lead to injury to the patient and potential liability for HemoSense.

HemoSense expects its product to be used by patients without direct physician supervision. Many users will be elderly Medicare patients, who may have difficulty following the instructions for the use of its product. Additionally, in the point-of-care setting, practitioners familiar with competitors’ products that function differently may fail to follow HemoSense’s directions and misuse its product. For example, HemoSense is aware of a few situations in which practitioners have applied blood drawn from a vein using a syringe rather than capillary blood using a finger stick, which caused inaccurate readings. Warfarin management is complex, and there are many drugs, diseases and other factors that may affect warfarin metabolism and the ability of HemoSense’s test to perform as intended in the presence of these factors. Additionally, there may be biologic variations and clinical conditions that exist in some patients that may have an adverse effect on the performance of HemoSense’s product. HemoSense has in the past taken, and may in the future take, corrective action in its manufacturing procedure and labeling in order to respond to complaints that its test strips were producing inaccurate results. If HemoSense’s product is misused or otherwise produces an incorrect reading, a patient could be either underdosed or overdosed with warfarin, which could lead to serious injury or death and expose HemoSense to potential liability.

HemoSense’s manufacturing operations are dependent upon several single source suppliers, making HemoSense vulnerable to supply disruption, which could harm its business.

Currently, HemoSense has five single source suppliers: Dade Behring, which produces a reagent used in HemoSense’s test strips, Auer Precision Company, Inc. and White Electronic designs Corp. who produce components for HemoSense’s test strip, Haematologic Technologies, which produces its control reagents, and

Flextronics, which manufactures HemoSense’s meters. HemoSense’s suppliers may encounter problems during manufacturing due to a variety of reasons, including failure to follow HemoSense’s protocols and procedures, failure to comply with applicable regulations, or equipment malfunction, any of which could delay or impede their ability to meet HemoSense’s demand. Its reliance on these outside suppliers also subjects HemoSense to other risks that could harm its business, including:

•	HemoSense may not be able to obtain an adequate supply of quality raw materials or component parts in a timely manner or on commercially reasonable terms;

•	suppliers may make errors in manufacturing components that could negatively affect the performance of HemoSense’s product, cause delays in shipment of its product or lead to returns;

•	significant lot-to-lot variation in its test strips could negatively affect the performance of HemoSense’s product or cause delays in shipment of the product;

•	HemoSense may have difficulty locating and qualifying on a timely basis alternative suppliers for its single sourced supplies;

•	switching components may require product redesign and new submissions to the FDA, either of which could significantly delay production;

•	HemoSense’s suppliers manufacture products for a range of customers, and fluctuations in demand for the products these suppliers manufacture for others may affect their ability to deliver components to HemoSense in a timely manner; and

•	HemoSense’s suppliers may encounter financial hardships either related or unrelated to HemoSense’s demand for components, which could inhibit their ability to fulfill HemoSense’s orders and meet its requirements.

Additionally, HemoSense may become involved in a contractual dispute with any one of these suppliers, or may be unable to negotiate the renewal of an expiring contract, either of which could mean an interruption or delay in the supplied component or material. Any interruption or delay in the supply of components or materials, or HemoSense’s inability to obtain components or materials from alternate sources at acceptable prices in a timely manner, could impair its ability to meet the demand of its customers and cause them to cancel orders or switch to competitive products, which would harm HemoSense’s business.

Certain of its manufacturing operations are dependent upon a single source contract manufacturer, making HemoSense vulnerable to production disruption, which could harm its business.

In March 2006, HemoSense executed a Packaging Agreement with J-PAC, a third party manufacturer, to provide pouching and packaging services to support HemoSense’s production of INRatio test strips in support of the INRatio PT/INR Monitoring System product line. J-PAC may encounter problems carrying out these aspects of the manufacture of HemoSense’s products and carrying out its services to HemoSense due to a variety of reasons, including failure to follow HemoSense’s protocols and procedures, inability to meet HemoSense’s manufacturing supply requirements if demand for its product grows too quickly, supply shortages or equipment malfunction, any of which could delay or impede J-PAC’s ability to meet HemoSense’s demand. Its reliance on J-PAC also subjects HemoSense to other risks that could harm its business, including:

•	J-PAC carries out manufacturing services for a range of customers, and fluctuations in demand for J-PAC’s services for others may affect their ability to deliver finished goods to HemoSense in a timely manner;

•	Risk of damage or loss of HemoSense’s product while in transit between sites;

•	J-PAC may encounter financial hardship either related or unrelated to HemoSense’s demand, which could inhibit their ability to fulfill HemoSense’s orders and meet its requirements; and

•	HemoSense may have difficulty locating and qualifying on a timely basis an alternative for J-PAC’s services.

Additionally, HemoSense may become involved in a contractual dispute with J-PAC, or may be unable to negotiate the renewal of its contract with J-PAC, either of which could mean an interruption or delay in obtaining J-PAC’s services. Any interruption or delay in J-PAC’s services, or HemoSense’s inability to obtain the same finished goods or services from alternate sources at acceptable prices in a timely manner, could impair HemoSense’s ability to meet the demand of its customers and cause them to cancel orders or switch to competitive products, which would harm HemoSense’s business.

HemoSense faces the risk of product liability claims or recalls and may not be able to maintain or obtain insurance.

Its business exposes HemoSense to the risk of product liability claims that are inherent in the testing, manufacturing and marketing of medical devices, including those which may arise from the misuse or malfunction of, or design flaws in, its product. HemoSense may be subject to such claims if its product causes, or merely appears to have caused, an injury. Claims may be made by patients, healthcare providers or others selling HemoSense’s product.

In addition, HemoSense may be subject to claims even if the apparent injury is due to the actions of others. For example, HemoSense relies on the expertise of physicians to determine if a patient is capable of performing patient self-testing. HemoSense similarly relies on IDTFs and other medical personnel to properly train patients to test themselves using its device. If these professionals are not properly trained or are negligent, HemoSense’s product may be used improperly or the patient may suffer critical injury, which may subject HemoSense to liability. These liabilities could prevent or interfere with HemoSense product commercialization efforts. Defending a lawsuit, regardless of merit, could be costly, could divert management attention and might result in adverse publicity, which could result in the withdrawal of, or reduced acceptance of, HemoSense’s product in the market.

Although HemoSense has product liability insurance that it believes is adequate, this insurance is subject to deductibles and coverage limitations. If HemoSense is unable to obtain insurance at an acceptable cost or on acceptable terms with adequate coverage or otherwise protect against potential product liability claims, HemoSense will be exposed to significant liabilities, which may harm its business. A product liability claim or other claim with respect to uninsured liabilities or for amounts in excess of insured liabilities could result in significant costs and significant harm to HemoSense’s business.

The FDA has the authority to require the recall of HemoSense’s product in the event of material deficiencies, defects in design, manufacture or labeling, or other product problems that could cause serious adverse health consequences or death. Comparable governmental entities in other countries have similar authority. Even where product problems do not present a risk of serious adverse health consequences or death, HemoSense may need to conduct a voluntary recall, if its product presents a risk to health. A government mandated or voluntary recall by HemoSense could occur as a result of component failures, manufacturing errors or design defects. Any recall would divert managerial and financial resources and harm HemoSense’s reputation with its customers.

HemoSense faces the risk that modifications to its device may require new 510(k) clearance which may not be obtained.

HemoSense may be forced to make modifications to its product as a result of:

•	obsolescence of a key single-sourced component;

•	termination of a key supplier relationship;

•	identification of a critical product defect;

•	intellectual property issues; or

•	enforcement action by a regulatory agency.

The FDA requires device manufacturers to initially make and document a determination of whether or not a modification requires a new approval, supplement or clearance; however, the FDA can review a manufacturer’s decision. Any modifications to an FDA-cleared device that could significantly affect its safety or effectiveness, or that would constitute a major change in its intended use would require a new 510(k) clearance or possibly a premarket approval. HemoSense may not be able to obtain additional 510(k) clearances or premarket approvals for new products, product modifications, or new indications for its product in a timely fashion, or at all. Delays in obtaining required future clearances would adversely affect HemoSense’s ability to introduce new or enhanced products in a timely manner, which in turn would harm its future growth. HemoSense has made modifications to its INRatio System in the past and may make additional modifications in the future that HemoSense believes do not or will not require additional clearances or approvals. If the FDA disagrees and requires new clearances or approvals for the modifications, HemoSense may be required to recall and to stop marketing the INRatio System as modified, which would harm its operating results and require HemoSense to redesign the INRatio System. In these circumstances, HemoSense may be subject to significant enforcement actions.

HemoSense’s operations may be directly or indirectly affected by various broad state and federal healthcare fraud and abuse laws, including the federal Anti-Kickback Statute, which prohibit any person from knowingly and willfully offering, paying, soliciting or receiving remuneration, directly or indirectly, to induce or reward either the referral of an individual, or the furnishing or arranging for an item or service, for which payment may be made under federal healthcare programs, such as the Medicare and Medicaid programs. If HemoSense’s past or present operations, including, but not limited to, its consulting arrangements with physicians, or its promotional or discount programs, are found to be in violation of these laws, HemoSense or its officers may be subject to civil or criminal penalties, including large monetary penalties, damages, fines, imprisonment and exclusion from Medicare and Medicaid program participation.

HemoSense may be subject to false claims laws which could result in substantial penalties.

Because its customers will most likely file claims for reimbursement with government programs such as Medicare and Medicaid, HemoSense may be subject to the federal False Claims Act if HemoSense knowingly “causes” the filing of false claims. Violations of the Act may lead to government enforcement actions resulting in substantial civil penalties, including treble damages. The federal False Claims Act also contains provisions that allow private individuals to bring actions on behalf of the government alleging that the defendant has defrauded the government. Various states have enacted laws modeled after the federal False Claims Act. HemoSense is unable to predict whether it could be subject to actions under the federal False Claims Act, or the impact of such actions.

However, the costs of defending claims under the False Claims Act, as well as sanctions imposed under the Act, could significantly harm HemoSense’s operations.

HemoSense’s financial controls and procedures may not be sufficient to ensure timely and reliable reporting of financial information, which, as a public company, could materially harm its stock price and AMEX listing.

HemoSense cannot provide assurance that its finance department has or will maintain adequate resources to ensure that HemoSense will not have any future material weakness in its system of internal controls. The effectiveness of HemoSense’s controls and procedures may in the future be limited by a variety of factors including:

•	faulty human judgment and simple errors, omissions or mistakes;

•	fraudulent action of an individual or collusion of two or more people;

•	inappropriate management override of procedures; and

•	the possibility that any enhancements to controls and procedures may still not be adequate to assure timely and accurate financial information.

If HemoSense fails to have effective controls and procedures for financial reporting in place, HemoSense could be unable to provide timely and accurate financial information and be subject to American Stock Exchange, or AMEX, delisting, Securities and Exchange Commission, or SEC, investigation, and civil or criminal sanctions.

HemoSense may have warranty claims that exceed its reserves, which could adversely affect its operating results.

The INRatio meter carries a product warranty against defects in materials and workmanship. HemoSense has established a warranty reserve based on anticipated failure and return rates for its product. Unforeseen changes in factors affecting its estimates could occur and adversely affect HemoSense’s operating results.

HemoSense’s inability to adequately protect its intellectual property could allow its competitors and others to produce products based on its technology, which could substantially impair its ability to compete.

HemoSense’s success and ability to compete is dependent, in part, upon its ability to protect the INRatio System through its intellectual property rights. HemoSense relies on a combination of patent, copyright and trademark law, trade secrets and nondisclosure agreements to protect its intellectual property. However, such methods may not be adequate to protect HemoSense or permit it to gain or maintain a competitive advantage. HemoSense’s European patent application, or any future U.S. or foreign application, may not issue as a patent or may issue as a patent in a form that may not be advantageous to HemoSense. Its issued patents, and those that may issue in the future, may be challenged, invalidated or circumvented, which could limit its ability to stop competitors from marketing related products.

To protect its proprietary rights, HemoSense may in the future need to assert claims of infringement or misappropriation against third parties. The outcome of litigation to enforce its intellectual property rights in patents, copyrights, trade secrets or trademarks is highly unpredictable, could result in substantial costs and diversion of resources, and could have a material adverse effect on HemoSense’s financial condition and results of operations regardless of the final outcome of such litigation. In the event of an adverse judgment, a court could hold that some or all of its asserted intellectual property rights are not infringed, invalid or unenforceable, and could award attorney fees to these third parties.

Despite its efforts to safeguard its unpatented and unregistered intellectual property rights, HemoSense may not be successful in doing so or the steps taken by HemoSense in this regard may not be adequate to detect or deter misappropriation of its technology or to prevent an unauthorized third party from copying or otherwise obtaining and using its product, technology or other information that HemoSense regards as proprietary. Additionally, third parties may be able to design around its patents. Furthermore, the laws of foreign countries may not protect HemoSense’s proprietary rights to the same extent as the laws of the United States. HemoSense’s inability to adequately protect its intellectual property could allow its competitors and others to produce products based on its technology, which could substantially impair its ability to compete.

HemoSense may become subject to claims of infringement or misappropriation of the intellectual property rights of others, which could be costly and harm its business.

Third parties have in the past asserted, and could in the future assert, infringement or misappropriation claims against HemoSense with respect to its current or future products. Whether a product infringes a patent involves complex legal and factual issues, the determination of which is often uncertain. Therefore, HemoSense cannot be certain that it has not infringed the intellectual property rights of others. Its competitors may assert that its product or the methods HemoSense employs in the use or manufacture of its product are covered by United States or foreign patents held by them. This risk is exacerbated by the fact that there are numerous issued patents and pending patent applications related to HemoSense’s business that are held by others. For example, in April 2003, Inverness filed suit against HemoSense, alleging that disposable test strips for HemoSense’s INRatio System infringed certain of Inverness’ patent rights. Inverness sought monetary damages and injunctive relief. In July 2004, HemoSense entered into a settlement and mutual release agreement with Inverness pursuant to which HemoSense received a license to the patent rights in exchange for a product royalty and a lump sum payment. Additionally, HemoSense has been in discussions with Beckman Coulter regarding coverage of its test strip by one or more of their patents. While HemoSense is still evaluating such patents, HemoSense currently does not believe that they cover its test strip or that HemoSense needs to obtain a license under such patents.

Because patent applications may take years to issue, there may be applications now pending of which HemoSense is unaware that may later result in issued patents that its product infringes. There could also be existing patents of which HemoSense is unaware that one or more components of its system may inadvertently infringe. As the number of competitors in the market for point-of-care and patient self-testing systems grows, the possibility of inadvertent patent infringement by HemoSense, or a patent infringement claim against HemoSense, increases.

Any infringement or misappropriation claim, with or without merit, could cause HemoSense to strain its financial resources, divert management’s attention from its business and harm its reputation. If a third party patent were upheld as valid and enforceable and HemoSense were found to infringe such patent, HemoSense could be prohibited from selling its product unless HemoSense could obtain a license to the patent or were able to design around the patent. HemoSense may be unable to obtain such a license on terms acceptable to HemoSense, if at all, and HemoSense may not be able to redesign its product to avoid infringement. A court could also order HemoSense to pay compensatory damages for such infringement, plus prejudgment interest and could, in addition, treble the compensatory damages and award attorney fees. These damages could be substantial and could harm HemoSense’s reputation, business, financial condition and operating results.

A court also could enter orders that temporarily, preliminarily or permanently enjoin HemoSense and its customers from making, using, selling, offering to sell or importing its product, or could enter an order mandating that HemoSense undertake certain remedial activities. Depending on the nature of the relief ordered by the court, HemoSense could become liable for additional damages to third parties.

The prosecution and enforcement of patents licensed to HemoSense by third parties are not within HemoSense’s control, and without these technologies, its product may not be successful and its business would be harmed if the patents were infringed or misappropriated without action by such third parties.

HemoSense has obtained licenses from Dade Behring for a reagent and, as part of a settlement of an infringement claim, from Inverness for a material used in its INRatio test strips. These licenses allow HemoSense to use these third parties’ technologies in its product. HemoSense does not control the maintenance, prosecution, enforcement or strategy for the licensed patents and as such are dependent on its licensors to maintain their viability. Without access to these technologies, HemoSense’s ability to conduct its business would be impaired significantly.

HemoSense may be subject to damages resulting from claims that HemoSense or its employees have wrongfully used or disclosed alleged trade secrets of their former employers.

Many of HemoSense’s employees were previously employed at other diagnostic companies, including its competitors. Although no claims against HemoSense are currently pending, HemoSense may be subject to claims that these employees or HemoSense has used or disclosed trade secrets or other proprietary information of their former employers. Litigation may be necessary to defend against these claims. Even if HemoSense is successful in defending against these claims, litigation could result in substantial costs and be a distraction to management. If HemoSense fails in defending such claims, in addition to paying monetary damages, HemoSense may lose valuable intellectual property rights or personnel.

A loss of key research personnel or their work product could hamper or prevent HemoSense’s ability to market existing or new products, which could severely harm its business.

HemoSense has potential exposure to environmental liabilities, including liability for contamination or other harm caused by materials that HemoSense uses, generates, disposes of, releases or discharges.

HemoSense’s research and development and clinical processes involve the use of potentially harmful biological materials as well as hazardous materials. HemoSense is subject to federal, state and local laws and regulations governing the use, handling, storage, labeling, discharge, release and disposal of hazardous and biological materials and HemoSense incurs expenses relating to compliance with these laws and regulations. Certain of these laws require HemoSense to obtain and operate under permits and authorizations that are subject to periodic renewal or modification. HemoSense could be held liable for damages, penalties and costs of investigation and remedial actions in connection with violations of environmental, health and safety laws or permits. HemoSense is also subject to potential liability for the investigation and clean up of any contamination at properties that HemoSense currently or formerly owned, operated or leased and off-site locations where HemoSense disposed of or arranged for disposal of hazardous materials. Liability for any such contamination can be joint, strict and several without regard to comparative fault under certain environmental laws. HemoSense may also be subject to related claims by private parties alleging property damage and/or personal injury due to exposure to hazardous materials at or in the vicinity of such properties. These expenses or this liability could have a significant negative impact on HemoSense’s financial condition. HemoSense may violate or have liability under environmental, health and safety laws in the future as a result of human error, equipment failure, or other causes.

Environmental laws or permit conditions could become more stringent over time, imposing greater compliance costs, including capital investments, and increasing risks and penalties associated with violations. For example, the European Parliament has recently finalized the Waste Electrical and Electronic Equipment Directive, or WEEE Directive, which makes producers of electrical goods financially responsible for specified collection, recycling, treatment and disposal of past and future covered products. As a producer of electronic equipment, HemoSense will incur financial responsibility for the collection, recycling, treatment or disposal of products covered under the WEEE Directive. HemoSense expects to incur increased costs to comply with future legislation which implements this Directive and potentially other related Directives, but HemoSense cannot currently estimate the extent of such increased costs. However, to the extent that such cost increases or delays are substantial, its operating results could be materially adversely affected. In addition, similar legislation may be enacted in other countries, including the United States. HemoSense is also subject to potentially conflicting and changing regulatory agendas of political, business, and environmental groups. Changes to or restrictions on permitting requirements or processes, hazardous or biological material storage or handling might require HemoSense to make an unplanned capital investment or relocation.

All of HemoSense’s operations are conducted at a single location. Any disruption at HemoSense’s facility could adversely affect its operations and increase its expenses.

All of HemoSense’s operations are conducted at a single location in San Jose, California. HemoSense takes precautions to safeguard its facility, including insurance, health and safety protocols. However, a natural disaster, such as a fire, flood or earthquake, could cause substantial delays in its operations, damage or destroy its manufacturing equipment or inventory, and cause HemoSense to incur additional expenses. The insurance HemoSense maintains against fires, floods, earthquakes and other natural disasters may not be adequate to cover its losses in any particular case.

HemoSense’s success will depend on its ability to attract and retain key personnel, particularly members of management and scientific staff.

HemoSense believes its future success will depend upon its ability to attract and retain employees including scientists, members of management and other highly skilled personnel. Its employees may terminate their employment with HemoSense at any time and are generally not subject to employment contracts. HemoSense may experience additional difficulties retaining existing employees and hiring new employees as a result of its pending acquisition by Inverness. Hiring qualified scientific and management personnel will be difficult due to the limited number of qualified professionals and the fact that competition for these types of employees is intense. If HemoSense fails to attract and retain key personnel, it may not be able to execute its business plan.

The cost of public company compliance with the securities laws and regulations is substantial and recently enacted and proposed changes to these laws and regulations will further increase HemoSense’s general and administrative expenses.

The cost of complying with the reporting requirements under the Securities and Exchange Act of 1934 are substantial. In addition, the Sarbanes-Oxley Act of 2002, along with other recent rules from the SEC and AMEX, have required further legal and financial compliance costs, and made some corporate actions more difficult. For example, compliance with the internal control requirements of Sarbanes-Oxley Section 404 requires HemoSense to commit significant resources to document and review the adequacy of its internal controls. While HemoSense is expending significant resources in developing the required documentation and testing procedures required by Section 404, it can provide no assurance as to conclusions by HemoSense or its external auditors with respect to the effectiveness of its internal controls over financial reporting. If HemoSense determines it has a material weakness in its internal controls under Section 404, it will have to issue a report that its internal controls are not effective, which could cause the market price of its stock to decline.

In addition, the changes in securities laws and regulations may make it more difficult and more expensive for HemoSense to maintain directors and officers liability insurance, and HemoSense may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These developments also could make it more difficult for HemoSense to attract and retain qualified executive officers and members of its board of directors, particularly with regard to its audit committee.

HemoSense’s principal stockholder owns a significant percentage of its stock, and as a result, can take actions that may be adverse to its other stockholders’ interests.

MPM Capital and its affiliates own approximately 33% of HemoSense’s common stock. This significant concentration of share ownership may adversely affect the trading price for its common stock because investors often perceive disadvantages in owning stock in companies with controlling stockholders. This stockholder will have the ability to exert substantial influence over all matters requiring approval by HemoSense’s stockholders, including the election and removal of directors and any proposed merger, consolidation or sale of all or substantially all of HemoSense’s assets. In addition, it could dictate the management of HemoSense’s business and affairs. This concentration of ownership could have the effect of delaying, deferring or preventing a change in control, or impeding a merger or consolidation, takeover or other business combination that could be favorable to HemoSense’s other stockholders.

HemoSense’s charter documents and Delaware law may inhibit a takeover that stockholders consider favorable and could also limit the market price of your stock.

HemoSense’s amended and restated certificate of incorporation and bylaws contain provisions that could delay or prevent a change in control of its company. Some of these provisions:

•	authorize the issuance of preferred stock which can be created and issued by the board of directors without prior stockholder approval, commonly referred to as “blank check” preferred stock, with rights senior to those of common stock;

•	prohibit stockholder actions by written consent; and

•	provide for a classified board of directors.

In addition, HemoSense is governed by the provisions of Section 203 of Delaware General Corporate Law. These provisions may prohibit large stockholders, in particular those owning 15% or more of its outstanding voting stock, from merging or combining with HemoSense. These and other provisions in its amended and restated certificate of incorporation and bylaws and under Delaware law could reduce the price that investors might be willing to pay for shares of HemoSense’s common stock in the future and result in the market price being lower than it would be without these provisions.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

The Securities and Exchange Commission, or SEC, encourages companies to disclose forward-looking information so that investors can better understand a company’s future prospects and make informed investment decisions. This proxy statement/prospectus contains such “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements may be made directly in this proxy statement/prospectus, and they may also be made a part of this proxy statement/prospectus by reference to other documents filed with the SEC, which is known as “incorporation by reference.”

Words such as “may,” “anticipate,” “estimate,” “expects,” “projects,” “intends,” “plans,” “believes” and words and terms of similar substance used in connection with any discussion of future operating or financial performance identify forward-looking statements. All forward-looking statements represent present expectations of Inverness and HemoSense management regarding future events and are subject to a number of assumptions, risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These risks include, but are not limited to, the risks and uncertainties set forth in “Risk Factors,” beginning on page 15 of this proxy statement/prospectus, as well as those set forth in the other SEC filings incorporated by reference herein.

In light of these assumptions, risks and uncertainties, the results and events discussed in the forward-looking statements contained in this proxy statement/prospectus or in any document incorporated by reference might not occur. You are cautioned not to place undue reliance on the forward-looking statements, which speak only as of the date of this proxy statement/prospectus or the date of the document incorporated by reference in this proxy statement/prospectus. Inverness and HemoSense do not undertake any obligation to update or alter any forward-looking statements, whether as a result of new information, future events or otherwise. All subsequent forward-looking statements attributable to Inverness or HemoSense, or to any person acting on their behalf, are expressly qualified in their entirety by the cautionary statements contained or referred to in this section.

THE HEMOSENSE SPECIAL MEETING

Date, Time and Place

The special meeting of HemoSense stockholders will be held on          , 2007 at          , local time, at the offices of Wilson Sonsini Goodrich & Rosati at 650 Page Mill Road, Palo Alto, California 94304.

Purpose; Other Matters

At the special meeting, HemoSense stockholders will be asked to consider and vote upon a proposal to approve the merger and adopt the merger agreement. Upon completion of the merger, each outstanding share of HemoSense common stock will be converted into the right to receive 0.274192 shares of Inverness common stock. A copy of the Agreement and Plan of Reorganization dated August 6, 2007 among HemoSense, Inverness and Spartan Merger Sub is attached to this proxy statement/prospectus as Annex A. In addition, HemoSense stockholders will be asked to consider and vote upon a proposal to grant HemoSense management the discretionary authority to adjourn the special meeting to a date not later than          , 2007 in order to enable the HemoSense board of directors to solicit additional proxies in favor of the approval of the merger and adoption of the merger agreement.

HemoSense stockholders may also be asked to consider and vote upon such other business as may properly come before the special meeting, or any adjournment or postponement of the special meeting. HemoSense is not aware of any business to be acted upon at the special meeting other than the proposals set forth in this proxy statement/prospectus. If, however, other matters incident to the conduct of the special meeting are properly brought before the special meeting, or any adjournment or postponement of the special meeting, the persons named as proxies will vote in accordance with their best judgment with respect to those matters. If you vote “AGAINST” the merger proposal, the proxies are not authorized to vote for any adjournments, postponements, continuations or reschedulings of the meeting, including for the purpose of soliciting additional proxies, unless you so indicate by marking the appropriate box on the proxy card.

HemoSense’s Board of Directors’ Recommendation

HemoSense’s board of directors has carefully reviewed and considered the terms and conditions of the merger agreement. Based on its review, HemoSense’s board of directors has determined that the merger is advisable, fair to and in the best interests of HemoSense and its stockholders and recommends that you vote “FOR” the approval of the merger and the adoption of the merger agreement and “FOR” the proposal to grant discretionary authority to HemoSense management to vote your shares to adjourn the special meeting, if necessary, to solicit additional proxies if there are not sufficient votes to approve the merger and adopt the merger agreement.

In considering such recommendation, HemoSense stockholders should be aware that some HemoSense directors and officers have interests in the merger that are different from, or in addition to, those of HemoSense stockholders generally. See the section entitled “The Merger — Interests of Executive Officers and Directors of HemoSense in the Merger” beginning on page 65 of this proxy statement/prospectus.

Record Date, Outstanding Shares and Voting Rights

Only holders of record of HemoSense’s common stock at the close of business on          , 2007, the record date, are entitled to notice of and to vote at the special meeting. Such stockholders are entitled to cast one vote for each share of common stock held as of the record date on each matter properly submitted for the vote of stockholders at the special meeting. As of the record date, there were           shares of HemoSense’s common stock outstanding and entitled to vote at the special meeting.

Quorum and Vote Required

The presence of the holders of a majority of the outstanding shares of HemoSense common stock entitled to vote generally at the special meeting is necessary to constitute a quorum at the special meeting. Stockholders are counted as present at the special meeting if they are present in person or have voted by properly submitting a proxy card. HemoSense intends to include abstentions and broker non-votes as present or represented for purposes of establishing a quorum for the transaction of business. A broker “non-vote” occurs when a nominee holding shares for a beneficial owner does not vote on a particular proposal because the nominee does not have discretionary voting power with respect to that item and has not received instructions from the beneficial owner.

The proposal to approve the merger and adopt the merger agreement requires the affirmative vote of the holders of a majority of the shares HemoSense common stock outstanding on the record date. Because the required vote of HemoSense stockholders to approve the merger and adopt the merger agreement is based upon the number of shares of HemoSense common stock outstanding on the record date, rather than upon the shares actually voted, the failure by the holder of any such shares to submit a proxy or vote in person at the special meeting, including abstentions and broker non-votes, will have the same effect as a vote against the approval of the merger and adoption of the merger agreement. The adjournment proposal requires the affirmative vote of the holders of a majority of the outstanding shares of HemoSense common stock present, either in person or by proxy, and entitled to vote at the special meeting. Abstentions from voting on the adjournment proposal will have the same effect as a vote against the adjournment proposal. Broker non-votes will have no effect on the outcome of the vote on the adjournment proposal.

Voting by HemoSense Directors and Executive Officers

As of the record date, the directors and executive officers of HemoSense and their affiliates beneficially owned and were entitled to vote           shares of HemoSense common stock, which represents approximately 38% of the HemoSense common stock outstanding on that date. Concurrently with the execution and delivery of the merger agreement, on August 6, 2007, Inverness entered into voting agreements with each of the directors and executive officers of HemoSense. In addition to the directors and executive officers of

HemoSense, Vanguard V, L.P. and four entities affiliated with MPM Asset Management, LLC also entered into voting agreements with Inverness. Affiliates of each of these entities serve as directors of HemoSense. Approximately           shares, or 33%, of the HemoSense common stock outstanding on the record date are subject to the voting agreements. For more information regarding the voting agreements, see “The Voting Agreements” on page 87 of this proxy statement/prospectus and the forms of the voting agreements attached as Annex B and Annex C.

Voting by Proxies

Voting by proxy card

All shares entitled to vote and represented by properly executed proxies received prior to the special meeting, and not revoked, will be voted at the special meeting in accordance with the instructions indicated on those proxies. If no instructions are indicated on a properly executed proxy, the shares represented by that proxy will be voted as recommended by HemoSense’s board of directors. If any other matters are properly presented for consideration at the special meeting, the persons named in the enclosed proxy and acting thereunder will have discretion to vote on those matters in accordance with their best judgment. HemoSense does not currently anticipate that any other matters will be raised at the special meeting.

Voting by attending the special meeting

A stockholder may also vote his or her shares in person at the special meeting. If a stockholder attends the special meeting, he or she may submit his or her vote in person, and any previous votes that were submitted by the stockholder will be superseded by the vote that such stockholder casts at the special meeting.

Voting shares held in “street name”

If you hold HemoSense common stock in “street name,” which means that your shares are held of record by a broker, bank or other nominee, you must complete, sign, date and return the enclosed voting instruction form to the record holder of your shares with instructions on how to vote your shares. Please refer to the voting instruction form used by your broker, bank or other nominee to see if you may submit voting instructions using the Internet or telephone.

If your shares are held in “street name” and you wish to vote at the special meeting, you must bring a proxy from the record holder of the shares authorizing you to vote at the special meeting.

Revocability of Proxies

If a stockholder has voted by returning a proxy card, such stockholder may change his or her vote before the special meeting. A stockholder may revoke any proxy given pursuant to this solicitation at any time before it is voted by (1) delivering to HemoSense’s Corporate Secretary, at or before the taking of the vote at the special meeting, a written notice of revocation or a duly executed proxy, in either case dated later than the previously submitted proxy relating to the same shares, or (2) attending the special meeting and voting in person (although attendance at the special meeting will not of itself revoke a proxy). Any written notice of revocation or subsequent proxy must be received by HemoSense’s Corporate Secretary prior to the taking of the vote at the special meeting. Such written notice of revocation or subsequent proxy should be hand-delivered to HemoSense’s Corporate Secretary or sent to HemoSense’s Corporate Secretary at 651 River Oaks Parkway, San Jose, California 95134.

Solicitation of Proxies; Expenses

HemoSense is soliciting proxies for the special meeting from HemoSense stockholders. HemoSense generally will bear all expenses in connection with the solicitation of proxies, except that HemoSense and Inverness have agreed to share equally all expenses incurred in connection with the filing with the SEC of the registration statement of which this proxy statement/prospectus forms a part, and the printing and mailing of this proxy statement/prospectus and related proxy materials. HemoSense may reimburse brokerage firms and other persons representing beneficial owners of shares for their reasonable expenses in forwarding solicitation materials to such beneficial owners. Proxies may also be solicited by certain of HemoSense’s directors, officers, and regular employees, without additional compensation, personally or by telephone, telegram, letter, electronic mail or facsimile.

Stockholders should not send stock certificates with their proxies.  A letter of transmittal with instructions for the surrender of HemoSense common stock certificates will be mailed to HemoSense stockholders shortly after completion of the merger.

Assistance

If you need assistance in completing your proxy card or have questions regarding the special meeting, please contact           at           or toll free at          .

PROPOSAL ONE — THE MERGER

The following is a description of the material aspects of the merger, including the merger agreement. While Inverness and HemoSense believe that the following description covers the material terms of the merger, the description may not contain all of the information that is important to you. Inverness and HemoSense encourage you to read carefully this entire proxy statement/prospectus, including the merger agreement attached to this proxy statement/prospectus as Annex A, for a more complete understanding of the merger.

Background of the Merger

The following is a description of the material aspects of the proposed merger and related transactions. The following description may not contain all of the information that is important to you. You should read this entire proxy statement/prospectus, including the section entitled “Risk Factors” beginning on page 15, and the other documents we refer to carefully for a more complete understanding of the merger and the related transactions.

Background of the Merger

The board of directors of HemoSense has from time to time investigated the possibility of entering into strategic transactions with various companies, including potential acquisitions by HemoSense of other companies or acquisitions of HemoSense by other companies. HemoSense retained Lazard in March 2006 to represent it in connection with exploring certain strategic transactions.

During the first half of 2006, the HemoSense board of directors authorized Lazard to contact a limited number of third parties that HemoSense and Lazard believed might be interested in an acquisition of HemoSense. Lazard contacted twelve parties during this period, seven of which signed confidentiality agreements and received preliminary diligence information.

In April 2006, one of the parties contacted by Lazard, referred to as Company A, submitted a non-binding indication of interest to acquire HemoSense for a purchase price between $7.00 and $8.00 per share in cash and stock. None of the other parties contacted by Lazard submitted a proposal. Subsequent to the offer from Company A, the HemoSense board met and authorized management and Lazard to continue the diligence process. In May 2006, after conducting further due diligence on HemoSense, Company A submitted a revised non-binding indication of interest to acquire HemoSense for a purchase price of $7.95 per share, consisting of a mixture of cash and Company A’s stock. The discussions with Company A were discontinued when the parties could not agree on the terms of a potential transaction.

During the second half of 2006, HemoSense and Lazard explored the possibility of HemoSense’s acquiring complementary companies, businesses or technologies. In addition, the HemoSense board of directors authorized Lazard to contact additional third parties regarding a potential acquisition of HemoSense. As authorized, during this period Lazard contacted seven additional parties regarding a potential acquisition of HemoSense. None of these seven additional parties indicated an interest in pursuing an acquisition of HemoSense at that time.

In this period, two of the parties previously contacted by Lazard in the first half of 2006, referred to as Company B and Company C, contacted HemoSense and Lazard about the possibility of continuing earlier discussions regarding a potential acquisition of HemoSense. After reviewing both inquiries, the HemoSense board of directors instructed Lazard and management to permit both parties to engage in due diligence. In November 2006, Company B submitted a non-binding indication of interest to acquire HemoSense for a purchase price between $4.50 and $5.50 per share in cash, and Company C provided an oral indication of interest to acquire HemoSense at a premium to the stock price at that time. The HemoSense board of directors concluded that the proposal from Company B was not acceptable and discontinued discussions with Company B. Company C subsequently withdrew its oral indication of interest and decided not to pursue an acquisition of HemoSense.

During the first six months of 2007, HemoSense and Lazard continued to explore the possibility of acquiring complementary companies, businesses or technologies. From time to time HemoSense and Lazard revisited discussions with certain third parties that had been contacted previously about their potential interest in an acquisition of HemoSense. HemoSense and Lazard did not contact any new counterparties during this period.

During the spring of 2007, Inverness had preliminarily considered approaching HemoSense regarding its interest in being acquired by Inverness, but no discussions took place at that time.

On July 12, 2007, Ron Zwanziger, Chairman, Chief Executive Officer and President of Inverness, made a telephone call to James Merselis, President and Chief Executive Officer of HemoSense, in which Mr. Zwanziger inquired about HemoSense’s interest in being acquired by Inverness and, if so, whether HemoSense preferred to receive cash or Inverness stock as the consideration for such an acquisition. Mr. Merselis indicated that the HemoSense board of directors would evaluate and respond to any formal offer made by Inverness to acquire HemoSense.

On July 13, 2007, Mr. Zwanziger made a telephone call to Mr. Merselis following up on their July 12, 2007 conversation. Mr. Merselis reiterated that the HemoSense board of directors would review and respond to any formal offer made by Inverness. Mr. Zwanziger indicated that a formal offer would be delivered by Inverness early the following week.

Also on or about July 13, 2007, Covington & Associates LLC, Inverness’ financial advisor, and Lazard had a telephone conversation regarding a possible transaction between Inverness and HemoSense.

Between July 12 and July 15, 2007, Mr. Merselis telephonically advised individual members of the HemoSense board of directors regarding his communications with Inverness.

On July 16, 2007, Inverness delivered to HemoSense a non-binding letter of intent for a potential all-stock business combination pursuant to which each share of HemoSense common stock would be exchanged for 0.226 of a share of Inverness common stock, which, based on a five-day trailing average of Inverness’ closing stock price as of July 13, 2007, would equate to approximately $11.50 per HemoSense share. The closing price of HemoSense stock on July 13, 2007 was $9.85 per share.

On July 16 and 17, 2007, as authorized by HemoSense, Lazard contacted certain parties which Lazard had previously contacted during the process in 2006 regarding their interest in a potential acquisition of HemoSense and which had shown a continued interest in acquiring HemoSense, including Company B. Company A was not contacted because it had recently announced an agreement to be acquired and Company C was not contacted because it had previously indicated that it was no longer interested in acquiring HemoSense.

On July 17, 2007, HemoSense’s board of directors held a telephonic board meeting, which was also attended by members of HemoSense’s senior management and representatives of Lazard and Wilson Sonsini Goodrich & Rosati, Professional Corporation, or WSGR, counsel to HemoSense. At this meeting, Mr. Merselis updated the board on the Inverness offer. Representatives of WSGR discussed the board’s fiduciary duties in connection with the board’s consideration of the offer. The board then discussed the terms of the offer in detail. The board of directors also considered and analyzed the various alternatives available to HemoSense, including the advantages and disadvantages of continuing to operate as an independent company. At the conclusion of the meeting, the board authorized management and Lazard to continue discussions with Inverness to attempt to increase the price and request that the transaction be all cash.

On July 18, 2007, Mr. Merselis and a representative of Lazard contacted Mr. Zwanziger regarding the possible acquisition of HemoSense by Inverness. Also on that day, Mr. Merselis forwarded a draft confidentiality agreement to Mr. Zwanziger.

On or about July 19, 2007, Mr. Merselis and Mr. Zwanziger had a telephone conversation in which Mr. Merselis indicated, as authorized by the board, that the HemoSense board had considered the Inverness offer but had deemed the acquisition price inadequate. Mr. Merselis also informed Mr. Zwanziger of the HemoSense board’s preference that Inverness pay cash to HemoSense stockholders in an acquisition transaction.

On July 24, 2007, HemoSense’s board of directors held a regularly scheduled board meeting at which Mr. Merselis updated the board regarding the discussion with Mr. Zwanziger. Also in attendance were representatives of Lazard and WSGR and members of HemoSense’s senior management team. None of the parties recently contacted by Lazard had indicated an interest in participating in a process to acquire HemoSense at that time.

On July 25, 2007, HemoSense provided certain financial information to Inverness on the basis of Inverness’ agreement to maintain the confidentiality of that information. Also on that date, members of HemoSense’s management team held a telephonic due diligence call with members of Inverness’ management team.

On July 26, 2007, at a regular meeting of Inverness’ board of directors, Mr. Zwanziger reported on his initial discussions with HemoSense. Mr. Zwanziger discussed the merits of the potential acquisition with the board. A representative of Covington & Associates made a presentation to the board regarding an accretion analysis and answered questions concerning the financial analysis and HemoSense’s current financial status. The board of directors authorized Mr. Zwanziger to proceed with the proposed acquisition of HemoSense.

On July 27, 2007, Inverness delivered to HemoSense a revised non-binding letter of intent for a potential all-stock business combination pursuant to which each share of HemoSense common stock would be exchanged for Inverness common stock worth $13.00, with the specific exchange ratio to be set upon the execution of a definitive merger agreement using a five-day trailing average of Inverness’ closing stock price.

On July 29, 2007, Mr. Zwanziger made a telephone call to Mr. Merselis to discuss the revised non-binding letter of intent. Mr. Zwanziger also explained that, due to the deterioration of the credit markets and Inverness’ substantial indebtedness, Inverness had determined that it would offer only stock as the merger consideration.

Also on July 29, 2007, Mr. Merselis updated the members of the HemoSense board of directors via electronic mail regarding the revised Inverness letter of intent. Mr. Merselis subsequently had telephone calls with individual members of the board of directors to discuss the transaction status and answer questions.

Later on July 29, 2007, Mr. Merselis made two telephone calls to Mr. Zwanziger in which Mr. Merselis informed Mr. Zwanziger that HemoSense would accept Inverness stock as the sole form of consideration in an acquisition transaction, and Messrs. Merselis and Zwanziger discussed the process for reaching a definitive agreement. That same day, representatives of Covington & Associates spoke with representatives of Lazard regarding the proposed transaction.

On July 30, 2007, Inverness and HemoSense entered into a customary mutual nondisclosure agreement and representatives of Foley Hoag LLP, counsel to Inverness, delivered an initial draft of a merger agreement to representatives of WSGR.

Between July 30 and August 5, 2007, representatives of HemoSense and Inverness, and their respective legal counsel, engaged in negotiations regarding the terms of the merger agreement, voting agreements and related documentation, while continuing to conduct due diligence investigations of the other party.

On August 1, 2007, senior members of management of HemoSense and representatives of Lazard and WSGR met with Inverness’ management and representatives of Covington & Associates at WSGR’s Palo Alto offices. HemoSense management gave a presentation, and Inverness conducted due diligence on HemoSense. Also on August 1, 2007, Inverness’ management and advisors were given access to an electronic due diligence data site established by HemoSense in order to facilitate Inverness’ due diligence efforts.

On August 1, 2007, the HemoSense board of directors held a telephonic board meeting to receive an update on the status of the proposed transaction. Representatives of Lazard and WSGR and members of HemoSense’s senior management team also attended the meeting. Representatives of Lazard discussed with the board a summary of the transaction and certain financial analyses of the merger terms and of Inverness. The board authorized management to continue negotiations with Inverness.

On August 1 and August 2, 2007, members of Inverness’ management conducted additional due diligence on HemoSense at the offices of WSGR in Palo Alto and HemoSense’s San Jose offices.

On August 3, 2007, members of HemoSense’s and Inverness’ management teams, as well as representatives of their respective financial advisors, assembled for meetings at Inverness’ corporate offices in Waltham, Massachusetts to conduct a due diligence review of Inverness and discuss various issues in connection with the potential business combination between the companies.

On August 5, 2007, HemoSense’s board of directors held a meeting which was also attended by members of HemoSense’s senior management and representatives of WSGR and Lazard. At this meeting, Mr. Merselis apprised the board of the status of negotiations with Inverness regarding the proposed transaction. The WSGR representatives outlined the terms and conditions of the merger agreement and the voting agreements, as well as the board’s fiduciary duties in connection with its consideration of the proposed transaction. WSGR noted that the voting agreements would terminate upon termination of the merger agreement. Representatives of Lazard reviewed with the board certain financial analyses, noted that none of the third parties it had contacted had expressed interest in or the ability to make an offer to acquire HemoSense and rendered to the board its oral opinion, which opinion was subsequently confirmed by delivery of its written opinion dated August 5, 2007, that, as of such date and based upon and subject to the assumptions, procedures, factors, limitations and qualifications set forth in its opinion, the exchange ratio of 0.274912 of a share of Inverness common stock per share of HemoSense common stock pursuant to the merger agreement was fair from a financial point of view to the holders of HemoSense common stock. After discussion and consideration of the foregoing, the members of the board in attendance at the meeting unanimously determined that the merger on the terms discussed at the meeting was fair to, and in the best interests of, HemoSense and its stockholders and approved and declared the merger agreement advisable and resolved to recommend that HemoSense’s stockholders adopt the merger agreement. The board of directors then authorized the management to finalize the remaining terms and conditions of the merger agreement not yet agreed upon by the parties.

On August 6, 2007, Inverness and HemoSense executed the merger agreement. Also on August 6, 2007, Inverness entered into voting agreements with respect to approximately 33% of the HemoSense common stock outstanding on that date with each of the directors and executive officers of HemoSense and certain of their affiliates, who held an aggregate of approximately 38% of the HemoSense common stock outstanding on that date. For a discussion of the merger agreement and the voting agreements, see the sections of this proxy statement/prospectus entitled “The Merger Agreement” beginning on page 74 and “The Voting Agreements” beginning on page 87.

On August 6, 2007, Inverness and HemoSense issued a joint press release announcing the execution of the merger agreement.

Recommendation of HemoSense’s Board of Directors and HemoSense’s Reasons for the Merger

The HemoSense board of directors recommends that HemoSense stockholders vote “FOR” the proposal to approve the merger and adopt the merger agreement. HemoSense’s board of directors determined that the proposed merger is advisable, fair to, and in the best interests of HemoSense and its stockholders and approved the merger agreement. HemoSense’s board of directors consulted with senior management, its legal counsel and its financial advisors in reaching its decision to approve the merger. HemoSense’s board of directors also took into account a number of factors in its deliberations concerning the merger, including, but not limited to, the following:

•	By combining HemoSense with Inverness, HemoSense’s stockholders will participate in the benefits of synergies expected to be derived from the merger. For example, following the merger:

•	the combined company is expected to be able to leverage Inverness’ and HemoSense’s extensive research and development and other technological resources in order to provide customers more innovative, diverse and compelling products and to get products to market more quickly and at more competitive prices;

•	given the complementary nature of the technology and products of HemoSense and Inverness, the combined company is expected to be able to serve the cardiovascular diagnostic market more effectively and efficiently;

•	the combined experience, financial resources, size and breadth of product offerings of the combined company may allow the combined company to respond more quickly and effectively to technological change, increased competition and market demands in an industry experiencing rapid innovation and change

•	the combined company is expected to generate significant cost synergies, including from sales and marketing efforts and through the elimination of the costs of operating HemoSense as an independent company; and

•	the combined company may be able to compete more effectively than HemoSense alone due to greater marketing resources and financial strength, which may present improved opportunities for marketing the products of the combined company.

•	Inverness has a much larger, more diversified revenue stream than HemoSense. As a result of the merger, some of the risks HemoSense and its stockholders have faced in the past as a result of HemoSense’s concentration on a single line of business may be mitigated;

•	The market value of HemoSense common stock and the premium represented by the exchange ratio;

•	Detailed financial analysis and pro forma and other information with respect to the companies presented by Lazard to the HemoSense board of directors, including Lazard’s opinion that, as of the date of its opinion and based upon and subject to the assumptions, procedures, factors, limitations and qualifications set forth in such opinion, the exchange ratio is fair from a financial point of view to HemoSense’s stockholders;

•	The terms of the merger and the merger agreement are fair to HemoSense’s stockholders in light of the following considerations:

•	the belief of the HemoSense directors that the terms of the merger agreement, including the parties’ mutual representations, warranties and covenants, and closing conditions, are reasonable and that the prospects for completing the merger are high;

•	the ability to terminate the merger agreement in order to enter into an agreement for an unsolicited superior proposal subject to a reasonable breakup fee;

•	the analyses of HemoSense’s management, financial advisors and legal counsel, including information relating to the due diligence review that was conducted regarding Inverness’ business;

•	HemoSense’s board of directors’ view that the combination of the businesses of HemoSense and Inverness would result in an organization with greater financial, technical and other resources than HemoSense could provide as a stand-alone entity;

•	HemoSense’s difficulties in competing against larger companies with greater resources;

•	the fact that the transaction would allow HemoSense’s stockholders to receive an equity interest in Inverness and thereby participate in the potential success of HemoSense, as well as that of Inverness;

•	the expected tax treatment for HemoSense’s stockholders of the exchange of HemoSense common stock for Inverness common stock;

•	HemoSense management’s view as to the potential for other third parties to enter into strategic relationships with or to acquire HemoSense; and

•	HemoSense’s board of directors’ assessment of HemoSense’s strategic alternatives and its view that merging with Inverness at the proposed exchange ratio presented a more attractive opportunity than staying independent.

The HemoSense board of directors also considered a number of potentially negative factors in its deliberations concerning the merger, including:

•	the risk that the integration of the two companies’ management and cultures might not be accomplished quickly or smoothly;

•	the loss of control over the future operations of HemoSense following the merger;

•	the potential loss of key HemoSense and Inverness employees critical to the ongoing success of HemoSense’s and Inverness’ businesses and to the successful integration of the two companies;

•	the risk that the merger may not be completed in a timely manner, or at all;

•	the potential adverse effect of the public announcement of the transaction on HemoSense’s customers, suppliers and distributors and other key relationships, its ability to attract and retain key management, marketing and technical personnel, and its overall competitive position;

•	the possible adverse impact arising from senior management devoting significant time and effort to completing the transaction and integrating the two businesses;

•	the fact that HemoSense would be forgoing other potential opportunities by entering into the merger agreement; and

•	the other risks described above under “Risk Factors” beginning on page 15 of this proxy statement/prospectus.

This discussion of information and factors considered by the HemoSense board of directors is not intended to be exhaustive but is intended to summarize those factors considered by the HemoSense board of directors that it viewed as material. In view of the wide variety of factors considered by the HemoSense board of directors, the HemoSense board of directors did not find it practicable to quantify or otherwise assign relative weights to the specific factors considered. However, HemoSense’s board of directors concluded that the potential benefits of the merger outweighed the potential negative factors and that, overall, the proposed merger had greater potential benefits for HemoSense’s stockholders than other strategic alternatives. After taking into account all of the factors set forth above, the HemoSense board of directors agreed that the proposed merger is advisable and fair to, and in the best interests of, HemoSense’s stockholders and approved the merger agreement.

Opinion of HemoSense’s Financial Advisor

Lazard rendered its opinion to the HemoSense board of directors that, as of August 5, 2007 and based upon and subject to the assumptions, procedures, factors, limitations and qualifications set forth in such opinion, the exchange ratio pursuant to the merger was fair from a financial point of view to the holders of HemoSense common stock.

The full text of the written opinion of Lazard, dated August 5, 2007, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with its opinion, is attached as Annex D to this proxy statement/prospectus and is incorporated herein by reference. HemoSense stockholders should read the opinion in its entirety. Lazard provided its opinion for the information and assistance of the HemoSense board of directors in connection with its consideration of the merger. Lazard’s opinion is not a recommendation as to how any holder of HemoSense common stock should vote at any stockholders’ meeting to be held in connection with, or take any action with respect to, the merger.

In connection with rendering its opinion described above and performing its related financial analyses, Lazard:

•	reviewed the financial terms and conditions of the latest draft of the merger agreement;

•	analyzed certain historical publicly available business and financial information relating to HemoSense and Inverness;

•	reviewed various financial forecasts and other data provided to it by HemoSense and Inverness relating to their respective businesses;

•	held discussions with certain members of the senior managements of HemoSense and Inverness with respect to the business and prospects of HemoSense and Inverness, respectively;

•	reviewed public information with respect to certain other companies whose operations it considered relevant in evaluating the operations of HemoSense and Inverness;

•	reviewed, to the extent publicly available, the financial terms of certain other transactions which it considered relevant in evaluating the merger;

•	reviewed the historical stock prices and trading volumes of HemoSense common stock and Inverness common stock;

•	reviewed certain potential pro forma financial effects of the merger on Inverness; and

•	conducted such other financial studies, analyses and investigations as it deemed appropriate.

Lazard relied upon the accuracy and completeness of the foregoing information and did not assume any responsibility for any independent verification of such information or any independent valuation or appraisal of any of the assets or liabilities of HemoSense or Inverness, or concerning the solvency or fair value of HemoSense or Inverness. In that regard, Lazard assumed with the consent of the HemoSense board of directors that the financial forecasts and any other information and data relating to HemoSense or Inverness provided to Lazard or otherwise reviewed or discussed with Lazard were reasonably prepared on bases reflecting the best then currently available estimates and judgments of management of HemoSense or Inverness as to the future financial performance of HemoSense and Inverness, respectively. Lazard assumed no responsibility for, and expressed no view as to, such financial forecasts and estimates or the assumptions on which they are based.

In rendering its opinion, Lazard assumed, with the consent of the HemoSense board of directors, that the final terms of the merger agreement did not vary materially from those set forth in the latest draft reviewed by Lazard, and that the merger will be consummated on the terms described in the latest draft of the merger agreement reviewed by Lazard, without any waiver or modification of any material terms or conditions, and that in the course of obtaining the necessary regulatory approvals for the merger, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on HemoSense, Inverness or the merger. In addition, Lazard assumed that the representations and warranties of HemoSense and Inverness contained in the draft merger agreement were true and complete and that the merger will be accounted for as a tax-free “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code.

Lazard’s opinion did not address the merits of the underlying decision of HemoSense to engage in the merger or the relative merits of the merger as compared to other business strategies or transactions that might be available to HemoSense. Lazard did not express any opinion as to any tax or other consequences that might result from the merger, nor did its opinion address any legal, tax, regulatory or accounting matters, as to which Lazard understood that HemoSense obtained such advice as it deemed necessary from qualified professionals. Lazard did not express any opinion as to the prices at which shares of HemoSense common stock or Inverness common stock would trade at any time, including subsequent to the date of its opinion. Lazard’s opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available as of, the date of the opinion. Lazard assumed no responsibility for updating or revising its opinion based on circumstances or events occurring after the date of the opinion.

Lazard’s advisory services and opinion were provided for the information and assistance of the HemoSense board of directors in connection with its consideration of the merger and its opinion did not constitute a recommendation as to how any holder of HemoSense common stock should vote at any stockholders’ meeting to be held in connection with the merger.

The preparation of a fairness opinion is a complex process involving various determinations as to the most appropriate and relevant methods of financial analysis and, therefore, is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth below, without considering the analyses as a whole, could create an incomplete or misleading view of the processes underlying the opinion of Lazard. In arriving at its opinion, Lazard considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis considered by it. Rather, Lazard made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses. No company or transaction used in the analyses summarized below as a comparison is directly comparable to HemoSense or Inverness or the merger (except to the extent that Inverness was a party to certain of the precedent transactions described below).

The following is a summary of the material financial analyses used by Lazard in connection with rendering its opinion described above. The following summary, however, does not purport to be a complete description of the financial analyses performed by Lazard. Some of the summaries of the financial analyses include information presented in tabular format. The tables must be read together with the full text of each summary and are alone not a complete description of Lazard’s financial analyses. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before August 3, 2007 and is not necessarily indicative of current market conditions.

Summary of HemoSense Analyses

Comparable Companies Analysis

Lazard reviewed and analyzed selected public companies in the medical diagnostics industry that it viewed as reasonably comparable to HemoSense based on Lazard’s knowledge of the medical diagnostics industry. In performing these analyses, Lazard reviewed and analyzed publicly available financial information relating to the selected comparable companies and compared such information to the corresponding information for HemoSense based on HemoSense management forecasts. Specifically, Lazard compared HemoSense to the following seven public companies in the medical diagnostics industry:

•	Abaxis

•	Cholestech

•	Home Dgx

•	Meridian Bioscience

•	OraSure

•	Quidel

•	Trinity Biotech

Although none of the selected companies is directly comparable to HemoSense, the companies included were chosen because they are publicly traded companies with operations that for purposes of analysis may be considered similar to certain operations of HemoSense.

Based on equity analysts’ estimates and other public information, Lazard reviewed, among other things, the enterprise value of each selected comparable company as a multiple of such comparable company’s revenue calendarized for each of the fiscal years ended December 31, 2007 and December 31, 2008. A company’s enterprise value is equal to its short and long term debt plus the market value of its common equity and the value of any preferred stock (at liquidation value), minus its cash and cash equivalents.

The results of the analyses were as follows:

	Enterprise Value/Revenue
	CY 2007		CY 2008

Low	1.52	x	1.32	x
Mean	3.53	x	3.06	x
Median	3.42	x	3.01	x
High	6.70	x	5.64	x

Based on the foregoing, Lazard determined estimated revenue multiples of 3.00x to 4.00x for calendar year 2007 and revenue multiples of 2.75x to 3.50x for calendar year 2008 and applied such range to HemoSense’s calendar year 2007 and calendar year 2008 estimated revenues provided by HemoSense’s management and derived an implied value per share range for HemoSense of $7.24 to $11.69.

Discounted Cash Flow Analysis

Based on the projections and guidance provided to Lazard by HemoSense, Lazard performed a discounted cash flow analysis of HemoSense to calculate the estimated present value of the standalone, unlevered, after-tax free cash flow that HemoSense could generate during the fiscal years ended September 30, 2008 through September 30, 2011. Lazard calculated estimated terminal values for HemoSense by applying a range of multiples of 10.0x to 12.0x to HemoSense’s fiscal year ended September 20, 2011 estimated earnings before interest, taxes, depreciation and amortization, or EBITDA, using implied perpetuity growth rates of 5.5% to 8.4%. The standalone, unlevered, after-tax free cash flows and terminal values were discounted to present value using discount rates ranging from 12.0% to 14.0%, which were based on the weighted average cost of capital of selected peer companies that Lazard viewed as reasonably comparable to HemoSense. These analyses resulted in implied per share values ranging from $13.83 to $16.96. Lazard noted that this analysis was based on management’s projections of high future growth and did not include any discount for the risk associated with HemoSense’s ability to execute the company’s current plans.

Precedent Transactions Analysis

Lazard reviewed and analyzed certain publicly available financial information of target companies in selected precedent merger and acquisition transactions in the medical diagnostics industry and compared such information to the corresponding information for HemoSense.

Specifically, Lazard reviewed thirteen transactions since 2006 involving companies in the medical diagnostics industry with a transaction value of up to $500 million that it viewed as reasonably comparable to the merger.

The precedent transactions reviewed were (listed by target and acquiror):

Announcement
Date	Target	Acquiror

6/4/2007	Cholestech	Inverness Medical
3/14/2007	Instant Technologies (75% stake)	Inverness Medical
2/12/2007	Adeza Biomedical	Cytyc
2/5/2007	First Check Diagnostics	Inverness Medical
2/1/2007	HemoCue	Quest Diagnostics
12/14/2006	TM Bioscience	Luminex
10/8/2006	Vision Systems	Danaher
10/2/2006	Lumigen	Beckman Coulter
9/7/2006	Enterix	Quest Diagnostics
8/14/2006	TriPath Imaging	Becton Dickinson
5/19/2006	Focus Diagnostics	Quest Diagnostics
3/16/2006	Athena Diagnostics	Fisher Scientific
2/24/2006	ACON Labs	Inverness Medical

Although none of the selected transactions or the companies party to the transactions is directly comparable to the merger or to HemoSense or Inverness (except to the extent that Inverness was a party to certain of the precedent transactions), the transactions were chosen because they involve transactions that, for purposes of analysis, may be considered similar to the merger and/or involve publicly traded companies with operations that, for purposes of analysis, may be considered similar to certain operations of HemoSense and Inverness.

For each of the selected transactions, Lazard calculated and, to the extent information was publicly available, compared transaction value as a multiple of revenue, in each case, for the year prior to and the year after the date that the relevant merger was announced.

The results of the analyses were as follows:

	Transaction Value/ Revenue
	Prior Year		Forward Year

Low	2.27	x	1.49	x
Mean	4.66	x	3.79	x
Median	4.67	x	3.42	x
High	8.69	x	7.71	x

Based on the foregoing, Lazard determined estimated transaction value/revenue multiples of 4.00x to 5.00x for prior year revenue and of 3.00x to 4.00x for forward year revenue, applied such ranges to HemoSense’s prior year revenue and estimate of forward year revenue provided by HemoSense’s management and derived an implied value per share range for HemoSense of $8.62 to $12.42.

Additional Analyses of HemoSense

Premiums Paid Analysis

Lazard performed a premiums paid analysis based on premiums paid in certain U.S. public merger and acquisition transactions since January 2006 with equity values from $100 million to $1 billion. For each transaction, Lazard analyzed, as of the respective announcement date, the implied premium offered by the acquiror to the target’s closing price one day prior to the announcement, and to the target’s average closing price for each of the one-month and three-month periods prior to the announcement of the transaction. The median of premiums ranged from 23% to 27% and the mean of premiums ranged from 27% to 31%.

Lazard applied the median premium calculated above for the day prior to announcement, for one month prior to announcement and for three months prior to announcement to, respectively, the HemoSense closing price as of August 3, 2007, the average HemoSense closing price for the one-month period ending August 3, 2007 and the average HemoSense closing price for the three-month period ending August 3, 2007, and derived a range of implied per share equity values for HemoSense’s common stock of approximately $10.83 to $12.21.

52-Week Trading Range

Lazard reviewed the historical price performance (and trading volume) of the HemoSense common stock for the 52-week period ending as of August 3, 2007. During this period, the intraday trading price of HemoSense common stock ranged from approximately $2.20 per share to $10.50 per share. Lazard also reviewed the historical price performance (and trading volume) of the HemoSense common stock for incremental periods, including periods of one, three, six and twelve months ending as of August 3, 2007. The use of the incremental time periods is designed to capture the progression of HemoSense’s share price and isolate the effects of specific corporate or other events on share price performance. The following table sets forth the results of these analyses.

Weighted Average
Price of HemoSense
Periods Ending August 3, 2007	Common Stock

1-month period	$9.57
3-month period	$8.63
6-month period	$7.65
12-month period	$6.28

Analyst Target Price

Lazard reviewed the most recent Wall Street research equity analyst per share target prices for HemoSense common stock, which ranged from $11.00 to $12.00 per share.

Analyses of the Merger and Inverness

Contribution Analysis

Lazard reviewed and analyzed the estimated future operating and financial contributions of each of HemoSense and Inverness to the pro forma merged entity, including with respect to revenue, gross profit, EBITDA, and net income, in each case based on calendarized financial forecasts for 2007 and 2008 provided by HemoSense and Inverness management, respectively. The proportionate contributions were calculated taking into account HemoSense’s and Inverness’s respective debt and cash and were compared to the estimated ownership by the HemoSense stockholders of approximately 6.8% of the outstanding common equity of the combined company following the merger. The following table presents the results of this analysis:

HemoSense Forecast Contribution to the Combined Company:

	Estimated
		Gross		Net
Year	Revenue	Profit	EBITDA	Income

CY 2007	4.4%	4.2%	0.6%	0.0%
CY 2008	4.7%	5.0%	3.3%	5.0%

Based on the foregoing, Lazard derived an implied exchange ratio range of 0.0252 — 0.2061, compared to the exchange ratio of 0.2742 to be paid pursuant to the merger agreement.

Historical Exchange Ratio Analysis

Lazard reviewed the historical trading prices for shares of HemoSense common stock and Inverness common stock for the period from August 4, 2006 to August 3, 2007. Lazard also analyzed the historical trading ratio of the respective common stock of HemoSense and Inverness for various periods during the period from August 4, 2006 to August 3, 2007 as set forth in the table below, and compared it to the exchange ratio of 0.2742 of a share of Inverness common stock for each share of HemoSense common stock to be paid pursuant to the merger agreement:

	Exchange
	Ratio

Current (as of August 3, 2007)	0.1993	x
3 month average	0.1812	x
12 month average	0.1313	x
Merger Agreement	0.2742	x

Inverness Comparable Companies Analysis

Lazard reviewed and analyzed selected public companies in the medical diagnostics industry that it viewed as reasonably comparable to Inverness based on Lazard’s knowledge of the medical diagnostics industry. In performing these analyses, Lazard reviewed and analyzed publicly available financial information relating to the selected comparable companies and compared such information to the corresponding information for Inverness based on Inverness management forecasts. Specifically, Lazard compared Inverness to the following six public companies in the medical diagnostics industry:

•	Beckman Coulter

•	Cytyc

•	Digene

•	Gen-Probe

•	Immucor

•	Meridian Bioscience

Although none of the selected companies is directly comparable to Inverness, the companies included were chosen because they are publicly traded companies with operations that for purposes of analysis may be considered similar to certain operations of Inverness.

Based on equity analysts’ estimates and other public information, Lazard reviewed, among other things, the enterprise value of each selected comparable company as a multiple of such comparable company’s revenue and EBITDA for each of the fiscal years ended December 31, 2007 and December 31, 2008 and compared such information to the corresponding information for Inverness based on Inverness management forecasts.

The results of the analyses were as follows:

	Enterprise Value/				Enterprise Value/
	Revenue				EBITDA
	CY 2007		CY 2008		CY 2007		CY 2008

Low	2.03	x	1.88	x	10.0	x	9.1	x
Mean	6.34	x	5.42	x	19.1	x	14.2	x
Median	6.10	x	5.19	x	18.0	x	14.5	x
High	8.93	x	7.54	x	26.2	x	20.2	x
Inverness	4.74	x	3.57	x	20.8	x	12.1	x

Lazard noted that in each case the Inverness enterprise multiple was less than the corresponding mean and median enterprise multiple of the selected comparable companies except with respect to Inverness’ Enterprise Value/EBITDA for CY 2007, which was higher than the mean and median but below the high of the selected comparable companies.

Inverness Analyst Target Price

Lazard reviewed the most recent nationally recognized Wall Street research equity analyst per share target prices for Inverness common stock, which ranged from $58.00 to $65.00 per share. Lazard noted the per share closing price of Inverness common stock of $46.15 on August 3, 2007.

Inverness Discounted Cash Flow Analysis

Based on the forecast provided to Lazard by Inverness for 2008, and assuming management forecast expense margins for 2008 and forecast revenue growth per analyst estimates for 2009 are held constant for purposes of 2009 through 2011, Lazard performed a discounted cash flow analysis of Inverness to calculate the estimated present value of the standalone, unlevered, after-tax free cash flow that Inverness may generate during the fourth quarter of 2007 and the fiscal years ended December 31, 2008 through December 31, 2011. Lazard calculated estimated terminal values for Inverness by applying a range of terminal value multiples of 13.0x to 15.0x to Inverness fiscal year ended December 31, 2011 EBITDA, using implied perpetuity growth rates of 6.8% to 9.3%. The standalone, unlevered, after-tax free cash flows and terminal values were discounted to present value using discount rates ranging from 10.0% to 12.0%, which were based on the weighted average cost of capital of selected peer companies that Lazard viewed as reasonably comparable to Inverness. These analyses resulted in implied per share values ranging from $48.61 to $52.00. Lazard noted the per share closing price of Inverness common stock of $46.15 on August 3, 2007. Lazard also noted that Inverness management forecast was limited to 2008 and that values for 2009 through 2011 were derived by Lazard based on the assumptions set forth above.

Miscellaneous

Lazard prepared these analyses for purposes of providing its opinion to the HemoSense board of directors as to the fairness from a financial point of view to the holders of the outstanding shares of HemoSense common stock of the exchange ratio. These analyses do not purport to be appraisals or necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by these analyses. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, none of HemoSense, Inverness, Lazard or any other person assumes responsibility if future results are materially different from those forecast. As described above, Lazard’s opinion to the HemoSense board of directors was one of many factors taken into consideration by the HemoSense board of directors in making its determination to approve the merger agreement.

The exchange ratio was determined through arms’-length negotiations between HemoSense and Inverness and was approved by the HemoSense board of directors. Lazard provided advice to HemoSense during these negotiations. Lazard did not, however, recommend any specific amount of consideration to HemoSense or its board of directors or that any specific exchange ratio constituted the only appropriate consideration for the merger.

Lazard, as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements, leveraged buyouts, and valuations for estate, corporate and other purposes. Lazard and Lazard Capital Markets LLC, an affiliate of LFCM Holdings LLC (an entity indirectly held in large part by managing directors of Lazard) have in the past provided investment banking services to HemoSense unrelated to the proposed merger, for which Lazard and Lazard Capital Markets LLC received customary fees. In addition, in the ordinary course of their respective businesses, affiliates of Lazard and LFCM Holdings LLC may actively trade securities of HemoSense or Inverness for their own accounts and for the accounts of their customers and, accordingly, may at any time hold a long or short position in such securities. Lazard and/or Lazard Capital Markets LLC may in the future provide investment banking services to the combined company and would expect to receive customary fees.

Lazard is an internationally recognized investment banking firm providing a full range of financial advisory and securities services. Lazard was selected to act as investment banker to HemoSense because of its qualifications, expertise and reputation in investment banking and mergers and acquisitions, as well as its familiarity with HemoSense. Pursuant to a letter agreement dated March 24, 2006, as amended on March 23, 2007, HemoSense engaged Lazard to act as a financial advisor in connection with the merger. Pursuant to the terms of this engagement letter, HemoSense has agreed to pay Lazard a fee of 1.75% of the cash value of the per share merger consideration times the number of fully diluted shares of HemoSense common stock outstanding. $500,000 of that fee became payable upon Lazard’s rendering of its opinion and the remainder of the fee is payable upon the consummation of the merger. In addition, HemoSense has agreed to reimburse Lazard’s reasonable expenses, including expenses of legal counsel, in connection with this engagement and to indemnify Lazard and related persons against various liabilities, including certain liabilities under the federal securities laws.

As described above, the opinion of Lazard was one of many factors taken into consideration by the HemoSense board of directors in making the determination to approve the merger agreement. Consequently, the analyses described above should not be viewed as determinative of the opinion of the HemoSense board of directors.

Inverness’ Reasons for the Merger

In reaching its decision to approve the merger, Inverness’ board of directors determined that the merger is in the best interests of Inverness and its stockholders. The decision by Inverness’ board of directors was reached after consulting with Inverness’ management and its financial and legal advisors, and after consideration of various factors, including:

•	Inverness management’s view of the financial performance of Inverness and HemoSense before and after giving effect to the merger;

•	Inverness’ familiarity with HemoSense’s products and the expected market for those products;

•	the developmental status of Inverness’ own coagulation meter, and the estimated costs expected to be incurred in connection with the continued development of that product;

•	the type and amount of consideration to be paid in the transaction, including the proposal to pay a premium over the then-current market price of HemoSense common stock;

•	the terms of the merger agreement;

•	then-current financial market conditions and historical market prices, volatility and trading information for the Inverness common stock and HemoSense common stock; and

•	the results of the due diligence investigation conducted by Inverness’ management, accountants and legal counsel.

The decision of the Inverness board of directors to approve the merger was based on the potential benefits of the merger that the Inverness board of directors believed would contribute to the success of Inverness’ business and corresponding benefits to Inverness, including:

•	the complementary nature of the business of HemoSense to the business of Inverness’ recently acquired subsidiary, Quality Assured Services, Inc., who is a significant distributor of HemoSense’s INRatio meter;

•	the opportunity to acquire and commercialize certain new technologies of HemoSense; and

•	the opportunity for the combined company to achieve cost savings through the combination of complementary research and development efforts and other operational synergies;

In considering the merger, the Inverness board of directors also identified and considered a number of potentially negative factors, including the following:

•	the risk that the value of the HemoSense business could decline after the execution of the merger agreement, particularly in light of the fact that the exchange ratio would not be adjusted to reflect declines in the market price of the HemoSense common stock;

•	the risk that the potential benefits of the merger would not be realized fully as a result of challenges the companies might face in integrating their technology, personnel and operations, as well as general industry-wide or economic conditions or other factors;

•	the risk that after the merger Inverness could lose important current customers of Inverness or HemoSense;

•	the risk that, if the merger is not consummated, Inverness’ management would have devoted substantial time and resources to the combination at the expense of attending to and growing Inverness’ business or other business opportunities;

•	the risks associated with the additional demands that the acquisition of HemoSense would place on management, particularly in light of the already substantial additional demands placed on management by the then-pending acquisition of Cholestech, and the additional challenges that management would face in integrating the operations of Inverness, HemoSense and Cholestech, if both acquisitions were to be consummated; and

•	the potential adverse impact of the resale of additional shares of Inverness common stock into the market after the closing, which could have the effect of putting downward pressure on the trading price of Inverness common stock.

The foregoing discussion of the information and factors considered by the Inverness board of directors is not intended to be exhaustive but is believed to include all material factors considered by the Inverness board. In view of the variety of factors considered in connection with its evaluation of the merger, the Inverness board of directors did not quantify or otherwise assign relative weights to the factors considered in reaching its conclusions. In addition, individual members of the Inverness board of directors may have given different weights to different factors. However, on an overall basis, the Inverness board of directors concluded that the factors favoring the merger outweigh the countervailing factors.

For the strategic reasons set forth above, after consultation with Inverness’ senior management and its advisors and consideration of the terms and conditions of the merger agreement and the transactions contemplated by the merger agreement, the Inverness board of directors determined that the merger was in the best interests of Inverness and its stockholders.

Interests of Executive Officers and Directors of HemoSense in the Merger

In considering the recommendation of the HemoSense board of directors with respect to the merger, HemoSense stockholders should be aware that certain executive officers and directors of HemoSense have interests in the merger that may be different from, or in addition to, the interests of HemoSense stockholders generally. The HemoSense board of directors was aware of the interests described below and considered them, among other matters, when adopting the merger agreement and recommending that HemoSense stockholders vote to approve the merger and adopt the merger agreement. These interests are summarized below.

HemoSense Shares of Common Stock and Stock Options

Officers and directors of HemoSense who own HemoSense common stock will receive shares of Inverness common stock on the same terms as all of the other stockholders of HemoSense. As of the record date, the members of the HemoSense board of directors and the executive officers of HemoSense beneficially owned          outstanding shares of HemoSense common stock, or approximately     % of the shares of HemoSense common stock outstanding as of the record date, and accordingly are eligible to receive a approximately           shares of Inverness common stock in the transaction. Vanguard V, L.P. and four entities affiliated with MPM Asset Management, LLC, are affiliated with directors of HemoSense. As of the record date, these entities owned an aggregate of           outstanding shares of HemoSense common stock, or approximately     % of the shares of HemoSense common stock outstanding as of the record date, and accordingly are eligible to receive approximately           shares of Inverness common stock in the transaction.

The board members and executive officers of HemoSense hold options to acquire           shares of HemoSense common stock, with exercise prices ranging from $      to $      per share, which will be assumed by Inverness and be converted into options to acquire approximately           shares of Inverness common stock, with exercise prices ranging from $      to $      per share, on the same terms as other holders of HemoSense stock options. For more information about these options, you should read the section of this proxy statement/prospectus entitled “The Merger Agreement — Treatment of HemoSense Stock Options and Stock Purchase Warrants and Assumption of HemoSense Stock Option Plans” beginning on page 75.

Change of Control Severance and Post-Employment Benefits

James D. Merselis.  In June 2005, HemoSense entered into an employment agreement with Mr. Merselis. This agreement was amended in January 2007 and HemoSense’s board of directors approved a second amendment to the agreement in August 2007. The agreement provides that if Mr. Merselis’ employment with HemoSense is terminated without cause or pursuant to a constructive termination, Mr. Merselis will be paid, over a period of twelve months commencing on the date of such termination, an amount equal to twelve months’ base salary, at the rate in effect for Mr. Merselis immediately before such termination (minus applicable withholding). HemoSense will also pay Mr. Merselis’ group health insurance premiums for twelve months following the termination. The agreement further provides that if such a termination occurs before a change of control of HemoSense, then the vesting of 12 months’ worth of Mr. Merselis’ then-unvested and outstanding stock options and restricted stock awards will accelerate. If such a termination occurs after a change of control of HemoSense, then the vesting of all of Mr. Merselis’ then-unvested and outstanding stock options and restricted stock will accelerate. The merger will constitute a change of control under the terms of the agreement with Mr. Merselis.

For the purposes of the agreement with Mr. Merselis, “cause” means (a) Mr. Merselis’ refusal to follow the reasonable directives of HemoSense’s board of directors, (b) Mr. Merselis’ indictment of a felony or any crime involving moral turpitude, or (c) Mr. Merselis’ willful gross misconduct or willful gross neglect. “Constructive termination” means (a) a substantial reduction in Mr. Merselis’ duties, responsibilities or position, (b) any downward change in Mr. Merselis’ compensation or benefits, except for such changes which are consistent with downward changes for all members of HemoSense’s management team or (c) a relocation of Mr. Merselis’ principal work location to a facility or location more than 50 miles from HemoSense’s present location without Mr. Merselis’ prior approval.

Pursuant to certain stock option agreements, Mr. Merselis was awarded options to purchase an aggregate of 397,875 shares of HemoSense common stock. Several of these agreements provide for the acceleration in full of any unvested options upon a change of control of HemoSense. Assuming for these purposes only that the merger will become effective on October 15, 2007, the vesting of 106,419 of these options will be fully accelerated.

William Dippel, Gordon Sangster and Douglas Rundle.  HemoSense entered into employment agreements with Messrs. Dippel and Sangster in October 2006, and HemoSense’s board of directors approved an employment agreement for Mr. Rundle in August 2007. These agreements provide that if the executive officer is terminated without cause or pursuant to a constructive termination, then the executive officer will be paid, over a period of six months commencing on the date of such termination, an amount equal to six months’ of the executive officer’s base salary, at the rate in effect for the executive officer immediately prior to such termination (minus applicable withholding). HemoSense will also pay the executive officer’s group health insurance premiums for six months following the termination. The agreements further provide that if such a termination occurs before a change of control of HemoSense, then the vesting of 12 months’ worth of the executive officer’s then-unvested and outstanding stock options or restricted stock will accelerate. If such a termination occurs within one year after a change of control of HemoSense, then the executive officer will be entitled to receive a one-time severance payment equal to 50% of the executive officer’s then-current annual base salary.

The agreements with Messrs. Dippel, Sangster and Rundle also provide, that in the event of a change of control of HemoSense, the vesting of all of the executive officers’ then unvested and outstanding stock options will accelerate. The merger will constitute a change of control under these agreements.

For purposes of the agreements with Messrs. Dippel, Sangster and Rundle, “cause” means (a) an act of personal dishonesty taken by the executive officer in connection with his responsibilities as an executive officer and intended to result in substantial personal enrichment of the executive officer, (b) the executive officer’s conviction of a felony, (c) a willful act by the executive officer that constitutes gross misconduct and is injurious to HemoSense, or (d) following delivery to the executive officer of a written demand for performance from HemoSense which describes the basis for HemoSense’s reasonable belief that the executive officer has not substantially performed his duties, continued violations by the executive officer of his obligations to HemoSense that are demonstrably willful and deliberate on the executive officer’s part. “Constructive termination” means, without the express written consent of the executive officer, (a) a material reduction of duties, title, authority or responsibilities, relative to the executive officer’s duties, title, authority or responsibilities as in effect immediately before such reduction, or the assignment to the executive officer of such reduced duties, title, authority or responsibilities, but a reduction in duties, title, authority or responsibilities solely by virtue of HemoSense being acquired and made part of a larger entity (as, for example, when the Chief Executive Officer of HemoSense remains the Chief Executive Officer of the subsidiary or business unit containing HemoSense’s business following a change of control) will not by itself constitute grounds for a constructive termination, (b) a substantial reduction of the facilities and perquisites (including office space and location) available to the executive officer immediately before such reduction, (c) a reduction by HemoSense in the base compensation of the executive officer as in effect immediately before such reduction, (d) a material reduction by HemoSense in the kind or level of benefits to which the executive officer was entitled immediately before such reduction with the result that such executive officer’s overall benefits package is significantly reduced, or (e) the relocation of the executive officer to a facility or a location more than 50 miles from such executive officer’s then-present location.

Timothy Still.  In May 2005, HemoSense entered into an employment agreement with Mr. Still. This agreement provides that if Mr. Still is terminated without cause or pursuant to a constructive termination prior to or after the 12 month period following a change of control, then Mr. Still will be paid, over a period of six months commencing on the date of such termination, an amount equal to six months’ of his base salary, at the rate in effect for Mr. Still immediately prior to such termination (minus applicable withholding). Mr. Still will also receive group health insurance for six months following the termination. The agreement further provides that if such a termination occurs before a change of control of HemoSense, then the vesting of 12 months’ worth of Mr. Still’s unvested and outstanding stock options and restricted stock will accelerate.

In June 2004, HemoSense entered into a change of control severance agreement with Mr. Still. Pursuant to the terms of the agreement, if Mr. Still’s employment is terminated by HemoSense other than for cause or if Mr. Still voluntarily terminates his employment with HemoSense for good reason, and such termination occurs within 12 months after a change of control of HemoSense, he will receive a one-time severance payment equal to 50% of the greater of his annual base salary in effect (a) immediately before the change of control or (b) immediately before the termination.

The merger will constitute a change of control under these agreements. For the purposes of the agreements with Mr. Still, “cause” has same definition as “cause” and “good reason” and “constructive termination” have the same definition as “constructive termination” in the employment agreements with Messrs. Dippel, Sangster and Rundle described above.

Pursuant to certain stock option agreements, Mr. Still was awarded options to purchase an aggregate of 160,500 shares of HemoSense common stock. These agreements provide for the acceleration of vesting in full of any unvested options upon a change of control of HemoSense. Assuming for these purposes only that the merger will become effective on October 15, 2007, the vesting of 65,315 of these options will be fully accelerated.

Compliance with Section 409A.  In order to comply with the new rules related to post-termination payments under Section 409A of the Internal Revenue Code, the board of directors of HemoSense intends to approve certain amendments to the employment and change of control agreements of HemoSense’s executive officers described above. The amendments will provide for a six-month delay of the payment of severance benefits if the executive officer is a “specified employee” within the meaning of Section 409A. As a result, no severance benefits would be payable to the executive officer for six months following his or her termination if he or she is determined to be a specified employee. When an executive officer is determined to be a specified employee, the six-months severance benefits will be paid on the first payroll date that occurs at least six months and one day after the executive officer’s termination of employment (or the executive officer’s death, if earlier). All subsequent severance benefits, if any, will be payable in accordance with the payment schedule applicable to each payment or benefit, as provided for in the applicable agreements.

Section 280G Gross-Up Payments.  HemoSense may provide for the payment of up to an aggregate of $1,000,000 to certain of its executive officers who are deemed to be disqualified individuals under Section 280G of the Internal Revenue Code, if it determines that any severance or change of control payments made to those individuals would constitute a parachute payment under Section 280G, and would be subject to the excise taxes imposed by Section 4999 of the Internal Revenue Code. HemoSense may make payments to such executive officers in amounts sufficient to fund the payment of excise taxes on the parachute payments, which we refer to as gross-up payments, as well as all income and employment taxes on the gross-up payments, any excise taxes imposed on the gross-up payments and any interest or penalties imposed with respect to income and employment taxes imposed on the gross-up payments.

Edward Brennan, Richard Powers, Harvey Schloss, Robert Ulrich and Kurt Wheeler.  Pursuant to the terms of HemoSense’s 2005 Equity Incentive Plan, if the status of any of HemoSense’s outside directors as a director of HemoSense is terminated, other than by voluntary resignation, after a change of control of HemoSense, all outstanding stock options, stock appreciation rights, restricted stock, restricted stock units, performance units and performance shares granted to such outside director pursuant to the 2005 Equity Incentive Plan, will become fully vested. As of the record date, HemoSense’s outside directors were Edward Brennan, Richard Powers, Harvey Schloss, Robert Ulrich and Kurt Wheeler. The merger will constitute a change of control under the 2005 Equity Incentive Plan. HemoSense and Inverness anticipate that in connection with the merger, Messrs. Brennan, Powers, Schloss, Ulrich and Wheeler will cease serving as directors of HemoSense and will be entitled to the acceleration of the vesting of any outstanding awards made pursuant to the 2005 Equity Incentive Plan.

Pursuant to a stock option agreement, Mr. Brennan was awarded options to purchase 22,500 shares of HemoSense common stock under HemoSense’s Amended and Restated 1997 Stock Plan. The agreement provides for the acceleration of vesting in full of any unvested options upon a change of control of HemoSense. Assuming for these purposes only that the merger will become effective on October 15, 2007, the vesting of 3,001 of these options will be fully accelerated. All other unvested options held as of the record date by HemoSense’s outside directors were issued pursuant to HemoSense’s 2005 Equity Incentive Plan.

Estimated Current Value of Change of Control Benefits

HemoSense estimates that, if the employment of any of the following executive officers were to be terminated without cause or as the result of a constructive termination (or with respect to Mr. Still, for good reason) immediately after the effective time of the merger, or if the status of any of the following outside directors is terminated other than upon a voluntary resignation immediately after the effective time of the merger, assuming for these purposes only that the merger will become effective on October 15, 2007, the executive officer or outside director would become entitled to receive the following benefits:

	Equity Acceleration
				Estimated		Estimated
			Number of	Value of	Number of	Value of
		Estimated	Shares of	Shares of	Unvested	Unvested
	Estimated	Value of	Outstanding	Outstanding	Options that	Options that
	Cash	Continued	Restricted	Restricted	Will Vest	Will Vest
Name and	Severance	Benefits	Stock that	Stock that	and Become	and Become
Principal Position	Payments(1)	Coverage	Will Vest	Will Vest(2)	Exercisable	Exercisable(2)	Total

James D. Merselis	$320,000	$12,000	38,541	$491,012.34	106,419	$612,204.63	$1,435,217
President and Chief Executive Officer
Gordon Sangster	$108,736.95	—	—	—	72,501	$552,154.14	$660,891
Vice President, Finance and Chief Financial Officer
Timothy I. Still	$126,671.24	—	—	—	65,315	$432,254.76	$558,926
Chief Commercial Officer
William Dippel	$125,000	—	—	—	144,501	$1,125,904.10	$1,250,904
Executive Vice President, Operations and Research and Development
Douglas Rundle	$96,200	—	—	—	42,502	$280,083.63	$376,284
Vice President, Quality Assurance and Regulatory Affairs
Edward Brennan	—	—	—	—	14,251	$116,456.94	$116,457
Chairman
Richard Powers	—	—	—	—	11,250	$75,075	$75,075
Director
Harvey Schloss	—	—	—	—	11,250	$78,675	$78,675
Director
Robert Ulrich	—	—	—	—	11,250	$80,625	$80,625
Director
Kurt Wheeler	—	—	—	—	11,250	$80,625	$80,625
Director

(1)	Calculated based on the executive officer’s base salary as of September 4, 2007.

(2)	For option grants, the value was computed by multiplying the number of unexercised options, by the difference between the estimated change of control price of $12.74 per share and the exercise price of the option. For restricted stock awards, the value was computed by multiplying the number of outstanding shares of restricted stock, by the estimated change of control price of $12.74 per share.

Indemnification; Directors’ and Officers’ Insurance

Inverness has agreed that, for a period of six years after the merger, the indemnification obligations in HemoSense’s certificate of incorporation and bylaws and any HemoSense indemnification agreements will survive. Inverness will cause the certificate of incorporation and bylaws of HemoSense after the merger to reflect provisions at least as favorable as the indemnification and exculpation provisions in HemoSense’s current certificate of incorporation and bylaws and, for a period of six years after the merger, Inverness will not amend, repeal or otherwise modify the certificate of incorporation or bylaws in any manner that would adversely affect the indemnification rights of any individual who on or before the merger was protected under indemnification provisions in any of these HemoSense documents.

In addition, for a period of six years after the merger, Inverness will cause HemoSense’s existing policy of directors’ and officers’ liability insurance to be maintained, subject to certain limitations.

Material United States Federal Income Tax Consequences of the Merger

The following is a summary of the material United States federal income tax consequences of the merger applicable to a holder of shares of HemoSense common stock that receives Inverness common stock in the merger. This discussion is based upon the Internal Revenue Code, Treasury Regulations, judicial authorities and published positions of the Internal Revenue Service, all as currently in effect and all of which are subject to change or differing interpretations (possibly with retroactive effect).

This discussion is not a complete description of the United States federal income tax consequences of the merger. The United States federal income tax laws are complex and the tax consequences of the merger can vary depending on each stockholder’s individual circumstances or tax status. This discussion is limited to United States persons that hold their shares of HemoSense common stock as capital assets for United States federal income tax purposes (generally, assets held for investment). In addition, this discussion does not address all of the tax consequences that may be relevant to a particular holder of HemoSense common stock or to holders of HemoSense common stock that are subject to special treatment under United States federal income tax laws, such as non-United States persons, entities treated as partnerships or other flow-through entities for United States federal income tax purposes, dealers or traders in securities, financial institutions, tax-exempt organizations, insurance companies, persons who acquired their shares of HemoSense common stock pursuant to the exercise of options or similar derivative securities, through a tax-qualified retirement plan or otherwise as compensation, persons subject to the alternative minimum tax provisions of the Internal Revenue Code and persons who acquired HemoSense common stock as part of a hedge, straddle, conversion or other risk reduction or constructive sale transaction. In addition, this summary does not address the tax consequences of the merger to holders of options or warrants to acquire HemoSense common stock. Furthermore, this discussion does not address the tax consequences of the merger under any state, local or foreign tax laws.

EACH HOLDER OF SHARES OF HEMOSENSE COMMON STOCK IS URGED TO CONSULT ITS OWN TAX ADVISOR AS TO THE UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER, AS WELL AS THE EFFECTS OF STATE, LOCAL, FOREIGN AND OTHER TAX LAWS, IN LIGHT OF THE PARTICULAR CIRCUMSTANCES OF SUCH HOLDER.

Tax Opinions

In connection with the filing with the Securities and Exchange Commission of the registration statement of which this document is a part, Foley Hoag LLP, special counsel to Inverness, and Wilson Sonsini Goodrich & Rosati, Professional Corporation, special counsel to HemoSense, expect to deliver opinions to their respective clients to the effect that, based on factual representations and covenants provided to such counsel and assumptions stated in the opinions, the merger will be treated for United States federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code.

Inverness’ obligation to complete the merger is conditioned upon its receipt at closing of an additional tax opinion from Foley Hoag LLP that the merger will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code; provided that if Foley Hoag LLP fails to render such opinion, the condition to Inverness’ obligation to complete the merger nonetheless will be deemed satisfied if Wilson Sonsini Goodrich & Rosati, Professional Corporation, renders such opinion to Inverness. Similarly, HemoSense’s obligation to complete the merger is conditioned upon its receipt at closing of an additional tax opinion from Wilson Sonsini Goodrich & Rosati, Professional Corporation, that the merger will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code; provided that if Wilson Sonsini Goodrich & Rosati, Professional Corporation, fails to render such opinion, the condition to

HemoSense’s obligation to complete the merger nonetheless will be deemed satisfied if Foley Hoag LLP renders such opinion to HemoSense.

The tax opinions will be based on assumptions stated in the opinions and the factual representations and covenants made in letters that have been (and, in the case of the tax opinions to be rendered effective as of the date of the merger, will be) provided by Inverness, Spartan Merger Sub and HemoSense to Foley Hoag LLP and Wilson Sonsini Goodrich & Rosati, Professional Corporation, the accuracy of which is critical to the conclusions stated in the tax opinions. Moreover, these tax opinions are not binding on the Internal Revenue Service or any court and do not preclude the Internal Revenue Service from asserting, or a court from sustaining, a contrary conclusion regarding the United States federal income tax treatment of the merger.

The determination by tax counsel as to whether the proposed merger will be treated as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code will depend upon the facts and law existing at the effective time of the proposed merger. The following discussion assumes that the merger will constitute a reorganization for United States federal income tax purposes within the meaning of Section 368(a) of the Internal Revenue Code.

Material Federal Income Tax Consequences

The following material United States federal income tax consequences will result from qualification of the merger as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code:

•	No gain or loss will be recognized by HemoSense, Inverness or Spartan Merger Sub as a result of the merger.

•	Holders of HemoSense common stock will not recognize any gain or loss upon the exchange of their HemoSense common stock solely for shares of Inverness common stock pursuant to the merger (except with respect to cash received in lieu of a fractional share of Inverness common stock).

•	Cash received in the merger by a holder of HemoSense common stock in lieu of a fractional share of Inverness common stock will be treated as if such fractional share had been issued in connection with the merger and then redeemed by Inverness for cash. A holder of HemoSense common stock will recognize capital gain or loss with respect to such cash payment, measured by the difference, if any, between the amount of cash received and the tax basis in such fractional share. This gain or loss generally will be long-term capital gain or loss if the shares of the HemoSense common stock have been owned by the holder for more than one year as of the effective date of the merger. The deductibility of capital losses is subject to limitations.

•	A holder of HemoSense common stock will have an aggregate tax basis in the Inverness common stock received in the merger (including any fractional share deemed received and redeemed as described above) equal to the holder’s aggregate adjusted tax basis in its HemoSense shares surrendered pursuant to the merger. If a holder of HemoSense common stock acquired any of the holder’s shares at different prices or at different times, Treasury Regulations provide guidance on how such holder may allocate its tax basis to shares of Inverness common stock received in the merger. Holders of HemoSense common stock that hold more than one block (that is, shares acquired at the same cost in a single transaction) of HemoSense common stock are urged to consult their tax advisors regarding the proper allocation under the Treasury Regulations of their tax basis among shares of Inverness common stock received.

•	The holding period of the Inverness common stock received by a holder of HemoSense common stock in connection with the merger (including any fractional share deemed received and redeemed as described above) will include the holding period of the HemoSense common stock surrendered in connection with the merger.

•	Significant holders of HemoSense common stock will be required to attach a statement to their tax returns for the year of the merger that contains the information listed in Treasury Regulation Section 1.368-3T(b). Such statement must include the holder’s adjusted tax basis in the holder’s HemoSense common stock and other information regarding the reorganization. Holders of HemoSense common stock are urged to consult their tax advisors with respect to the applicability of this and any other tax reporting requirements to their particular circumstances.

A holder of HemoSense common stock may be subject, under certain circumstances, to backup withholding at a rate of 28% of the gain recognized with respect to any cash received in lieu of fractional shares, unless such holder provides proof of an applicable exemption or a correct taxpayer identification number, and otherwise complies with applicable requirements of the backup withholding rules. Any amounts withheld under the backup withholding rules are not an additional tax and may be refunded or credited against the holder’s United States federal income tax liability, provided the required information is furnished to the Internal Revenue Service.

THE PRECEDING DISCUSSION IS A SUMMARY OF THE MATERIAL FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER AND DOES NOT PURPORT TO BE A COMPLETE ANALYSIS OR DISCUSSION OF ALL POTENTIAL TAX EFFECTS RELEVANT THERETO. HEMOSENSE STOCKHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE UNITED STATES FEDERAL INCOME TAX CONSEQUENCES TO THEM OF THE MERGER, INCLUDING TAX RETURN REPORTING REQUIREMENTS, THE APPLICABILITY OF STATE, LOCAL, FOREIGN AND OTHER APPLICABLE TAX LAWS AND ANY PROPOSED TAX LAW CHANGES.

Regulatory Matters

The merger is subject to review by the Antitrust Division and the FTC under the HSR Act. Inverness and HemoSense do not believe that the merger is subject to review by any other governmental authorities under the antitrust laws of the other jurisdictions where Inverness and HemoSense conduct business. Under the HSR Act, Inverness and HemoSense are required to make pre-merger notification filings and await the expiration of statutory waiting periods before completing the merger. Inverness and HemoSense have made the requisite pre-merger notification filings with the Antitrust Division and the FTC. The completion of the merger is conditioned upon the expiration or termination of the HSR Act waiting period. It is also a condition to the obligations of Inverness to complete the merger that there shall not be instituted or pending any action or proceeding by any governmental entity, including under the HSR Act, seeking to:

•	restrain, prohibit or otherwise interfere with Inverness’ ownership or operation of any portion of the business of HemoSense or Inverness or to compel Inverness to dispose of or hold separate any portion of the business or assets of HemoSense or Inverness;

•	impose or confirm limitations on Inverness’ ability effectively to exercise full rights of ownership of shares of common stock of HemoSense or the Surviving Corporation; or

•	require Inverness to divest itself of any such shares.

Inverness and HemoSense submitted the filings required by the HSR Act on August 31, 2007 and the applicable waiting periods are expected to expire on October 1, 2007.

In addition even after completion of the merger, the Antitrust Division, the FTC or any other United States or foreign governmental authority could challenge or seek to block the merger under the antitrust laws as it deems necessary or desirable in the public interest. Moreover, in some jurisdictions, a competitor, customer or other third party could initiate a private action under the antitrust laws challenging or seeking to enjoin the merger before or after it is completed. Inverness and HemoSense cannot be sure that a challenge to the merger will not be made or that, if a challenge is made, Inverness and HemoSense will prevail.

Accounting Treatment

In accordance with accounting principles generally accepted in the United States, Inverness will account for the merger using the purchase method of accounting for business combinations. Inverness will allocate the purchase price to the net tangible and intangible assets acquired based on their respective fair values at the date of the completion of the merger. Any excess of the purchase price over those fair values will be recorded as goodwill.

Listing of Inverness Common Stock

Application will be made to have the shares of Inverness common stock issued in the merger approved for listing on the American Stock Exchange, where Inverness common stock currently is traded under the symbol “IMA.” It is a condition to the obligation of HemoSense to complete the merger that the shares of Inverness common stock to be issued in the merger be approved for listing on the American Stock Exchange, subject to official notice of issuance.

Delisting and Deregistration of HemoSense Common Stock after the Merger

If the merger is completed, HemoSense common stock will be delisted from the American Stock Exchange and deregistered under the Exchange Act, and HemoSense will no longer file periodic reports with the SEC.

Restrictions on Sales of Shares of Inverness Common Stock Received in the Merger

The shares of Inverness common stock to be issued in connection with the merger will be registered under the Securities Act of 1933 and will be freely transferable, except for shares of Inverness common stock issued to any person who is deemed to be an “affiliate” of HemoSense or Inverness before the merger. Persons who may be deemed to be “affiliates” of HemoSense or Inverness before the merger include individuals or entities that control, are controlled by, or are under common control with HemoSense or Inverness before the merger, and may include officers and directors, as well as principal stockholders, of HemoSense or Inverness before the merger.

Persons who may be deemed to be affiliates of HemoSense or Inverness before the merger may not sell any of the shares of Inverness common stock received by them in connection with the merger except pursuant to:

•	an effective registration statement under the Securities Act of 1933 covering the resale of those shares;

•	in accordance with Rule 145 under the Securities Act of 1933; or

•	an opinion of counsel or under a “no action” letter from the SEC to the effect that such sale will not violate or is otherwise exempt from registration under the Securities Act of 1933.

THE MERGER AGREEMENT

The following summary describes the material provisions of the merger agreement. The provisions of the merger agreement are complicated and not easily summarized. This summary may not contain all of the information about the merger agreement that is important to you. The merger agreement is attached to this proxy statement/prospectus as Annex A and is incorporated by reference into this proxy statement/prospectus, and we encourage you to read it carefully in its entirety for a more complete understanding of the merger agreement.

The Merger

The merger agreement provides for the merger of Spartan Merger Sub, Inc., a newly formed, wholly owned subsidiary of Inverness, with and into HemoSense. HemoSense will survive the merger as a wholly owned subsidiary of Inverness.

Completion and Effectiveness of the Merger

Inverness and HemoSense will complete the merger when all of the conditions to completion of the merger contained in the merger agreement, which are described in the section entitled “The Merger Agreement — Conditions to Obligations to Complete the Merger” beginning on page 83 of this proxy statement/prospectus, are satisfied or waived, including approval of the merger and adoption of the merger agreement by the stockholders of HemoSense. The merger will become effective upon the filing of a certificate of merger with the Secretary of State of the State of Delaware. At the effective time of the merger:

•	the certificate of incorporation of Spartan Merger Sub will be the certificate of incorporation of HemoSense, except that the name of the surviving corporation will be HemoSense, Inc.;

•	the bylaws of Spartan Merger Sub will be the bylaws of HemoSense; and

•	the officers and directors of Spartan Merger Sub will become the officers and directors of HemoSense until their respective successors are duly elected or appointed and qualified.

Conversion of Securities

Following the completion of the merger, each share of HemoSense common stock issued and outstanding immediately prior to the effective time of the merger will be canceled and extinguished and automatically converted into the right to receive 0.274192 shares of Inverness common stock, upon surrender of the certificate representing such share of HemoSense common stock in the manner provided in the merger agreement. At the same time, Inverness will assume outstanding options and warrants to purchase HemoSense common stock. For more information regarding outstanding options and warrants, see “The Merger Agreement — Treatment of HemoSense Stock Options and Stock Purchase Warrants and Assumption of HemoSense Stock Option Plans” beginning on page 75 of this proxy statement/prospectus.

The exchange ratio in the merger (i.e., 0.274192 shares of Inverness common stock for each share of HemoSense common stock) will be appropriately adjusted to reflect the effect of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into Inverness common stock or HemoSense common stock), reorganization, recapitalization or other like change with respect to Inverness common stock or HemoSense common stock, in each case occurring on or after the date of the merger agreement and prior to the effective time of the merger.

Each share of HemoSense common stock held by HemoSense, Spartan Merger Sub, Inverness or any direct or indirect wholly owned subsidiary of HemoSense or Inverness immediately prior to the merger will be canceled and extinguished without any conversion thereof.

Based on the exchange ratio and the number of shares of HemoSense common stock outstanding as of          , 2007, Inverness expects to issue a total of approximately           shares of Inverness common stock. In addition, based on the number of HemoSense options and warrants outstanding as of          , 2007, Inverness expects to reserve a total of approximately           shares of Inverness common stock for issuance

upon the exercise of options and warrants to purchase HemoSense common stock assumed by Inverness in connection with the merger. However, as more fully described below under “The Merger Agreement — Treatment of HemoSense Stock Options and Stock Purchase Warrants and Assumption of HemoSense Stock Option Plans,” the exact number of shares of Inverness common stock to be reserved for issuance upon exercise of the assumed options and warrants will not be known until the completion of the merger.

After the merger, Inverness stockholders will continue to own their existing shares of Inverness common stock. Accordingly, Inverness stockholders will hold the same number of shares of Inverness common stock that they held immediately prior to the merger. However, because Inverness will be issuing new shares of Inverness common stock to HemoSense stockholders in the merger, each outstanding share of Inverness common stock immediately prior to the merger will represent a smaller percentage of the total number of shares of Inverness common stock outstanding after the merger. It is expected that Inverness stockholders before the merger will hold approximately 94% of the total Inverness common stock outstanding upon completion of the merger, giving effect to the anticipated issuance of approximately 6,821,575 shares of Inverness common stock in connection with Inverness’ pending acquisition of Cholestech Corporation. If Inverness’ acquisition of Cholestech is not consummated before the completion of the merger, Inverness’ stockholders before the merger will hold approximately 93% of the total Inverness common stock outstanding upon completion of the merger.

Treatment of HemoSense Stock Options and Stock Purchase Warrants and Assumption of HemoSense Stock Option Plans

When the merger is completed, Inverness will assume each outstanding option or warrant to purchase shares of HemoSense common stock and convert it into an option or warrant to purchase that number of shares of Inverness common stock equal to the number of shares of HemoSense common stock subject to the original HemoSense option or warrant multiplied by 0.274192, rounded down to the nearest whole share. The exercise price per share for each assumed HemoSense option or warrant will be equal to the exercise price per share of the original HemoSense option divided by 0.274192, rounded up to the nearest whole cent. Each assumed option or warrant will be subject to all other terms and conditions that were applicable to the original HemoSense option or warrant. As of September   , 2007, there were outstanding options to purchase an aggregate of approximately          shares of HemoSense common stock under HemoSense’s stock option plans and warrants to purchase an aggregate of approximately          shares of HemoSense’s common stock.

Inverness has agreed to file, no later than two business days after the merger is completed, a registration statement on Form S-8 with the SEC to register the sale of shares of Inverness common stock issuable in connection with the assumed options, and to cause the registration statement to become and remain effective for so long as any assumed options remain outstanding.

At the effective time of the merger, Inverness will assume HemoSense’s Amended and Restated 1997 Stock Program and 2005 Equity Incentive Plan.

Treatment of HemoSense Restricted Stock

For any shares of HemoSense common stock outstanding immediately prior to the merger that are unvested or are subject to a repurchase option, risk of forfeiture or other restriction and such restriction will not lapse or terminate as a result of the merger, the shares of Inverness common stock issued upon the conversion of such shares in the merger will continue to be unvested and subject to the same repurchase options, risks of forfeiture or other conditions following the merger, and the certificates representing such shares of Inverness common stock may accordingly be marked with appropriate legends noting such repurchase options, risks of forfeiture or other conditions.

Fractional Shares

Inverness will not issue any fractional shares of common stock in connection with the merger. Instead, each holder of HemoSense common stock who would otherwise be entitled to receive a fraction of a share of Inverness common stock will receive cash in an amount equal to the fraction multiplied by the average closing price of one share of Inverness common stock for the ten most recent trading days ending on the trading day immediately prior to the effective date of the merger, as reported on the American Stock Exchange (determined after aggregating all fractional shares of Inverness common stock to be received by the holder).

Exchange Procedures

Promptly after the effective time of the merger, Computershare, as the exchange agent for the merger, will establish an exchange fund to hold the merger consideration to be paid to HemoSense stockholders in connection with the merger. The exchange fund will consist of shares of Inverness common stock and cash to be issued in lieu of fractional shares of Inverness common stock and, if required pursuant to the merger agreement, any dividends or other distributions on Inverness common stock with a record date occurring after the completion of the merger.

After the completion of the merger, Computershare will promptly mail to each record holder of HemoSense common stock a letter of transmittal and instructions for surrendering the record holder’s stock certificates in exchange for shares of Inverness common stock. Upon proper surrender of a HemoSense stock certificate in accordance with the exchange agent’s instructions, the holder of such HemoSense stock certificate will be entitled to receive a certificate representing the number of whole shares of Inverness common stock issuable to such holder pursuant to the merger, cash in lieu of any fractional share of Inverness common stock issuable to such holder, and dividends or other distributions, if any, to which such holder is entitled under the terms of the merger agreement. The surrendered certificates representing HemoSense common stock will be canceled. After the effective time of the merger, each certificate representing shares of HemoSense common stock that has not been surrendered will represent only the right to receive shares of Inverness common stock issuable pursuant to the merger and cash in lieu of any fractional share of Inverness common stock to which the holder of any such certificate is entitled. In the event of a transfer of ownership of shares of HemoSense common stock that is not registered in the transfer records of HemoSense, a certificate representing the proper number of shares of Inverness common stock may be issued to a transferee if the certificate representing such shares of HemoSense common stock is presented to the exchange agent, accompanied by all documents required to evidence and effect such transfer and by evidence that any applicable stock transfer taxes have been paid. After the effective time of the merger, HemoSense will not register any transfers of HemoSense common stock on its stock transfer books.

Any holder or former holder of HemoSense common stock may be subject to withholding under the Internal Revenue Code or under another provision of state, local or foreign tax law. To the extent such amounts are withheld, they will be treated as having been paid to the person to whom such amounts would otherwise have been paid.

Holders of HemoSense common stock should not send in their HemoSense stock certificates until they receive a letter of transmittal from the exchange agent with instructions for the surrender of HemoSense stock certificates.

Distributions with Respect to Unexchanged Shares

After the merger is completed, holders of HemoSense common stock will be entitled to dividends and other distributions declared or made by Inverness after completion of the merger with respect to the number of whole shares of Inverness common stock that they are entitled to receive upon exchange of their HemoSense common stock. Such holders will not be entitled to receive these dividends or distributions, however, until they surrender their HemoSense common stock certificates to the exchange agent in accordance with the applicable instructions.

Lost, Stolen and Destroyed Certificates

If a HemoSense stock certificate is lost, stolen or destroyed, the holder of such certificate must deliver an affidavit of that fact prior to receiving any merger consideration and, if required by Inverness, will also have to provide an indemnity bond prior to receiving any merger consideration.

Representations and Warranties

The merger agreement contains general representations and warranties made by HemoSense on the one hand, and Inverness and Spartan Merger Sub on the other, regarding aspects of their respective businesses, financial condition and structure, as well as other facts pertinent to the merger. These representations and warranties are subject to materiality, knowledge and other similar qualifications in many respects and expire at the effective time of the merger. The representations and warranties of each of HemoSense and Inverness have been made solely for the benefit of the other party, and those representations and warranties should not be relied on by any other person. In addition, those representations and warranties may be intended not as statements of actual fact, but rather as a way of allocating risk between the parties, may have been modified by the disclosure schedules to the merger agreement, are subject to the materiality standards described in the merger agreement, which may differ from what may be viewed as material by you, and were made only as of the date of the merger agreement or another date as is specified in the merger agreement.

HemoSense made a number of representations and warranties to Inverness in the merger agreement, including representations and warranties relating to the following matters:

•	corporate organization, qualifications to do business and corporate standing;

•	capital structure and the absence of preemptive rights;

•	corporate authorization to enter into and carry out the obligations contained in the merger agreement;

•	the vote of the stockholders required to complete the merger;

•	absence of any conflict or violation of the corporate charter and bylaws of HemoSense and its subsidiaries, any applicable legal requirements, or any agreements with third parties, as a result of entering into and carrying out the obligations contained in the merger agreement;

•	governmental and regulatory approvals required to complete the merger;

•	SEC filings and the financial statements contained in those filings;

•	compliance with the Sarbanes-Oxley Act of 2002 and any related rules and regulations by the SEC;

•	absence of certain changes or events since March 31, 2007;

•	taxes and tax returns;

•	title to properties;

•	intellectual property;

•	compliance with applicable law by HemoSense and its subsidiaries;

•	compliance with regulatory requirements;

•	warranty matters and product liability;

•	litigation;

•	benefit plans, employees and employment practices;

•	environmental matters;

•	material contracts and the absence of breaches of material contracts;

•	entitlements to any brokerage or finders’ fees or agents’ commissions or any similar charges in connection with the transactions contemplated by the merger agreement;

•	insurance;

•	accuracy of the information supplied for this proxy statement/prospectus;

•	board of directors approval;

•	receipt of a fairness opinion from Lazard;

•	internal accounting controls;

•	inapplicability of HemoSense’s stockholder rights plan and any state takeover statutes; and

•	transactions with affiliates.

Inverness and Spartan Merger Sub made a number of representations and warranties to HemoSense in the merger agreement, including representations and warranties relating to the following subject matters:

•	corporate organization, qualifications to do business and corporate standing;

•	capital structure and the absence of preemptive rights;

•	corporate authorization to enter into and carry out the obligations contained in the merger agreement;

•	absence of any conflict or violation of the corporate charter and bylaws of Inverness and Spartan Merger Sub, any applicable legal requirements, or any agreements with third parties, as a result of entering into and carrying out the obligations contained in the merger agreement;

•	governmental and regulatory approvals required to complete the merger;

•	SEC filings and the financial statements contained in those filings;

•	absence of certain changes or events since March 31, 2007;

•	intellectual property;

•	compliance with applicable law by Inverness and its subsidiaries;

•	litigation;

•	accuracy of the information supplied for this proxy statement/prospectus;

•	entitlements to any brokerage or finders’ fees or agents’ commissions or any similar charges in connection with the transactions contemplated by the merger agreement; and

•	internal accounting controls.

HemoSense’s Conduct of Business Before Completion of the Merger

Under the merger agreement, HemoSense agreed, until the completion of the merger, except under certain circumstances or as consented to in writing by Inverness (which consent will not be unreasonably withheld), to conduct its business in the usual, regular and ordinary course and to use commercially reasonable efforts to preserve intact its business organization and relationships with third parties.

In addition, HemoSense agreed that, until the completion of the merger, it will not (and will not permit its subsidiaries to) without the prior written consent of Inverness (which consent will not be unreasonably withheld):

•	waive any stock repurchase rights, accelerate, amend or change the period of exercisability of options or repurchase of restricted stock, or reprice options granted to any employee, consultant or director or authorize cash payments in exchange for any options or take any such action with regard to any warrant or other right to acquire capital stock;

•	grant any severance or termination pay to any officer or employee, subject to certain limited exceptions;

•	transfer, license, amend or modify any of its intellectual property rights, other than in the ordinary course of business;

•	declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock or split, combine or reclassify any capital stock;

•	purchase, redeem or otherwise acquire any shares of capital stock, subject to certain limited exceptions;

•	issue, deliver, sell, authorize, pledge or otherwise encumber any capital stock or convertible securities, apart from the issuance of common stock upon exercise of stock options or warrants or the granting of stock options pursuant to HemoSense’s option plans (other than to directors or officers) in the ordinary course of business consistent with past practice in connection with periodic compensation reviews, ordinary course promotions or to new hires;

•	amend its certificate of incorporation or bylaws;

•	make any acquisitions, including by merger or consolidation, enter into any material joint venture, strategic relationship or alliance or make any material loan or investment to any person, subject to certain limited exceptions;

•	sell, lease, license, encumber or otherwise dispose of any material properties or assets;

•	incur or guarantee indebtedness for borrowed money, subject to certain exceptions including those in the ordinary course of business;

•	make changes in employee benefits, subject to certain limited exceptions;

•	make any capital expenditures in excess of $250,000 in the aggregate;

•	make any material changes to, or waive any material rights under, certain material contracts;

•	enter into, modify, amend or cancel any material development services, licensing, distribution, purchase, sales, sales representation or other similar agreement or obligation with respect to any material intellectual property rights, subject to certain exceptions;

•	materially revalue any of its assets or, except as required by GAAP, make any change in tax or accounting methods, principles or practices;

•	discharge, settle or satisfy any disputed claim, litigation, arbitration, disputed liability or other controversy, including any liability for taxes, other than the payment in the ordinary course of business consistent with past practice, or in accordance with their terms, of liabilities previously disclosed in HemoSense’s March 31, 2007 balance sheet or incurred in the ordinary course of business since the date of that balance sheet, or waive any material benefits of, or agree to modify in any material respect, any confidentiality, standstill or similar agreements;

•	take any action that is intended or would reasonably be expected to prevent or materially impede the consummation of the merger, including with respect to any “poison pill” or similar plan, agreement or arrangement, any other anti-takeover measure, or any state takeover statute;

•	take any action that is intended or would reasonably be expected to result in any of the conditions to obligations to complete the merger not being satisfied; or

•	agree in writing or otherwise to take any of the foregoing actions.

Obligation of HemoSense’s Board of Directors with Respect to Its Recommendation and Holding of a Stockholders’ Meeting

Under the terms of the merger agreement, HemoSense agreed to take all action necessary to convene a meeting of its stockholders as promptly as practicable, and in any event (to the extent permissible under applicable law) within 45 days after the declaration of effectiveness of the registration statement that includes this proxy statement/prospectus, for the purpose of voting on approval of the merger and adoption of the merger agreement. Subject to its rights discussed in the section entitled “Termination” starting on page 85, HemoSense’s obligation to call, give notice of, convene and hold the stockholders’ meeting is not limited or otherwise affected by the commencement, disclosure, announcement or submission of any acquisition proposal or superior offer (each as described below beginning on page 81), or by any withdrawal, amendment or modification of the recommendation of HemoSense’s board of directors with respect to the merger.

Subject to its rights discussed in the next section, “No Solicitation of Other Offers,” the HemoSense board of directors agreed to recommend the approval of the merger and adoption of the merger agreement to its stockholders and that neither the board of directors nor any committee thereof will withdraw, amend or modify, or propose or resolve to withdraw, amend or modify in a manner adverse to Inverness, the recommendation of the board of directors that HemoSense’s stockholders vote in favor of the approval of the merger and adoption of the merger agreement.

No Solicitation of Other Offers

Under the terms of the merger agreement, subject to certain exceptions described below, HemoSense agreed that it and its subsidiaries will not, nor will they authorize or permit any of their officers, directors, affiliates, employees or any representatives retained by any of them (including any investment banker, attorney or other advisor), to, directly or indirectly:

•	solicit, initiate, encourage or induce the making, submission or announcement of any acquisition proposal;

•	participate in any discussions or negotiations regarding, or furnish to any person any nonpublic information regarding, or take any other action intended or known to assist any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any acquisition proposal;

•	engage in discussions with any person regarding any acquisition proposal;

•	approve, endorse or recommend any acquisition proposal; or

•	enter into any letter of intent, or other similar contract, agreement or commitment relating to any acquisition proposal.

HemoSense and its subsidiaries also agreed to immediately cease, and to cause their officers, directors, affiliates, employees, investment bankers, attorneys and other advisors and representatives to cease, any and all existing activities, discussions or negotiations with third parties regarding any acquisition proposal.

Notwithstanding the foregoing, at any time prior to obtaining the approval of the merger and adoption of the merger agreement by the HemoSense stockholders, HemoSense may, in response to an unsolicited written bona fide acquisition proposal by a third party that the board of directors of HemoSense reasonably determines in good faith (after consultation with Lazard or another financial advisor of national standing) constitutes, or is likely to lead to, a “superior offer,” (a) furnish nonpublic information to a person making such acquisition proposal and (b) enter into discussions with such person regarding such acquisition proposal, if all of the following conditions are met:

•	Neither HemoSense nor any representative of HemoSense and its subsidiaries violated the provisions in the merger agreement prohibiting solicitation of competing proposals;

•	HemoSense’s board of directors concludes in good faith, after consultation with its outside legal counsel, that such action is required in order for the HemoSense board of directors to comply with its fiduciary obligations to the HemoSense stockholders under applicable law;

•	Before furnishing nonpublic information to, or entering into discussions with, the person making such acquisition proposal, HemoSense gives Inverness written notice of the identity of the person or group making such acquisition proposal and the material terms and conditions of such acquisition proposal and HemoSense must have received from the person or group a signed confidentiality agreement containing terms at least as restrictive as the confidentiality agreement between HemoSense and Inverness;

•	HemoSense has given Inverness at least three business days advance notice of its intent to furnish such nonpublic information or enter into such discussions; and

•	HemoSense provides (to the extent not previously provided) to Inverness a copy of any nonpublic information provided to the person making the acquisition proposal.

Additionally, HemoSense is obligated to advise Inverness promptly, and in any event within 24 hours of its receipt, orally and in writing of any acquisition proposal or any request for nonpublic information or other inquiry that HemoSense reasonably believes could lead to an acquisition proposal, the material terms and conditions of any such acquisition proposal, request or inquiry and the identity of the person making any such acquisition proposal, request or inquiry. HemoSense must keep Inverness reasonably informed in all material respects of the status and details (including any change to the terms thereof) of any acquisition proposal and provide Inverness with copies of all other written materials sent or provided to HemoSense by the person making the acquisition proposal or by HemoSense to that person.

An “acquisition proposal” means any inquiry, offer or proposal relating to:

•	the acquisition or purchase of more than a 15% beneficial ownership interest in the total outstanding voting securities of HemoSense or any of its subsidiaries;

•	any tender offer or exchange offer that if consummated would result in any person or group beneficially owning 15% or more of the total outstanding voting securities of HemoSense or any of its subsidiaries;

•	any merger, consolidation, business combination or similar transaction involving HemoSense or any of its subsidiaries where the stockholders of HemoSense immediately preceding such transaction or, in the case of a subsidiary, HemoSense would hold less than 85% of the equity interests in the surviving or resulting entity after such transaction;

•	any sale, lease, exchange, transfer, license (other than in the ordinary course of business), acquisition or disposition of any assets of HemoSense or any of its subsidiaries that generate or constitute 10% or more of the net revenue, net income or assets of HemoSense and its subsidiaries, taken as a whole; or

•	any liquidation, dissolution, recapitalization or other reorganization of HemoSense or any of its subsidiaries.

A “superior offer” means an unsolicited, bona fide, binding written offer made by a third party to consummate a merger or consolidation where the stockholders of HemoSense immediately preceding such transaction would hold less than 50% of the equity interest in the surviving or resulting entity after such transaction or the acquisition by any person or group of ownership of 50% or more of the then outstanding shares of capital stock of HemoSense, on terms that the HemoSense board of directors reasonably determines in good faith (after consultation with Lazard or another financial advisor of national standing) to be more favorable to HemoSense stockholders than the terms of the merger. Any such offer shall not be deemed to be a superior offer unless any financing required to consummate the transaction is committed, or the board of directors of HemoSense reasonably determines in good faith (after consultation with Lazard or another financial advisor of national standing) that such financing is likely to be obtained on a timely basis, or if there is a “due diligence” condition to the third party’s obligation to consummate the transaction that is the subject of the superior offer.

Notwithstanding the foregoing restrictions, the board of directors of HemoSense may withhold, withdraw, amend or modify its recommendation that the HemoSense stockholders vote in favor of the approval of the merger and adoption of the merger agreement, which we refer to as a “change of recommendation,” if all of the following conditions are met:

•	a superior offer is made to HemoSense and not withdrawn;

•	HemoSense has provided written notice to Inverness that it has received such superior offer, specifying all of the terms and conditions of the superior offer and identifying the person or entity making the superior offer;

•	Inverness has not, within 5 business days of receipt of the notice, made an offer that HemoSense’s board of directors reasonably determines in good faith (after consultation with Lazard or another financial advisor of national standing) to be at least as favorable as the superior offer;

•	HemoSense’s board of directors reasonably determines in good faith, after consultation with its outside counsel, that, in light of such superior offer, the change of recommendation is required in order for the board of directors of HemoSense to comply with its fiduciary obligations to HemoSense’s stockholders under applicable law; and

•	HemoSense has not violated any provisions in the merger agreement relating to the solicitation of competing proposals or the obtaining of the approval of HemoSense’s stockholders.

Unless the merger agreement is terminated, no acquisition proposal or change of recommendation will limit HemoSense’s obligation to convene the stockholders’ meeting in connection with the merger that is the subject of this proxy statement/prospectus.

Reasonable Best Efforts

Each of Inverness and HemoSense agreed to use its reasonable best efforts to take all actions and to assist and cooperate with the other party in doing all things necessary, proper or advisable to complete the merger and the transactions contemplated by the merger agreement as promptly as practicable, including:

•	causing the conditions to the completion of the merger to be satisfied;

•	obtaining all necessary actions or nonactions, waivers, consents, approvals, orders and authorizations from governmental entities, making all necessary registrations, declarations and filings, and taking all steps that may be necessary to avoid any suit, claim, action, investigation or proceeding by any governmental entity;

•	obtaining all necessary consents from third parties;

•	defending any lawsuits or other legal proceedings, whether judicial or administrative, challenging the merger agreement or the consummation of the merger; and

•	executing and delivering any additional instruments necessary to consummate the transactions contemplated by the merger agreement.

Nonetheless, neither Inverness nor any of its affiliates is under any obligation to make proposals, execute or carry out agreements or submit to orders providing for the sale or other disposition or holding separate of any assets or categories of assets of Inverness or any of its affiliates or HemoSense or any of its subsidiaries or the holding separate of the shares of HemoSense common stock or imposing or seeking to impose any limitation on the ability of Inverness or any of its subsidiaries or affiliates to conduct their business or own the assets or to acquire, hold or exercise full rights of ownership of the shares of HemoSense common stock.

In addition, each of Inverness and HemoSense agreed to give prompt notice to the other of any notice or other communication from any person alleging that the consent of such person is or may be required, any notice or other communication from any governmental entity in connection with the merger, or any litigation relating to, involving or otherwise affecting HemoSense or Inverness or their subsidiaries that relates to the merger.

Director and Officer Indemnification and Insurance

Under the terms of the merger agreement, Inverness agreed to honor all obligations of HemoSense contained in the certificate of incorporation or bylaws of HemoSense or any of its subsidiaries or in any indemnification agreement in effect on the date of the merger agreement between HemoSense or its subsidiaries and any of its current or former directors or officers. Also, for six years after completion of the merger, the certificate of incorporation and bylaws of the surviving entity after the merger will contain provisions with respect to indemnification and exculpation that are at least as favorable as the indemnification and exculpation provisions contained in the certificate of incorporation or bylaws of HemoSense in effect on the date of the merger agreement, and these provisions will not be amended, repealed or otherwise modified in a manner that would adversely affect the rights of the indemnified parties, except as required by law.

For six years after completion of the merger, Inverness has also agreed to maintain HemoSense’s existing policy of directors’ and officers’ liability insurance in respect of acts or omissions occurring at or prior to the effective time of the merger on terms comparable to those in effect on the date of the merger agreement.

However, Inverness will not be required to pay annual premiums in excess of 250% of HemoSense’s current annual premium. If the annual premiums for such insurance coverage exceed that amount, Inverness must obtain a policy with the greatest coverage available for a cost not exceeding 250% of HemoSense’s current annual premium. To the extent that a six-year “tail” policy to extend HemoSense’s existing policy is available prior to the completion of the merger, HemoSense may purchase such “tail” policy and such “tail” policy will satisfy Inverness’ obligation to maintain directors’ and officers’ liability insurance.

Employee Benefits; 401(k) Plan

Inverness has agreed that, following completion of the merger, it will either (a) permit employees of HemoSense and each of its subsidiaries who become employees of Inverness to participate in the employee benefit plans, programs or policies of Inverness on terms no less favorable than those provided to similarly situated employees of Inverness, (b) continue HemoSense’s employee benefit plans, programs or policies, other than the 401(k) plans, that are comparable to Inverness’ benefit plans, programs or policies, or (c) a combination of (a) and (b). Any employee of HemoSense who becomes a participant in any employee benefit plan of Inverness will be given credit for purposes of eligibility to participate and vesting (but not for purposes of benefit accrual) under such plan for years of service with HemoSense (or any of its subsidiaries). Inverness has also agreed to use commercially reasonable efforts to cause any and all pre-existing condition limitations, eligibility waiting periods and evidence of insurability requirements under any of Inverness’ group health plans in which such employees and their eligible dependents will participate to be waived and to provide for credit for any co-payments and deductibles prior to the completion of the merger for purposes of satisfying any applicable deductible, out-of-pocket or similar requirements under any such plans that may apply after completion of the merger.

Unless Inverness provides written notice to HemoSense to do otherwise, HemoSense has agreed to terminate any 401(k) plans prior to the completion of the merger.

Conditions to Obligations to Complete the Merger

The respective obligations of Inverness and Spartan Merger Sub, on the one hand, and HemoSense, on the other, to complete the merger are subject to the satisfaction or waiver of each of the following conditions:

•	the merger must be approved and the merger agreement must be adopted by the holders of a majority of the outstanding shares of HemoSense common stock;

•	the registration statement of which this proxy statement/prospectus is a part must be declared effective by the SEC, no stop order suspending the effectiveness of such registration statement is in effect, and no proceeding initiated for that purpose is pending or threatened in writing;

•	no governmental entity has enacted, issued, promulgated, enforced or entered any statute, rule, regulation, executive order, decree, injunction or other order, including under the HSR Act, which is in effect and which has the effect of making the merger illegal or otherwise prohibiting the completion of the merger, and all waiting periods applicable to the merger under the HSR Act have terminated or expired;

•	the representations and warranties of the other party must have been true and correct as of the date of the merger agreement and must be true and correct (without giving any effect to any qualification or exception as to materiality or material adverse effect) as of the effective date of the merger as if made at and as of that time, except:

•	where any failures of such representations and warranties to be true and correct do not constitute, individually or in the aggregate, a material adverse effect on the other party, as described below; however, this exception generally does not apply to the representations and warranties of HemoSense regarding the following, which representations and warranties must be true and correct in all material respects:

•	outstanding capitalization, including options;

•	authorization to enter into and carry out the obligations contained in the merger agreement;

•	board of directors approval;

•	receipt of a fairness opinion from Lazard; and

•	the inapplicability of any state takeover statutes;

•	to the extent the representations and warranties of the other party address matters only as of a particular date, they must be true and correct only as of that date;

•	the other party must have performed or complied in all material respects with all of its agreements and covenants required by the merger agreement to be performed or complied with before completion of the merger;

•	no material adverse effect, as described below, with respect to the other party will have occurred since August 6, 2007 and be continuing;

•	such party must have received an officer’s certificate from the other party regarding the satisfaction of certain conditions to the completion of the merger; and

•	such party must have received an opinion from Foley Hoag LLP and/or Wilson Sonsini Goodrich & Rosati, P.C., dated as of the effective date of the merger, to the effect that the merger will constitute a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code and that each of Inverness and HemoSense will be a party to the reorganization within the meaning of Section 368(a).

The obligation of HemoSense to complete the merger is also subject to the condition that the shares of Inverness common stock to be issued in the merger must be approved for listing on the American Stock Exchange, subject to official notice of issuance.

The obligations of Inverness and Spartan Merger Sub to complete the merger are also subject to the condition that there shall not be instituted or pending any action or proceeding by any governmental entity, including under the HSR Act, (a) seeking to restrain, prohibit or otherwise interfere with the ownership or operation by Inverness or any of its subsidiaries of all or any portion of the business of HemoSense or any of its subsidiaries or of Inverness or any of its subsidiaries or to compel Inverness or any of its subsidiaries to dispose of or hold separate all or any portion of the business or assets of HemoSense or any of its subsidiaries or of Inverness or any of its subsidiaries; (b) seeking to impose or confirm limitations on the ability of Inverness or any of its subsidiaries effectively to exercise full rights of ownership of the shares of HemoSense common stock; or (c) seeking to require divestiture by Inverness or any of its subsidiaries of any such shares.

Definition of Material Adverse Effect

Under the terms of the merger agreement, a material adverse effect on either Inverness or HemoSense means any change, event, circumstance or effect that is or is reasonably likely to be materially adverse to the business, assets, capitalization, financial condition, operations or results of operations of such party taken as a whole with its subsidiaries except to the extent that such change, event, circumstance or effect proximately results from:

•	changes in general economic or political conditions or changes generally affecting the industry in which such entity operates (provided that such changes do not affect such entity in a disproportionate manner);

•	changes, effects or events resulting from the announcement or pendency of the merger or from the taking of any action required by the merger agreement;

•	any change in the price at which the shares of a party are traded, in and of itself;

•	failure of a party to meet any particular revenue or earnings forecast or estimate for any period since the signing of the merger agreement, in and of itself;

•	in the case of HemoSense only, any act or failure to act by Inverness, including the effects of any agreement to which Inverness is a party or by which it is bound;

•	any natural disaster or any acts of terrorism, sabotage, military action or war (whether or not declared) or any escalation or worsening thereof (provided that such changes do not affect such entity in a disproportionate manner);

•	in the case of HemoSense only, any litigation arising from allegations of a breach of fiduciary duty or misrepresentation in any disclosure, in each case relating to the merger agreement;

•	compliance by a party with the express terms of the merger agreement or the failure by such entity or any of its subsidiaries to take any action that is prohibited by the merger agreement; or

•	any changes in legal requirements or GAAP (or any generally accepted interpretations of GAAP) applicable to such entity.

Termination

The merger agreement may be terminated in accordance with its terms at any time prior to completion of the merger, whether before or after the requisite approvals of the stockholders of Inverness and HemoSense:

•	by mutual written consent duly authorized by the Inverness and HemoSense boards of directors;

•	by either Inverness or HemoSense:

•	if the merger is not consummated by February 6, 2008, for any reason, unless the sole reason for the failure to consummate the merger is that the waiting period (or an extension thereof) under the HSR Act has not expired, in which case the date will be extended to June 6, 2008, but neither Inverness nor HemoSense may terminate the merger agreement on this basis if that party has breached its obligations under the merger agreement and such breach has been a principal cause of, or resulted in, the failure of the merger to be consummated on or before that date;

•	if a governmental entity in the United States or any foreign jurisdiction has issued an order, decree or ruling or taken any other action, in any case having the effect of permanently restraining, enjoining or otherwise prohibiting the merger and the order, decree, ruling or other action is final and nonappealable;

•	if the HemoSense stockholders do not approve the merger and adopt the merger agreement at a stockholders’ meeting duly convened therefor or at any adjournment thereof, but HemoSense may not terminate the merger agreement on this basis where the failure to obtain stockholder approval was caused by the action or failure to act of HemoSense, and such action or failure to act constitutes a material breach of the merger agreement, or by a breach of any voting agreement by any party thereto other than Inverness;

•	by Inverness (at any time prior to approval of the merger and adoption of the merger agreement by the HemoSense stockholders) if any of the following events, which we call “Triggering Events,” occurs:

•	HemoSense’s board of directors or any committee thereof withholds or withdraws or modifies in a manner adverse to Inverness its recommendation in favor of the approval of the merger and adoption of the merger agreement;

•	HemoSense failed to include in this proxy statement/prospectus the recommendation of HemoSense’s board of directors in favor of the approval of the merger and adoption of the merger agreement;

•	at any time following the public announcement of an acquisition proposal, HemoSense’s board of directors fails publicly to reaffirm its recommendation of the approval of the merger and adoption of the merger agreement within 10 business days after Inverness requests in writing that such recommendation be reaffirmed;

•	HemoSense’s board of directors or any committee thereof approves or publicly recommends any acquisition proposal;

•	HemoSense enters into any letter of intent or similar document or any agreement, contract or commitment accepting any acquisition proposal;

•	HemoSense breaches any of the provisions in the merger agreement relating to the solicitation of competing offers or the obtaining of the approval of HemoSense’s stockholders (other than in an immaterial manner); or

•	a tender or exchange offer relating to securities of HemoSense is commenced by a person unaffiliated with Inverness, and HemoSense does not send to its security holders, within 10 business days after such tender or exchange offer is first published, sent or given, a statement disclosing that HemoSense recommends rejection of such tender or exchange offer;

•	by HemoSense (at any time prior to approval of the merger and adoption of the merger agreement by the HemoSense stockholders), upon a change of recommendation in connection with a superior offer, but only if contemporaneously with the termination of the merger agreement, HemoSense pays Inverness the termination fee discussed below and HemoSense enters into a definitive agreement to effect such superior offer;

•	by HemoSense, upon a breach of any covenant or agreement on the part of Inverness set forth in the merger agreement, or if there is any continuing inaccuracy in the representations and warranties of Inverness set forth in the merger agreement, in either case, such that the conditions to HemoSense’s obligation to effect the merger would fail to be satisfied at the time of such termination and such inaccuracy or breach is not cured by Inverness within 30 days after delivery of written notice to Inverness; or

•	by Inverness, upon a breach of any covenant or agreement on the part of HemoSense set forth in the merger agreement, or if there is any continuing inaccuracy in the representations and warranties of HemoSense set forth in the merger agreement, in either case, such that the conditions to Inverness’ obligation to effect the merger would fail to be satisfied at the time of such termination and such inaccuracy or breach is not cured by HemoSense within 30 days after delivery of written notice to HemoSense.

Termination Fee

Under the terms of the merger agreement, HemoSense must pay Inverness a termination fee of $5.25 million in the event that:

•	a Triggering Event has occurred and the merger agreement is later properly terminated by either party because the merger is not consummated by February 6, 2008, unless the sole reason for the failure to consummate the merger is that the waiting period (or an extension thereof) under the HSR Act has not expired, in which case the date will be extended to June 6, 2008, or because the HemoSense stockholders do not approve the merger and adopt the merger agreement;

•	the following three events have occurred:

•	no Triggering Event has occurred and the merger agreement is properly terminated by either party because the merger is not consummated by February 6, 2008, unless the sole reason for the failure to consummate the merger is that the waiting period (or an extension thereof) under the HSR Act has not expired, in which case the date will be extended to June 6, 2008 or because the HemoSense stockholders do not approve the merger and adopt the merger agreement;

•	prior to the termination of the merger agreement, a person has publicly announced an acquisition proposal; and

•	within 12 months after termination of the merger agreement, HemoSense enters into a binding agreement to consummate, or consummates, a “company acquisition,” as defined below;

•	the merger agreement is terminated by Inverness because any Triggering Event has occurred; or

•	the merger agreement is terminated by HemoSense upon a change of recommendation in connection with a superior offer.

A “company acquisition” means:

•	a merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving HemoSense or any of its subsidiaries where the stockholders of HemoSense immediately preceding such transaction hold or, in the case of a subsidiary, HemoSense holds, less than 50% of the aggregate equity interests in the surviving, resulting or parent entity of such transaction;

•	a sale or other disposition by HemoSense or any of its subsidiaries of assets representing in excess of 50% of the aggregate fair market value of HemoSense’s consolidated business immediately prior to such sale; or

•	the acquisition by any person or group (including by way of a tender offer or an exchange offer or issuance by HemoSense or any of its subsidiaries), directly or indirectly, of beneficial ownership or a right to acquire beneficial ownership of shares representing in excess of 50% of the voting power of the then outstanding shares of capital stock of HemoSense or any of its subsidiaries.

Miscellaneous

Amendment and Waiver

The merger agreement may be amended at any time by a writing signed on behalf of Inverness and HemoSense.

At any time prior to the effective date of the merger, to the extent legally allowed, any party may extend the time for performance, waive any inaccuracies in the representations and warranties or waive compliance with any of the agreements or conditions of the parties, provided that such extension or waiver is set forth in a writing signed on behalf of such party.

Expenses Generally

All fees and expenses incurred in connection with the merger will be paid by the party incurring the fees or expenses, whether or not the merger is completed, but Inverness and HemoSense will share equally all fees and expenses, other than attorneys’ and accountants’ fees and expenses, incurred in relation to the printing and filing with the SEC of this proxy statement/prospectus and the registration statement and the applicable filing fees associated with any antitrust filings.

THE VOTING AGREEMENTS

Concurrently with the execution and delivery of the merger agreement, on August 6, 2007, Inverness entered into voting agreements with each director and executive officer of HemoSense. In addition to the directors and executive officers of HemoSense, Vanguard V, L.P. and four entities affiliated with MPM Asset Management, LLC also entered into voting agreements with Inverness. Affiliates of each of these entities serve as directors of HemoSense. Approximately 4,421,975 shares, or 33% of the HemoSense common stock outstanding on August 6, 2007, plus an additional 992,875 shares underlying HemoSense options held by directors and executive officers, which are referred to in this description as the covered shares, are subject to such voting agreements. Under the terms of the voting agreements, all of the shares of HemoSense common stock owned by each director and officer and Vanguard V, L.P. are covered shares (including shares underlying options), while only 3,695,318 of the 4,303,719 shares of HemoSense common stock owned by the entities affiliated with MPM Asset Management, LLC are covered shares.

The following is a summary description of the voting agreements, which are attached as Annex B and Annex C to this proxy statement/prospectus and are hereby incorporated by reference into this proxy statement/prospectus.

Agreement to Vote and Irrevocable Proxy

Each of the parties to the voting agreements granted to Inverness an irrevocable proxy and irrevocably appointed the members of the board of directors of Inverness as his or her agents, attorneys-in-fact and proxies, with full power of substitution and resubstitution, to vote the covered shares at every annual, special or adjourned meeting of HemoSense stockholders, and in every written consent in lieu of any such meeting, or otherwise, as follows:

•	in favor of the approval of the merger and adoption of the merger agreement; and

•	against any acquisition proposal or superior offer (each as defined in the merger agreement).

Each of the parties to the voting agreements further agreed not to enter into any agreement or understanding with any person or entity the effect of which would be inconsistent with or violative of any provision under the voting agreement.

Notwithstanding the foregoing, each of the parties to the voting agreements remains free to vote the covered shares with respect to any matter not covered by the foregoing in any manner he or she deems appropriate. Further, each voting agreement provides that it should not be construed to limit or restrict a director from acting in his or her capacity as a member of the board of directors of HemoSense.

Transfer Restrictions

In addition, each of the parties to the voting agreements agreed to restrictions on the transfer of the covered shares. For the period beginning on August 6, 2007 and continuing until the earlier of the effective time of the merger or the termination of the voting agreement in accordance with its terms, each party subject to a voting agreement may not transfer, or enter into any agreement with respect to a transfer of, any of the covered shares or any interest therein. In addition, each party subject to a voting agreement agreed not to do the following:

•	permit any covered shares to become subject to any pledge or encumbrance;

•	grant any proxy or power of attorney; or

•	enter into any voting agreement, voting trust or other voting arrangement with respect to any of the covered shares.

Notwithstanding the foregoing, each party subject to a voting agreement may transfer any covered shares as a bona fide gift or gifts, so long as the other party to such transfer or other arrangement executes a copy of the voting agreement with Inverness and an irrevocable proxy, in each case with respect to any and all covered shares transferred.

Termination

The voting agreement terminates upon the earlier of the effective time of the merger or the termination of the merger agreement pursuant to its terms.

COMPARISON OF STOCKHOLDER RIGHTS

General

Inverness and HemoSense are both organized under the laws of the State of Delaware. Any differences, therefore, in the rights of Inverness stockholders and HemoSense stockholders arise primarily from differences in their respective certificates of incorporation and bylaws. Upon completion of the merger, HemoSense stockholders will receive shares of Inverness common stock in exchange for their shares of HemoSense common stock. As a result, upon completion of the merger, the rights of HemoSense stockholders who become Inverness stockholders in the merger will be governed by Delaware law and the Inverness certificate of incorporation and bylaws.

Certain Differences Between the Rights of Stockholders of Inverness and Stockholders of HemoSense

The following is a summary of material differences between the current rights of Inverness stockholders and the current rights of HemoSense stockholders. Although we believe that this summary covers the material differences between the two, this summary may not contain all of the information that is important to you. This summary is not intended to be a complete discussion of the respective rights of Inverness stockholders and HemoSense stockholders, and it is qualified in its entirety by reference to the Delaware General Corporation Law and the various documents of Inverness and HemoSense to which we refer in this summary. In addition, the identification of some of the differences in the rights of these stockholders as material is not intended to indicate that other differences that are equally important do not exist. We urge you to carefully read this entire proxy statement/prospectus, the relevant provisions of the Delaware General Corporation Law and the other documents to which we refer in this proxy statement/prospectus for a more complete understanding of the differences between the rights of an Inverness stockholder and the rights of a HemoSense stockholder. Inverness and HemoSense have filed with the SEC their respective documents referenced in this summary of stockholder rights and will send copies of these documents to you, without charge, upon your request. See “Where You Can Find More Information” beginning on page 95 of this proxy statement/prospectus.

HemoSense	Inverness

Authorized Capital Stock	60,000,000 shares, consisting of 50,000,000 shares of common stock, par value $0.001 per share, and 10,000,000 shares of undesignated preferred stock, par value $0.001 per share.

As of August 31, 2007, 13,257,550 shares of common stock and no shares of preferred stock were issued and outstanding.	105,000,000 shares, consisting of 100,000,000 shares of common stock, par value $0.001 per share, 2,666,667 shares of series A convertible preferred stock, par value $0.001 per share, and 2,333,333 shares of undesignated preferred stock, par value $0.001 per share.

As of August 31, 2007, 42,852,587 shares of common stock and no shares of preferred stock were issued and outstanding.
Dividends
Under Section 170 of the Delaware General Corporation Law, the directors of a corporation may declare and pay dividends upon the shares of its capital stock either:

• out of its surplus, as defined in and computed in accordance with Sections 154 and 244 of the Delaware General Corporation Law; or

• if there is no such surplus, out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year.
The Inverness certificate of incorporation states that dividends may be declared and paid or set apart for payment upon the common stock out of any assets or funds legally available for the payment of dividends when and as declared by the board of directors or an authorized committee thereof.

	HemoSense	Inverness

Number of Directors	The HemoSense certificate of incorporation and bylaws provide that the number of directors is fixed by the board of directors, provided that there must be at least one director. The board of directors currently is fixed at seven members with one vacancy.	The Inverness certificate of incorporation and bylaws provide that the number of directors is fixed by the board of directors in its sole discretion. The board of directors currently is fixed at ten members with one vacancy.
Removal of Directors	The HemoSense certificate of incorporation provides that any director may be removed from office by the stockholders only for cause.	The Inverness certificate of incorporation provides that, subject to the rights, if any, of any series of preferred stock to elect or remove any director whom the holders of preferred stock have a right to elect, any director may be removed from office only for cause and upon the affirmative vote of holders of at least 75% of the shares entitled to vote at an election of directors.
Special Meetings of Stockholders	The HemoSense bylaws state that only the board of directors, the chairperson of the Board of Directors, the chief executive officer or the president (in the absence of a chief executive officer) may call a special meeting of the stockholders.	The Inverness certificate of incorporation states that, subject to the rights of holders of preferred stock, if any, only the board of directors, acting pursuant to a resolution approved by the majority of the board of directors then in office, may call a special meeting of the stockholders.
Notice Requirements for Stockholder Proposals, including Director Nominations	Nominees for the board of directors may be made, and any other business to be considered at an annual meeting may be brought, by any stockholder present, either in person or by proxy, and entitled to vote at such meeting by delivering timely notice to the Secretary of Inverness. Notice is generally considered timely if delivered not later than the close of business on the 120th day prior to the first anniversary of the date on which HemoSense first mailed its proxy statement to stockholders in connection with the preceding year’s annual meeting.	Nominees for the board of directors may be made, and any other business to be considered at an annual meeting may be brought, by any stockholder present, either in person or by proxy, and entitled to vote at such meeting by delivering timely notice to the Secretary of Inverness. Notice is generally considered timely if delivered not later than the close of business on the 90th day nor earlier than the close of business on the 120th day prior to the first anniversary of the preceding year’s annual meeting.

	HemoSense	Inverness

Limitation of Personal Liability of Directors	HemoSense’s certificate of incorporation and bylaws do not limit the personal liability of directors.	No director is personally liable to Inverness or its stockholders for monetary damages arising from a breach of fiduciary duty except for breach of the duty of loyalty, for acts or omissions not in good faith or which involve intentional misconduct, for improper dividends or distributions with respect to, or repurchases or redemptions of, Inverness capital stock, or for self-dealing.
Indemnification	The HemoSense certificate of incorporation and bylaws provide that HemoSense shall, to the fullest extent authorized by the Delaware General Corporation Law, indemnify each of its officers and directors against liability and loss suffered and expenses reasonably incurred by such persons in connection with any proceeding in which such director or officer becomes involved by reason of the fact that he or she is or was a director, officer, employee or agent of HemoSense.

The HemoSense certificate of incorporation and bylaws provide that HemoSense may indemnify any of its employees or agents against liability and loss suffered and expenses reasonably incurred by such persons in connection with any proceeding in which such employee or agent becomes involved by reason of the fact that he or she is or was an employee or agent of HemoSense.

Under Section 145 of the Delaware General Corporation Law, in order to be eligible for indemnification, an officer, director, employee or agent of a corporation must have acted in good faith in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation.	The Inverness bylaws provide that Inverness will, to the fullest extent authorized by the Delaware General Corporation Law, indemnify each of its directors and officers against expenses, judgments, penalties, fines and amounts reasonably paid in settlement that are incurred in connection with any proceeding arising by reason of the fact that such person is or was a director or officer of Inverness or who serves or served at the request of Inverness, if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of Inverness.

The Inverness bylaws provide that Inverness may, in the discretion of its board of directors, indemnify its non-officer employees and agents, against expenses, judgments, penalties, fines and amounts reasonably paid in settlement that are incurred in connection with any proceeding arising by reason of the fact that such person serves or has served as an employee or agent of Inverness, if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of Inverness.

	HemoSense	Inverness

Amendment of Certificate of Incorporation	The HemoSense certificate of incorporation provides that HemoSense reserves the right to amend or repeal any provision contained in its certificate of incorporation in the manner prescribed by statute. Generally, the affirmative vote of at least a majority of that outstanding shares of stock entitled to vote is required for amendment. HemoSense’s certificate of incorporation provides that amendments to certain articles of its certificate of incorporation regarding powers and election of HemoSense’s board of directors must be approved by 66 2/3% of the outstanding voting securities of the corporation.	The Inverness certificate of incorporation provides that Inverness reserves the right to amend or repeal any provision contained in the Inverness certificate of incorporation. Generally, the affirmative vote of holders of at least 75% of the outstanding shares of stock entitled to vote is required for amendment.
Amendment of Bylaws	The HemoSense bylaws may be amended or repealed by the affirmative vote of a majority of the board of directors. The bylaws may be amended or repealed by the stockholders at any annual meeting or special meeting called for such purpose. Generally, the affirmative vote of at least a majority of the outstanding shares of stock entitled to vote is required for amendment. HemoSense’s certificate of incorporation provides that amendments to certain articles of its bylaws regarding stockholder’s meetings and the composition of the board of directors must be approved by 66 2/3% of the outstanding voting securities of the corporation.	The Inverness bylaws may be amended or repealed by the affirmative vote of a majority of the board of directors. The bylaws may be amended or repealed by the stockholders at any annual meeting, or special meeting called for such purpose, by the affirmative vote of at least 75% of the outstanding shares entitled to vote on such amendment or repeal (unless the board of directors has recommended that stockholders approve such amendment or repeal, in which case only a majority vote is required).

HemoSense	Inverness

Action at a meeting	The HemoSense certificate of incorporation and bylaws do not specify the number of votes required to decide a matter brought before a meeting of the stockholders.

Section 216 of the Delaware General Corporation Law provides that in all matters other than the election of directors, the affirmative vote of the majority of the shares present in person or represented by proxy at the meeting and entitled to vote on the subject matter shall be the act of the stockholders.	The Inverness bylaws provide that any matter (other than the election of directors) brought before a meeting of the stockholders shall be decided by a majority of the votes properly cast for and against such matter.

PROPOSAL TWO — ADJOURNMENT OF THE SPECIAL MEETING

If at the special meeting of stockholders, the number of shares of HemoSense common stock present or represented and voting in favor of the approval of the merger and adoption of the merger agreement is insufficient to approve merger and adopt the merger agreement under Delaware law, HemoSense management intends to move to adjourn the special meeting in order to enable the HemoSense board of directors to solicit additional proxies in favor of the approval of the merger and adoption of the merger agreement. In that event, HemoSense will ask its stockholders to vote only upon the adjournment proposal, and not the merger proposal.

In this proposal, HemoSense is asking you to authorize HemoSense management to vote in favor of adjourning the special meeting, and any later adjournments, to a date or dates not later than          , 2007, in order to enable the HemoSense board of directors to solicit additional proxies in favor of the approval of the merger and adoption of the merger agreement. If the stockholders approve the adjournment proposal, HemoSense could adjourn the special meeting, and any adjourned session of the special meeting, to a date not later than          , 2007 and use the additional time to solicit additional proxies in favor of the approval of the merger and adoption of the merger agreement, including the solicitation of proxies from stockholders that have previously voted against the approval of the merger and adoption of the merger agreement. Among other things, approval of the adjournment proposal could mean that, even if HemoSense had received proxies representing a sufficient number of votes against the approval of the merger and adoption of the merger agreement to defeat the merger proposal, HemoSense could adjourn the special meeting without a vote on the merger proposal for up to 30 days and seek during that period to convince the holders of those shares to change their votes to votes in favor of the approval of the merger and adoption of the merger agreement.

The adjournment proposal requires the affirmative vote of the holders of a majority of the outstanding shares of HemoSense common stock present, either in person or by proxy, and entitled to vote at the special meeting. Abstentions from voting on the adjournment proposal will have the same effect as a vote against the adjournment proposal. Broker non-votes will have no effect on the outcome of the vote on the adjournment proposal. No proxy that is specifically marked “AGAINST” approval of the merger and adoption of the merger agreement will be voted in favor of the adjournment proposal, unless it is specifically marked “FOR” the adjournment proposal.

The board of directors believes that if the number of shares of HemoSense common stock present or represented by proxy at the special meeting and voting in favor of the approval of the merger and the adoption of the merger agreement is insufficient to approve the merger and adopt the merger agreement, it is in the best interests of the stockholders of HemoSense to enable the board of directors, for a limited period of time, to continue to seek to obtain a sufficient number of additional votes in favor of approval of the merger and adoption of the merger agreement to bring about its approval.

THE HEMOSENSE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE FOR THE PROPOSAL TO AUTHORIZE HEMOSENSE MANAGEMENT TO VOTE IN FAVOR OF ADJOURNING THE SPECIAL MEETING, AND ANY LATER ADJOURNMENTS, TO A DATE OR DATES NOT LATER THAN          , 2007.

FUTURE HEMOSENSE STOCKHOLDER PROPOSALS

HemoSense will hold a 2008 annual meeting of stockholders only if the merger is not completed. Any proposal of a stockholder of HemoSense that is intended to be presented by such stockholder at HemoSense’s 2008 annual meeting of stockholders (if it is held) must be received by HemoSense no later than October 10, 2007 in order for such proposal to be considered for inclusion in HemoSense’s proxy statement and form of proxy relating to such meeting. If HemoSense’s 2008 annual meeting of stockholders is held more than 30 days before or after March 14, 2008, then any such stockholder proposal must be received within a reasonable time before HemoSense begins to print and mail the proxy materials.

LEGAL MATTERS

The validity of the securities Inverness is offering under this proxy statement/prospectus will be passed upon by Jay McNamara, Esq., Senior Counsel, Corporate & Finance of Inverness. Mr. McNamara owns an aggregate of approximately 2,663 shares of our common stock, as well as options to purchase an additional 17,579 shares of Inverness common stock.

Certain United States federal income tax consequences of the merger will be passed upon by Foley Hoag LLP and Wilson Sonsini Goodrich & Rosati, Professional Corporation.

EXPERTS

The consolidated financial statements of Inverness Medical Innovations, Inc. as of December 31, 2005 and 2006, and for each of the three years in the period ended December 31, 2006, and Inverness management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2006, incorporated by reference in the proxy statement/prospectus constituting a part of this registration statement on Form S-4 have been audited by BDO Seidman, LLP, Inverness’ independent registered public accounting firm, to the extent and for the periods set forth in its report incorporated herein by reference, and are incorporated herein in reliance upon such report given upon the authority of said firm as experts in auditing and accounting.

The financial statements of HemoSense, Inc. incorporated in this proxy statement/prospectus by reference to the Annual Report on Form 10-K of HemoSense, Inc. for the year ended September 30, 2006 have been so incorporated in reliance upon the report of PricewaterhouseCoopers LLP, HemoSense’s independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The financial statements of Cholestech Corporation and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this proxy statement/prospectus by reference to the current report on Form 8-K of Inverness Medical Innovations, Inc., dated as of July 20, 2007 have been so incorporated in reliance upon the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The consolidated financial statements of Biosite Incorporated as of December 31, 2005 and 2006, and for each of the three years in the period ended December 31, 2006, incorporated by reference in the Current Report on Form 8-K filed with the SEC on July 2, 2007, as amended on July 20, 2007, that is referenced in the proxy statement/prospectus constituting a part of this registration statement, have been audited by Ernst & Young LLP, Biosite Incorporated’s independent registered public accounting firm, as set forth in its report incorporated herein by reference, and reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The combined balance sheets of Instant Technologies, Inc. and affiliates as of December 31, 2005 and 2006 and combined statements of income, general and administrative expenses, retained earnings, cash flows and supplementary information for the years ended December 31, 2005 and 2006, incorporated by reference in the proxy statement/prospectus constituting a part of this registration statement on Form S-4 have been audited by Colby & Company, PLC, Instant Technologies’ independent registered public accounting firm, to the extent and for the periods set forth in its report incorporated herein by reference, and are incorporated herein in reliance upon such report given upon the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

Inverness and HemoSense file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy these reports, statements or other information filed by either Inverness or HemoSense at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. The SEC filings of Inverness and HemoSense are also available to the public from commercial document retrieval services and at the website maintained by the SEC at www.sec.gov.

Inverness has filed a registration statement on Form S-4 to register with the SEC the Inverness common stock to be issued to HemoSense stockholders in the merger. This proxy statement/prospectus is a part of that registration statement and constitutes both a prospectus of Inverness and a proxy statement of HemoSense for its special meeting. The registration statement, including the attached annexes, exhibits and schedules, contains additional relevant information about Inverness, Inverness common stock and HemoSense. As allowed by SEC rules, this proxy statement/prospectus does not contain all the information you can find in the registration statement or the exhibits to the registration statement.

The SEC allows Inverness and HemoSense to “incorporate by reference” information into this proxy statement/prospectus. This means that Inverness and HemoSense can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be a part of this proxy statement/prospectus, except for any information that is superseded by information that is included directly in this proxy statement/prospectus or incorporated by reference subsequent to the date of this proxy statement/prospectus. Neither Inverness nor HemoSense incorporates the contents of its website into this proxy statement/prospectus.

This proxy statement/prospectus incorporates by reference the documents listed below that Inverness and HemoSense have previously filed with the SEC. They contain important information about Inverness and HemoSense and their financial condition. The following documents, which were filed by Inverness with the SEC, are incorporated by reference into this proxy statement/prospectus:

•	Inverness’ annual report on Form 10-K for the fiscal year ended December 31, 2006, filed with the SEC on March 1, 2007, as amended on Form 10-K/A on March 26, 2007 (including the information incorporated by reference therein from Inverness’ definitive proxy statement filed with the SEC on April 9, 2007);

•	Inverness’ quarterly report on Form 10-Q for the quarterly period ended March 31, 2007, filed with the SEC on May 10, 2007;

•	Inverness’ quarterly report on Form 10-Q for the quarterly period ended June 30, 2007, filed with the SEC on August 9, 2007;

•	Inverness’ current report on Form 8-K dated January 25, 2007, filed with the SEC on January 26, 2007;

•	Inverness’ current report on Form 8-K dated March 12, 2007, filed with the SEC on March 16, 2007, as amended on April 23, 2007;

•	Inverness’ current report on Form 8-K dated April 5, 2007, filed with the SEC on April 5, 2007;

•	Inverness’ current report on Form 8-K dated April 25, 2007, filed with the SEC on April 30, 2007;

•	Inverness’ current report on Form 8-K dated May 9, 2007, filed with the SEC on May 10, 2007;

•	Inverness’ current report on Form 8-K dated May 11, 2007, filed with the SEC on May 11, 2007;

•	Inverness’ current report on Form 8-K dated May 14, 2007, filed with the SEC on May 15, 2007;

•	Inverness’ current report on Form 8-K dated May 9, 2007, filed with the SEC on May 15, 2007;

•	Inverness’ current report on Form 8-K dated May 17, 2007, filed with the SEC on May 18, 2007;

•	Inverness’ current report on Form 8-K dated May 17, 2007, filed with the SEC on May 23, 2007;

•	Inverness’ current report on Form 8-K dated May 29, 2007, filed with the SEC on May 29, 2007;

•	Inverness’ current report on Form 8-K dated June 4, 2007, filed with the SEC on June 4, 2007;

•	Inverness’ current report on Form 8-K dated June 12, 2007, filed with the SEC on June 12, 2007;

•	Inverness’ second current report on Form 8-K dated June 12, 2007, filed with the SEC on June 12, 2007;

•	Inverness’ current report on Form 8-K dated June 26, 2007, filed with the SEC on July 2, 2007, as amended on July 20, 2007;

•	Inverness’ current report on Form 8-K dated July 2, 2007, filed with the SEC on July 3, 2007;

•	Inverness’ current report on Form 8-K dated July 20, 2007, filed with the SEC on July 20, 2007;

•	Inverness’ current report on Form 8-K dated July 25, 2007, filed with the SEC on July 26, 2007;

•	Inverness’ current report on Form 8-K dated August 7, 2007, filed with the SEC on August 7, 2007;

•	Inverness’ current report on Form 8-K dated August 8, 2007, filed with the SEC on August 8, 2007;

•	Inverness’ current report on Form 8-K dated August 27, 2007, filed with the SEC on August 28, 2007; and

•	Inverness’ current report on Form 8-K dated September 5, 2007, filed with the SEC on September 5, 2007.

The following documents, which were filed by HemoSense with the SEC, are incorporated by reference into this proxy statement/prospectus:

•	HemoSense’s annual report on Form 10-K for the fiscal year ended September 30, 2006, filed with the SEC on December 26, 2007 (including the information incorporated by reference therein from HemoSense’s definitive proxy statement filed with the SEC on January 29, 2007);

•	HemoSense’s quarterly report on Form 10-Q for the quarterly period ended December 31, 2006, filed with the SEC on February 13, 2007;

•	HemoSense’s quarterly report on Form 10-Q for the quarterly period ended March 31, 2007, filed with the SEC on May 11, 2007;

•	HemoSense’s quarterly report on Form 10-Q for the quarterly period ended June 30, 2007, filed with the SEC on August 13, 2007;

•	HemoSense’s current report on Form 8-K dated September 28, 2006, filed with the SEC on October 4, 2006;

•	HemoSense’s current report on Form 8-K dated November 2, 2006, filed with the SEC on November 2, 2006;

•	HemoSense’s current report on Form 8-K dated December 6, 2006, filed with the SEC on December 8, 2006;

•	HemoSense’s current report on Form 8-K dated December 12, 2006, filed with the SEC on December 14, 2006;

•	HemoSense’s current report on Form 8-K dated December 13, 2006, filed with the SEC on December 19, 2006;

•	HemoSense’s current report on Form 8-K dated January 30, 2007, filed with the SEC on February 1, 2007;

•	HemoSense’s current report on Form 8-K dated February 20, 2007, filed with the SEC on February 21, 2007; and

•	HemoSense’s current report on Form 8-K dated August 6, 2007, filed with the SEC on August 7, 2007.

In addition, Inverness and HemoSense incorporate by reference additional documents that either may file with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 between the date of this proxy statement/prospectus and the date of the special meeting. These documents include periodic reports, such as annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K, excluding any information furnished pursuant to Item 7.01 or Item 8.01 of any current report on Form 8-K solely for purposes of satisfying the requirements of Regulation FD under the Exchange Act, as well as proxy statements.

Inverness and HemoSense also incorporate by reference the merger agreement attached to this proxy statement/prospectus as Annex A and the voting agreements attached to this proxy statement/prospectus as Annex B and Annex C.

Inverness has supplied all information contained in or incorporated by reference into this proxy statement/prospectus relating to Inverness, and HemoSense has supplied all information contained in or incorporated by reference into this proxy statement/prospectus relating to HemoSense.

You can obtain any of the documents incorporated by reference into this proxy statement/prospectus through Inverness or HemoSense, as the case may be, or from the SEC through the SEC’s website at www.sec.gov. Documents incorporated by reference are available from Inverness and HemoSense without charge, excluding any exhibits to those documents, unless the exhibit is specifically incorporated by reference as an exhibit in this proxy statement/prospectus. Inverness stockholders and HemoSense stockholders may request a copy of such documents by contacting the applicable department at:

Inverness Medical Innovations, Inc.	HemoSense, Inc.
51 Sawyer Road, Suite 200	651 River Oaks Parkway
Waltham, Massachusetts 02453	San Jose CA 95134
Attention: Doug Guarino	Attention: Gordon Sangster

IN ORDER FOR YOU TO RECEIVE TIMELY DELIVERY OF THE DOCUMENTS IN ADVANCE OF THE HEMOSENSE SPECIAL MEETING, INVERNESS OR HEMOSENSE SHOULD RECEIVE YOUR REQUEST NO LATER THAN          , 2007.

We have not authorized anyone to give any information or make any representation about the merger or our companies that is different from, or in addition to, that contained in this proxy statement/prospectus or in any of the materials that we have incorporated by reference into this proxy statement/prospectus. Therefore, if anyone does give you information of this sort, you should not rely on it. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this proxy statement/prospectus or the solicitation of proxies is unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this proxy statement/prospectus does not extend to you. The information contained in this proxy statement/prospectus is accurate only as of the date of this document unless the information specifically indicates that another date applies, and neither the mailing of this proxy statement/prospectus to stockholders nor the issuance of Inverness common stock in the merger should create any implication to the contrary.

Annex A

Execution Version

Agreement and Plan of Reorganization
by and among
Inverness Medical Innovations, Inc.,
Spartan Merger Sub, Inc.
and
Hemosense, Inc.

Article 1 The Merger		A-4
1.1	The Merger	A-4
1.2	Effective Time; Closing	A-4
1.3	Effect of the Merger	A-4
1.4	Certificate of Incorporation; Bylaws	A-4
1.5	Directors and Officers	A-5
1.6	Effect on Capital Stock	A-5
1.7	Exchange of Certificates	A-6
1.8	No Further Ownership Rights in Company Common Stock	A-7
1.9	Restricted Stock	A-7
1.10	Tax Consequences	A-8
1.11	Taking of Necessary Action; Further Action	A-8
Article 2 Representations and Warranties of the Company		A-8
2.1	Organization; Subsidiaries	A-8
2.2	Company Capitalization	A-9
2.3	Obligations With Respect to Capital Stock	A-9
2.4	Authority; Non-Contravention	A-10
2.5	SEC Filings; Company Financial Statements	A-11
2.6	Absence of Certain Changes or Events	A-12
2.7	Taxes	A-13
2.8	Title to Properties	A-14
2.9	Intellectual Property	A-15
2.10	Compliance with Laws	A-16
2.11	Regulatory Matters	A-17
2.12	Warranty Matters; Product Liability	A-18
2.13	Litigation	A-18
2.14	Employee Benefit Plans	A-19
2.15	Environmental Matters	A-22
2.16	Certain Agreements	A-22
2.17	Brokers’ and Finders’ Fees	A-24
2.18	Insurance	A-24
2.19	Disclosure	A-24
2.20	Board Approval	A-24
2.21	Fairness Opinion	A-25
2.22	Accounting System	A-25
2.23	Takeover Statute	A-25
2.24	Affiliates	A-25
Article 3 Representations and Warranties of Parent and Merger Sub		A-25
3.1	Organization of Parent and Merger Sub	A-25
3.2	Parent and Merger Sub Capitalization	A-25
3.3	Authority; Non-Contravention	A-26
3.4	SEC Filings; Parent Financial Statements	A-27
3.5	Absence of Certain Changes or Events	A-28
3.6	Intellectual Property	A-28
3.7	Compliance with Laws	A-29
3.8	Litigation	A-30
3.9	Disclosure	A-30

3.10	Brokers’ and Finders’ Fees	A-30
3.11	Accounting System	A-30
Article 4 Conduct Prior to the Effective Time		A-31
4.1	Conduct of Business by the Company	A-31
Article 5 Additional Agreements		A-33
5.1	Proxy Statement/Prospectus; Registration Statement; Antitrust and Other Filings	A-33
5.2	Meeting of Shareholders	A-33
5.3	Confidentiality; Access to Information	A-35
5.4	No Solicitation	A-35
5.5	Public Disclosure	A-37
5.6	Reasonable Best Efforts; Notification	A-37
5.7	Third Party Consents	A-37
5.8	Stock Options and Warrants	A-38
5.9	Form S-8	A-38
5.10	Indemnification and Insurance	A-38
5.11	Stock Exchange Listing	A-39
5.12	Takeover Statutes	A-39
5.13	Certain Employee Benefits	A-39
5.14	Company Affiliates; Restrictive Legend	A-40
5.15	Qualification as a Reorganization	A-40
5.16	Section 16 Matters	A-40
5.17	Merger Sub Compliance	A-40
5.18	Resignations	A-40
Article 6 Conditions to the Merger		A-41
6.1	Conditions to Obligations of Each Party to Effect the Merger	A-41
6.2	Additional Conditions to Obligations of the Company	A-41
6.3	Additional Conditions to the Obligations of Parent and Merger Sub	A-42
Article 7 Termination, Amendment and Waiver		A-43
7.1	Termination	A-43
7.2	Notice of Termination; Effect of Termination	A-44
7.3	Fees and Expenses	A-44
7.4	Amendment	A-45
7.5	Extension; Waiver	A-45
Article 8 General Provisions		A-46
8.1	Non-Survival of Representations and Warranties	A-46
8.2	Notices	A-46
8.3	Interpretation; Certain Defined Terms	A-46
8.4	Counterparts	A-47
8.5	Entire Agreement; Third-Party Beneficiaries	A-47
8.6	Severability	A-48
8.7	Other Remedies; Specific Performance; Fees	A-48
8.8	Governing Law; Submission to Jurisdiction	A-48
8.9	Rules of Construction	A-48
8.10	Assignment	A-49
8.11	Waiver of Jury Trial	A-49

Agreement and Plan of Reorganization

This Agreement and Plan of Reorganization (this “Agreement”) is made and entered into as of August 6, 2007, among Inverness Medical Innovations, Inc., a Delaware corporation (“Parent”), Spartan Merger Sub, Inc., a Delaware corporation and a wholly owned first-tier subsidiary of Parent (“Merger Sub”), and Hemosense, Inc., a Delaware corporation (the “Company”).

Recitals

A. The respective Boards of Directors of Parent, Merger Sub and the Company have approved the merger of Merger Sub with and into the Company (the “Merger”) upon the terms and subject to the conditions of this Agreement and in accordance with the Delaware General Corporation Law (the “DGCL”) and have approved and declared the advisability of this Agreement.

B. For United States federal income tax purposes, the Merger is intended to qualify as a reorganization described in section 368 of the Internal Revenue Code of 1986, as amended (the “Code”).

C. Concurrently with the execution of this Agreement, and as a condition and inducement to Parent’s willingness to enter into this Agreement, the directors, executive officers and certain shareholders of the Company are entering into Voting Agreements with Parent in the form of Exhibit A and, for entities affiliated with MPM Capital, in the form of Exhibit B (collectively, the “Voting Agreements”).

In consideration of the foregoing and the representations, warranties, covenants and agreements set forth in this Agreement, the parties agree as follows:

Article 1

The Merger

1.1 The Merger.  Upon the terms and subject to the conditions of this Agreement and the applicable provisions of the DGCL, at the Effective Time, Merger Sub shall be merged with and into the Company, the separate corporate existence of Merger Sub shall cease, and the Company shall continue as the surviving corporation of the Merger (the “Surviving Corporation”).

1.2 Effective Time; Closing.  Subject to the provisions of this Agreement, the parties hereto shall cause the Merger to be consummated by filing a certificate of merger consistent with this Agreement, in a form reasonably satisfactory to the parties (the “Certificate of Merger”), with the Secretary of State of the State of Delaware in accordance with the relevant provisions of the DGCL (the time of such filing (or such later time as may be agreed in writing by the Company and Parent and specified in the Certificate of Merger) being the “Effective Time”) as soon as practicable on or after the Closing Date (as defined below). The closing of the Merger (the “Closing”) shall take place at the offices of Foley Hoag llp, Seaport World Trade Center West, 155 Seaport Boulevard, Boston, Massachusetts, at a time and date to be specified by the parties, which shall be no later than the second business day after the satisfaction or waiver of the conditions set forth in Article 6 (other than those that by their nature must be satisfied at the Closing), or at such other time, date and location as the parties hereto agree in writing (the “Closing Date”).

1.3 Effect of the Merger.  At the Effective Time, the effect of the Merger shall be as provided in this Agreement and the applicable provisions of the DGCL. Without limiting the generality of the foregoing, at the Effective Time, all the property, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation.

1.4 Certificate of Incorporation; Bylaws.

(a) The Certificate of Merger shall provide that, at the Effective Time, the Certificate of Incorporation of the Surviving Corporation shall be in the form of the Certificate of Incorporation of Merger Sub as in effect immediately prior to the Effective Time; provided, however, that as of the Effective Time, Article I of the

Certificate of Incorporation of the Surviving Corporation shall read: “The name of the corporation is Hemosense, Inc.”

(b) At the Effective Time, the Bylaws of Merger Sub, as in effect immediately prior to the Effective Time, shall be the Bylaws of the Surviving Corporation until thereafter amended.

1.5 Directors and Officers.  The initial directors of the Surviving Corporation shall be the directors of Merger Sub immediately prior to the Effective Time, until their respective successors are duly elected or appointed and qualified. The initial officers of the Surviving Corporation shall be the officers of Merger Sub immediately prior to the Effective Time, until their respective successors are duly appointed.

1.6 Effect on Capital Stock.  Subject to the terms and conditions of this Agreement, at the Effective Time, by virtue of the Merger and without any action on the part of Merger Sub, the Company or the holders of any of the following securities:

(a) Conversion of Company Common Stock.

(i) Each share of common stock, $0.001 par value, of the Company (“Company Common Stock”) issued and outstanding immediately prior to the Effective Time, other than any shares of Company Common Stock to be canceled pursuant to Section 1.6(b), will be canceled and extinguished and automatically converted into the right to receive the number of shares of common stock, par value $0.001 per share, of Parent (“Parent Common Stock”) equal to the “Exchange Ratio” (as defined in Section 1.6(a)(ii) below) (the “Merger Consideration”), upon surrender of the certificate representing such share of Company Common Stock in the manner provided in Section 1.7. No fraction of a share of Parent Common Stock will be issued by virtue of the Merger, but in lieu thereof, a cash payment shall be made pursuant to Section 1.7(e).

(ii) For purposes of this Agreement, the “Exchange Ratio” shall be equal to 0.274192 subject to adjustment as set forth in Section 1.6(e).

(b) Cancellation of Company-Owned and Parent-Owned Stock.  Each share of Company Common Stock held by the Company or owned by Merger Sub, Parent or any direct or indirect wholly owned subsidiary of the Company or of Parent immediately prior to the Effective Time shall be canceled and extinguished without any conversion thereof.

(c) Stock Options and Warrants.  At the Effective Time, all options to purchase Company Common Stock then outstanding, whether under the Company’s 1997 Stock Plan, as amended, or 2005 Equity Incentive Plan (collectively, the “Company Option Plans”) or pursuant to another Company compensatory plan or otherwise (each such option, whether issued pursuant to the Company Option Plans or otherwise, a “Company Option”), and each warrant then outstanding to acquire Company Common Stock (the “Company Warrants”) shall be assumed by Parent in accordance with Section 5.8. At the Effective Time, Parent shall assume each of the Company Option Plans, subject to adjustment as provided therein such that options granted under each such plan after the Effective Time, if any, shall be exercisable for the purchase of Parent Common Stock.

(d) Capital Stock of Merger Sub.  Each share of common stock, $0.001 par value, of Merger Sub (“Merger Sub Common Stock”), issued and outstanding immediately prior to the Effective Time shall be converted into one validly issued, fully paid and nonassessable share of common stock, $0.001 par value, of the Surviving Corporation. Following the Effective Time, each certificate evidencing ownership of shares of Merger Sub Common Stock shall evidence ownership of shares of capital stock of the Surviving Corporation.

(e) Adjustments to Exchange Ratio.  The Exchange Ratio shall be adjusted to reflect appropriately the effect of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into Parent Common Stock or Company Common Stock), reorganization, recapitalization, reclassification or other like change with respect to Parent Common Stock or Company Common Stock occurring on or after the date hereof and prior to the Effective Time.

1.7 Exchange of Certificates.

(a) Exchange Agent.  Parent shall select an institution reasonably acceptable to the Company to act as the exchange agent (the “Exchange Agent”) in the Merger.

(b) Exchange Fund.  Promptly after the Effective Time, Parent shall make available to the Exchange Agent, for exchange in accordance with this Article 1, the Merger Consideration issuable pursuant to Section 1.6 in exchange for outstanding shares of Company Common Stock and any payment in lieu of fractional shares that such holders have the right to receive pursuant to Section 1.7(e) (the “Exchange Fund”).

(c) Exchange Procedures.  Promptly after the Effective Time, Parent shall instruct the Exchange Agent to mail to each holder of record of a certificate or certificates (“Certificates”) that immediately prior to the Effective Time represented outstanding shares of Company Common Stock which were converted into shares of Parent Common Stock pursuant to Section 1.6, (i) a letter of transmittal in customary form (that shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates to the Exchange Agent and which letter shall be reasonably acceptable to the Company), and (ii) instructions for use in effecting the surrender of the Certificates in exchange for certificates representing shares of Parent Common Stock. Upon surrender of Certificates for cancellation to the Exchange Agent together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, the holders of such Certificates shall be entitled to receive in exchange therefor certificates representing the number of whole shares of Parent Common Stock into which their shares of Company Common Stock were converted at the Effective Time (and any payment in lieu of fractional shares that such holders have the right to receive pursuant to Section 1.7(e) and any dividends or distributions payable pursuant to Section 1.7(d)), and the Certificates so surrendered shall forthwith be canceled. Until so surrendered, outstanding Certificates will be deemed from and after the Effective Time, for all corporate purposes, to evidence only the ownership of the number of whole shares of Parent Common Stock into which such shares of Company Common Stock shall have been so converted (and the right to receive an amount in cash in lieu of the issuance of any fractional shares in accordance with Section 1.7(e) and any dividends or distributions payable pursuant to Section 1.7(d)). No interest will be paid or accrued on any cash in lieu of fractional shares of Parent Common Stock or on any unpaid dividends or distributions payable to holders of Certificates. In the event of a transfer of ownership of shares of Company Common Stock that is not registered in the transfer records of the Company, a certificate representing the proper number of shares of Parent Common Stock may be issued to a transferee if the Certificate representing such shares of Company Common Stock is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer and by evidence that any applicable stock transfer taxes have been paid.

(d) Distributions With Respect to Unexchanged Shares.  No dividends or other distributions declared or made after the date of this Agreement with respect to Parent Common Stock with a record date after the Effective Time will be paid to the holders of any unsurrendered Certificates with respect to the shares of Parent Common Stock represented thereby until the holders of record of such Certificates shall surrender such Certificates. Subject to applicable law, following surrender of any such Certificates, the Exchange Agent shall deliver to the holders of certificates representing whole shares of Parent Common Stock issued in exchange therefor, without interest, (i) promptly, the amount of any cash payable with respect to a fractional share of Parent Common Stock to which such holder is entitled pursuant to Section 1.7(e) and the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole shares of Parent Common Stock, and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to surrender and a payment date occurring after surrender, payable with respect to such whole shares of Parent Common Stock.

(e) Fractional Shares.  No fraction of a share of Parent Common Stock will be issued by virtue of the Merger, but in lieu thereof each holder of shares of Company Common Stock who would otherwise be entitled to a fraction of a share of Parent Common Stock (after aggregating all fractional shares of Parent Common Stock to be received by such holder) shall receive from Parent an amount of cash (rounded to the nearest whole cent) equal to the product of (i) such fraction, multiplied by (ii) the average closing price of a share of

Parent Common Stock for the ten most recent days that Parent Common Stock has traded ending on the trading day immediately prior to the Effective Time, as reported on the American Stock Exchange.

(f) Required Withholding.  Each of the Exchange Agent, Parent and the Surviving Corporation shall be entitled to deduct and withhold from any consideration payable or otherwise deliverable pursuant to this Agreement to any holder or former holder of Company Common Stock such amounts as may be required to be deducted or withheld therefrom under the Code or under any provision of state, local or foreign tax law or under any other applicable Legal Requirement (as defined in Section 2.2(d)). To the extent such amounts are so deducted or withheld, such amounts shall be treated for all purposes under this Agreement as having been paid to the person to whom such amounts would otherwise have been paid.

(g) Lost, Stolen or Destroyed Certificates.  In the event that any Certificates shall have been lost, stolen or destroyed, the Exchange Agent shall issue in exchange for such lost, stolen or destroyed Certificates, upon the making of an affidavit of that fact by the holder thereof, certificates representing the Merger Consideration into which the shares of Company Common Stock represented by such Certificates were converted pursuant to Section 1.6 (and cash for fractional shares, if any, as may be required pursuant to Section 1.7(e) and any dividends or distributions payable pursuant to Section 1.7(d)); provided, however, that Parent may, in its discretion and as a condition precedent to the issuance of such Merger Consideration, cash and other distributions, require the owner of such lost, stolen or destroyed Certificates to deliver a bond in such sum as it may reasonably direct as indemnity against any claim that may be made against Parent, the Surviving Corporation or the Exchange Agent with respect to the Certificates alleged to have been lost, stolen or destroyed.

(h) No Liability.  Notwithstanding anything to the contrary in this Section 1.7, neither the Exchange Agent, Parent, the Surviving Corporation nor any party hereto shall be liable to any holder of shares of Parent Common Stock or Company Common Stock for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat or similar law.

(i) Termination of Exchange Fund.  Any portion of the Exchange Fund that remains undistributed to the holders of Company Common Stock for 12 months after the Effective Time shall be delivered to Parent, upon demand, and any holders of Company Common Stock who have not theretofore complied with the provisions of this Section 1.7 shall thereafter look only to Parent for the shares of Parent Common Stock, any cash in lieu of fractional shares of Parent Common Stock to which they are entitled pursuant to Section 1.7(e) and any dividends or other distributions with respect to Parent Common Stock to which they are entitled pursuant to Section 1.7(d), in each case, without any interest thereon.

1.8 No Further Ownership Rights in Company Common Stock.  All shares of Parent Common Stock issued in accordance with the terms hereof (and any payments in respect thereof pursuant to Sections 1.7(d) and 1.7(e)) shall be deemed to have been issued in full satisfaction of all rights pertaining to such shares of Company Common Stock, and there shall be no further registration of transfers on the records of the Surviving Corporation of shares of Company Common Stock that were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates are presented to Parent or the Surviving Corporation for any reason, they shall be canceled and exchanged as provided in this Article 1.

1.9 Restricted Stock.  If any shares of Company Common Stock that are outstanding immediately prior to the Effective Time are unvested or are subject to a repurchase option, risk of forfeiture or other condition providing that such shares (“Company Restricted Stock”) may be forfeited or repurchased by the Company upon any termination of the holder’s employment, directorship or other relationship with the Company (and/or any affiliate of the Company) under the terms of any restricted stock purchase agreement or other agreement with the Company (and/or any affiliate of the Company) that does not by its terms provide that such repurchase option, risk of forfeiture or other condition fully lapses upon consummation of the Merger, then the shares of Parent Common Stock issued upon the conversion of such Company Restricted Stock in the Merger will, unless otherwise accelerated by their terms as a result of the Merger, continue to be unvested and subject to the same repurchase options, risks of forfeiture or other conditions following the Effective Time, and the certificates representing such shares of Parent Common Stock may accordingly be marked with appropriate legends noting such repurchase options, risks of forfeiture or other conditions. The Company shall use its commercially reasonable efforts to ensure that, from and after the Effective Time, Parent is entitled to exercise any repurchase option or other right set forth in any restricted stock purchase agreement or other agreement referred to in this Section 1.9. A listing of the holders of Company Restricted Stock, together with the number of shares and the vesting schedule of Company Restricted Stock held by each, is set forth in Part 1.9 of the Company Disclosure Schedule.

1.10 Tax Consequences.   It is intended by the parties hereto that the Merger shall constitute a reorganization described in section 368 of the Code. The parties hereto adopt this Agreement as a “plan of reorganization” within the meaning of sections 1.368-2(g) and 1.368-3(a) of the United States Income Tax Regulations (the “Treasury Regulations”).

1.11 Taking of Necessary Action; Further Action.   If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Corporation with full right, title and possession to all assets, property, rights, privileges, powers and franchises of the Company and Merger Sub, the officers and directors of the Surviving Corporation shall be authorized to take all such lawful and necessary action.

Article 2

Representations and Warranties of the Company

The Company represents and warrants to Parent and Merger Sub as set forth in this Article 2, subject to any exceptions stated in the disclosure schedule delivered by the Company to Parent dated as of the date hereof (the “Company Disclosure Schedule”). The Company Disclosure Schedule shall be arranged in sections and paragraphs corresponding to the numbered and lettered sections and paragraphs contained in this Article 2 and the disclosure in any section or paragraph shall qualify such sections and paragraphs, as well as other sections and paragraphs in this Article 2 only to the extent that it is reasonably apparent from a reading of such disclosure that it also qualifies or applies to such other sections and paragraphs.

2.1 Organization; Subsidiaries.

(a) The Company and each of its subsidiaries (which subsidiaries are identified on Part 2.1 of the Company Disclosure Schedule) (i) is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is organized; (ii) has the corporate or other power and authority to own, lease and operate its assets and property and to carry on its business as now being conducted; and (iii) except as would not reasonably be expected to have a Material Adverse Effect (as defined in Section 8.3(c)) on the Company, is duly qualified or licensed to do business in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its activities makes such qualification or licensing necessary.

(b) Neither the Company nor any of its subsidiaries owns any capital stock of, or any equity interest of any nature in, any corporation, partnership, joint venture arrangement or other business entity, other than the entities identified in Part 2.1 of the Company Disclosure Schedule. Neither the Company nor any of its subsidiaries has agreed or is obligated to make, or is bound by any written or oral agreement, contract, lease, instrument, note, option, warranty, purchase order, license, insurance policy, benefit plan or legally binding commitment or undertaking of any nature, as in effect as of the date hereof or as may hereinafter be in effect, under which it may become obligated to make any future investment in or capital contribution to any other entity. Neither the Company, nor any of its subsidiaries, has, at any time, been a general partner of any general partnership, limited partnership or other entity. Part 2.1 of the Company Disclosure Schedule indicates the jurisdiction of organization of each entity listed therein and the Company’s direct or indirect equity interest therein.

(c) The Company has delivered or made available to Parent a true and correct copy of the Certificate of Incorporation and Bylaws of the Company and similar governing instruments of each of its subsidiaries, each as amended to date (collectively, the “Company Charter Documents”), and each such instrument is in full force and effect. The Company has not taken any action in violation of any of the provisions of the Certificate of Incorporation and Bylaws of the Company. None of the Company’s subsidiaries have taken any action in violation of its respective governing instruments, except as would not reasonably be expected to have a Material Adverse Effect on the Company.

2.2 Company Capitalization.

(a) The authorized capital stock of the Company consists solely of 50,000,000 shares of Company Common Stock, of which there were 13,247,566 shares issued and outstanding as of the close of business on July 31, 2007 (including 50,000 shares of Company Restricted Stock), and 10,000,000 shares of preferred stock, $0.001 par value, of which no shares are issued or outstanding. All outstanding shares of Company Common Stock are duly authorized, validly issued, fully paid and nonassessable and are not subject to preemptive rights created by statute, the Certificate of Incorporation or Bylaws of the Company or any agreement or document to which the Company is a party or by which it is bound. As of the date of this Agreement, there are no shares of Company Common Stock held in treasury by the Company. From and after the Effective Time, the shares of Parent Common Stock issued in exchange for any shares of Company Restricted Stock will, without any further act of Parent, the Company or any other person, become subject to the restrictions, conditions and other provisions of such Company Restricted Stock, and Parent will automatically succeed to and become entitled to exercise the Company’s rights and remedies under such Company Restricted Stock.

(b) As of the close of business on July 31, 2007, (i) 1,489,583 shares of Company Common Stock are subject to issuance pursuant to outstanding Company Options for an aggregate exercise price of $5,951,945.10, and (ii) 1,223,767 shares of Company Common Stock are subject to issuance pursuant to outstanding Company Warrants for an aggregate exercise price of $8,350,620.77. Part 2.2(b) of the Company Disclosure Schedule sets forth the following information with respect to Company Options and Company Warrants outstanding as of the date of this Agreement: (i) the number of shares of Company Common Stock subject to Company Options or Company Warrants; (ii) the exercise prices of such Company Options or Company Warrants; (iii) the dates on which such Company Options or Company Warrants were granted or assumed; (iv) the Company Option Plan pursuant to which such Company Options were granted; and (v) whether, and to what extent, the exercisability of such Company Options or Company Warrants will be accelerated upon consummation of the transactions contemplated by this Agreement or any termination of employment thereafter.

(c) The Company has made available to Parent an accurate and complete copy of the Company Option Plans and each form of stock option agreement evidencing any Company Options and an accurate and complete copy of each Company Warrant. All shares of Company Common Stock subject to issuance as aforesaid, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued, fully paid and nonassessable. Except as set forth in Part 2.2(b) of the Company Disclosure Schedule, there are no commitments or agreements of any character to which the Company is bound obligating the Company to accelerate the vesting of any Company Option upon consummation of the Merger or any termination of employment thereafter.

(d) All outstanding shares of Company Common Stock, all outstanding Company Options, all outstanding Company Warrants and all outstanding shares of capital stock of each subsidiary of the Company have been issued and granted in compliance in all material respects with (i) all applicable securities laws and other applicable Legal Requirements and (ii) except as would not reasonably be expected to have a Material Adverse Effect on the Company, all requirements set forth in applicable agreements or instruments. For the purposes of this Agreement, “Legal Requirements” means any federal, state, local, municipal, foreign or other law, statute, constitution, principle of common law, resolution, ordinance, code, edict, decree, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any court, administrative agency or commission or other governmental authority or instrumentality, foreign or domestic (each, a “Governmental Entity”).

2.3 Obligations With Respect to Capital Stock.   Other than as set forth in Section 2.2, as of the date hereof there are no equity securities, partnership interests or similar ownership interests of any class of Company equity security, or any securities exchangeable or convertible into or exercisable for such equity securities, partnership interests or similar ownership interests, issued, reserved for issuance or outstanding.

Except for securities the Company owns free and clear of all claims and Encumbrances (as defined below), directly or indirectly through one or more subsidiaries, as of the date of this Agreement, there are no equity securities, partnership interests or similar ownership interests of any class of equity security of any subsidiary of the Company, or any security exchangeable or convertible into or exercisable for such equity securities, partnership interests or similar ownership interests, issued, reserved for issuance or outstanding. Except as set forth in Part 2.2 or Part 2.3 of the Company Disclosure Schedule, as of the date hereof there are no subscriptions, options, warrants, equity securities, convertible debt, partnership interests or similar ownership interests, calls, rights (including preemptive rights), commitments or agreements of any character to which the Company or any of its subsidiaries is a party or by which the Company or any of its subsidiaries is bound obligating the Company or any of its subsidiaries to issue, deliver or sell, or cause to be issued, delivered or sold, or repurchase, redeem or otherwise acquire, or cause the repurchase, redemption or acquisition of, any shares of capital stock, partnership interests or similar ownership interests of the Company or any of its subsidiaries or obligating the Company or any of its subsidiaries to grant, extend or enter into any such subscription, option, warrant, equity security, call, right, commitment or agreement. Except as contemplated by this Agreement, there are no registration rights, and there is no voting trust, proxy, rights agreement, “poison pill” anti-takeover plan or other agreement or understanding to which the Company is a party or by which it is bound with respect to any equity security of any class of the Company or with respect to any equity security, partnership interest or similar ownership interest of any class of any of its subsidiaries.

For purposes of this Agreement, (a) “Encumbrances” means any lien, pledge, hypothecation, charge, mortgage, security interest, encumbrance, claim, infringement, interference, option, right of first refusal, preemptive right, community property interest or restriction of any nature (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset (other than those imposed by U.S. federal or state and foreign securities laws), any restriction on the receipt of any income derived from any asset, any restriction on the use of any asset and any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset) and (b) “Permitted Encumbrances” means any or all of the following: (i) liens for Taxes (as defined in Section 2.7) and other similar governmental charges and assessments which are not yet delinquent or liens for Taxes being contested in good faith by any appropriate proceedings for which adequate reserves have been established; (ii) liens of landlords and liens of carriers, warehousemen, mechanics and materialmen and other like liens arising in the ordinary course of business for sums not yet due and payable; (iii) Encumbrances imposed on the underlying fee interest in leased property of the Company; (iv) zoning, entitlement, building and other land use regulations imposed by Governmental Entities that do not materially interfere with the use or operation of the property subject thereto; (v) Encumbrances reflected in the Company Financials; and (vi) Encumbrances which, individually or in the aggregate, are not material in character, amount or extent.

2.4 Authority; Non-Contravention.

(a) The Company has all requisite corporate power and authority to enter into this Agreement and, subject only to the approval of the Merger and the adoption of this Agreement by the required vote of the Company’s shareholders (the “Company Shareholder Approval”), to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of the Company, subject only to the Company Shareholder Approval and the filing of the Certificate of Merger pursuant to the DGCL. The affirmative vote of the holders of a majority of the outstanding shares of Company Common Stock is sufficient for the Company’s shareholders to approve the Merger and adopt this Agreement, and no other approval of any holder of any securities of the Company is required in connection with the consummation of the transactions contemplated hereby. This Agreement has been duly executed and delivered by the Company and, assuming the due authorization, execution and delivery by Parent and Merger Sub, constitutes the valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as enforceability may be limited by bankruptcy and other similar laws affecting the rights of creditors generally and general principles of equity.

(b) The execution and delivery of this Agreement by the Company does not, and the performance of this Agreement by the Company will not, (i) conflict with or violate the Company Charter Documents, (ii) subject to obtaining the Company Shareholder Approval and compliance with the requirements set forth in Section 2.4(c), conflict with or violate any material Legal Requirement applicable to the Company or any of its subsidiaries or by which the Company or any of its subsidiaries or any of their respective material properties is bound or affected, or (iii) result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or impair the Company’s (or a subsidiary’s) rights or alter the rights or obligations of any third party under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of an Encumbrance (other than a Permitted Encumbrance) on any of the properties or assets of the Company or any of its subsidiaries pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise, concession, or other instrument or obligation to which the Company or any of its subsidiaries is a party or by which the Company or any of its subsidiaries or any of their respective properties are bound or affected, except in the case of this clause (iii) as would not reasonably be expected to have a Material Adverse Effect on the Company.

(c) No consent, approval, order or authorization of, or registration, declaration or filing with any Governmental Entity or other person is required to be obtained or made by the Company in connection with the execution and delivery of this Agreement or the consummation of the Merger, except for (i) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, (ii) the filing of the Proxy Statement/Prospectus (as defined in Section 2.19) with the Securities and Exchange Commission (“SEC”) in accordance with the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and the effectiveness of the Registration Statement (as defined in Section 2.19), (iii) the filing of Notification and Report Forms with the United States Federal Trade Commission and the Antitrust Division of the United States Department of Justice as required by the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), together with the filing of any other comparable pre-merger notification forms required by the merger notification or control laws of any other applicable jurisdiction, as agreed by the parties hereto, (iv) such consents, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable federal, foreign and state securities (or related) laws, and (v) such other consents, authorizations, filings, approvals and registrations which if not obtained or made would not be material to the Company or Parent or have a material adverse effect on the ability of the parties hereto to consummate the Merger.

2.5 SEC Filings; Company Financial Statements.

(a) Since January 1, 2004, the Company has filed all forms, reports and documents required to be filed by the Company with the SEC and (if and to the extent such forms, reports and documents are not available on EDGAR) has made available to Parent such forms, reports and documents in the form filed with the SEC. All such required forms, reports and documents (including those that the Company may file subsequent to the date hereof) are referred to herein as the “Company SEC Reports.” As of their respective dates, the Company SEC Reports (i) were prepared in accordance with the requirements of the Securities Act of 1933, as amended (the “Securities Act”), or the Exchange Act, as the case may be, and the rules and regulations of the SEC thereunder applicable to such Company SEC Reports and (ii) did not at the time they were filed (or if subsequently amended or superseded by a filing prior to the date of this Agreement, then on the date of such subsequent filing) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. None of Company’s subsidiaries is required to file any forms, reports or other documents with the SEC.

(b) Each of the consolidated financial statements (including, in each case, any related notes thereto) contained in the Company SEC Reports (the “Company Financials”), including each Company SEC Report filed after the date hereof until the Closing, (i) complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto, (ii) was prepared in accordance with generally accepted accounting principles (“GAAP”) applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto or, in the case of unaudited interim financial statements, as may be permitted by the requirements of Form 10-Q or Form 8-K or any successor form under the Exchange Act) and (iii) fairly presented the consolidated financial position of the Company and its subsidiaries as at the respective dates thereof and the consolidated results of the Company’s operations, cash flows and shareholders’ equity for the periods indicated, except that the unaudited interim financial statements may not contain all the footnotes required by GAAP for audited statements, and were or are subject to normal and recurring year-end adjustments that the Company does not expect to be material, individually or in the aggregate. The balance sheet of the Company contained in the Company SEC Reports as of March 31, 2007 is hereinafter referred to as the “Company Balance Sheet.” Neither the Company nor any of its subsidiaries has any liabilities (absolute, accrued, contingent or otherwise) except for (i) liabilities reflected on the Company Balance Sheet, (ii) liabilities incurred since the date of the Company Balance Sheet in the ordinary course of business consistent with past practices, (iii) liabilities incurred in connection with this Agreement and (iv) liabilities that would not reasonably be expected to have a Material Adverse Effect on the Company.

(c) The Company has not been notified by its independent registered public accounting firm or by the staff of the SEC that such firm or the staff of the SEC, as the case may be, is of the view that any financial statement included in any registration statement filed by the Company under the Securities Act or any periodic or current report filed by the Company under the Exchange Act should be restated, or that the Company should modify its accounting in future periods in a manner that would be materially adverse to the Company.

(d) The Company is in compliance in all material respects with the provisions of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) that are applicable to the Company, and any related rules and regulations promulgated by the SEC. The Company’s disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) and internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) are effective in all material respects. Neither the Company nor, to the Company’s knowledge, its independent auditors have identified (i) any significant deficiency or material weakness in the Company’s internal control over financial reporting, (ii) any fraud, whether or not material, that involves the Company’s management or other employees who have a role in the preparation of financial statements or the Company’s internal control over financial reporting or (iii) any claim or allegation regarding any of the foregoing. Since March 31, 2007, there has not been any change in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

2.6 Absence of Certain Changes or Events.   Since the date of the Company Balance Sheet, there has not been: (i) any Material Adverse Effect with respect to the Company, (ii) any declaration, setting aside or payment of any dividend on, or other distribution (whether in cash, stock or property) in respect of, any of the Company’s or any of its subsidiaries’ capital stock, or any purchase, redemption or other acquisition by the Company of any of the Company’s capital stock or any other securities of the Company or its subsidiaries or any grant or issuance of any options, warrants, calls or rights to acquire any such shares or other securities except for repurchases from employees or service providers following their termination of service pursuant to the terms of their pre-existing stock option or purchase agreements, (iii) any split, combination or reclassification of any of the Company’s or any of its subsidiaries’ capital stock, (iv) other than in the ordinary course of business consistent with past practice, any granting by the Company or any of its subsidiaries of any increase in compensation or fringe benefits to any of their officers or employees, or any payment by the Company or any of its subsidiaries of any bonus to any of their officers or employees, or any granting by the Company or any of its subsidiaries of any increase in severance or termination pay or any entry by the Company or any of its subsidiaries into, or material modification or amendment of, any currently effective employment, severance, termination or indemnification agreement or any agreement the benefits of which are contingent or the terms of which are materially altered upon the occurrence of a transaction involving the Company of the nature contemplated hereby or any acceleration or release of any vesting condition to the right to exercise any option, warrant or other right to purchase or otherwise acquire any shares of the Company’s capital stock or any acceleration or release of any right to repurchase shares of the Company’s capital stock upon the termination of employment or services with the Company, (v) any material change or alteration in the policy of the Company relating to the granting of stock options or other equity compensation to its employees and consultants, (vi) any entry by the Company or any of its subsidiaries into, or material modification, amendment or cancellation of, any development services, licensing, distribution, sales, services or other similar agreement with respect to any material Company Intellectual Property Rights (as defined in Section 2.9) other than in the ordinary course of business consistent with past practices, (vii) any acquisition, sale or transfer of any material asset by the Company or any of its subsidiaries other than in the ordinary course of business consistent with past practices, (viii) any material change by the Company in its accounting methods, principles or practices, except as required by concurrent changes in GAAP, or (ix) any material revaluation by the Company of any of its material assets, including writing off notes or accounts receivable other than in the ordinary course of business consistent with past practices.

2.7 Taxes.

(a) The Company and each of its subsidiaries have timely filed all material Tax Returns required to be filed by or on behalf of the Company and each of its subsidiaries; such Tax Returns were accurate and complete in all material respects; and the Company and each of its subsidiaries have paid all material Taxes due and owing (whether or not shown on such Tax Returns).

(b) The Company and each of its subsidiaries have withheld and paid all material Taxes required to be withheld and paid in connection with any amounts paid or owing to any employee, independent contractor, creditor, shareholder or other third party.

(c) Neither the Company nor any of its subsidiaries is currently the beneficiary of any extension of time within which to file any material Tax Return.

(d) Neither the Company nor any of its subsidiaries has waived any statute of limitations in respect of material Taxes or agreed to any extension of time with respect to a material Tax assessment or deficiency.

(e) Neither the Company nor any of its subsidiaries has received from any taxing authority any (i) written notice indicating an intent to open an audit or other review with respect to material Taxes or (ii) written notice or deficiency or proposed adjustment for any material amount of Tax proposed, asserted, or assessed by any taxing authority against the Company or any of its subsidiaries.

(f) No tax audit or administrative or judicial Tax proceeding is pending or presently in progress with respect to a material Tax Return of the Company or any of its subsidiaries.

(g) The unpaid Taxes of the Company and its subsidiaries did not, as of the date of the Company Balance Sheet, exceed the reserve for Tax liability (rather than any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the face of the Company Balance Sheet (rather than in any notes thereto) and do not exceed that reserve as adjusted for the passage of time through the Closing Date in accordance with the past custom and practice of the Company and its subsidiaries in filing their Tax Returns.

(h) Neither the Company nor any of its subsidiaries is a party to any agreement, contract, arrangement or plan that would result, separately or in the aggregate, in the payment of any (i) “excess parachute payment” within the meaning of Code section 280G (or any corresponding provision of state, local of foreign Tax law) or (ii) any amount that will not be fully deductible as a result of Code section 162(m) or 404 (or any corresponding provision of state, local of foreign Tax law).

(i) Neither the Company nor any of its subsidiaries is party to or has any obligation under any tax-sharing, tax indemnity or tax allocation agreement or arrangement.

(j) Neither the Company nor any of its subsidiaries (A) has been a member of an Affiliated Group (as defined below) filing a consolidated federal income Tax Return (other than a group the common parent of which was the Company) or (B) has any liability for the Taxes of any person (other than the Company or any of its subsidiaries) under Treasury Regulation section 1.1502-6 (or any similar provision of state, local, or foreign law), as a transferee or successor, by contract or otherwise.

(k) Neither the Company nor any of its subsidiaries has been a United States real property holding corporation within the meaning of section 897(c)(2) of the Code during the applicable period specified in section 897(c)(1)(A)(ii) of the Code.

(l) Neither the Company nor any of its subsidiaries has distributed stock of a corporation, or has had its stock distributed, in a transaction purported or intended to be governed in whole or in part by section 355 or 361 of the Code.

(m) To the Company’s knowledge, there is no fact or circumstance, and the Company has no present plan or intention, that would be reasonably likely to prevent the Merger from qualifying as a “reorganization” pursuant to the provisions of section 368 of the Code.

(n) The Company has made available to Parent correct and complete copies of all foreign, federal and state income tax and all state sales and use Tax Returns filed for the Company and each of its subsidiaries and each of the Company’s and its subsidiaries’ predecessor entities, if any, filed since September 30, 2001.

“Tax” or “Taxes” means any federal, state, local or foreign income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental (including taxes under Code section 59A), customs duties, capital stock, franchise, profits, withholding, social security (or similar), unemployment, disability, real property, personal property, sales, use, transfer, registration, value added, alternative or add-on minimum, estimated, or other tax of any kind whatsoever, including any interest, penalty, or addition thereto, whether disputed or not and including any obligations to indemnify or otherwise assume or succeed to the Tax liability of any other person.

“Tax Return” means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

“Affiliated Group” means any affiliated group within the meaning of Code section 1504(a) or any similar group defined under a similar provision of state, local, or foreign law.

2.8 Title to Properties.

(a) Neither the Company nor any of its subsidiaries owns any interest in real property. Part 2.8 of the Company Disclosure Schedule list all real property leases to which the Company or any of its subsidiaries is a party and each amendment thereto that is in effect as of the date of this Agreement. All such current leases are in full force and effect, are valid and effective in accordance with their respective terms (except as such enforceability may be subject to laws of general application relating to bankruptcy, insolvency, and the relief of debtors and rules of law governing specific performance, injunctive relief, or other equitable remedies), and there is not, under any of such leases involving the occupancy of more than 10,000 square feet (collectively, the “Real Estate Agreements”), any existing default or event of default (or event which with notice or lapse of time, or both, would constitute a default) that would give rise to a claim against the Company or any of its subsidiaries in excess of $250,000.

(b) The Company has good and valid title to, or, in the case of leased properties and assets, valid leasehold interests in, all of its tangible properties and assets, real, personal and mixed, used or held for use in its business, free and clear of any Encumbrances, except for Permitted Encumbrances. Each of the Company’s subsidiaries has good and valid title to, or, in the case of leased properties and assets, valid leasehold interests in, all of its tangible properties and assets, real, personal and mixed, used or held for use in its business, free and clear of any Encumbrances, except for Permitted Encumbrances.

(c) The assets owned or leased by the Company and its subsidiaries include all of the material assets, rights and properties necessary for, and all of the assets, rights and properties used or held for use by the Company, its subsidiaries or any other person in, carrying out the Company’s business as currently conducted, including the design, development, marketing, production, upgrade, revision, maintenance, licensing or manufacture of any of the products of the Company or any of its subsidiaries under an FDA-compliant quality system. None of such assets and properties that are material to the Company and its subsidiaries taken as a whole is in the possession, custody or control of any person other than the Company and its subsidiaries.

2.9 Intellectual Property.   For purposes of this Agreement, the following terms shall have the definitions set forth below:

“Company Intellectual Property Rights” means all intellectual property rights used by the Company and its subsidiaries in the conduct of their business, including, without limitation: (i) all trademarks, service marks, trade names, Internet domain names, trade dress, and the goodwill associated therewith, and all registrations or applications for registration thereof (collectively, the “Company Marks”); (ii) all patents, patent applications and continuations (collectively, the “Company Patents”); (iii) all copyrights, database rights and moral rights in both published works and unpublished works, including all such rights in software, user and training manuals, marketing and promotional materials, internal reports, business plans and any other expressions, mask works, firmware and videos, whether registered or unregistered, and all registrations or applications for registration thereof (collectively, the “Company Copyrights”); and (iv) trade secret rights and rights to confidential information, including such rights in inventions (whether or not reduced to practice), know-how, customer lists, technical information, proprietary information, technologies, processes and formulae, software, data, plans, drawings and blue prints, whether tangible or intangible and whether stored, compiled, or memorialized physically, electronically, photographically, or otherwise (collectively, the “Company Secret Information”). For purposes of this Section 2.9, “software” means any and all: (w) computer programs and applications, including any and all software implementations of algorithms, models and methodologies, whether in source code or object code, (x) databases and compilations, including any and all data and collections of data, whether machine readable or otherwise, (y) descriptions, flow-charts, library functions, algorithms, architecture, structure, display screens and development tools, and other information, work product or tools used to design, plan, organize or develop any of the foregoing and (z) all documentation, including user manuals and training materials, relating to any of the foregoing.

(a) Part 2.9 of the Company Disclosure Schedule sets forth a complete and correct list of each of the following which is owned by the Company or its subsidiaries: (i) each registered Company Mark, (ii) each material unregistered Company Mark, (iii) each Company Patent and (iv) each registered Company Copyright. To the Company’s knowledge, the Company or one of its subsidiaries: (i) owns all right, title and interest in and to the Company Intellectual Property Rights, free and clear of all Encumbrances, other than Permitted Encumbrances, or (ii) is licensed to use, or otherwise possesses legally valid and enforceable rights to use, the Company Intellectual Property Rights that it does not so own. The Company and its subsidiaries have made all necessary filings, recordations and payments (i) to protect and maintain their interests in the Company Intellectual Property Rights owned by the Company or any of its subsidiaries and listed or required to be listed in Part 2.9 of the Company Disclosure Schedule and (ii) to comply in all material respects with contractual obligations that the Company or any of its subsidiaries has to third parties, if any, to protect and maintain Company Intellectual Property Rights that are licensed to the Company or any of its subsidiaries by such third parties.

(b) Immediately after the Effective Time, the Surviving Corporation and its subsidiaries will have the same rights with respect to the material Company Intellectual Property Rights as the Company and its subsidiaries immediately before the Effective Time and without the payment of any additional material amounts or consideration other than ongoing fees, royalties or payments which the Company would otherwise be required to pay. All of the rights of the Company and its subsidiaries with respect to the Company Intellectual Property Rights owned by the Company or any of its subsidiaries are freely assignable in their own respective names, including the right to create derivative works, and neither the Company nor any of its subsidiaries is under any obligation to obtain any approval or consent for use of any of such Company Intellectual Property Rights. As of the Effective Time, the Surviving Corporation and its subsidiaries will own or have a valid right to use the Company Intellectual Property Rights and will have the unrestricted right and authority to fully use and exploit the Company Intellectual Property Rights owned by the Company or any of its subsidiaries for commercial purposes.

(c) To the Company’s knowledge, neither the business of the Company or any of its subsidiaries nor any of the products, services or technology used, sold, offered for sale or licensed or publicly proposed for use, sale, offer for sale or license by the Company or any of its subsidiaries infringes any intellectual property rights of any person, other than such infringements as would not cause a material loss to the Company.

(d) To the Company’s knowledge, (i) all the Company Patents are valid and subsisting, (ii) none of the Company Patents is being infringed and (iii) within the past three years neither the validity nor the enforceability of any of the Company Patents has been challenged by any person.

(e) To the Company’s knowledge, (i) all the Company Marks are valid and subsisting, (ii) none of the Company Marks is being infringed or diluted and (iii) within the past three years none of the Company Marks has been opposed or challenged and no proceeding has been commenced or threatened that would seek to prevent the use by the Company or any of its subsidiaries of any Company Mark.

(f) To the Company’s knowledge, (i) all the Company Copyrights, whether or not registered, are valid and enforceable, (ii) none of the Company Copyrights is being infringed, or its validity challenged or threatened in any way and (iii) within the past three years no proceeding has been commenced or threatened that would seek to prevent the use by the Company or any of its subsidiaries of the Company Copyrights.

(g) The Company and its subsidiaries have taken reasonable measures to protect the secrecy and confidentiality of the Company Secret Information. To the Company’s knowledge, no Company Secret Information has been used, divulged or appropriated for the benefit of any person (other than the Company or any of its subsidiaries) or otherwise misappropriated in a manner which would reasonably be expected to have a Material Adverse Effect on the Company.

(h) No Company Intellectual Property Right is subject to any outstanding order, proceeding (other than pending proceedings pertaining to applications for patent or trademark or copyright registration) or stipulation that has been served upon or, to the Company’s knowledge, filed against, the Company that restricts in any manner the licensing thereof by the Company or any of its subsidiaries.

(i) To the Company’s knowledge, no employees engaged in the development of products or services or in performing sales and marketing functions on behalf of the Company or any of its subsidiaries is obligated under any contract with any third party which would materially conflict with such employee’s rights to engage in any such activity on behalf of the Company or any of its subsidiaries.

(j) All employees, contractors, agents and consultants of the Company or any of its subsidiaries who are or were involved in the creation of any Company Intellectual Property Rights owned by the Company or any of its subsidiaries have executed an assignment of inventions agreement to vest in the Company or its subsidiary, as appropriate, exclusive ownership of such Company Intellectual Property Rights, except where the failure to have executed such an agreement will not reasonably be expected to have a Material Adverse Effect on the Company. All employees, contractors, agents and consultants of the Company or any of its subsidiaries who have or have had access to Company Secret Information owned by the Company or any of its subsidiaries have executed nondisclosure agreements to protect the confidentiality of such Company Secret Information, except where the failure to have executed such an agreement will not reasonably be expected to have a Material Adverse Effect on the Company.

2.10 Compliance with Laws.

(a) Neither the Company nor any of its subsidiaries is in conflict with, or in default or violation of (i) any Legal Requirement applicable to the Company or any of its subsidiaries or by which the Company or any of its subsidiaries or any of their respective properties is bound or affected, or (ii) any Company Contract (as defined in Section 2.16), except for conflicts, violations and defaults that, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on the Company. To the Company’s knowledge, no investigation or review by any Governmental Entity is pending or has been threatened against the Company or any of its subsidiaries. There is no agreement, judgment, injunction, order or decree binding upon the Company or any of its subsidiaries which has or could reasonably be expected to have the effect of prohibiting or materially impairing any material business practice of the Company or any of its subsidiaries, any acquisition of material property by the Company or any of its subsidiaries or the conduct of business by the Company and its subsidiaries as currently conducted.

(b) The Company and its subsidiaries hold all permits, licenses, variances, exemptions, orders and approvals from Governmental Entities that are material to or required for the operation of the business of the Company and of its subsidiaries as currently conducted (collectively, the “Company Permits”), except where the failure to hold any permit, license, variance, exemption, order or approval would not reasonably be expected to have a Material Adverse Effect on the Company. The Company and its subsidiaries are in compliance with the terms of the Company Permits, except as would not reasonably be expected to have a Material Adverse Effect on the Company.

2.11 Regulatory Matters.

(a) To the Company’s knowledge, the Company and its subsidiaries are in compliance in all material respects with all applicable statutes, rules and regulations of the U.S. Food and Drug Administration and similar federal, state or local Governmental Entities (collectively, the “FDA”) and similar foreign Governmental Entities (“Foreign Authorities”) with respect to the sale, labeling, storing, testing, development, manufacture, packaging, distribution, or marketing of the products being distributed or developed by or on behalf of the Company and its subsidiaries. The Company has previously made available to Parent true and complete copies of all applications, approvals, clearances, registrations or licenses obtained by the Company or any of its subsidiaries from the FDA or Foreign Authorities, or required in connection with the conduct of the business of the Company and its subsidiaries as currently conducted and has made all such information available to Parent.

(b) The Company has made available to Parent true and correct copies of all material written communications, and material oral communications to the extent reduced to written form, between the Company and its subsidiaries, on the one hand, and the FDA or Foreign Authorities, on the other hand, in each case since January 1, 2002, with respect to the products being distributed or developed by or on behalf of the Company and its subsidiaries (collectively, the “Regulatory Correspondence”). The Company shall promptly deliver to Parent copies of all Regulatory Correspondence received or reduced to written form from the date hereof through the Closing. Neither the Company nor any of its subsidiaries is in receipt of written notice of, or, to the Company’s knowledge, is subject to, any adverse inspection, finding of deficiency, finding of non-compliance, compelled or voluntary recall, investigation, penalty for corrective or remedial action or other compliance or enforcement action, in each case relating to any products being distributed or developed by or on behalf of the Company or any of its subsidiaries or to the facilities in which any such products are manufactured, collected or handled, by the FDA or Foreign Authorities.

(c) To the Company’s knowledge, there are no pending or threatened actions, proceedings or enforcement actions by the FDA or Foreign Authorities which would prohibit or materially adversely impact the conduct of the business of the Company and its subsidiaries as currently conducted.

(d) Neither the Company nor any of its subsidiaries has made any material false statements on, or omissions from, the applications, approvals, reports and other submissions to the FDA or Foreign Authorities prepared or maintained to comply with the requirements of the FDA or Foreign Authorities relating to the Company, its subsidiaries or any product being distributed or developed by or on behalf of the Company or any of its subsidiaries.

(e) Neither the Company nor any of its subsidiaries has received any notification, written or oral, that remains unresolved, from FDA or Foreign Authorities indicating that any product of the Company or any of its subsidiaries is misbranded or adulterated as defined in the U.S. Food, Drug & Cosmetic Act, 21 U.S.C. § 321, et seq., as amended, and the rules and regulations promulgated thereunder, or has violated in any similar respect the laws, rules or regulations of any Foreign Authority.

(f) No product of the Company or any of its subsidiaries has been recalled or withdrawn from the market as a result of any action by the FDA or any Foreign Authority against the Company or any of its subsidiaries or, to the Company’s knowledge, any licensee, distributor or marketer of any product of the Company or any of its subsidiaries, whether in the United States or elsewhere.

(g) To the Company’s knowledge, neither the Company nor any of its subsidiaries has committed any act, made any statement or failed to make any statement that would reasonably be expected to provide a basis for the FDA to invoke its policy with respect to “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” set forth in 56 Fed. Reg. 46191 (September 10, 1991) and any amendments thereto. None of the Company, its subsidiaries and, to the Company’s knowledge, any manager, officer, employee or agent of the Company or any of its subsidiaries has been convicted of any crime or engaged in any conduct that would reasonably be expected to result in (i) debarment under 21 U.S.C. § 335a or any similar Legal Requirement or (ii) exclusion under 42 U.S.C. § 1320a-7 or any similar Legal Requirement.

(h) The FDA complaint handling system of the Company and its subsidiaries has been made available for review by Parent and contains complete and correct information about all product defect claims and all products returned to the Company or any of its subsidiaries because of warranty or other problems. The records of the Company and its subsidiaries relating to credits and allowances made with respect to any product have been made available to Parent and, to the Company’s knowledge, are true and correct in all material respects. Neither the Company nor any of its subsidiaries maintains any records of warranty or other product defect claims other than the Company’s FDA complaint handling system.

2.12 Warranty Matters; Product Liability.   Each product sold, leased, licensed or delivered by the Company or any of its subsidiaries has been in conformity in all material respects with all applicable product specifications and contractual commitments and all express warranties, and neither the Company nor any of its subsidiaries has any liability or obligation of whatever kind or nature (whether known or unknown, whether asserted or unasserted, whether absolute or contingent, whether accrued or unaccrued, whether liquidated or unliquidated, and whether due or to become due) for replacement or repair thereof or other damages in connection therewith that, individually or in the aggregate would reasonably be expected to have a Material Adverse Effect on the Company (and, to the Company’s knowledge, there is no basis for any present or future action, suit, proceeding, hearing, investigation, charge, complaint, claim, or demand giving rise to any such liability or obligation). There are no existing or, to the Company’s knowledge, threatened product liability, warranty, failure to adequately warn or other similar claims against the Company or any of its subsidiaries relating to or involving the products of the Company or any of its subsidiaries which would reasonably be expected to give rise to any material liability to the Company. To the Company’s knowledge, there are no written statements, citations, correspondence or decisions by any Governmental Entity indicating that any marketed product is defective or unsafe or fails to meet any product warranty or any standards promulgated by any Governmental Entity. To the Company’s knowledge, there is no (i) fact relating to any product of the Company or any of its subsidiaries that would impose upon the Company or any of its subsidiaries a duty to recall any such product or a duty to warn customers of a defect in any such product or (ii) material latent or overt design, manufacturing or other defect in any such product. No written notice of claim has been served against the Company or any of its subsidiaries for material renegotiation or price redetermination of any business transaction that is material to the business of the Company or any of its subsidiaries, and, to the Company’s knowledge, there are no facts upon which any such claim could reasonably be based.

2.13 Litigation.   There are no claims, suits, actions or proceedings pending or, to the Company’s knowledge, threatened against, relating to or affecting the Company or any of its subsidiaries, before any Governmental Entity or any arbitrator that seeks to restrain or enjoin the consummation of the transactions contemplated by this Agreement or which would reasonably be expected, either singularly or in the aggregate with all such claims, actions or proceedings, to have a Material Adverse Effect on the Company or have a material adverse effect on the ability of the parties hereto to consummate the Merger. No Governmental Entity has at any time challenged in any proceeding the legal right of the Company or any of its subsidiaries to design, offer or sell any of its products or services in the present manner or style thereof or otherwise to conduct its business as currently conducted.

2.14 Employee Benefit Plans.

(a) Definitions.  With the exception of the definition of “Affiliate” set forth in Section 2.14(a)(i) below (which definition shall apply only to this Section 2.14), for purposes of this Agreement, the following terms shall have the meanings set forth below:

(i) “Affiliate” shall mean any other person or entity under common control with the Company within the meaning of Sections 414(b), (c), (m) or (o) of the Code and the regulations issued thereunder;

(ii) “Company Employee Plan” shall mean each “employee benefit plan” within the meaning of Section 3(3) of ERISA and any other material plan, program, policy, practice, contract, agreement or other arrangement providing for deferred compensation, severance, termination pay, performance awards, stock or stock-related awards, fringe benefits or other employee benefits of any kind, whether written or unwritten or otherwise, funded or unfunded, which (i) is maintained, contributed to, or required to be contributed to, by the Company or any Affiliate for the benefit of any Employee or (ii) has been so maintained and with respect to which the Company or any Affiliate has any current or future liability or obligations;

(iii) “COBRA” shall mean the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended;

(iv) “DOL” shall mean the Department of Labor;

(v) “Employee” shall mean any current, former or retired employee, officer or director of the Company or any Affiliate;

(vi) “Employee Agreement” shall mean each management, employment, severance, consulting, relocation, repatriation, expatriation, visa, work permit or similar agreement or contract between the Company or any Affiliate and any Employee or consultant with respect to which the Company or any Affiliate has any current or future liability or obligations;

(vii) “ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended;

(viii) “FMLA” shall mean the Family Medical Leave Act of 1993, as amended;

(ix) “International Employee Plan” shall mean each Company Employee Plan that has been adopted or maintained by the Company, whether informally or formally, for the benefit of Employees outside the United States;

(x) “IRS” shall mean the Internal Revenue Service;

(xi) “Multiemployer Plan” shall mean any “Pension Plan” (as defined below) which is a “multiemployer plan,” as defined in Section 3(37) of ERISA;

(xii) “PBGC” shall mean the Pension Benefit Guaranty Corporation; and

(xiii) “Pension Plan” shall mean each Company Employee Plan which is an “employee pension benefit plan,” within the meaning of Section 3(2) of ERISA.

(b) Disclosure of Plans.  Part 2.14(b) of the Company Disclosure Schedule contains an accurate and complete list of each material Company Employee Plan and Employee Agreement. The Company does not have any plan or commitment to establish any new Company Employee Plan, to modify any Company Employee Plan or Employee Agreement (except to the extent required by law or to conform any such Company Employee Plan or Employee Agreement to the requirements of any applicable law, in each case as previously disclosed to Parent in writing, or as required by this Agreement), or to enter into any Company Employee Plan or Employee Agreement.

(c) Documents.  The Company has made available to Parent: (i) accurate and complete copies of all documents embodying each Company Employee Plan and each Employee Agreement, including all amendments thereto and written interpretations thereof; (ii) the most recent annual actuarial valuations, if any, prepared for each Company Employee Plan; (iii) the three most recent annual reports (Form Series 5500 and all schedules and financial statements attached thereto), if any, required under ERISA or the Code in connection with each Company Employee Plan or related trust; (iv) if the Company Employee Plan is funded, the most recent annual and periodic accounting of Company Employee Plan assets; (v) the most recent summary plan description together with the summary of material modifications thereto, if any, required under ERISA with respect to each Company Employee Plan; (vi) the most recent IRS determination, opinion, notification and advisory letters, and rulings relating to Company Employee Plans and copies of all applications and correspondence to or from the IRS or the DOL with respect to any Company Employee Plan; (vii) all material written agreements and contracts relating to each Company Employee Plan, including, but not limited to, administrative service agreements, group annuity contracts and group insurance contracts; (viii) all written communications material to any Employee or Employees relating to any Company Employee Plan and any proposed Company Employee Plans, in each case, relating to any material amendments, terminations, establishments, increases or decreases in benefits, acceleration of payments or vesting schedules or other events which would result in any material liability to the Company; (ix) all model COBRA forms and related notices; and (x) all registration statements and prospectuses prepared in connection with each Company Employee Plan.

(d) Employee Plan Compliance.  (i) Each of the Company and its Affiliates has performed in all material respects all obligations required to be performed by it under, is not in default or violation of, and has no knowledge of any default or violation by any other party to, each Company Employee Plan and/or Employee Agreement, and each Company Employee Plan has been established and maintained in all material respects in accordance with its terms and in compliance with all applicable Legal Requirements, including but not limited to ERISA or the Code; (ii) each Company Employee Plan intended to qualify under Section 401(a) of the Code and each trust intended to qualify under Section 501(a) of the Code has either received (A) a favorable determination letter from the IRS with respect to each such Plan as to its qualified status under the Code (or has remaining a period of time under applicable Treasury regulations or IRS pronouncements in which to apply for such a determination letter and make any amendments necessary to obtain a favorable determination) or (B) if such Plan is on a prototype or volume submitter plan document, such prototype or volume submitter document has received a favorable opinion letter, and no event has occurred which would adversely affect the status of such determination letter or opinion letter or the qualified status of such Plan; (iii) no “prohibited transaction,” within the meaning of Section 4975 of the Code or Sections 406 and 407 of ERISA, and not otherwise exempt under Section 408 of ERISA, has occurred with respect to any Company Employee Plan; (iv) there are no actions, suits or claims pending, or, to the Company’s knowledge, threatened or reasonably anticipated (other than routine claims for benefits) against any Company Employee Plan or against the assets of any Company Employee Plan; (v) each Company Employee Plan can be amended, terminated or otherwise discontinued either before or after the Effective Time in accordance with its terms, without liability to Parent, the Company or any of its Affiliates (other than ordinary administration expenses typically incurred in a termination event); (vi) there are no audits, inquiries or proceedings pending or, to the Company’s knowledge, threatened by the IRS or DOL with respect to any Company Employee Plan; (vii) neither the Company nor any Affiliate is subject to any penalty or tax with respect to any Company Employee Plan under Section 402(i) of ERISA or Sections 4975 through 4980 of the Code; and (viii) all contributions due from the Company or any Affiliate with respect to any of the Company Employee Plans have been made as required under ERISA or have been accrued on the Company Balance Sheet.

(e) Pension Plans.  Neither the Company nor any of its Affiliates has ever maintained, established, sponsored, participated in, or contributed to, any Pension Plan which is subject to Title IV of ERISA or Section 412 of the Code.

(f) Multiemployer Plans.  Neither the Company nor any of its Affiliates has ever contributed to or been required to contribute to any Multiemployer Plan.

(g) No Post-Employment Obligations.  No Company Employee Plan provides, or has any liability to provide, retiree life insurance, retiree health or other retiree employee welfare benefits to any person for any reason, except as may be required by COBRA or other applicable statute, and neither the Company nor any of its Affiliates has ever represented, promised or contracted (whether in oral or written form) to any Employee (either individually or to Employees as a group) or any other person that such Employee(s) or other person would be provided with retiree life insurance, retiree health or other retiree employee welfare benefit, except to the extent required by statute.

(h) COBRA.  The requirements of COBRA have been met in all material respects with respect to each Company Employee Plan subject to COBRA.

(i) Effect of Transaction.  The execution of this Agreement and the consummation of the transactions contemplated hereby will not (either alone or upon the occurrence of any additional or subsequent events) constitute an event under any Company Employee Plan, Employee Agreement, trust or loan that will or may result in any payment (whether of severance pay or otherwise), acceleration, forgiveness of indebtedness, vesting, distribution, increase in benefits or obligation to fund benefits with respect to any Employee.

(j) Employment Matters.  Each of the Company and its subsidiaries: (i) is in compliance in all material respects with all applicable Legal Requirements respecting employment, employment practices, immigration, terms and conditions of employment and wages and hours, in each case, with respect to Employees; (ii) has withheld all amounts required by law or by agreement to be withheld from the wages, salaries and other payments to Employees; (iii) has properly classified independent contractors for purposes of federal and applicable state tax laws and laws applicable to employee benefits; (iv) is not liable for any arrears of wages or any taxes or any penalty for failure to comply with any of the foregoing; and (v) is not liable for any material payment to any trust or other fund or to any Governmental Entity with respect to unemployment compensation benefits, social security or other benefits or obligations for Employees (other than routine payments to be made in the normal course of business and consistent with past practice). To the Company’s knowledge, there are no pending, threatened or reasonably anticipated claims or actions against the Company or any of its subsidiaries under any workers compensation policy or long-term disability policy. To the Company’s knowledge, no Employee has violated any employment contract, nondisclosure agreement or noncompetition agreement by which such Employee is bound due to such Employee’s employment by the Company or any of its subsidiaries or disclosure to the Company or any of its subsidiaries or use of trade secrets or proprietary information of any other person or entity. All Employees are legally permitted to be employed by the Company or any of its subsidiaries in the United States of America in their current jobs. To the Company’s knowledge, there are no controversies pending or threatened between the Company or any of its subsidiaries, on the one hand, and any Employee, on the other hand, that would be reasonably likely to result in any material liability to the Company or any of its subsidiaries. Neither the Company nor any of its subsidiaries has any employment contracts, Employee Agreements, or consulting agreements currently in effect that are not terminable at will (other than agreements for the sole purpose of providing for the confidentiality of proprietary information or assignment of inventions). Neither the Company nor any of its subsidiaries will have any material liability to any Employee or to any organization or any other entity as a result of the termination of any employee leasing arrangement.

(k) Labor.  No work stoppage or labor strike against the Company or any of its subsidiaries is pending, threatened or reasonably anticipated. The Company does not know of any activities or proceedings of any labor union to organize any Employees. To the Company’s knowledge, there are no actions, suits, claims, labor disputes or grievances pending, threatened or reasonably anticipated relating to any labor, safety or discrimination matters involving any Employee, including charges of unfair labor practices or discrimination complaints, which, if adversely determined, would, individually or in the aggregate, result in any material liability to the Company or any of its subsidiaries. Neither the Company nor any of its subsidiaries has engaged in any unfair labor practices within the meaning of the National Labor Relations Act. Neither the Company nor any of its subsidiaries has ever been a party to, or bound by, any collective bargaining agreement or union contract with respect to Employees, and no collective bargaining agreement is being negotiated by the Company or any of its subsidiaries.

(l) International Employee Plans.  Neither the Company nor any Affiliate currently maintains, has established, sponsors, participates in, or contributes to, nor has it ever maintained, established, sponsored, participated in, or contributed to any International Employee Plan or had any obligation to do so.

(m) Code Section 409A.  Each Company Employee Plan that is a “nonqualified deferred compensation plan” (as defined in section 409A(d)(1) of the Code) complies in all material respects with section 409A of the Code and any Internal Revenue Service guidance issued thereunder.

2.15 Environmental Matters.

(a) Hazardous Material.  Except as would not reasonably be expected to have a Material Adverse Effect on the Company, no underground storage tanks and no amount of any substance that has been designated by any Governmental Entity or by any applicable Legal Requirement to be radioactive, toxic, hazardous or otherwise a danger to health or the environment, including, without limitation, PCBs, asbestos, petroleum, urea-formaldehyde and all substances listed as hazardous substances pursuant to the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended, or defined as a hazardous waste pursuant to the United States Resource Conservation and Recovery Act of 1976, as amended, and the regulations promulgated pursuant to said laws, but excluding office and janitorial supplies (a “Hazardous Material”) are present, as a result of the actions of the Company or any of its subsidiaries or any affiliate of the Company, or as a result of any actions of any third party or otherwise, in, on or under any property, including the land and the improvements, ground water and surface water thereof that the Company or any of its present or former subsidiaries has at any time owned, operated, occupied or leased.

(b) Hazardous Materials Activities.  Except as would not reasonably be expected to have a Material Adverse Effect on the Company, (i) neither the Company nor any of its subsidiaries has transported, stored, used, manufactured, disposed of, released or exposed its Employees or others to Hazardous Materials in violation of any Legal Requirement in effect on or before the Closing Date, and (ii) neither the Company nor any of its subsidiaries has disposed of, transported, sold, used, released, exposed its Employees or others to or manufactured any product containing a Hazardous Material (collectively “Hazardous Materials Activities”) in violation of any Legal Requirement in effect prior to or as of the date hereof to prohibit, regulate or control Hazardous Materials or any Hazardous Material Activity.

(c) Environmental Liabilities.  To the Company’s knowledge, no action, proceeding, revocation proceeding, amendment procedure, writ or injunction is pending or threatened by any Governmental Entity against the Company or any of its subsidiaries concerning any Company Permit held pursuant to environmental laws, any Hazardous Material or any Hazardous Materials Activity of the Company or any of its subsidiaries.

2.16 Certain Agreements.   Except as otherwise set forth in the applicable lettered subsection of Part 2.16 of the Company Disclosure Schedule, neither the Company nor any of its subsidiaries is a party to or is bound by:

(a) any employment or consulting agreement or commitment with any Employee or member of the Company’s Board of Directors, providing any term of employment or compensation guarantee or any consulting agreement or any employment agreement that provides severance benefits or other benefits after the termination of employment or services of such person regardless of the reason for such termination, except as required by applicable law;

(b) any agreement or plan, including any stock option plan, stock appreciation right plan or stock purchase plan, any of the benefits of which will be increased, or the vesting of benefits of which will be accelerated, by the occurrence of any of the transactions contemplated by this Agreement or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement;

(c) any material agreement of indemnification by the Company or any of its subsidiaries or any material guaranty by the Company or any of its subsidiaries, but excluding any agreement of indemnification and any guaranty entered into in connection with the distribution, sale or license of the Company’s or its subsidiaries’ products or services or the procurement of any third-party products or services, in each case in the ordinary course of business;

(d) any loan agreement, promissory note or other instrument evidencing indebtedness for borrowed money by way of direct loan, sale of debt securities, purchase money obligation, conditional sale, or otherwise in excess of $50,000;

(e) any agreement, obligation or commitment containing covenants that limit the Company’s or any of its subsidiaries’ freedom to compete in any line of business or in any geographic area (but excluding field of use, territorial and like limitations with respect to Intellectual Property licensed to the Company or any of its subsidiaries) or which would so limit Parent, the Company or the Surviving Corporation or any of its subsidiaries after the Effective Time or granting any exclusive distribution or other exclusive rights;

(f) any agreement or commitment currently in force relating to the disposition or acquisition by the Company or any of its subsidiaries after the date of this Agreement of a material amount of assets not in the ordinary course of business and consistent with past practice, or pursuant to which the Company has any material ownership or participation interest in any corporation, partnership, joint venture, strategic alliance or other business enterprise other than the Company’s subsidiaries;

(g) any licensing, distribution, resale or other agreement, contract or commitment with regard to the distribution, sale or licensing of any Company products under which the Company received in excess of $500,000 during the fiscal year ended September 30, 2006;

(h) any agreement to forgive any indebtedness of any person to the Company or any of its subsidiaries in excess of $50,000;

(i) any Real Estate Agreements;

(j) any agreement pursuant to which the Company or any of its subsidiaries (A) has been granted license rights under any intellectual property rights of any third party that are material to the operation of its business (other than (i) licenses of off-the-shelf commercial software programs and (ii) non-disclosure agreements and other agreements entered into between the Company and its subsidiaries in the ordinary course of business); (B) incorporates any third-party intellectual property in any of its products; or (C) has granted to any third party a license of any Company Intellectual Property Rights owned by the Company or any of its subsidiaries or any license of source code (excluding customary source code escrow arrangements entered into in the ordinary course of business);

(k) any agreement obligating the Company or any of its subsidiaries to make aggregate payments in excess of $250,000 to any third party during the twelve-month period ending August 31, 2008 which is not terminable by the Company or any of its subsidiaries without penalty or further liability exceeding $50,000 upon 30 days’ notice or less (excluding Real Estate Agreements);

(l) other than such agreements addressed by Section 2.16(g), any agreement pursuant to which the Company or any of its subsidiaries (A) reasonably expects to receive aggregate payments in excess of $250,000 during the twelve-month period ending August 31, 2008 or (B) reasonably expects to recognize revenue in such aggregate amount during such period;

(m) any agreement or commitment with any affiliate of the Company;

(n) any agreement or commitment providing for capital expenditures by the Company or any of its subsidiaries in excess of $250,000; or

(o) any other agreement or commitment that is material to the business of the Company and its subsidiaries, taken as a whole, as presently conducted.

Each agreement, contract, obligation, plan or commitment that is required to be disclosed in the Company Disclosure Schedule pursuant to clauses (a) through (o) above or pursuant to Section 2.9 and each agreement, contract, obligation, plan or commitment that is or is required to be filed with any Company SEC Report shall be referred to herein as a “Company Contract.” Each Company Contract is enforceable against the Company (except as such enforceability may be subject to laws of general application relating to bankruptcy, insolvency, and the relief of debtors and rules of law governing specific performance, injunctive relief, or other equitable remedies) and, to the Company’s knowledge, is enforceable against the other party or parties thereto (except as such enforceability may be subject to laws of general application relating to bankruptcy, insolvency, and the relief of debtors and rules of law governing specific performance, injunctive relief, or other equitable remedies). Except as would not reasonably be expected to have a Material Adverse Effect on the Company, neither the Company nor any of its subsidiaries, nor to the Company’s knowledge, any other party thereto, is in breach, violation or default under, and neither the Company nor any of its subsidiaries has received written notice alleging that it has breached, violated or defaulted under, any of the terms or conditions of any Company Contract in such a manner as would permit any other party thereto to cancel or terminate any such Company Contract, or would permit any other party to seek damages or other remedies for any or all such alleged breaches, violations or defaults.

2.17 Brokers’ and Finders’ Fees.   Except for fees payable to Lazard Frères & Co. LLC pursuant to an engagement letter dated as of March 24, 2006, as amended as of March 23, 2007, copies of which has been made available to Parent, the Company has not incurred, nor will it incur, directly or indirectly, any liability for brokerage or finders’ fees or agents’ commissions or any similar charges in connection with this Agreement or any transaction contemplated hereby.

2.18 Insurance.   Each of the Company and its subsidiaries has policies of insurance and bonds of the type and in amounts customarily carried by persons conducting business or owning assets similar to those of the Company and its subsidiaries. There is no material claim pending under any of such policies or bonds as to which coverage has been denied or disputed in writing by the underwriters of such policies or bonds. All premiums due and payable under all such policies have been paid, and the Company and its subsidiaries are otherwise in compliance in all material respects with the terms of such policies and bonds. To the Company’s knowledge, there has been no threatened termination of, or material premium increase with respect to, any of such policies.

2.19 Disclosure.   The information regarding the Company incorporated by reference in, or supplied by the Company for inclusion in, the Registration Statement on Form S-4 (or any successor form thereto) to be filed by Parent with the SEC in connection with the issuance of Parent Common Stock in the Merger (the “Registration Statement”) shall not at the time the Registration Statement is filed with the SEC and at the time it becomes effective under the Securities Act contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading. The information regarding the Company incorporated by reference in, or supplied by the Company for inclusion in, the proxy statement/prospectus to be filed with the SEC as part of the Registration Statement (the “Proxy Statement/Prospectus”) shall not, as of the date the Proxy Statement/Prospectus is mailed to the shareholders of the Company, as of the time of the meeting of the Company’s shareholders (the “Company Shareholders’ Meeting”) to consider the Company Shareholder Approval, or as of the Effective Time, (a) contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, or (b) omit to state any material fact necessary to correct any statement regarding the Company in any earlier communication with respect to the solicitation of proxies for the Company Shareholders’ Meeting which has become false or misleading. If at any time prior to the Effective Time any event relating to the Company or any of its affiliates, officers, directors or shareholders shall become known by the Company which is required to be set forth in an amendment to the Registration Statement or a supplement to the Proxy Statement/Prospectus, the Company shall promptly inform Parent. Notwithstanding the foregoing, the Company makes no representation or warranty with respect to any information supplied by Parent or Merger Sub which is contained in any of the foregoing documents or incorporated by reference into any of the foregoing documents from the Parent SEC Reports.

2.20 Board Approval.   The Board of Directors of the Company has, as of the date of this Agreement, (i) determined that the Merger and the other transactions contemplated by this Agreement are fair to, and in the best interests of, the Company and its shareholders, (ii) approved the Merger and the adoption of this Agreement and (iii) recommended that the shareholders of the Company approve the Merger and adopt this Agreement.

2.21 Fairness Opinion.   The Company’s Board of Directors has received a written opinion or oral opinion to be confirmed in writing from Lazard Frères & Co. LLC, dated as of the date hereof, to the effect that, as of such date and based upon and subject to the matters set forth therein, the Exchange Ratio is fair from a financial point of view to the holders of the outstanding shares of Company Common Stock (other than shares to be canceled pursuant to Section 1.6(b)).

2.22 Accounting System.   The Company and its subsidiaries maintain a system of internal accounting controls sufficient to provide reasonable assurance that (a) transactions are executed in accordance with management’s general or specific authorizations; (b) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain asset accountability; (c) access to assets is permitted only in accordance with management’s general or specific authorization; and (d) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. The Company has delivered to Parent complete and accurate copies of any management letter or similar correspondence since September 30, 2004 from any independent registered public accounting firm or other auditor of the Company or any of its subsidiaries.

2.23 Takeover Statute.   No anti-takeover, control share acquisition, fair price, moratorium or other similar statute (each, a “Takeover Statute”) applies to this Agreement, the Merger or the other transactions contemplated hereby.

2.24 Affiliates.   Part 2.24 of the Company Disclosure Schedule provides a complete list of those persons who may reasonably be deemed to be affiliates of the Company within the meaning of Rule 145 promulgated under the Securities Act (each, a “Company Affiliate”). Except as set forth in the Company SEC Reports, since the date of the Company’s last proxy statement filed with the SEC (other than the Proxy Statement/Prospectus), no event has occurred that would be required to be reported by the Company pursuant to Item 404 of Regulation S-K promulgated by the SEC.

Article 3

Representations and Warranties of Parent and Merger Sub

Parent and Merger Sub represent and warrant to the Company as set forth in this Article 3, subject to any exceptions expressly stated in the disclosure schedule delivered by Parent to the Company dated as of the date hereof (the “Parent Disclosure Schedule”). The Parent Disclosure Schedule shall be arranged in sections and paragraphs corresponding to the numbered and lettered sections and paragraphs contained in this Article 3 and the disclosure in any section or paragraph shall qualify such sections and paragraphs, as well as other sections and paragraphs in this Article 3 only to the extent that it is reasonably apparent from a reading of such disclosure that it also qualifies or applies to such other sections and paragraphs.

3.1 Organization of Parent and Merger Sub.

(a) Each of Parent and Merger Sub (i) is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is organized; (ii) has the corporate or other power and authority to own, lease and operate its assets and property and to carry on its business as now being conducted; and (iii) except as would not have a Material Adverse Effect on Parent, is duly qualified or licensed to do business in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its activities makes such qualification or licensing necessary.

(b) Parent has delivered or made available to the Company a true and correct copy of the Certificate of Incorporation and Bylaws of Parent and the Certificate of Incorporation and Bylaws of Merger Sub, each as amended to date (collectively, the “Parent Charter Documents”), and each such instrument is in full force and effect. Neither Parent nor Merger Sub has taken any action in violation of any of the provisions of the Parent Charter Documents.

3.2 Parent and Merger Sub Capitalization.

(a) The authorized capital stock of Parent consists solely of 100,000,000 shares of Parent Common Stock, of which there were 47,782,087 shares issued and outstanding as of the close of business on July 31, 2007, 2,666,667 shares of Series A Convertible Preferred Stock, par value $0.001 per share (“Parent Series A Preferred Stock”), and 2,333,333 shares of undesignated Preferred Stock, par value $0.001 per share (“Parent Undesignated Preferred Stock” and together with the Parent Series A Preferred Stock, the “Parent Preferred Stock”), of which no shares are issued or outstanding as of the date hereof. All outstanding shares of Parent Common Stock are duly authorized, validly issued, fully paid and nonassessable and are not subject to preemptive rights created by statute, the Certificate of Incorporation or Bylaws of Parent or any agreement or document to which Parent is a party or by which it is bound.

(b) As of the close of business on July 31, 2007, 7,389,822 shares of Parent Common Stock have been authorized and remain reserved for issuance, of which (i) 5,264,206 shares remain reserved for issuance pursuant to Parent’s 2001 Stock Option and Incentive Plan (the “Parent Stock Option Plan”), subject to adjustment on the terms set forth in the Parent Stock Option Plan, (ii) 1,645,553 shares remain reserved for issuance upon the exercise of outstanding stock options to purchase Parent Common Stock that were not granted under the Parent Stock Option Plan, (iii) 174,536 shares remain reserved for issuance pursuant to Parent’s 2001 Employee Stock Purchase Plan, as amended, and (iv) 305,527 shares were authorized and remain reserved for issuance upon the exercise of outstanding warrants to purchase shares of Parent Common Stock. As of the close of business on July 31, 2007, there were outstanding options to purchase 4,203,199 shares of Parent Common Stock under the Parent Stock Option Plan, and options to purchase 1,061,007 shares of Parent Common Stock remain available for grant thereunder. All shares of Parent Common Stock subject to issuance as aforesaid, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued, fully paid and nonassessable. Except as otherwise set forth in this Section 3.2, as of the date hereof there are no equity securities of any class of Parent equity security, or any securities exchangeable or convertible into or exercisable for such equity securities issued, reserved for issuance or outstanding other than such equity securities that do not, in the aggregate, represent in excess of 1% of outstanding shares of Parent Common Stock, on a fully diluted as converted basis.

(c) The authorized capital stock of Merger Sub consists of 1,000 shares of Merger Sub Common Stock, all of which, as of the date hereof, are issued and outstanding and are held by Parent. All of the outstanding shares of Merger Sub Common Stock have been duly authorized and validly issued, and are fully paid and nonassessable. Merger Sub was formed for the purpose of consummating the Merger and has no material assets or liabilities except as necessary for such purpose.

(d) The Parent Common Stock to be issued in the Merger, when issued in accordance with the provisions of this Agreement, will be validly issued, fully paid and nonassessable and not subject to preemptive rights created by statute, the Parent Charter Documents or any agreement or document to which Parent is a party or by which it or its assets is bound.

3.3 Authority; Non-Contravention.

(a) Parent and Merger Sub have all requisite corporate power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Parent and Merger Sub, subject only to the filing of the Certificate of Merger pursuant to the DGCL. This Agreement has been duly executed and delivered by Parent and Merger Sub and, assuming the due authorization, execution and delivery by the Company, constitutes the valid and binding obligations of Parent and Merger Sub, enforceable against Parent and Merger Sub in accordance with its terms, except as enforceability may be limited by bankruptcy and other similar laws affecting the rights of creditors generally and general principles of equity.

(b) The execution and delivery of this Agreement by Parent and Merger Sub does not, and the performance of this Agreement by Parent and Merger Sub will not, (i) conflict with or violate the Parent Charter Documents, (ii) subject to compliance with the requirements set forth in Section 3.3(c), conflict with or violate any material Legal Requirement applicable to Parent or Merger Sub or by which Parent or Merger

Sub or any of their respective material properties is bound or affected, or (iii) result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or impair Parent’s or Merger Sub’s rights or alter the rights or obligations of any third party under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of an Encumbrance on any of the properties or assets of Parent or Merger Sub pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise, concession, or other instrument or obligation to which Parent or Merger Sub is a party or by which Parent or Merger Sub or any of their respective properties are bound or affected, except in the case of this clause (iii) as would not reasonably be expected to have a Material Adverse Effect on Parent and its subsidiaries, considered as a whole.

(c) No consent, approval, order or authorization of, or registration, declaration or filing with any Governmental Entity or other person is required to be obtained or made by Parent or Merger Sub in connection with the execution and delivery of this Agreement or the consummation of the Merger, except for (i) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, (ii) the filing of the Proxy Statement/Prospectus and the Registration Statement with the SEC and a Schedule 13D with regard to the Voting Agreements in accordance with the Securities Act and the Exchange Act, and the effectiveness of the Registration Statement, (iii) the filing of Notification and Report Forms with the United States Federal Trade Commission and the Antitrust Division of the United States Department of Justice as required by the HSR Act, together with the filing of any other comparable pre-merger notification forms required by the merger notification or control laws of any other applicable jurisdiction, as agreed by the parties hereto, (iv) such consents, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable federal, foreign and state securities (or related) laws, and (v) such other consents, authorizations, filings, approvals and registrations which if not obtained or made would not be material to Parent or the Surviving Corporation or have a material adverse effect on the ability of the parties hereto to consummate the Merger.

3.4 SEC Filings; Parent Financial Statements.

(a) Since January 1, 2004, Parent has filed all forms, reports and documents required to be filed by Parent with the SEC and (if and to the extent such forms, reports and documents are not available on EDGAR) has made available to the Company such forms, reports and documents in the form filed with the SEC. All such required forms, reports and documents (including those that Parent may file subsequent to the date hereof) are referred to herein as the “Parent SEC Reports.” As of their respective dates, the Parent SEC Reports (i) were prepared in accordance with the requirements of the Securities Act or the Exchange Act, as the case may be, and the rules and regulations of the SEC thereunder applicable to such Parent SEC Reports, and (ii) did not at the time they were filed (or if subsequently amended or superseded by a filing prior to the date of this Agreement, then on the date of such subsequent filing) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. None of Parent’s subsidiaries is required to file any forms, reports or other documents with the SEC.

(b) Each of the consolidated financial statements (including, in each case, any related notes thereto) contained in the Parent SEC Reports (the “Parent Financials”), including each Parent SEC Report filed after the date hereof until the Closing, (i) complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto, (ii) was prepared in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto or, in the case of unaudited interim financial statements, as may be permitted by the requirements of Form 10-Q or Form 8-K or any successor form under the Exchange Act) and (iii) fairly presented the consolidated financial position of Parent and its subsidiaries as at the respective dates thereof and the consolidated results of Parent’s operations, cash flows and shareholders’ equity for the periods indicated, except that the unaudited interim financial statements may not contain all the footnotes required by GAAP for audited statements and were or are subject to normal and recurring year-end adjustments that Parent does not expect to be material, individually or in the aggregate. The balance sheet of Parent contained in Parent SEC Reports as of March 31, 2007 is hereinafter referred to as the “Parent Balance Sheet.” Neither Parent nor any of its subsidiaries has any liabilities (absolute, accrued, contingent or otherwise), except for (i) liabilities reflected on the Parent

Balance Sheet, (ii) liabilities incurred since the date of the Parent Balance Sheet in the ordinary course of business consistent with past practices, (iii) liabilities incurred in connection with this Agreement and (iv) liabilities that would not have a Material Adverse Effect on Parent.

(c) Parent has not been notified by its independent registered public accounting firm or by the staff of the SEC that such firm or the staff of the SEC, as the case may be, is of the view that any financial statement included in any registration statement filed by Parent under the Securities Act or any periodic or current report filed by Parent under the Exchange Act should be restated, or that Parent should modify its accounting in future periods in a manner that would be materially adverse to Parent.

(d) Parent is in compliance in all material respects with the provisions of the Sarbanes-Oxley Act that are applicable to Parent, and any related rules and regulations promulgated by the SEC. Parent’s disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) and internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) are effective in all material respects. Neither Parent nor, to Parent’s knowledge, its independent auditors have identified (i) any significant deficiency or material weakness in Parent’s internal control over financial reporting, (ii) any fraud, whether or not material, that involves Parent’s management or other employees who have a role in the preparation of financial statements or Parent’s internal control over financial reporting or (iii) any claim or allegation regarding any of the foregoing. Since March 31, 2007, there has not been any change in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

3.5 Absence of Certain Changes or Events.   Since the date of the Parent Balance Sheet, there has not been: (i) any Material Adverse Effect with respect to Parent, (ii) any declaration, setting aside or payment of any dividend on, or other distribution (whether in cash, stock or property) in respect of, any of Parent’s or any of its subsidiaries’ capital stock, or any purchase, redemption or other acquisition by Parent of any of Parent’s capital stock or any other securities of Parent or its subsidiaries or any options, warrants, calls or rights to acquire any such shares or other securities except for repurchases from employees or service providers following their termination of service pursuant to the terms of their pre-existing stock option or purchase agreements, (iii) any split, combination or reclassification of any of Parent’s or any of its subsidiaries’ capital stock, (iv) any material change by Parent in its accounting methods, principles or practices, except as required by concurrent changes in GAAP, or (v) any material revaluation by Parent of any of its material assets, including writing off notes or accounts receivable other than in the ordinary course of business.

3.6 Intellectual Property.   For purposes of this Agreement, the following terms shall have the definitions set forth below:

“Parent Intellectual Property Rights” means all intellectual property rights used by Parent and its subsidiaries in the conduct of their business, including, without limitation: (i) all trademarks, service marks, trade names, Internet domain names, trade dress, and the goodwill associated therewith, and all registrations or applications for registration thereof (collectively, the “Parent Marks”); (ii) all patents, patent applications and continuations (collectively, the “Parent Patents”); (iii) all copyrights, database rights and moral rights in both published works and unpublished works, including all such rights in software, user and training manuals, marketing and promotional materials, internal reports, business plans and any other expressions, mask works, firmware and videos, whether registered or unregistered, and all registrations or applications for registration thereof (collectively, the “Parent Copyrights”); and (iv) trade secret rights and rights to confidential information, including such rights in inventions (whether or not reduced to practice), know-how, customer lists, technical information, proprietary information, technologies, processes and formulae, software, data, plans, drawings and blue prints, whether tangible or intangible and whether stored, compiled, or memorialized physically, electronically, photographically, or otherwise (collectively, the “Parent Secret Information”). For purposes of this Section 3.6, “software” means any and all: (w) computer programs and applications, including any and all software implementations of algorithms, models and methodologies, whether in source code or object code, (x) databases and compilations, including any and all data and collections of data, whether machine readable or otherwise, (y) descriptions, flow-charts, library functions, algorithms, architecture, structure, display screens and development tools, and other information, work product or tools used to design, plan, organize or develop any of the foregoing and (z) all documentation, including user manuals and training materials, relating to any of the foregoing.

(a) To Parent’s knowledge, Parent or one of its subsidiaries: (i) owns all right, title and interest in and to the Parent Intellectual Property Rights, free and clear of all Encumbrances, other than Permitted Encumbrances, or (ii) is licensed to use, or otherwise possesses legally valid and enforceable rights to use, the Parent Intellectual Property Rights that it does not so own. Parent and its subsidiaries have made all necessary filings, recordations and payments (i) to protect and maintain their interests in each registered Parent Mark, Parent Patent and registered Parent Copyright owned by Parent or any of its subsidiaries and (ii) to comply in all material respects with contractual obligations that Parent or any of its subsidiaries has to third parties, if any, to protect and maintain Parent Intellectual Property Rights that are licensed to Parent or any of its subsidiaries by such third parties.

(b) To Parent’s knowledge, neither the business of Parent or any of its subsidiaries nor any of the products, services or technology used, sold, offered for sale or licensed or publicly proposed for use, sale, offer for sale or license by Parent or any of its subsidiaries infringes any intellectual property rights of any person, other than such infringements as would not cause a material loss to Parent.

(c) To Parent’s knowledge, (i) all the Parent Patents are valid and subsisting, (ii) none of the Parent Patents is being infringed and (iii) within the past three years neither the validity nor the enforceability of any of the Parent Patents has been challenged by any person.

(d) To Parent’s knowledge, (i) all the Parent Marks are valid and subsisting, (ii) none of the Parent Marks is being infringed or diluted and (iii) within the past three years none of the Parent Marks has been opposed or challenged and no proceeding has been commenced or threatened that would seek to prevent the use by Parent or any of its subsidiaries of any Parent Mark.

(e) To Parent’s knowledge, (i) all the Parent Copyrights, whether or not registered, are valid and enforceable, (ii) none of the Parent Copyrights is being infringed, or its validity challenged or threatened in any way and (iii) within the past three years no proceeding has been commenced or threatened that would seek to prevent the use by Parent or any of its subsidiaries of the Parent Copyrights.

(f) Parent and its subsidiaries have taken reasonable measures to protect the secrecy and confidentiality of the Parent Secret Information. To Parent’s knowledge, no Parent Secret Information has been used, divulged or appropriated for the benefit of any person (other than Parent or any of its subsidiaries) or otherwise misappropriated in a manner which would reasonably be expected to have a Material Adverse Effect on Parent.

(g) No Parent Intellectual Property Right is subject to any outstanding order, proceeding (other than pending proceedings pertaining to applications for patent or trademark or copyright registration) or stipulation that has been served upon or, to Parent’s knowledge, filed against, Parent that restricts in any manner the licensing thereof by Parent or any of its subsidiaries.

3.7 Compliance with Laws.

(a) Neither Parent nor any of its subsidiaries is in conflict with, or in default or violation of (i) any Legal Requirement applicable to Parent or any of its subsidiaries or by which Parent or any of its subsidiaries or any of their respective properties is bound or affected, or (ii) any material note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise, concession, or other instrument or obligation to which Parent or any of its subsidiaries is a party or by which Parent or any of its subsidiaries or any of their respective material properties is bound or affected, except for conflicts, violations and defaults that, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Parent. To Parent’s knowledge, no investigation or review by any Governmental Entity is pending or has been threatened against Parent or any of its subsidiaries. There is no agreement, judgment, injunction, order or decree binding upon Parent or any of its subsidiaries which has or could reasonably be expected to have the effect of prohibiting or materially impairing any material business practice of Parent or any of its subsidiaries, any acquisition of material property by Parent or any of its subsidiaries or the conduct of business by Parent and its subsidiaries as currently conducted.

(b) Parent and its subsidiaries hold all permits, licenses, variances, exemptions, orders and approvals from Governmental Entities that are material to or required for the operation of the business of Parent and of its subsidiaries as currently conducted (collectively, the “Parent Permits”), except where the failure to hold any permit, license, variance, exemption, order or approval would not reasonably be expected to have a Material Adverse Effect on Parent. Parent and its subsidiaries are in compliance with the terms of the Parent Permits, except as would not reasonably be expected to have a Material Adverse Effect on Parent.

3.8 Litigation.   There are no claims, suits, actions or proceedings pending or, to the knowledge of Parent, threatened against, relating to or affecting Parent or any of its subsidiaries, before any Governmental Entity or any arbitrator that seeks to restrain or enjoin the consummation of the transactions contemplated by this Agreement or which would reasonably be expected, either singularly or in the aggregate with all such claims, actions or proceedings, to have a Material Adverse Effect on Parent or have a material adverse effect on the ability of the parties hereto to consummate the Merger. No Governmental Entity has at any time challenged in any proceeding the legal right of Parent or any of its subsidiaries to design, offer or sell any of its products or services in the present manner or style thereof or otherwise to conduct its business as currently conducted.

3.9 Disclosure.   The information regarding Parent incorporated by reference in, or supplied by Parent for inclusion in, the Registration Statement shall not at the time the Registration Statement is filed with the SEC and at the time it becomes effective under the Securities Act contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading. The information regarding Parent incorporated by reference in, or supplied by Parent for inclusion in, the Proxy Statement/Prospectus shall not, as of the date the Proxy Statement/Prospectus is mailed to the Company’s shareholders, as of the time of the Company Shareholders’ Meeting, or as of the Effective Time, (a) contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, or (b) omit to state any material fact necessary to correct any statement regarding Parent or Merger Sub in any earlier communication with respect to the solicitation of proxies for the Company Shareholders’ Meeting which has become false or misleading. If at any time prior to the Effective Time any event relating to Parent or any of its affiliates, officers, directors or shareholders shall become known by Parent which is required to be set forth in an amendment to the Registration Statement or a supplement to the Proxy Statement/Prospectus, Parent shall promptly inform the Company. Notwithstanding the foregoing, Parent makes no representation or warranty with respect to any information supplied by the Company which is contained in any of the foregoing documents or incorporated by reference into any of the foregoing documents from the Company SEC Reports.

3.10 Brokers’ and Finders’ Fees.   Except for fees payable to Covington Associates, LLC, Parent has not incurred, nor will it incur, directly or indirectly, any liability for brokerage or finders’ fees or agents’ commissions or any similar charges in connection with this Agreement or any transaction contemplated hereby.

3.11 Accounting System.   Parent and its subsidiaries maintain a system of internal accounting controls sufficient to provide reasonable assurance that (a) transactions are executed in accordance with management’s general or specific authorizations; (b) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain asset accountability; (c) access to assets is permitted only in accordance with management’s general or specific authorization; and (d) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

Article 4

Conduct Prior to the Effective Time

4.1 Conduct of Business by the Company.   During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement pursuant to its terms or the Effective Time, each of the Company and its subsidiaries shall, except to the extent that Parent shall otherwise consent in writing (which consent shall not be unreasonably withheld), carry on its business in the usual, regular and ordinary course of business, in substantially the same manner as heretofore conducted and in compliance in all material respects with all applicable Legal Requirements, pay its debts and Taxes in the ordinary course of business consistent with past practice, subject to good faith disputes over such debts or Taxes, and pay or perform other material obligations in the ordinary course of business consistent with past practice, and use its commercially reasonable efforts consistent with past practice to (i) preserve intact its present business organization and (ii) continue to manage in the ordinary course of business its business relationships with third parties.

In addition, except as permitted by the terms of this Agreement, without the prior written consent of Parent (which consent shall not be unreasonably withheld), during the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement pursuant to its terms or the Effective Time, the Company shall not do any of the following and shall not permit its subsidiaries to do any of the following:

(a) Waive any stock repurchase rights, accelerate, amend or change the period of exercisability of options or repurchase of restricted stock, or reprice options granted to any employee, consultant, director or authorize cash payments in exchange for any options or take any such action with regard to any warrant or other right to acquire capital stock;

(b) Grant any severance or termination pay to any officer or employee except pursuant to written agreements in effect, or policies existing, on the date hereof and as previously made available or disclosed in writing to Parent, or adopt any new severance plan;

(c) Transfer or license to any person or entity or otherwise extend, amend or modify in any material respect any Company Intellectual Property Rights, other than in the ordinary course of business;

(d) Declare, set aside or pay any dividends on or make any other distributions (whether in cash, stock, equity securities or property) in respect of any capital stock or split, combine or reclassify any capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for any capital stock;

(e) Purchase, redeem or otherwise acquire, directly or indirectly, any shares of capital stock, except repurchases of unvested shares at cost in connection with the termination of the employment or service relationship with any employee or service provider pursuant to option agreements or purchase agreements in effect on the date hereof;

(f) Issue, deliver, sell, authorize, pledge or otherwise encumber any shares of capital stock or any securities convertible into shares of capital stock, or subscriptions, rights, warrants or options to acquire any shares of capital stock or any securities convertible into shares of capital stock, or enter into other agreements or commitments of any character obligating it to issue any such shares or convertible securities, other than the issuance, delivery and/or sale of (i) shares of Company Common Stock pursuant to the exercise of Company Options and Company Warrants, or (ii) granting to employees or other service providers (other than directors or officers of the Company) Company Options to acquire no more than the number of shares set forth in Part 4.1(f) of the Company Disclosure Schedule under the Company Option Plans that are existing as of the date hereof in the ordinary course of business consistent with past practice in connection with periodic compensation reviews, ordinary course promotions or to new hires; provided that no Company Options permitted to be granted under this clause (ii) may provide for any acceleration of any benefit, directly or indirectly, as a result of the transactions contemplated by this Agreement or any termination of employment or service thereafter;

(g) Cause, permit or propose any amendments to the Company Charter Documents or to the charter documents of any subsidiary of the Company;

(h) Acquire or agree to acquire by merging or consolidating with, or by purchasing any equity interest in or a portion of the assets of, or by any other manner, any business or any corporation, partnership, association, business organization or other person or division thereof; or otherwise acquire or agree to acquire any assets which are material, individually or in the aggregate, to the business of the Company or enter into any material joint ventures, strategic relationships or alliances or make any material loan or advance to, or investment in, any person, except for loans or capital contributions to a subsidiary or advances of routine business or travel expenses to employees, officers or directors in the ordinary course of business consistent with past practice;

(i) Sell, lease, license, encumber or otherwise dispose of any properties or assets which are material, individually or in the aggregate, to the business of the Company;

(j) Incur any indebtedness for borrowed money or guarantee any such indebtedness of another person, issue or sell any debt securities or options, warrants, calls or other rights to acquire any debt securities of the Company, enter into any “keep well” or other agreement to maintain any financial statement condition or enter into any arrangement having the economic effect of any of the foregoing other than (i) in connection with the financing of ordinary course trade payables in the ordinary course of business or (ii) pursuant to existing credit facilities in the ordinary course of business;

(k) Adopt or, except as required by applicable Legal Requirements, amend any Company Employee Plan, Employee Agreement or other employee benefit plan or equity plan, or enter into any employment contract or collective bargaining agreement (other than offer letters and letter agreements entered into in the ordinary course of business consistent with past practice with employees who are terminable “at will”), pay any special bonus or special remuneration to any director or employee, or increase the salaries or wage rates or fringe benefits (including rights to severance or indemnification) of its directors, officers, employees or consultants, or change in any material respect any management policies or procedures, other than salary increases for employees (other than officers and directors) in the ordinary course of business consistent with past practice;

(l) Make any capital expenditures in excess of $250,000 in the aggregate;

(m) Modify, amend or terminate any Company Contract or waive, release or assign any material rights or claims thereunder, except in the ordinary course of business consistent with past practice;

(n) Enter into, modify, amend or cancel any material development services, licensing, distribution, purchase, sales, sales representation or other similar agreement or obligation with respect to any material Company Intellectual Property Rights or enter into any contract of a character required to be disclosed by Section 2.16 (except for contracts of a character required to be disclosed by subsections (g) and (l) of Section 2.16 and, to the extent addressed by (g) or (l), subsection (o) of Section 2.16, and entered into in the ordinary course of business);

(o) Materially revalue any of its assets or, except as required by GAAP, make any change in tax or accounting methods, principles or practices;

(p) Discharge, settle or satisfy any disputed claim, litigation, arbitration, disputed liability or other controversy (absolute, accrued, asserted or unasserted, contingent or otherwise), including any liability for Taxes, other than the discharge or satisfaction in the ordinary course of business consistent with past practice, or in accordance with their terms, of liabilities reflected or reserved against in the Company Balance Sheet or incurred since March 31, 2007 in the ordinary course of business consistent with past practice, or waive any material benefits of, or agree to modify in any material respect, any confidentiality, standstill or similar agreements to which the Company or any of its subsidiaries is a party; provided, however, that the discharge or settlement of any disputed claim, liability or other controversy in the amount of less than $250,000 shall not be deemed to be prohibited by the foregoing;

(q) Take any action that is intended or would reasonably be expected to prevent or materially impede the consummation of any of the transactions contemplated by this Agreement, including with respect to any “poison pill” or similar plan, agreement or arrangement, any other anti-takeover measure, or any Takeover Statute;

(r) Take any action that is intended or would reasonably be expected to result in any of the conditions set forth in Article 6 not being satisfied; or

(s) Agree in writing or otherwise to take any of the actions described in Section 4.1(a) through 4.1(r) above.

Article 5

Additional Agreements

5.1 Proxy Statement/Prospectus; Registration Statement; Antitrust and Other Filings.

(a) As promptly as practicable after the execution of this Agreement, the Company and Parent will prepare and file with the SEC the Proxy Statement/Prospectus, and Parent will prepare and file with the SEC the Registration Statement in which the Proxy Statement/Prospectus will be included as a prospectus. Each of the Company and Parent will respond to any comments of the SEC and will use commercially reasonable efforts to have the Registration Statement declared effective under the Securities Act as promptly as practicable after such filing. The Company will cause the Proxy Statement/Prospectus to be mailed to its shareholders at the earliest practicable time after the Registration Statement is declared effective by the SEC.

(b) As promptly as practicable after the execution of this Agreement, each of the Company and Parent will prepare and file (i) Notification and Report Forms with the United States Federal Trade Commission and the Antitrust Division of the United States Department of Justice as required by the HSR Act, (ii) any other pre-merger notification forms required by the merger notification or control laws of any other applicable jurisdiction, as agreed by the parties hereto (all such filings under clauses (i) and (ii), the “Antitrust Filings”), and (iii) any other filings required to be filed by it under the Exchange Act, the Securities Act or any other federal, state or foreign laws relating to the Merger and the transactions contemplated by this Agreement (the “Other Filings”). The Company and Parent each shall promptly supply the other with any information which may be required in order to effectuate any filings pursuant to this Section 5.1.

(c) Each of the Company and Parent will notify the other promptly upon the receipt of any comments from the SEC or its staff or any other government officials in connection with any filing made pursuant hereto and of any request by the SEC or its staff or any other government officials for amendments or supplements to the Registration Statement, the Proxy Statement/Prospectus or any Antitrust Filings or Other Filings or for additional information and will supply the other with copies of all correspondence between such party or any of its representatives, on the one hand, and the SEC, or its staff or any other government officials, on the other hand, with respect to the Registration Statement, the Proxy Statement/Prospectus, the Merger or any Antitrust Filing or Other Filing. Each of the Company and Parent will cause all documents that it is responsible for filing with the SEC or other regulatory authorities under this Section 5.1 to comply in all material respects with all applicable Legal Requirements. Whenever any event occurs that is required to be set forth in an amendment or supplement to the Proxy Statement/Prospectus, the Registration Statement or any Antitrust Filing or Other Filing, the Company or Parent, as the case may be, will promptly inform the other of such occurrence and cooperate in filing with the SEC or its staff or any other government officials, and/or mailing to shareholders of the Company, such amendment or supplement.

5.2 Meeting of Shareholders.

(a) Promptly after the date hereof, the Company will take all action necessary in accordance with the DGCL and its Certificate of Incorporation and Bylaws to convene the Company Shareholders’ Meeting to be held as promptly as practicable, and in any event (to the extent permissible under applicable law) within 45 days after the declaration of effectiveness of the Registration Statement, for the purpose of voting upon approval of the Merger and adoption of this Agreement. Subject to Section 5.2(c), the Company will use its commercially reasonable efforts to solicit from its shareholders proxies in favor of the approval of the Merger and adoption of this Agreement and will take all other action necessary or advisable to secure the vote or consent of its shareholders required by the rules of the American Stock Exchange LLC or the DGCL to obtain such approvals. The Company may adjourn or postpone the Company Shareholders’ Meeting to the extent necessary to ensure that any necessary supplement or amendment to the Proxy Statement/Prospectus is provided to the Company’s shareholders in advance of a vote on the approval of the Merger and adoption of this Agreement or, if as of the time for which the Company Shareholders’ Meeting is originally scheduled (as set forth in the Proxy Statement/Prospectus) there are insufficient shares of Company Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Company Shareholders’ Meeting. The Company shall ensure that the Company Shareholders’ Meeting is called, noticed, convened, held and conducted, and that all proxies solicited by the Company in connection with the Company Shareholders’ Meeting are solicited, in compliance with the DGCL, its Certificate of Incorporation and Bylaws, the applicable rules of the American Stock Exchange LLC and all other applicable Legal Requirements. Subject to Section 7.1(f), the Company’s obligation to call, give notice of, convene and hold the Company Shareholders’ Meeting in accordance with this Section 5.2(a) shall not be limited or otherwise affected by the commencement, disclosure, announcement or submission to the Company of any Acquisition Proposal or Superior Offer (each as defined below), or by any withdrawal, amendment or modification of the recommendation of the Board of Directors of the Company with respect to this Agreement or the Merger.

(b) Subject to Section 5.2(c): (i) the Board of Directors of the Company shall recommend that the Company’s shareholders vote in favor of the approval of the Merger and adoption of this Agreement at the Company Shareholders’ Meeting; (ii) the Proxy Statement/Prospectus shall include a statement to the effect that the Board of Directors of Company has recommended that the Company’s shareholders vote in favor of the approval of the Merger and adoption of this Agreement at the Company Shareholders’ Meeting; and (iii) neither the Board of Directors of the Company nor any committee thereof shall withdraw, amend or modify, or propose or resolve to withdraw, amend or modify in a manner adverse to Parent, the recommendation of the Board of Directors of the Company that the Company’s shareholders vote in favor of the approval of the Merger and adoption of this Agreement.

(c) Nothing in this Agreement shall prevent the Board of Directors of the Company from withholding, withdrawing, amending or modifying its recommendation (a “Change of Recommendation”) that the Company’s shareholders vote in favor of the approval of the Merger and adoption of this Agreement if (i) a Superior Offer (as defined below) is made to the Company and is not withdrawn, (ii) the Company shall have provided written notice to Parent (a “Notice of Superior Offer”) advising Parent that the Company has received a Superior Offer, specifying all of the terms and conditions of such Superior Offer and identifying the person or entity making such Superior Offer, (iii) Parent shall not, within five (5) business days of Parent’s receipt of the Notice of Superior Offer, have made an offer that the Company’s Board of Directors reasonably determines in good faith (after consultation with Lazard Frères & Co. LLC or another financial advisor of national standing) to be at least as favorable to the Company’s shareholders as such Superior Offer (it being agreed that the Board of Directors of the Company shall promptly following the receipt of any such offer convene a meeting at which it will consider such offer in good faith), (iv) the Board of Directors of the Company reasonably determines in good faith, after consultation with its outside counsel, that, in light of such Superior Offer, the withholding, withdrawal, amendment or modification of such recommendation is required in order for the Board of Directors of the Company to comply with its fiduciary obligations to the Company’s shareholders under applicable law and (v) the Company shall not have violated any of the restrictions set forth in this Section 5.2 or Section 5.4. The Company shall provide Parent with at least three business days prior notice (or such lesser prior notice as is provided to the members of the Company’s Board of Directors but in no event less than twenty-four hours) of any meeting of the Company’s Board of Directors at which the Company’s Board of Directors is reasonably expected to consider any Acquisition Proposal (as defined in Section 5.4) or to determine whether such Acquisition Proposal is a Superior Offer. Subject to Section 7.1(f), nothing contained in this Section 5.2(c) shall limit the Company’s obligation to hold and convene the Company Shareholders’ Meeting (regardless of whether the recommendation of the Board of Directors of the Company shall have been withheld, withdrawn, amended or modified).

For purposes of this Agreement, a “Superior Offer” shall mean an unsolicited, bona fide, binding written offer made by a third party to consummate any of the following transactions: (i) a merger or consolidation involving the Company pursuant to which the shareholders of the Company immediately preceding such transaction would hold less than 50% of the equity interest in the surviving or resulting entity of such transaction or (ii) the acquisition by any person or “group” (as defined under Section 13(d) of the Exchange Act and the rules and regulations thereunder) (including by way of a tender offer or an exchange offer or a two-step transaction involving a tender offer followed with reasonable promptness by a cash-out merger involving the Company), directly or indirectly, of ownership of 50% or more of the then outstanding shares of capital stock of the Company, on terms that the Board of Directors of the Company reasonably determines in good faith (after consultation with Lazard Frères & Co. LLC or another financial advisor of national standing) to be more favorable to the Company shareholders than the terms of the Merger; provided, however, that any such offer shall not be deemed to be a “Superior Offer” (A) unless any financing required to consummate the transaction contemplated by such offer is committed, or unless the Company’s Board of Directors shall reasonably determine in good faith (after consultation with Lazard Frères & Co. LLC or another financial advisor of national standing) that such financing is likely to be obtained by such third party on a timely basis or (B) if there is a due diligence condition to the third party’s obligation to consummate the transaction that is the subject of the Superior Offer.

(d) Nothing contained in this Agreement shall prohibit the Company or its Board of Directors from disclosing to its shareholders a position contemplated by Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act, if, in the good faith judgment of the Company’s Board of Directors, after consultation with its outside counsel, such disclosure is required in order for the Board of Directors to comply with its fiduciary obligations, or is otherwise required, under applicable law; provided that the Company shall not disclose a position constituting a Change of Recommendation unless specifically permitted pursuant to the terms of Section 5.2(c).

5.3 Confidentiality; Access to Information.

(a) The parties acknowledge that the Company and Parent have previously executed that certain confidentiality agreement dated as of July 30, 2007 between the Company and Parent, as amended to date (the “Confidentiality Agreement”), which Confidentiality Agreement will continue in full force and effect in accordance with its terms.

(b) Parent, on the one hand, and the Company, on the other, will afford the other party and the other party’s accountants, counsel and other representatives reasonable access during regular business hours to its properties, books, records and personnel during the period prior to the Effective Time to obtain all information concerning the business, including the status of product development efforts, properties, results of operations and personnel, as the other party may reasonably request. No information or knowledge obtained by a party in any investigation pursuant to this Section 5.3 will affect or be deemed to modify any representation or warranty contained herein or the conditions to the obligations of the parties to consummate the Merger.

5.4 No Solicitation.

(a) From and after the date of this Agreement until the Effective Time or termination of this Agreement pursuant its terms, the Company and its subsidiaries will not, nor will they authorize or permit any of their respective officers, directors, affiliates or employees or any investment banker, attorney or other advisor or representative retained by any of them to, directly or indirectly, (i) solicit, initiate, encourage or induce the making, submission or announcement of any Acquisition Proposal (as hereinafter defined), (ii) participate in any discussions or negotiations regarding, or furnish to any person any nonpublic information with respect to, or take any other action intended or known to facilitate any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any Acquisition Proposal, (iii) engage in discussions with any person with respect to any Acquisition Proposal, except to refer them to the provisions of this Section 5.4(a), (iv) approve, endorse or recommend any Acquisition Proposal or (v) enter into any letter of intent or similar document or any contract, agreement or commitment contemplating or otherwise relating to any Acquisition Proposal; provided, however, that prior to the approval of the Merger and adoption of this Agreement at the Company Shareholders’ Meeting, this Section 5.4(a) shall not prohibit the Company from furnishing nonpublic information regarding the Company and its subsidiaries to, or entering into discussions with, any person or group who has submitted (and not withdrawn) to the Company an unsolicited, written, bona fide Acquisition Proposal that the Board of Directors of the Company reasonably determines in good faith (after consultation with Lazard Frères & Co. LLC or another financial advisor of national standing) constitutes, or is likely to lead to, a Superior Offer; provided that (1) neither the Company nor any representative of the Company and its subsidiaries shall have violated any of the restrictions set forth in this Section 5.4, (2) the Board of Directors of the Company shall have concluded in good faith, after consultation with its outside legal counsel, that such action is required in order for the Board of Directors of the Company to comply with its fiduciary obligations to the Company’s shareholders under applicable law, (3) prior to furnishing any such nonpublic information to, or entering into any such discussions with, such person or group, the Company shall have given Parent written notice of the identity of such person or group and the material terms and conditions of such Acquisition Proposal and of the Company’s intention to furnish nonpublic information to, or enter into discussions with, such person or group, and the Company shall have received from such person or group an executed confidentiality agreement containing terms at least as restrictive with regard to the Company’s confidential information as the Confidentiality Agreement, (4) the Company shall have given Parent at least three business days’ advance notice of its intent to furnish such nonpublic information or enter into such discussions, and (5) contemporaneously with furnishing any such nonpublic information to such person or group, the Company shall have furnished such nonpublic information to Parent (to the extent such nonpublic information shall not have been previously furnished by the Company to Parent). The Company and its subsidiaries shall immediately cease, and cause their respective officers, directors, affiliates, employees, investment bankers, attorneys and other advisors and representatives to cease, any and all existing activities, discussions or negotiations with any parties conducted heretofore with respect to any Acquisition Proposal. Without limiting the foregoing, it is understood that any violation of the restrictions set forth in the preceding two sentences by any officer, director or employee o f the Company or any of its subsidiaries or any investment banker, attorney or other advisor or representative of the Company or any of its subsidiaries shall be deemed to be a breach of this Section 5.4 by the Company.

For purposes of this Agreement, “Acquisition Proposal” shall mean any inquiry, offer or proposal (other than an inquiry, offer or proposal by Parent) relating to, or involving: (A) any acquisition or purchase by any person or “group” (as defined under Section 13(d) of the Exchange Act and the rules and regulations thereunder) of more than a 15% beneficial ownership interest in the total outstanding voting securities of Company or any of its subsidiaries; (B) any tender offer or exchange offer that if consummated would result in any person or “group” (as defined under Section 13(d) of the Exchange Act and the rules and regulations thereunder) beneficially owning 15% or more of the total outstanding voting securities of the Company or any of its subsidiaries; (C) any merger, consolidation, business combination or similar transaction involving the Company or any of its subsidiaries pursuant to which the shareholders of the Company immediately preceding such transaction hold or, in the case of a subsidiary of the Company, the Company holds, less than 85% of the equity interests in the surviving or resulting entity of such transaction; (D) any sale, lease, exchange, transfer, license (other than in the ordinary course of business), acquisition, or disposition of any assets of the Company or any of its subsidiaries that generate or constitute 10% or more of the net revenue, net income or assets of the Company and its subsidiaries, taken as a whole; or (E) any liquidation, dissolution, recapitalization or other reorganization of the Company or any of its subsidiaries.

(b) In addition to the obligations of the Company set forth in Section 5.4(a), the Company as promptly as practicable, and in any event within 24 hours of its receipt, shall advise Parent orally and in writing of an Acquisition Proposal or any request for nonpublic information or other inquiry which the Company reasonably believes could lead to an Acquisition Proposal, the material terms and conditions of such Acquisition Proposal, request or inquiry, and the identity of the person or group making any such Acquisition Proposal, request or inquiry, and provide copies of all written materials sent or provided to the Company by or on behalf of any person or group or provided to any such person or group by or on behalf of the Company. The Company will keep Parent informed as promptly as practicable in all material respects of the status and details (including material amendments or proposed amendments) of any such Acquisition Proposal, request or inquiry.

5.5 Public Disclosure.   Parent and the Company will consult with each other, and to the extent practicable, agree, before issuing any press release or otherwise making any public statement with respect to the Merger, this Agreement or an Acquisition Proposal and will not issue any such press release or make any such public statement prior to such consultation, except as may be required by law or any listing agreement with the American Stock Exchange LLC. The parties hereto have agreed to the text of the joint press release announcing the signing of this Agreement.

5.6 Reasonable Best Efforts; Notification.

(a) Upon the terms and subject to the conditions set forth in this Agreement, each of the parties agrees to use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Merger and the other transactions contemplated by this Agreement, including using its reasonable best efforts to accomplish the following: (i) causing the conditions precedent set forth in Article 6 to be satisfied, (ii) obtaining all necessary actions or nonactions, waivers, consents, approvals, orders and authorizations from Governmental Entities and making of all necessary registrations, declarations and filings (including registrations, declarations and filings with Governmental Entities) and taking all steps that may be necessary to avoid any suit, claim, action, investigation or proceeding by any Governmental Entity, (iii) obtaining all necessary consents, approvals or waivers from third parties, (iv) defending any suits, claims, actions, investigations or proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the transactions contemplated hereby, including seeking to have any stay or temporary restraining order entered by any court or other Governmental Entity vacated or reversed and (v) executing and delivering any additional instruments necessary to consummate the transactions contemplated by, and to fully carry out the purposes of, this Agreement. Notwithstanding anything in this Agreement to the contrary, neither Parent nor any of its affiliates shall be under any obligation to make proposals, execute or carry out agreements or submit to orders providing for the sale or other disposition or holding separate (through the establishment of a trust or otherwise) of any assets or categories of assets of Parent or any of its affiliates or the Company or any of its subsidiaries or the holding separate of the shares of Company Common Stock (or shares of stock of the Surviving Corporation) or imposing or seeking to impose any limitation on the ability of Parent or any of its subsidiaries or affiliates to conduct their business or own such assets or to acquire, hold or exercise full rights of ownership of the shares of Company Common Stock (or shares of stock of the Surviving Corporation).

(b) Each of the Company and Parent will give prompt notice to the other of (i) any notice or other communication from any person alleging that the consent of such person is or may be required in connection with the Merger or any of the other transactions contemplated by this Agreement, (ii) any notice or other communication from any Governmental Entity in connection with the Merger or any of the other transactions contemplated by this Agreement, (iii) any litigation relating to, involving or otherwise affecting the Company, Parent or their respective subsidiaries that relates to the Merger or any of the other transactions contemplated by this Agreement. The Company shall give prompt written notice to Parent of any representation or warranty made by it contained in this Agreement becoming untrue or inaccurate in any material respect, or any failure of the Company to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under this Agreement; provided, however, that no such notification shall affect the representations, warranties, covenants or agreements of the parties or the conditions to the obligations of the parties under this Agreement. Parent shall give prompt written notice to the Company of any representation or warranty made by it or Merger Sub contained in this Agreement becoming untrue or inaccurate in any material respect, or any failure of Parent or Merger Sub to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under this Agreement; provided, however, that no such notification shall affect the representations, warranties, covenants or agreements of the parties or the conditions to the obligations of the parties under this Agreement.

5.7 Third Party Consents.   As soon as practicable following the date hereof, Parent and the Company will each use its commercially reasonable efforts to obtain any consents, waivers and approvals under any of its or its subsidiaries’ respective material agreements, contracts, licenses or leases required to be obtained in connection with the consummation of the Merger and the other transactions contemplated hereby.

5.8 Stock Options and Warrants.

(a) At the Effective Time, each outstanding Company Option will be assumed by Parent. Each Company Option so assumed by Parent under this Agreement will continue to have, and be subject to, the same terms and conditions set forth in the applicable Company Option Plan, if any, pursuant to which the Company Option was issued and any option agreement between the Company and the optionee with regard to the Company Option immediately prior to the Effective Time, except that (i) each Company Option will be exercisable for that number of whole shares of Parent Common Stock equal to the product of the number of shares of Company Common Stock that were issuable upon exercise of such Company Option immediately prior to the Effective Time multiplied by the Exchange Ratio, rounded down to the nearest whole number of shares of Parent Common Stock and (ii) the per share exercise price for the shares of Parent Common Stock issuable upon exercise of such assumed Company Option will be equal to the quotient determined by dividing the exercise price per share of Company Common Stock at which such Company Option was exercisable immediately prior to the Effective Time by the Exchange Ratio, rounded up to the nearest whole cent.

(b) It is intended that Company Options assumed by Parent shall be adjusted in a manner consistent with Section 424 of the Code (whether or not such Company Options qualify as incentive stock options under Section 422 of the Code) and shall qualify following the Effective Time as incentive stock options as defined in Section 422 of the Code to the extent Company Options qualified as incentive stock options immediately prior to the Effective Time and the provisions of this Section 5.8 shall be applied consistent with such intent.

(c) At the Effective Time, each outstanding Company Warrant will be assumed by Parent. Each Company Warrant so assumed by Parent under this Agreement will continue to have, and be subject to, the same terms and conditions set forth in the applicable Company Warrant immediately prior to the Effective Time, except that (i) each Company Warrant will be exercisable for that number of whole shares of Parent Common Stock equal to the product of the number of shares of Company Common Stock that were issuable upon exercise of such Company Warrant immediately prior to the Effective Time multiplied by the Exchange Ratio, rounded down to the nearest whole number of shares of Parent Common Stock and (ii) the per share exercise price for the shares of Parent Common Stock issuable upon exercise of such assumed Company Warrant will be equal to the quotient determined by dividing the exercise price per share of Company Common Stock at which such Company Warrant was exercisable immediately prior to the Effective Time by the Exchange Ratio, rounded up to the nearest whole cent.

5.9 Form S-8.   Parent agrees to file a registration statement on Form S-8 for the shares of Parent Common Stock issuable with respect to assumed Company Options promptly, but in no event later than two business days, following the Effective Time and shall maintain the effectiveness of such registration statement thereafter for so long as any such Company Options remain outstanding.

5.10 Indemnification and Insurance.

(a) Indemnity.  From and after the Effective Time, Parent shall, and shall cause the Surviving Corporation to, to the fullest extent permitted by applicable Legal Requirements, indemnify, defend and hold harmless, and provide advancement of expenses to, each person who is now or who becomes prior to the Effective Time an officer or director of the Company or any of its subsidiaries (the “Indemnified Parties”) against all losses, claims, damages, costs, expenses, liabilities or judgments or amounts that are paid in settlement of or in connection with any claim or action that is based in whole or in part on, or arises in whole or in part out of, the fact that such person is or was a director or officer of the Company or any of its subsidiaries, and pertaining to any matter existing or occurring, or any acts or omissions occurring, at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time (including matters, acts or omissions occurring in connection with the approval of this Agreement and the consummation of the transactions contemplated hereby), to the same extent such persons are entitled to be indemnified or have the right to advancement of expenses as of the date of this Agreement by the Company or any of its subsidiaries pursuant to the Company Charter Documents, and indemnification agreements of the Company and its subsidiaries in existence on the date hereof with such persons. The Certificate of Incorporation and bylaws of the Surviving Corporation will contain provisions with respect to exculpation and indemnification that are at least as favorable to the Indemnified Parties as those contained in the Certificate of Incorporation and Bylaws of the

Company as in effect on the date hereof, which provisions will not be amended, repealed or otherwise modified for a period of six (6) years from the Effective Time in any manner that would adversely affect the rights thereunder of Indemnified Parties, unless such modification is required by law.

(b) Insurance.  For a period of six years after the Effective Time, Parent shall cause the Surviving Corporation to maintain in effect the directors’ and officers’ liability insurance maintained by the Company covering those persons who are covered by the Company’s directors’ and officers’ liability insurance policy as of the date hereof (the “D&O Insurance”) for events occurring prior to the Effective Time on terms comparable to those applicable to the current directors and officers of the Company for a period of six years; provided that if the existing D&O Insurance expires, is terminated or is canceled during such six-year period, Parent shall cause the Surviving Corporation to substitute therefor policies containing terms and conditions which are in all material respects no less favorable in the aggregate than those applicable to the current directors and officers of the Company; provided, however, that in no event will the Surviving Corporation be required in any given year to expend in excess of 250% of the annual premium currently paid by the Company for such coverage (and to the extent the annual premium would exceed 250% of the annual premium currently paid by the Company for such coverage, Parent shall cause the Surviving Corporation to maintain the maximum amount of coverage as is available for such 250% of such annual premium). To the extent that a six-year “tail” policy to extend the Company’s existing D&O Insurance is available prior to the Closing, the Company may obtain such “tail” policy and such “tail” policy shall satisfy Parent’s obligation under this Section 5.10(b).

(c) Third-Party Beneficiaries.  This Section 5.10 is intended to be for the benefit of, and shall be enforceable by, the Indemnified Parties and their heirs and personal representatives and shall be binding on Parent and the Surviving Corporation and its successors and assigns.

5.11 Stock Exchange Listing.   Parent agrees to authorize for listing on the American Stock Exchange the shares of Parent Common Stock issuable, and those required to be reserved for issuance, in connection with the Merger, including those shares issuable pursuant to the exercise of Company Options assumed by Parent, effective upon official notice of issuance.

5.12 Takeover Statutes.   If any Takeover Statute is or may become applicable to the Merger or the other transactions contemplated by this Agreement, each of Parent and the Company and their respective Boards of Directors shall grant such approvals and take such lawful actions as are necessary to ensure that such transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise act to eliminate or minimize the effects of such statute and any regulations promulgated thereunder on such transactions.

5.13 Certain Employee Benefits.

(a) Effective as of the day immediately preceding the Closing Date, the Company and its Affiliates, as applicable, shall each terminate any plans intended to include a Code Section 401(k) arrangement (unless Parent provides written notice to the Company that such 401(k) plans shall not be terminated) (the “401(k) Plan(s)”). Unless Parent provides such written notice to the Company, no later than five business days prior to the Closing Date, the Company shall provide Parent with evidence that such 401(k) Plan(s) have been terminated (effective as of the day immediately preceding the Closing Date) pursuant to resolutions of the Company’s Board of Directors.

(b) As of the Closing Date, Parent will either (i) permit employees of the Company and each of its subsidiaries who continue employment with Parent or the Surviving Corporation following the Closing Date (“Continuing Employees”), and, as applicable, their eligible dependents, to participate in the employee benefit plans, programs or policies (including without limitation any plan intended to qualify within the meaning of Section 401(a) of the Code and any vacation, sick, or personal time off plans or programs) of Parent on terms no less favorable than those provided to similarly situated employees of Parent, (ii) continue comparable Company Employee Plans other than the 401(k) Plans (except as otherwise provided pursuant to Section 5.13(a)), or (iii) a combination of clauses (i) and (ii) (it being understood that Parent shall have no obligation to continue any Company Employee Plan not comparable to plans or programs of Parent in effect on the Closing Date). To the extent Parent elects to have Continuing Employees and their eligible dependents participate in its employee benefit plans, program or policies following the Closing Date, (A) each such Continuing Employee will receive credit for purposes of eligibility to participate and vesting (but not for purposes of benefit accrual) under such plan for years of service with the Company (or any of its subsidiaries), including predecessor employers acquired directly or indirectly by the Company prior to the Closing Date, and (B) Parent will use commercially reasonable efforts to (1) cause any and all pre-existing condition limitations, eligibility waiting periods and evidence of insurability requirements under any group health plans of Parent in which such employees and their eligible dependents will participate to be waived and (2) provide for credit for any co-payments and deductibles prior to the Closing Date for purposes of satisfying any applicable deductible, out-of-pocket or similar requirements under any such plans that may apply after the Closing Date.

5.14 Company Affiliates; Restrictive Legend.   Parent will give stop transfer instructions to its transfer agent with respect to any Parent Common Stock received pursuant to the Merger by any Company Affiliate, and there will be placed on the certificates representing such Parent Common Stock, or any substitutions therefor, a legend stating in substance:

THE SHARES REPRESENTED BY THIS CERTIFICATE WERE ISSUED IN A TRANSACTION TO WHICH RULE 145 PROMULGATED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, APPLIES AND MAY BE TRANSFERRED ONLY (A) IN CONFORMITY WITH RULE 145(D) UNDER SUCH ACT, (B) IN ACCORDANCE WITH A WRITTEN OPINION OF COUNSEL, REASONABLY ACCEPTABLE TO THE ISSUER, IN FORM AND SUBSTANCE REASONABLY ACCEPTABLE TO THE ISSUER THAT THE TRANSFER IS EXEMPT FROM THE REGISTRATION AND PROSPECTUS DELIVERY REQUIREMENTS OF THE SECURITIES ACT OF 1933, AS AMENDED.

5.15 Qualification as a Reorganization.   Each of the parties hereto agrees not to take any action (or fail to take any action), either prior to or following the Closing, that would reasonably be expected to cause the Merger to fail to qualify as a “reorganization” within the meaning of section 368(a) of the Code and the regulations thereunder. None of the parties hereto shall take any position on any federal, state or local income or franchise tax return, or take any other tax reporting position, that is inconsistent with the treatment of the Merger as a “reorganization” within the meaning of Section 368(a) of the Code, unless otherwise required by applicable Legal Requirement.

5.16 Section 16 Matters.   Prior to the Effective Time, Parent and the Company shall take all such steps as may be required (to the extent permitted under applicable Legal Requirements) to cause any dispositions of Company Common Stock (including derivative securities with respect to Company Common Stock) resulting from the transactions contemplated by Article 1 of this Agreement by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company, and the acquisition of Parent Common Stock (including derivative securities with respect to Parent Common Stock) by each individual who is or will be subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Parent, to be exempt under Rule 16b-3 promulgated under the Exchange Act.

5.17 Merger Sub Compliance.   Parent shall cause Merger Sub to comply with all of Merger Sub’s obligations under or relating to this Agreement. Merger Sub shall not engage in any business which is not in connection with the Merger and the transactions contemplated hereby.

5.18 Resignations. The Company shall use commercially reasonable efforts to cause each director and officer of the Company and its subsidiaries to deliver to Parent, at least five business days before the Closing, written resignations from each such position as director or officer, in each case effective at or before the Effective Time.

Article 6

Conditions to the Merger

6.1 Conditions to Obligations of Each Party to Effect the Merger.   The respective obligations of each party to this Agreement to effect the Merger shall be subject to the satisfaction at or prior to the Closing Date of the following conditions:

(a) Shareholder Approval.  The Company Shareholder Approval shall have been obtained.

(b) Registration Statement Effective; Proxy Statement.  The SEC shall have declared the Registration Statement effective. No stop order suspending the effectiveness of the Registration Statement or any part thereof shall have been issued and no proceeding for that purpose, and no similar proceeding in respect of the Proxy Statement/Prospectus, shall have been initiated or threatened in writing by the SEC.

(c) No Order.  No Governmental Entity shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, executive order, decree, injunction or other order (whether temporary, preliminary or permanent), including under the HSR Act, which is in effect and which has the effect of making the Merger illegal or otherwise prohibiting consummation of the Merger or any other material transaction contemplated hereby. All waiting periods, if any, under the HSR Act relating to the transactions contemplated hereby shall have expired or been terminated.

6.2 Additional Conditions to Obligations of the Company.   The obligation of the Company to consummate and effect the Merger shall be subject to the satisfaction at or prior to the Closing Date of each of the following conditions, any of which may be waived, in writing, exclusively by the Company:

(a) Representations and Warranties.  Each representation and warranty of Parent and Merger Sub contained in this Agreement (i) shall have been true and correct as of the date of this Agreement and (ii) shall be true and correct (without regard to any qualification or exception relating to materiality or Material Adverse Effect) on and as of the Closing Date with the same force and effect as if made on the Closing Date except (A) in each case, individually or in the aggregate, as does not constitute a Material Adverse Effect on Parent as of the Closing Date; provided, however, such Material Adverse Effect qualification shall be inapplicable with respect to the representations and warranties contained in (1) the first sentence of Section 3.2(a), (2) the first sentence of Section 3.2(b) and (3) Section 3.3(a) (all of which representations in clauses (1) through (3) shall be true and correct at the applicable times in all material respects), and (B) for those representations and warranties which address matters only as of a particular date (which representations shall have been true and correct (subject to the qualifications set forth in the preceding clause (A)) as of such particular date) (it being understood that, for purposes of determining the accuracy of such representations and warranties, any update of or modification to the Parent Disclosure Schedule made or purported to have been made after the execution of this Agreement shall be disregarded).

(b) Agreements and Covenants.  Parent and Merger Sub shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by them on or prior to the Closing Date.

(c) Material Adverse Effect.  No Material Adverse Effect with respect to Parent shall have occurred since the date of this Agreement and be continuing.

(d) Officer’s Certificate.  The Company shall have received a certificate, in form and substance reasonably satisfactory to the Company, signed on behalf of Parent by an authorized officer of Parent, to the effect set forth in Sections 6.2(a), 6.2(b) and 6.2(c).

(e) Tax Opinion.  The Company shall have received an opinion of Wilson Sonsini Goodrich & Rosati, P.C., dated as of the Closing Date, in form and substance reasonably satisfactory to it, on the basis of the facts, representations and assumptions set forth or referred to in such opinion, that the Merger will constitute a reorganization within the meaning of section 368(a) of the Code and that each of Parent and the Company will be a party to the reorganization within the meaning of section 368(a) of the Code, provided, however, that if Wilson Sonsini Goodrich & Rosati, P.C. does not render such opinion, this condition shall nonetheless be deemed to be satisfied with respect to the Company if Foley Hoag LLP renders such opinion to the Company. The parties to this Agreement agree to make such reasonable representations as requested by such counsel for the purpose of rendering such opinion.

(f) Stock Exchange Listing.  The shares of Parent Common Stock to be issued in the Merger shall have been approved for listing on the American Stock Exchange, subject to official notice of issuance.

6.3 Additional Conditions to the Obligations of Parent and Merger Sub.   The obligations of Parent and Merger Sub to consummate and effect the Merger shall be subject to the satisfaction at or prior to the Closing Date of each of the following conditions, any of which may be waived, in writing, exclusively by Parent:

(a) Representations and Warranties.  Each representation and warranty of the Company contained in this Agreement (i) shall have been true and correct as of the date of this Agreement and (ii) shall be true and correct (without regard to any qualification or exception relating to materiality or Material Adverse Effect) on and as of the Closing Date with the same force and effect as if made on and as of the Closing Date except (A) in each case, individually or in the aggregate, as does not constitute a Material Adverse Effect on the Company as of the Closing Date; provided, however, such Material Adverse Effect qualification shall be inapplicable with respect to the representations and warranties contained in (1) the first sentence of Section 2.2(a), (2) the first sentence of Section 2.2(b), (3) the first and third sentences of Section 2.3, and (4) Sections 2.4(a), 2.20, 2.21 and 2.23 (all of which representations in clauses (1) through (4) shall be true and correct at the applicable times in all material respects), and (B) for those representations and warranties which address matters only as of a particular date (which representations shall have been true and correct (subject to the qualifications set forth in the preceding clause (A)) as of such particular date) (it being understood that, for purposes of determining the accuracy of such representations and warranties, any update of or modification to the Company Disclosure Schedule made or purported to have been made after the execution of this Agreement shall be disregarded).

(b) Agreements and Covenants.  The Company shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it at or prior to the Closing Date.

(c) Material Adverse Effect.  No Material Adverse Effect with respect to the Company shall have occurred since the date of this Agreement and be continuing.

(d) Officer’s Certificate.  Parent shall have received a certificate, in form and substance reasonably satisfactory to Parent, signed on behalf of the Company by the Chief Executive Officer or Chief Financial Officer of the Company, to the effect set forth in Sections 6.3(a), 6.3(b) and 6.3(c).

(e) Tax Opinion.  Parent shall have received an opinion of Foley Hoag LLP, dated as of the Closing Date, in form and substance reasonably satisfactory to it, on the basis of the facts, representations and assumptions set forth or referred to in such opinion, that the Merger will constitute a reorganization within the meaning of section 368(a) of the Code and that each of Parent and the Company will be a party to the reorganization within the meaning of section 368(a) of the Code, provided, however, that if Foley Hoag LLP does not render such opinion, this condition shall nonetheless be deemed to be satisfied with respect to Parent if Wilson Sonsini Goodrich & Rosati, P.C. renders such opinion to Parent. The parties to this Agreement agree to make such reasonable representations as requested by such counsel for the purpose of rendering such opinion.

(f) No Restraints.  There shall not be instituted or pending any action or proceeding by any Governmental Entity, including under the HSR Act, (i) seeking to restrain, prohibit or otherwise interfere with the ownership or operation by Parent or any of its subsidiaries of all or any portion of the business of the Company or any of its subsidiaries or of Parent or any of its subsidiaries or to compel Parent or any of its subsidiaries to dispose of or hold separate all or any portion of the business or assets of the Company or any of its subsidiaries or of Parent or any of its subsidiaries, (ii) seeking to impose or confirm limitations on the ability of Parent or any of its subsidiaries effectively to exercise full rights of ownership of the shares of Company Common Stock (or shares of stock of the Surviving Corporation)

including the right to vote any such shares on any matters properly presented to shareholders or (iii) seeking to require divestiture by Parent or any of its subsidiaries of any such shares.

Article 7

Termination, Amendment and Waiver

7.1 Termination.   This Agreement may be terminated at any time prior to the Effective Time, whether before or after the requisite approvals of the shareholders of Parent and the Company:

(a) by mutual written consent duly authorized by the Boards of Directors of Parent and the Company;

(b) by either the Company or Parent if the Merger shall not have been consummated by February 6, 2008 (the “Termination Date”) for any reason; provided, however, that if the Merger shall not have been consummated solely due to the waiting period under the HSR Act (or any extension thereof) not having expired or been terminated, then the Termination Date shall be extended until June 6, 2008; and provided, further, that the right to terminate this Agreement under this Section 7.1(b) shall not be available to any party whose action or failure to act has been a principal cause of or resulted in the failure of the Merger to occur on or before such date and such action or failure to act constitutes a breach of this Agreement;

(c) by either the Company or Parent if a Governmental Entity shall have issued an order, decree or ruling or taken any other action, in any case having the effect of permanently restraining, enjoining or otherwise prohibiting the Merger, which order, decree, ruling or other action is final and nonappealable;

(d) by either the Company or Parent, if the Company Shareholder Approval shall not have been obtained by reason of the failure to obtain the required vote at a meeting of the Company shareholders duly convened therefore or at any adjournment thereof; provided, however, that the right to terminate this Agreement under this Section 7.1(d) shall not be available to the Company where the failure to obtain the Company Shareholder Approval shall have been caused by (i) the action or failure to act of the Company and such action or failure to act constitutes a material breach by the Company of this Agreement or (ii) a breach of any of the Voting Agreements by any party thereto other than Parent;

(e) by Parent (at any time prior to the Company Shareholder Approval) if a Triggering Event (as defined below) shall have occurred;

(f) by the Company (at any time prior to the Company Shareholder Approval), upon a Change of Recommendation in connection with a Superior Proposal; provided, that contemporaneously with the termination of this Agreement, (i) the Company pays to Parent the Termination Fee (as defined in Section 7.3(b)) and (ii) the Company enters into a definitive agreement to effect such Superior Proposal.

(g) by the Company, upon a breach of any covenant or agreement on the part of Parent set forth in this Agreement, or if any representation or warranty of Parent shall have become untrue, in either case such that the conditions set forth in Section 6.2(a) or Section 6.2(b) would not be satisfied, provided that if such inaccuracy in Parent’s representations and warranties or breach by Parent is curable by Parent, then the Company may not terminate this Agreement under this Section 7.1(g) for 30 days after delivery of written notice from the Company to Parent of such breach and intent to terminate, provided Parent continues to exercise commercially reasonable efforts to cure such breach (it being understood that the Company may not terminate this Agreement pursuant to this Section 7.1(g) if such breach by Parent is cured during such 30-day period, or if the Company shall be in material breach of this Agreement); or

(h) by Parent, upon a breach of any covenant or agreement on the part of the Company set forth in this Agreement, or if any representation or warranty of the Company shall have become untrue, in either case such that the conditions set forth in Section 6.3(a) or Section 6.3(b) would not be satisfied, provided that if such inaccuracy in the Company’s representations and warranties or breach by the Company is curable by the Company, then Parent may not terminate this Agreement under this Section 7.1(h) for 30 days after delivery of written notice from Parent to the Company of such breach and intent to terminate, provided the Company continues to exercise commercially reasonable efforts to cure such breach (it being understood that Parent may not terminate this Agreement pursuant to this Section 7.1(h) if such breach by the Company is cured during such 30-day period, or if Parent shall be in material breach of this Agreement).

For the purposes of this Agreement, a “Triggering Event” shall be deemed to have occurred if: (i) the Board of Directors of the Company or any committee thereof shall for any reason have withheld or withdrawn or shall have amended or modified in a manner adverse to Parent its recommendation in favor of the approval of the Merger and adoption of this Agreement; (ii) the Company shall have failed to include in the Proxy Statement/Prospectus the recommendation of the Board of Directors of the Company in favor of the approval of the Merger and adoption of this Agreement; (iii) the Board of Directors of the Company fails publicly to reaffirm its recommendation in favor of the approval of the Merger and adoption of this Agreement within ten business days after Parent requests in writing that such recommendation be reaffirmed at any time following the public announcement of an Acquisition Proposal; (iv) the Board of Directors of the Company or any committee thereof shall have approved or publicly recommended any Acquisition Proposal; (v) the Company shall have entered into any letter of intent or similar document or any agreement, contract or commitment accepting any Acquisition Proposal; (vi) the Company shall have breached any of the provisions of Sections 5.2 or 5.4 (other than in an immaterial manner); or (vii) a tender or exchange offer relating to securities of the Company shall have been commenced by a person unaffiliated with Parent, and the Company shall not have sent to its security holders pursuant to Rule 14e-2 promulgated under the Exchange Act, within ten business days after such tender or exchange offer is first published sent or given, a statement disclosing that the Company recommends rejection of such tender or exchange offer.

7.2 Notice of Termination; Effect of Termination.   Any proper termination of this Agreement under Section 7.1 will be effective immediately upon the delivery of written notice of the terminating party to the other parties hereto. In the event of the termination of this Agreement as provided in Section 7.1, this Agreement shall be of no further force or effect, except (i) as set forth in this Section 7.2, Section 7.3 and Article 8, each of which shall survive the termination of this Agreement, and (ii) nothing herein shall relieve any party from liability for any willful breach of this Agreement. No termination of this Agreement shall affect the obligations of the parties contained in the Confidentiality Agreement, all of which obligations shall survive termination of this Agreement in accordance with their terms.

7.3 Fees and Expenses.

(a) Except as set forth in this Section 7.3, all fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expenses whether or not the Merger is consummated; provided, however, that Parent and Company shall share equally (i) all fees and expenses, other than attorneys’ and accountants fees and expenses, incurred in relation to the printing and filing with the SEC of the Proxy Statement/Prospectus (including any preliminary materials related thereto) and the Registration Statement (including financial statements and exhibits) and any amendments or supplements thereto (including SEC filing fees), and (ii) the applicable filing fees associated with the Antitrust Filings.

(b) In the event that this Agreement is terminated by Parent or the Company, as applicable, pursuant to Sections 7.1(b), 7.1(d), 7.1(e) or 7.1(f), the Company shall promptly, but in no event later than two days after the date of such termination, pay Parent a fee equal to $5,250,000 in immediately available funds (the “Termination Fee”); provided, that in the case of a termination under Sections 7.1(b) or 7.1(d) prior to which no Triggering Event has occurred, (i) such payment shall be made only if (A) following the date of this Agreement and prior to the termination of this Agreement, a person has publicly announced an Acquisition Proposal and (B) within 12 months following the termination of this Agreement a Company Acquisition (as defined below) is consummated or the Company enters into a binding agreement providing for a Company Acquisition and (ii) such payment shall be made promptly, but in no event later than two days after the consummation of such Company Acquisition or the entry by the Company into such agreement; and provided further, that in the case of termination pursuant to Section 7.1(f), the Company shall pay the Termination Fee contemporaneously with the termination of this Agreement.

(c) Each of the Company and Parent acknowledges that the agreements contained in this Section 7.3 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, neither the Company nor Parent would enter into this Agreement. Accordingly, if the Company or Parent fails to pay in a timely manner amounts due pursuant to Section 7.3(b), and, in order to obtain such payment, the Company or Parent makes a claim for such amounts that results in a judgment against the other for the amounts described in Section 7.3(b), the judgment debtor shall pay to the judgment creditor its reasonable costs and expenses (including reasonable attorneys’ fees and expenses as provided in Section 8.7(b)) in connection with such suit, together with interest on the amounts described in Section 7.3(b) (at the prime rate of Bank of America in effect on the date such payment was required to be made) from such date until the payment of such amount (together with such accrued interest). Payment of the fees described in Section 7.3(b) shall not be in lieu of damages incurred in the event of willful breach of this Agreement.

For the purposes of this Agreement, “Company Acquisition” shall mean any of the following transactions (other than the transactions contemplated by this Agreement); (i) a merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company or any of its subsidiaries pursuant to which the shareholders of the Company immediately preceding such transaction hold or, in the case of a subsidiary, the Company holds, less than 50% of the aggregate equity interests in the surviving, resulting or parent entity of such transaction, (ii) a sale or other disposition by the Company or any of its subsidiaries of assets representing in excess of 50% of the aggregate fair market value of the Company’s consolidated business immediately prior to such sale, or (iii) the acquisition by any person or group (including by way of a tender offer or an exchange offer or issuance by the Company or any of its subsidiaries), directly or indirectly, of beneficial ownership or a right to acquire beneficial ownership of shares representing in excess of 50% of the voting power of the then outstanding shares of capital stock of the Company or any of its subsidiaries.

7.4 Amendment.   Subject to applicable law, this Agreement may be amended by the parties hereto at any time by execution of an instrument in writing signed on behalf of each of Parent and the Company.

7.5 Extension; Waiver.   At any time prior to the Effective Time any party hereto may, to the extent legally allowed, (i) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (ii) waive any inaccuracies in the representations and warranties made to such party contained herein or in any document delivered pursuant hereto and (iii) waive compliance with any of the agreements or conditions for the benefit of such party contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. Delay in exercising any right under this Agreement shall not constitute a waiver of such right.

Article 8

General Provisions

8.1 Non-Survival of Representations and Warranties.   The representations and warranties of the Company, Parent and Merger Sub contained in this Agreement shall terminate at the Effective Time, and only the covenants that by their express terms survive the Effective Time shall survive the Effective Time.

8.2 Notices.   All notices and other communications hereunder shall be in writing and shall be deemed given upon delivery either personally or by commercial delivery service, or sent via facsimile (receipt confirmed) to the parties at the following addresses or facsimile numbers (or at such other address or facsimile numbers for a party as shall be specified by like notice):

(a) if to Parent or Merger Sub, to:

Inverness Medical Innovations, Inc. 51 Sawyer Road, Suite 200 Waltham, Massachusetts 02453 Facsimile: (781) 647-3939 Attention:	Chairman, Chief Executive Officer and President and General Counsel

with a copy to:

Foley Hoag llp Seaport World Trade Center West 155 Seaport Boulevard Boston, Massachusetts 02210 Facsimile: (617) 832-7000 Attention:	William R. Kolb John D. Hancock

(b) if to the Company, to:

Hemosense, Inc.
651 River Oaks Parkway
San Jose, California 95134
Facsimile: (408) 719-1184
Attention: President and Chief Executive Officer

with a copy to:

Wilson Sonsini Goodrich & Rosati, P.C. 650 Page Mill Road Palo Alto, California 94304 Facsimile: (650) 493-6811 Attention:	Michael J. Danaher Robert T. Ishii

8.3 Interpretation; Certain Defined Terms.

(a) When a reference is made in this Agreement to Exhibits, such reference shall be to an Exhibit to this Agreement unless otherwise indicated. When a reference is made in this Agreement to Sections, such reference shall be to a Section of this Agreement unless otherwise indicated. The words “include,” “includes” and “including” when used herein shall be deemed in each case to be followed by the words “without limitation.” The table of contents and headings contained in this Agreement are only for reference purposes and shall not affect in any way the meaning or interpretation of this Agreement. When reference is made herein to “the business of” an entity, such reference shall be deemed to include the business of all direct and indirect subsidiaries of such entity. Unless otherwise indicated to the contrary, (i) reference to an entity shall be deemed to include such entity and all direct and indirect subsidiaries of such entity, taken as a whole, and (ii) reference to the subsidiaries of an entity shall be deemed to include all direct and indirect subsidiaries of such entity. Reference to an agreement herein is to such agreement as amended in accordance with its terms up to the date hereof. Reference to a statute herein is to such statute, as amended. Reference to forms, reports, documents and information filed or required to be filed with the SEC shall be deemed to include forms, reports, documents and information furnished or required to be furnished to the SEC.

(b) For purposes of this Agreement, “knowledge” means, with respect to any fact, circumstance, event or other matter in question, the actual knowledge of such fact, circumstance, event or other matter of (i) an individual, if used in reference to an individual, or (ii) any executive officer of such party, if used in reference to a person that is not an individual. Any such individual will be deemed to have actual knowledge of a particular fact, circumstance, event or other matter if such fact, circumstance, event or other matter is reflected in one or more documents (whether written or electronic, including e-mails sent to or by such individual) in, or that have been in, such individual’s possession, including personal files of such individual.

(c) For purposes of this Agreement, the term “Material Adverse Effect” when used in connection with any party means any change, event, circumstance or effect (whether or not such change, event, circumstance or effect constitutes a breach of a representation, warranty or covenant made by such party in this Agreement) that is or is reasonably likely to be materially adverse to the business, assets, capitalization, financial condition, operations or results of operations of such party taken as a whole with its subsidiaries, except to the extent that any such change, event, circumstance or effect proximately results from (i) changes in general economic or political conditions or changes generally affecting the industry in which such entity operates (provided that such changes do not affect such entity in a disproportionate manner), (ii) changes, effects or events resulting from the announcement or pendency of the Merger or from the taking of any action required by this Agreement, (iii) any change in the price at which the shares of a party are traded, in and of itself, (iv) failure of a party to meet any particular revenue or earnings forecast or estimate for any period ending after the date of this Agreement, in and of itself, (v) in the case of the Company only, any act or failure to act by Parent, including the effects of any agreement to which Parent is a party or by which it is bound, (vi) any natural disaster or any acts of terrorism, sabotage, military action or war (whether or not declared) or any escalation or worsening thereof (provided that such changes do not affect such entity in a disproportionate manner), (vii) in the case of the Company only, any litigation arising from allegations of a breach of fiduciary duty or misrepresentation in any disclosure, in each case relating to this Agreement or the transactions contemplated hereby, (viii) compliance by a party with the express terms of this Agreement or the failure by such entity or any of its subsidiaries to take any action that is prohibited by this Agreement, or (ix) changes in Legal Requirements or GAAP (or any generally accepted interpretations of GAAP) applicable to such entity.

(d) For purposes of this Agreement, the term “person” shall mean any individual, corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any limited liability company or joint stock company), firm or other enterprise, association, organization, entity or Governmental Entity.

(e) For purposes of this Agreement, “subsidiary” of a specified entity will be any corporation, partnership, limited liability company, joint venture or other legal entity of which the specified entity (either alone or through or together with any other subsidiary) owns, directly or indirectly, 50% or more of the stock or other equity or partnership interests the holders of which are generally entitled to vote for the election of the Board of Directors or other governing body of such corporation or other legal entity.

8.4 Counterparts.   This Agreement may be executed in counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party, it being understood that all parties need not sign the same counterpart.

8.5 Entire Agreement; Third-Party Beneficiaries.   This Agreement, its Exhibits and the documents and instruments and other agreements among the parties hereto as contemplated by or referred to herein, including the Company Disclosure Schedule and the Parent Disclosure Schedule constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof, it being understood that the Confidentiality Agreement shall continue in full force and effect until the Closing and shall survive any termination of this Agreement. Nothing in this Agreement, express or implied, is intended to or shall confer upon any other person any right, benefit or remedy of any nature whatsoever under or by reason of this agreement other than (a) as specifically provided in Section 5.10 and (b) after the Effective Time, the rights of holders of shares of the Company’s capital stock to receive the merger consideration specified in Section 1.6.

8.6 Severability.   In the event that any provision of this Agreement or the application thereof becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect and the application of such provision to other persons or circumstances will be interpreted so as reasonably to effect the intent of the parties hereto. The parties further agree to use their commercially reasonable efforts to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.

8.7 Other Remedies; Specific Performance; Fees.

(a) Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to seek an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.

(b) If any action, suit or other proceeding (whether at law, in equity or otherwise) is instituted concerning or arising out of this Agreement or any transaction contemplated hereunder, the prevailing party shall recover, in addition to any other remedy granted to such party therein, all such party’s costs and attorneys fees incurred in connection with the prosecution or defense of such action, suit or other proceeding.

8.8 Governing Law; Submission to Jurisdiction.   This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of law thereof. In any action or proceeding between any of the parties arising out of or relating to this Agreement or any of the transactions contemplated by this Agreement, each of the parties hereto: (a) irrevocably and unconditionally consents and submits, for itself and its property, to the exclusive jurisdiction and venue of any Delaware State court (or, in the case of any claim as to which the federal courts have exclusive subject matter jurisdiction, the Federal court of the United States of America, sitting in Delaware); (b) agrees that all claims in respect of such action or proceeding must be commenced, and may be heard and determined, exclusively in such Delaware State court (or, if applicable, such Federal court); (c) waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any such action or proceeding in such Delaware State court (and, if applicable, such Federal court); and (d) waives, to the fullest extent permitted by law, the defense of an inconvenient forum to the maintenance of such action or proceeding in such Delaware State court (or, if applicable, such Federal court). Each of the parties hereto agrees that a final judgment in any such action or proceeding may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law. Each party to this Agreement irrevocably consents to service of process in the manner provided for notices in Section 8.2. Nothing in this Agreement shall affect the right of any party to this Agreement to serve process in any other manner permitted by applicable law.

8.9 Rules of Construction.   The parties hereto agree that they have been represented by counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.

8.10 Assignment.   No party may assign (whether by operation of law or otherwise) either this Agreement or any of its rights, interests, or obligations hereunder without the prior written consent of the other parties hereto provided, however, that the consent of the Company shall not be required for: (a) an assignment by Parent and/or Merger Sub of any or all of its or their rights (but not obligations) hereunder to any one or more of its lenders; (b) an assignment by Parent of this Agreement and its rights and obligations hereunder to any one or more of its Affiliates, provided that Parent remains liable and responsible for fulfillment of all of its obligations hereunder by such Affiliate or Affiliates; and (c) an assignment by Parent of this Agreement and its rights and obligations hereunder in connection with the sale, however effected (whether through a merger, sale of stock, sale of all or substantially all of the assets, or a similar business combination) of all or substantially all of the stock or assets of Parent or one of its Affiliates, provided that the acquirer agrees in writing to assume and fulfill the obligations of Parent under this Agreement. Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns. Any purported assignment in violation of this Section 8.10 shall be void.

8.11 Waiver of Jury Trial.   EACH OF PARENT, THE COMPANY AND MERGER SUB HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, SUIT, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE ACTIONS OF PARENT, THE COMPANY OR MERGER SUB IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT HEREOF.

* * * * *

IN WITNESS WHEREOF, the parties have caused this Agreement and Plan of Reorganization to be executed by their duly authorized respective officers as of the date first written above.

Inverness Medical Innovations, Inc.

By:	/s/ Ron Zwanziger
Ron Zwanziger,
Chairman, President and Chief Executive Officer

Spartan Merger Sub, Inc.

By:	/s/ Anne Warner
Anne Warner,
Sole Director

Hemosense, Inc.

By:	/s/ James D. Merselis
James D. Merselis,
President and Chief Executive Officer

List of Exhibits

Exhibit A	Form of Voting Agreement — General
Exhibit B	Form of Voting Agreement — Entities affiliated with MPM Capital

Annex B

Voting Agreement

This Voting Agreement (this “Agreement”), is made and entered into as of August 6, 2007, by and between Inverness Medical Innovations, Inc., a Delaware corporation (“Parent”), and the undersigned shareholder (“Shareholder”) of HemoSense, Inc., a Delaware corporation (the “Company”).

Recitals

A. Concurrently with the execution of this Agreement, Parent, Spartan Merger Sub, Inc., a Delaware corporation and a wholly owned first-tier subsidiary of Parent (“Merger Sub”), and the Company are entering into an Agreement and Plan of Reorganization (the “Merger Agreement”), pursuant to which Merger Sub will be merged with and into the Company (the “Merger”). Capitalized terms used but not defined herein shall have the meanings given to them in the Merger Agreement.

B. Shareholder is the record holder of such number of outstanding shares of Company Common Stock as is indicated on the signature pages to this Agreement.

C. As a material inducement to enter into the Merger Agreement, Parent desires Shareholder to agree, and Shareholder is willing to agree, to vote the Shares (as defined in Section 1.1 below), and such other shares of capital stock of the Company over which Shareholder has voting power, so as to facilitate consummation of the Merger.

In consideration of the foregoing and the representations, warranties, covenants and agreements set forth in this Agreement, the parties agree as follows:

1. Voting of Shares.

1.1 Shares.  The term “Shares” shall mean all issued and outstanding shares of Company Common Stock owned of record and beneficially owned by Shareholder or over which Shareholder exercises sole voting power, in each case, as of the date of this Agreement. Shareholder agrees that any shares of capital stock of the Company that Shareholder purchases or with respect to which Shareholder otherwise acquires beneficial ownership or over which Shareholder exercises sole voting power after the date of this Agreement and prior to the termination of this Agreement pursuant to Section 4 below shall be subject to the terms and conditions of this Agreement to the same extent as if they constituted Shares as of the date hereof.

1.2 Agreement to Vote Shares.  Shareholder hereby covenants and agrees that during the period commencing on the date hereof and continuing until this Agreement terminates pursuant to Section 4 hereof, at any meeting (whether annual or special and whether or not an adjourned or postponed meeting) of the shareholders of the Company, however called, and in any action by written consent of the shareholders of the Company, Shareholder shall appear at the meeting or otherwise cause any and all Shares to be counted as present thereat for purposes of establishing a quorum and vote (or cause to be voted) any and all Shares: (i) in favor of the approval of the Merger and adoption of the Merger Agreement; and (ii) against any Acquisition Proposal or Superior Offer. Shareholder further agrees not to enter into any agreement or understanding with any person or entity the effect of which would be inconsistent with or violative of any provision contained in this Section 1.2. Notwithstanding anything to the contrary contained herein, nothing in this Agreement shall be construed to limit or restrict Shareholder from acting in Shareholder’s capacity as a director of the Company or voting in Shareholder’s sole discretion on any matter other than those matters referred to in the first sentence of this Section 1.2.

1.3 Irrevocable Proxy.  Concurrently with the execution of this Agreement, Shareholder agrees to deliver to Parent a proxy in the form attached hereto as Exhibit I (the “Proxy”), which shall be irrevocable, with respect to the Shares, subject to the other terms of this Agreement.

1.4 Adjustments Upon Changes in Capitalization.  In the event of any change in the number of issued and outstanding shares of Company Common Stock by reason of any stock split, reverse split, stock dividend (including any dividend or distribution of securities convertible into Company Common Stock), combination, reorganization, recapitalization or other like change, conversion or exchange of shares, or any other change in the corporate or capital structure of the Company, the term “Shares” shall be deemed to refer to and include the Shares as well as all such stock dividends and distributions and any shares into which or for which any or all of the Shares may be changed or exchanged.

2. Transfer and Other Restrictions.  Shareholder represents, covenants and agrees that, except for the proxy granted in Section 1.3 hereof and as contemplated by this Agreement: (i) Shareholder shall not, directly or indirectly, during the period commencing on the date hereof and continuing until this Agreement terminates pursuant to Section 4 hereof, offer for sale or agree to sell, transfer, tender, assign, pledge, hypothecate or otherwise dispose of or enter into any contract, option or other arrangement or understanding with respect to, or consent to, the offer for sale, sale, transfer, tender, pledge, hypothecation, encumbrance, assignment or other disposition of, or create any Encumbrance of any nature whatsoever with respect to, any or all of the Shares or any interest therein; (ii) Shareholder shall not grant any proxy or power of attorney, or deposit any Shares into a voting trust or enter into a voting agreement or other arrangement, with respect to the voting of Shares (each a “Voting Proxy”) except as provided by this Agreement; and (iii) Shareholder has not granted, entered into or otherwise created any Voting Proxy which is currently (or which will hereafter become) effective, and if any Voting Proxy has been created, such Voting Proxy is hereby revoked. Notwithstanding the foregoing, Shareholder may transfer any Shares as a bona fide gift or gifts, provided that it shall be a condition to such transfer that each donee thereof executes and delivers to Parent (A) an agreement with Parent in the form of this Agreement and (B) an irrevocable proxy in the form attached hereto as Exhibit I, in each case with respect to any and all Shares so transferred.

3. Representations and Warranties of Shareholder.  Shareholder represents and warrants to Parent that:

3.1 Authority; Validity.  Shareholder has all requisite capacity, power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by Shareholder and the consummation by Shareholder of the transactions contemplated hereby have been duly and validly authorized by all necessary action on the part of Shareholder. This Agreement has been duly executed and delivered by Shareholder. If this Agreement is being executed in a representative or fiduciary capacity with respect to Shareholder, the person signing this Agreement has full power and authority to enter into and perform this Agreement.

3.2 Non-Contravention.  The execution, delivery and performance of this Agreement does not, and the consummation of the transactions contemplated hereby and compliance with the provisions hereof will not, contravene, conflict with, or result in any violation of, breach of or default by (with or without notice or lapse of time, or both) Shareholder under, or give rise to a right of termination, cancellation or acceleration of any obligation under, or result in the creation of any Encumbrance upon any of the properties or assets of Shareholder under, any provision of (i) any loan or credit agreement, note, bond, mortgage, indenture, lease or other agreement, instrument, permit, concession, franchise or license applicable to Shareholder or (ii) any judgment, order, decree, statute, law, ordinance, injunction, rule or regulation applicable to Shareholder or any of Shareholder’s properties or assets, other than any such conflicts, violations, defaults, rights, or Encumbrances that, individually or in the aggregate, would not impair the ability of Shareholder to perform Shareholder’s obligations hereunder or prevent, limit or restrict in any respect the consummation of any of the transactions contemplated hereby. There is no beneficiary or holder of a voting trust certificate or other interest of any trust of which Shareholder is settlor or trustee or any other person or entity, including any Governmental Entity, whose consent, approval, order or authorization is required by or with respect to Shareholder for the execution, delivery and performance of this Agreement by Shareholder or the consummation by Shareholder of the transactions contemplated hereby.

3.3 Title.  Shareholder is the beneficial owner of the shares of Company Common Stock indicated on the signature pages hereto, which, on and as of the date hereof, are free and clear of any Encumbrances that, individually or in the aggregate, would impair the ability of Shareholder to perform Shareholder’s obligations hereunder or prevent, limit or restrict in any respect the consummation of any of the transactions contemplated hereby. The number of Shares set forth on the signature pages hereto are the only Shares owned of record or beneficially owned by Shareholder or over which Shareholder exercises sole voting power and, except as set forth on such signature pages, Shareholder holds no options or warrants to purchase or rights to subscribe for or otherwise acquire any securities of the Company and has no other interest in or voting rights with respect to any securities of the Company.

3.4 Power.  Shareholder has sole voting power and sole power to issue instructions with respect to the matters set forth in Section 1 and Section 2 hereof and sole power to agree to all of the matters set forth in this Agreement, in each case with respect to all of the Shares, with no limitations, qualifications or restrictions on such rights.

3.5 Restricted Shares.  Shareholder understands that, as of the date hereof, the shares of capital stock of Parent that Shareholder will receive as a result of the Merger have not been registered under the Securities Act of 1933 (the “Act”) or qualified under the securities or “blue sky” laws of any jurisdiction. As used herein, “Parent Shares” shall mean the shares of capital stock of Parent that Shareholder will receive as a result of the Merger to the extent such shares are not registered under the Act or an exemption from the registration requirements thereof is not otherwise available. Shareholder further understands that the Parent Shares will constitute “restricted securities” within the meaning of Rule 144 promulgated under the Act and that, as such, the Parent Shares must be held indefinitely unless they are subsequently registered under the Act or unless an exemption from the registration requirements thereof is available. Shareholder intends to hold the Parent Shares for Shareholder’s own account for investment and not for, with a view to, or in connection with any resale or distribution thereof.

3.6 Investor Status.  Shareholder is an “accredited investor” within the meaning of Rule 501 promulgated under the Act. Shareholder by reason of Shareholder’s business and financial experience and the business and financial experience of those persons retained by Shareholder to advise Shareholder with respect to its investment in the Parent Shares, has such knowledge, sophistication and experience in business and financial matters as to be capable of evaluating the merits and risks of the prospective investment, and is able to bear the economic risk of such investment and is able to afford a complete loss of such investment.

4. Effectiveness; Termination; No Survival.  This Agreement shall become effective upon its execution by Shareholder and Parent and upon the execution of the Merger Agreement. This Agreement may be terminated at any time by mutual written consent of Shareholder and Parent. This Agreement, and the obligations of Shareholder hereunder, including, without limitation, Shareholder’s obligations under Section 1 and Section 2 above, shall terminate, without any action by the parties hereto, upon the earlier to occur of the following: (i) such date and time as the Merger shall become effective in accordance with the terms and provisions of the Merger Agreement; and (ii) such date and time as the Merger Agreement shall have been validly terminated pursuant to Article 7 thereof.

5. Further Assurances.  Subject to the terms of this Agreement, from time to time, Shareholder shall execute and deliver such additional documents and use commercially reasonable efforts to take, or cause to be taken, all such further actions, and to do or cause to be done, all things reasonably necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by this Agreement.

6. Miscellaneous.

6.1 Severability.  If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

6.2 Binding Effect and Assignment.  This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns, but, except as otherwise specifically provided herein, neither this Agreement nor any of the rights, interests or obligations of the parties hereto may be assigned by either of the parties without the prior written consent of the other; provided that the consent of Shareholder shall not be required for an assignment by Parent of any or all of its rights (but not obligations) hereunder to any one or more of its lenders. Any purported assignment in violation of this Section 6.2 shall be void.

6.3 Amendments and Modification.  This Agreement may not be modified, amended, altered or supplemented except upon the execution and delivery of a written agreement executed by the parties hereto.

6.4 Specific Performance; Injunctive Relief; Attorneys Fees.  The parties hereto acknowledge that Parent will be irreparably harmed and that there will be no adequate remedy at law for a violation of any of the covenants or agreements of Shareholder set forth herein. Therefore, it is agreed that, in addition to any other remedies that may be available to Parent upon any such violation, Parent shall have the right to enforce such covenants and agreements by specific performance, injunctive relief or by any other means available to Parent at law or in equity and Shareholder hereby irrevocably and unconditionally waives any objection to Parent seeking so to enforce such covenants and agreements by specific performance, injunctive relief and other means. If any action, suit or other proceeding (whether at law, in equity or otherwise) is instituted concerning or arising out of this Agreement or any transaction contemplated hereunder, the prevailing party shall recover, in addition to any other remedy granted to such party therein, all such party’s costs and attorneys fees incurred in connection with the prosecution or defense of such action, suit or other proceeding.

6.5 Notices.  All notices and other communications hereunder shall be in writing and shall be deemed given upon delivery either personally or by commercial delivery service, or sent via facsimile (receipt confirmed) to the parties at the following addresses or facsimile numbers (or at such other address or facsimile numbers for a party as shall be specified by like notice):

if to Parent, to:

Inverness Medical Innovations, Inc. 51 Sawyer Road, Suite 200 Waltham, Massachusetts 02453 Facsimile: (781) 647-3939 Attention:	Chairman, Chief Executive Officer and President and General Counsel

with copies to:

Foley Hoag LLP
Seaport World Trade Center West
155 Seaport Boulevard
Boston, Massachusetts 02210
Facsimile: (617) 832-7000
Attention: William R. Kolb

if to Shareholder, at its address set forth on the signature pages hereto,

with a copy (which shall not constitute notice) to each of:

HemoSense, Inc.
651 River Oaks Parkway
San Jose, CA 95134 USA
Facsimile: (408) 719-1184
Attention: President and Chief Executive Officer

and

Wilson Sonsini Goodrich & Rosati, P.C.
650 Page Mill Road
Palo Alto, California 94304
Facsimile: (650) 493-6811
Attention: Michael Danaher
Robert T. Ishii

6.6 Governing Law; Submission to Jurisdiction.  This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of law thereof. The parties hereby irrevocably and unconditionally consent to submit to the exclusive jurisdiction of the courts of the United States of America located in the State of Delaware for any actions, suits or proceedings arising out of or relating to this Agreement (and the parties agree not to commence any action, suit or proceeding relating thereto except in such courts), and further agree that service of any process, summons, notice or document by U.S. certified mail shall be effective service of process for any action, suit or proceeding brought against the parties in any such court. The parties hereby irrevocably and unconditionally waive any objection to the laying of venue of any action, suit or proceeding arising out of this Agreement in the courts of the United States of America located in the State of Delaware and hereby further irrevocably and unconditionally waive and agree not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum.

6.7 Entire Agreement.  The Merger Agreement, this Agreement and the Proxy granted hereunder constitute and contain the entire agreement and understanding of the parties with respect to the subject matter hereof and supersede any and all prior negotiations, correspondence, agreements, understandings, duties or obligations between the parties respecting the subject matter hereof.

6.8 Counterparts.  This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

6.9 Captions.  The captions to sections of this Agreement have been inserted only for identification and reference purposes and shall not be used to construe or interpret this Agreement.

6.10 Shareholder Capacity.  Notwithstanding anything herein to the contrary, Shareholder makes no agreement or understanding herein in his capacity as a director or officer of the Company or any subsidiary of the Company, and the agreements set forth herein shall in no way restrict Shareholder in the exercise of his fiduciary duties as a director or officer of the Company or any subsidiary of the Company or limit or affect any actions taken by Shareholder in his capacity as an officer or director of the Company or any subsidiary of the Company. Shareholder has executed this Agreement solely in his capacity as the record and/or beneficial holder of Shares.

In Witness Whereof, the parties hereto have caused this Voting Agreement to be executed as of the date first above written.

Inverness Medical Innovations, Inc.

By:
Name:

Title:

Shareholder:

(Shareholder Name)

Shareholder’s Address for Notice:

Attention:

Outstanding Shares of Company Common Stock Beneficially Owned by Shareholder:

Options, Warrants or Rights to purchase Company Common Stock Beneficially Owned by Shareholder:

Exhibit I

Irrevocable Proxy

The undersigned shareholder (“Shareholder”) of HemoSense, Inc., a Delaware corporation (the “Company”), hereby irrevocably appoints and constitutes the members of the Board of Directors of Inverness Medical Innovations, Inc., a Delaware corporation (“Parent”), and each such Board member (collectively, the “Proxyholders”), the agents, attorneys-in-fact and proxies of the undersigned, with full power of substitution and resubstitution, to the full extent of the undersigned’s rights with respect to the shares of capital stock of the Company which are listed below (the “Shares”), and any and all other shares or securities issued or issuable in respect thereof on or after the date hereof and prior to the date this proxy terminates, to vote the Shares as follows: the Proxyholders named above are empowered at any time prior to termination of this proxy to exercise all voting and other rights (including, without limitation, the power to execute and deliver written consents with respect to the Shares) of the undersigned at every annual, special or adjourned meeting of the Company’s shareholders, and in every written consent in lieu of any such meeting, or otherwise, (i) in favor of the approval of the merger of Spartan Merger Sub, Inc., a Delaware corporation and a wholly owned first-tier subsidiary of Parent (“Merger Sub”), with and into the Company pursuant to that certain Agreement and Plan of Reorganization by and among Parent, Merger Sub and the Company (the “Merger Agreement”), and in favor of adoption of the Merger Agreement; and (ii) against any Acquisition Proposal or Superior Offer (each as defined in the Merger Agreement).

The Proxyholders may not exercise this proxy on any other matter. Shareholder may vote the Shares on all matters other than those set forth in the immediately preceding paragraph. The proxy granted by Shareholder to the Proxyholders hereby is granted as of the date of this Irrevocable Proxy in order to secure the obligations of Shareholder set forth in Section 1.2 of the Voting Agreement, and is irrevocable in accordance with subdivision (e) of Section 212 of the Delaware General Corporation Law.

This proxy will terminate upon the termination of the Voting Agreement in accordance with its terms. Upon the execution hereof, all prior proxies given by the undersigned with respect to the Shares and any and all other shares or securities issued or issuable in respect thereof on or after the date hereof are hereby revoked and no subsequent proxies will be given until such time as this proxy shall be terminated in accordance with its terms. Any obligation of the undersigned hereunder shall be binding upon the successors and assigns of the undersigned. The undersigned Shareholder authorizes the Proxyholders to file this proxy and any substitution or revocation of substitution with the Secretary of the Company and with any Inspector of Elections at any meeting of the shareholders of the Company.

* * * * *

This proxy is irrevocable and shall survive the insolvency, incapacity, death, liquidation or dissolution of the undersigned.

[Stockholder]

Signature

Name (and Title)

Number of Shares:

Dated:

Annex C

Voting Agreement

This Voting Agreement (this “Agreement”), is made and entered into as of August 6, 2007, by and between Inverness Medical Innovations, Inc., a Delaware corporation (“Parent”), and the undersigned shareholder (“Shareholder”) of HemoSense, Inc., a Delaware corporation (the “Company”).

Recitals

A. Concurrently with the execution of this Agreement, Parent, Spartan Merger Sub, Inc., a Delaware corporation and a wholly owned first-tier subsidiary of Parent (“Merger Sub”), and the Company are entering into an Agreement and Plan of Reorganization (the “Merger Agreement”), pursuant to which Merger Sub will be merged with and into the Company (the “Merger”). Capitalized terms used but not defined herein shall have the meanings given to them in the Merger Agreement.

B. Shareholder is the record holder of such number of outstanding shares of Company Common Stock as is indicated on the signature pages to this Agreement.

C. As a material inducement to enter into the Merger Agreement, Parent desires Shareholder to agree, and Shareholder is willing to agree, to vote the Shares (as defined in Section 1.1 below) so as to facilitate consummation of the Merger.

In consideration of the foregoing and the representations, warranties, covenants and agreements set forth in this Agreement, the parties agree as follows:

1. Voting of Shares.

1.1 Shares.  The term “Shares” shall mean that number of issued and outstanding shares of Company Common Stock owned of record and beneficially owned by Shareholder as indicated on the signature pages to this Agreement. Parent agrees that, except as otherwise provided in Section 1.4 below, any shares of capital stock of the Company not indicated on the signature pages to this Agreement and any shares of capital stock of the Company that Shareholder purchases or with respect to which Shareholder otherwise acquires beneficial ownership or over which Shareholder exercises sole voting power after the date of this Agreement and prior to the termination of this Agreement pursuant to Section 4 below shall not be subject to the terms and conditions of this Agreement and shall not be deemed “Shares” hereunder.

1.2 Agreement to Vote Shares.  Shareholder hereby covenants and agrees that during the period commencing on the date hereof and continuing until this Agreement terminates pursuant to Section 4 hereof, at any meeting (whether annual or special and whether or not an adjourned or postponed meeting) of the shareholders of the Company, however called, and in any action by written consent of the shareholders of the Company, Shareholder shall appear at the meeting or otherwise cause any and all Shares to be counted as present thereat for purposes of establishing a quorum and vote (or cause to be voted) any and all Shares: (i) in favor of the approval of the Merger and adoption of the Merger Agreement; and (ii) against any Acquisition Proposal or Superior Offer. Shareholder further agrees not to enter into any agreement or understanding with any person or entity the effect of which would be inconsistent with or violative of any provision contained in this Section 1.2. Notwithstanding anything to the contrary contained herein, nothing in this Agreement shall be construed to limit or restrict Shareholder from acting in Shareholder’s capacity as a director of the Company or voting in Shareholder’s sole discretion on any matter other than those matters referred to in the first sentence of this Section 1.2.

1.3 Irrevocable Proxy.  Concurrently with the execution of this Agreement, Shareholder agrees to deliver to Parent a proxy in the form attached hereto as Exhibit I (the “Proxy”), which shall be irrevocable, with respect to the Shares, subject to the other terms of this Agreement.

1.4 Adjustments Upon Changes in Capitalization.  In the event of any change in the number of issued and outstanding shares of Company Common Stock by reason of any stock split, reverse split, stock dividend (including any dividend or distribution of securities convertible into Company Common Stock), combination, reorganization, recapitalization or other like change, conversion or exchange of shares, or any other change in the corporate or capital structure of the Company, the term “Shares” shall be deemed to refer to and include the Shares as well as all such stock dividends and distributions and any shares into which or for which any or all of the Shares may be changed or exchanged.

2. Transfer and Other Restrictions.  Shareholder represents, covenants and agrees that, except for the proxy granted in Section 1.3 hereof and as contemplated by this Agreement: (i) Shareholder shall not, directly or indirectly, during the period commencing on the date hereof and continuing until this Agreement terminates pursuant to Section 4 hereof, offer for sale or agree to sell, transfer, tender, assign, pledge, hypothecate or otherwise dispose of or enter into any contract, option or other arrangement or understanding with respect to, or consent to, the offer for sale, sale, transfer, tender, pledge, hypothecation, encumbrance, assignment or other disposition of, or create any Encumbrance of any nature whatsoever with respect to, any or all of the Shares or any interest therein; (ii) Shareholder shall not grant any proxy or power of attorney, or deposit any Shares into a voting trust or enter into a voting agreement or other arrangement, with respect to the voting of Shares (each a “Voting Proxy”) except as provided by this Agreement; and (iii) Shareholder has not granted, entered into or otherwise created any Voting Proxy which is currently (or which will hereafter become) effective, and if any Voting Proxy has been created, such Voting Proxy is hereby revoked. Notwithstanding the foregoing, Shareholder may transfer any Shares as a bona fide gift or gifts, provided that it shall be a condition to such transfer that each donee thereof executes and delivers to Parent (A) an agreement with Parent in the form of this Agreement and (B) an irrevocable proxy in the form attached hereto as Exhibit I, in each case with respect to any and all Shares so transferred.

3. Representations and Warranties of Shareholder.  Shareholder represents and warrants to Parent that:

3.1 Authority; Validity.  Shareholder has all requisite capacity, power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by Shareholder and the consummation by Shareholder of the transactions contemplated hereby have been duly and validly authorized by all necessary action on the part of Shareholder. This Agreement has been duly executed and delivered by Shareholder. If this Agreement is being executed in a representative or fiduciary capacity with respect to Shareholder, the person signing this Agreement has full power and authority to enter into and perform this Agreement.

3.2 Non-Contravention.  The execution, delivery and performance of this Agreement does not, and the consummation of the transactions contemplated hereby and compliance with the provisions hereof will not, contravene, conflict with, or result in any violation of, breach of or default by (with or without notice or lapse of time, or both) Shareholder under, or give rise to a right of termination, cancellation or acceleration of any obligation under, or result in the creation of any Encumbrance upon any of the properties or assets of Shareholder under, any provision of (i) any loan or credit agreement, note, bond, mortgage, indenture, lease or other agreement, instrument, permit, concession, franchise or license applicable to Shareholder or (ii) any judgment, order, decree, statute, law, ordinance, injunction, rule or regulation applicable to Shareholder or any of Shareholder’s properties or assets, other than any such conflicts, violations, defaults, rights, or Encumbrances that, individually or in the aggregate, would not impair the ability of Shareholder to perform Shareholder’s obligations hereunder or prevent, limit or restrict in any respect the consummation of any of the transactions contemplated hereby. There is no beneficiary or holder of a voting trust certificate or other interest of any trust of which Shareholder is settlor or trustee or any other person or entity, including any Governmental Entity, whose consent, approval, order or authorization is required by or with respect to Shareholder for the execution, delivery and performance of this Agreement by Shareholder or the consummation by Shareholder of the transactions contemplated hereby.

3.3 Title.  Shareholder is the beneficial owner of the shares of Company Common Stock indicated on the signature pages hereto, which, on and as of the date hereof, are free and clear of any Encumbrances that, individually or in the aggregate, would impair the ability of Shareholder to perform Shareholder’s obligations hereunder or prevent, limit or restrict in any respect the consummation of any of the transactions contemplated hereby.

3.4 Power.  Shareholder has sole voting power and sole power to issue instructions with respect to the matters set forth in Section 1 and Section 2 hereof and sole power to agree to all of the matters set forth in this Agreement, in each case with respect to all of the Shares, with no limitations, qualifications or restrictions on such rights.

3.5 Restricted Shares.  Shareholder understands that, as of the date hereof, the shares of capital stock of Parent that Shareholder will receive as a result of the Merger have not been registered under the Securities Act of 1933 (the “Act”) or qualified under the securities or “blue sky” laws of any jurisdiction. As used herein, “Parent Shares” shall mean the shares of capital stock of Parent that Shareholder will receive as a result of the Merger to the extent such shares are not registered under the Act or an exemption from the registration requirements thereof is not otherwise available. Shareholder further understands that the Parent Shares will constitute “restricted securities” within the meaning of Rule 144 promulgated under the Act and that, as such, the Parent Shares must be held indefinitely unless they are subsequently registered under the Act or unless an exemption from the registration requirements thereof is available. Shareholder intends to hold the Parent Shares for Shareholder’s own account for investment and not for, with a view to, or in connection with any resale or distribution thereof.

3.6 Investor Status.  Shareholder is an “accredited investor” within the meaning of Rule 501 promulgated under the Act. Shareholder by reason of Shareholder’s business and financial experience and the business and financial experience of those persons retained by Shareholder to advise Shareholder with respect to its investment in the Parent Shares, has such knowledge, sophistication and experience in business and financial matters as to be capable of evaluating the merits and risks of the prospective investment, and is able to bear the economic risk of such investment and is able to afford a complete loss of such investment.

4. Effectiveness; Termination; No Survival.  This Agreement shall become effective upon its execution by Shareholder and Parent and upon the execution of the Merger Agreement. This Agreement may be terminated at any time by mutual written consent of Shareholder and Parent. This Agreement, and the obligations of Shareholder hereunder, including, without limitation, Shareholder’s obligations under Section 1 and Section 2 above, shall terminate, without any action by the parties hereto, upon the earlier to occur of the following: (i) such date and time as the Merger shall become effective in accordance with the terms and provisions of the Merger Agreement; and (ii) such date and time as the Merger Agreement shall have been validly terminated pursuant to Article 7 thereof.

5. Further Assurances.  Subject to the terms of this Agreement, from time to time, Shareholder shall execute and deliver such additional documents and use commercially reasonable efforts to take, or cause to be taken, all such further actions, and to do or cause to be done, all things reasonably necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by this Agreement.

6. Miscellaneous.

6.1 Severability.  If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

6.2 Binding Effect and Assignment.  This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns, but, except as otherwise specifically provided herein, neither this Agreement nor any of the rights, interests or obligations of the parties hereto may be assigned by either of the parties without the prior written consent of the other; provided that the consent of Shareholder shall not be required for an assignment by Parent of any or all of its rights (but not obligations) hereunder to any one or more of its lenders. Any purported assignment in violation of this Section 6.2 shall be void.

6.3 Amendments and Modification.  This Agreement may not be modified, amended, altered or supplemented except upon the execution and delivery of a written agreement executed by the parties hereto.

6.4 Specific Performance; Injunctive Relief; Attorneys Fees.  The parties hereto acknowledge that Parent will be irreparably harmed and that there will be no adequate remedy at law for a violation of any of the covenants or agreements of Shareholder set forth herein. Therefore, it is agreed that, in addition to any other remedies that may be available to Parent upon any such violation, Parent shall have the right to enforce such covenants and agreements by specific performance, injunctive relief or by any other means available to Parent at law or in equity and Shareholder hereby irrevocably and unconditionally waives any objection to Parent seeking so to enforce such covenants and agreements by specific performance, injunctive relief and other means. If any action, suit or other proceeding (whether at law, in equity or otherwise) is instituted concerning or arising out of this Agreement or any transaction contemplated hereunder, the prevailing party shall recover, in addition to any other remedy granted to such party therein, all such party’s costs and attorneys fees incurred in connection with the prosecution or defense of such action, suit or other proceeding.

6.5 Notices.  All notices and other communications hereunder shall be in writing and shall be deemed given upon delivery either personally or by commercial delivery service, or sent via facsimile (receipt confirmed) to the parties at the following addresses or facsimile numbers (or at such other address or facsimile numbers for a party as shall be specified by like notice):

if to Parent, to:

Inverness Medical Innovations, Inc. 51 Sawyer Road, Suite 200 Waltham, Massachusetts 02453 Facsimile: (781) 647-3939 Attention:	Chairman, Chief Executive Officer and President and General Counsel

with copies to:

Foley Hoag LLP
Seaport World Trade Center West
155 Seaport Boulevard
Boston, Massachusetts 02210
Facsimile: (617) 832-7000
Attention: William R. Kolb

if to Shareholder, at its address set forth on the signature pages hereto,

with a copy (which shall not constitute notice) to each of:

HemoSense, Inc.
651 River Oaks Parkway
San Jose, CA 95134 USA
Facsimile: (408) 719-1184
Attention: President and Chief Executive Officer

and

Wilson Sonsini Goodrich & Rosati, P.C.
650 Page Mill Road
Palo Alto, California 94304
Facsimile: (650) 493-6811
Attention: Michael Danaher
Robert T. Ishii

6.6 Governing Law; Submission to Jurisdiction.  This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of law thereof. The parties hereby irrevocably and unconditionally consent to submit to the exclusive jurisdiction of the courts of the United States of America located in the State of Delaware for any actions, suits or proceedings arising out of or relating to this Agreement (and the parties agree not to commence any action, suit or proceeding relating thereto except in such courts), and further agree that service of any process, summons, notice or document by U.S. certified mail shall be effective service of process for any action, suit or proceeding brought against the parties in any such court. The parties hereby irrevocably and unconditionally waive any objection to the laying of venue of any action, suit or proceeding arising out of this Agreement in the courts of the United States of America located in the State of Delaware and hereby further irrevocably and unconditionally waive and agree not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum.

6.7 Entire Agreement.  The Merger Agreement, this Agreement and the Proxy granted hereunder constitute and contain the entire agreement and understanding of the parties with respect to the subject matter hereof and supersede any and all prior negotiations, correspondence, agreements, understandings, duties or obligations between the parties respecting the subject matter hereof.

6.8 Counterparts.  This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

6.9 Captions.  The captions to sections of this Agreement have been inserted only for identification and reference purposes and shall not be used to construe or interpret this Agreement.

6.10 Shareholder Capacity.  Notwithstanding anything herein to the contrary, Shareholder makes no agreement or understanding herein in his capacity as a director or officer of the Company or any subsidiary of the Company, and the agreements set forth herein shall in no way restrict Shareholder in the exercise of his fiduciary duties as a director or officer of the Company or any subsidiary of the Company or limit or affect any actions taken by Shareholder in his capacity as an officer or director of the Company or any subsidiary of the Company. Shareholder has executed this Agreement solely in his capacity as the record and/or beneficial holder of Shares.

In Witness Whereof, the parties hereto have caused this Voting Agreement to be executed as of the date first above written.

Inverness Medical Innovations, Inc.

By:
Name:

Title:

Shareholder:

(Shareholder Name)

Shareholder’s Address for Notice:

Attention:

Outstanding Shares of Company Common Stock Beneficially Owned by Shareholder:

Options, Warrants or Rights to purchase Company Common Stock Beneficially Owned by Shareholder:

Exhibit I

Irrevocable Proxy

The undersigned shareholder (“Shareholder”) of HemoSense, Inc., a Delaware corporation (the “Company”), hereby irrevocably appoints and constitutes the members of the Board of Directors of Inverness Medical Innovations, Inc., a Delaware corporation (“Parent”), and each such Board member (collectively, the “Proxyholders”), the agents, attorneys-in-fact and proxies of the undersigned, with full power of substitution and resubstitution, to the full extent of the undersigned’s rights with respect to the shares of capital stock of the Company which are listed below (the “Shares”), and any and all other shares or securities issued or issuable in respect thereof on or after the date hereof and prior to the date this proxy terminates, to vote the Shares as follows: the Proxyholders named above are empowered at any time prior to termination of this proxy to exercise all voting and other rights (including, without limitation, the power to execute and deliver written consents with respect to the Shares) of the undersigned at every annual, special or adjourned meeting of the Company’s shareholders, and in every written consent in lieu of any such meeting, or otherwise, (i) in favor of the approval of the merger of Spartan Merger Sub, Inc., a Delaware corporation and a wholly owned first-tier subsidiary of Parent (“Merger Sub”), with and into the Company pursuant to that certain Agreement and Plan of Reorganization by and among Parent, Merger Sub and the Company (the “Merger Agreement”), and in favor of adoption of the Merger Agreement; and (ii) against any Acquisition Proposal or Superior Offer (each as defined in the Merger Agreement).

The Proxyholders may not exercise this proxy on any other matter. Shareholder may vote the Shares on all matters other than those set forth in the immediately preceding paragraph. The proxy granted by Shareholder to the Proxyholders hereby is granted as of the date of this Irrevocable Proxy in order to secure the obligations of Shareholder set forth in Section 1.2 of the Voting Agreement, and is irrevocable in accordance with subdivision (e) of Section 212 of the Delaware General Corporation Law.

This proxy will terminate upon the termination of the Voting Agreement in accordance with its terms. Upon the execution hereof, all prior proxies given by the undersigned with respect to the Shares and any and all other shares or securities issued or issuable in respect thereof on or after the date hereof are hereby revoked and no subsequent proxies will be given until such time as this proxy shall be terminated in accordance with its terms. Any obligation of the undersigned hereunder shall be binding upon the successors and assigns of the undersigned. The undersigned Shareholder authorizes the Proxyholders to file this proxy and any substitution or revocation of substitution with the Secretary of the Company and with any Inspector of Elections at any meeting of the shareholders of the Company.

* * * * *

This proxy is irrevocable and shall survive the insolvency, incapacity, death, liquidation or dissolution of the undersigned.

Shareholder

Signature

Name of Signatory (and Title)

Number of Shares:

Dated:

Annex D

August 5, 2007

The Board of Directors
HemoSense, Inc.
651 River Oaks Parkway
San Jose, California 95134

Dear Members of the Board:

We understand that Inverness Medical Innovations, Inc., a Delaware corporation (“Inverness”), Spartan Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Inverness (“Merger Sub”), and HemoSense, Inc., a Delaware corporation (“HemoSense”), propose to enter into an Agreement and Plan of Reorganization to be dated on or about the date hereof (the “Merger Agreement”), pursuant to which, among other things, Merger Sub will be merged with and into HemoSense (the “Merger”), with HemoSense continuing as the surviving corporation in the Merger and becoming a wholly owned subsidiary of Inverness. Pursuant to the Merger, each issued and outstanding share of common stock, par value $0.001 per share, of HemoSense (“HemoSense Common Stock”), other than any shares of HemoSense Common Stock held by Inverness or owned by Merger Sub, HemoSense or any direct or indirect wholly owned subsidiary of Inverness or of HemoSense immediately prior to the effective time of the Merger (collectively, the “Excluded Shares”), shall be automatically converted into and become the right to receive 0.274192 of a fully paid and nonassessable share (the “Exchange Ratio”) of common stock, par value $0.001 per share, of Inverness (“Inverness Common Stock”), subject to certain adjustments set forth in the Merger Agreement. The terms and conditions of the Merger are more fully set forth in the Merger Agreement.

You have requested our opinion, as of the date hereof, as to the fairness, from a financial point of view, to the holders of shares of HemoSense Common Stock (other than holders of Excluded Shares) of the Exchange Ratio. In connection with this opinion, we have:

•	Reviewed the financial terms and conditions of the latest draft of the Merger Agreement;

•	Analyzed certain historical publicly available business and financial information relating to HemoSense and Inverness;

•	Reviewed various financial forecasts and other data provided to us by HemoSense and Inverness relating to their respective businesses;

•	Held discussions with certain members of the senior managements of HemoSense and Inverness with respect to the business and prospects of HemoSense and Inverness, respectively;

•	Reviewed public information with respect to certain other companies whose operations we considered relevant in evaluating the operations of HemoSense and Inverness;

•	Reviewed, to the extent publicly available, the financial terms of certain other transactions which we considered relevant in evaluating the Merger;

•	Reviewed the historical stock prices and trading volumes of HemoSense Common Stock and Inverness Common Stock;

•	Reviewed certain potential pro forma financial effects of the Merger on Inverness; and

•	Conducted such other financial studies, analyses and investigations as we deemed appropriate.

We have relied upon the accuracy and completeness of the foregoing information. We have not assumed any responsibility for any independent verification of such information or any independent valuation or appraisal of any of the assets or liabilities of HemoSense or Inverness, or concerning the solvency or fair value of HemoSense or Inverness. With respect to financial forecasts and any other information and data relating to HemoSense or Inverness provided to us or otherwise reviewed or discussed with us, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of management of HemoSense or Inverness as to the future financial performance of HemoSense or Inverness, respectively. We assume no responsibility for and express no view as to such financial forecasts and estimates or the assumptions on which they are based.

Further, our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof. We assume no responsibility for updating or revising our opinion based on circumstances or events occurring after the date hereof. We do not express any opinion as to the price at which shares of HemoSense Common Stock or Inverness Common Stock may trade at any time, including subsequent to the date of this opinion.

In rendering our opinion, we have assumed, with your consent, that the final terms of the Merger Agreement will not vary materially from those set forth in the latest draft reviewed by us, and that the Merger will be consummated on the terms described in the latest draft of the Merger Agreement reviewed by us, without any waiver or modification of any material terms or conditions, and that in the course of obtaining the necessary regulatory approvals for the Merger, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on HemoSense, Inverness or the Merger. In addition, we have assumed that the representations and warranties of HemoSense and Inverness contained in the draft Merger Agreement are true and complete and that the Merger will be accounted for as a tax-free “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code. We do not express any opinion as to any tax or other consequences that might result from the Merger, nor does our opinion address any legal, tax, regulatory or accounting matters, as to which we understand that HemoSense has obtained such advice as it deemed necessary from qualified professionals.

Lazard Frères & Co. llc (“Lazard”) is acting as investment banker to HemoSense in connection with the Merger and will receive a fee for our services, a portion of which we will receive upon rendering this opinion and another portion of which is contingent upon the consummation of the Merger. We have in the past provided investment banking services to HemoSense unrelated to the proposed Merger, for which services we have received customary fees. In addition, in the ordinary course of their respective businesses, affiliates of Lazard and LFCM Holdings LLC (an entity indirectly held in large part by managing directors of Lazard) may actively trade securities of HemoSense or Inverness for their own accounts and for the accounts of their customers and, accordingly, may at any time hold a long or short position in such securities.

Our engagement and the opinion expressed herein are for the benefit of the Board of Directors of HemoSense in connection with its consideration of the Merger and are not on behalf of, and are not intended to confer rights or remedies upon, Inverness, any stockholder of HemoSense or Inverness or any other person. Our opinion does not address the merits of the underlying decision by HemoSense to engage in the Merger or the relative merits of the Merger as compared to other business strategies or transactions that might be available to HemoSense.

Our opinion is not intended to and does not constitute a recommendation to any holder of HemoSense Common Stock as to how such holder should vote at any stockholders’ meetings to be held in connection with the Merger.

Based on and subject to the foregoing, we are of the opinion that, as of the date hereof, the Exchange Ratio is fair, from a financial point of view, to the holders of HemoSense Common Stock (other than the holders of Excluded Shares).

Very truly yours,

LAZARD FRÈRES & CO. LLC

By	/s/ Rajesh Alva Name: Rajesh Alva

Title:	Managing Director

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.	Indemnification of Directors and Officers

Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, other than an action by or in the right of the corporation, by reason of the fact that the person is or was a director, officer, employee or agent of the corporation or is or was serving at the corporation’s request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with the action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful. The power to indemnify applies to actions brought by or in the right of the corporation as well, but only to the extent of expenses, including attorneys’ fees but excluding judgments, fines and amounts paid in settlement, actually and reasonably incurred by the person in connection with the defense or settlement of the action, and with the further limitation that in these actions, no indemnification shall be made in the event of any adjudication of negligence or misconduct in the performance of the person’s duties to the corporation, unless a court believes that in light of all the circumstances indemnification should apply.

Article V of the bylaws of Inverness provides that Inverness shall, to the extent legally permitted, indemnify each person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding by reason of the fact that such person is or was, or has agreed to become, a director or officer of Inverness, or is or was serving, or has agreed to serve, at the request of Inverness, as a director, officer, trustee, partner, employee or agent of, or in a similar capacity with, another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise. The indemnification provided for in Article V is expressly not exclusive of any other rights to which those seeking indemnification may be entitled under any law, agreement or vote of stockholders or disinterested directors or otherwise, and shall inure to the benefit of the heirs, executors and administrators of such persons.

Section 145(g) of the Delaware General Corporation Law and Article V of the bylaws of Inverness provide that Inverness shall have the power to purchase and maintain insurance on behalf of its officers, directors, employees and agents against any liability asserted against and incurred by such persons in any such capacity.

Inverness has obtained insurance covering its directors and officers against losses and insuring Inverness against certain of its obligations to indemnify its directors and officers.

Section 102(b)(7) of the Delaware General Corporation Law provides that a corporation may include a provision in its certificate of incorporation eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of a director (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law regarding the unlawful payment of dividends, or repurchase or redemption of stock or (iv) for any transaction from which the director derived an improper personal benefit. No such provision shall eliminate or limit the liability of a director for any act or omission occurring prior to the date when such provision becomes effective.

Pursuant to the Delaware General Corporation Law, Article VII of the certificate of incorporation of Inverness eliminates a director’s personal liability for monetary damages to Inverness and its stockholders for breach of fiduciary duty as a director, except in circumstances involving a breach of the director’s duty of loyalty to Inverness or its stockholders, acts or omissions not in good faith, intentional misconduct, knowing violations of the law, self-dealing or the unlawful payment of dividends or repurchase of stock.

Item 21.	Exhibits and Financial Statement Schedules

(a) Exhibits

Exhibit
Number	Exhibit Description

2.1	Agreement and Plan of Merger, dated as of August 6, 2007, by and among Inverness Medical Innovations, Inc., Spartan Merger Sub, Inc. and HemoSense, Inc. (included as Annex A to the proxy statement/prospectus forming a part of this registration statement).
5.1	Opinion of Jay McNamara, Esq., Senior Counsel, Corporate & Finance, of Inverness Medical Innovations, Inc., regarding the legality of the securities being issued.
8.1	Form of Opinion of Foley Hoag LLP relating to tax matters.
8.2	Form of Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation relating to tax matters.
23.1	Consent of BDO Seidman, LLP (related to Inverness’ financial statements).
23.2	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm (related to HemoSense’s financial statements).
23.3	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm (related to Cholestech’s financial statements).
23.4	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm (related to Biosite’s financial statements).
23.5	Consent of Colby & Company, PLC (related to Instant’s financial statements).
23.6	Consent of Jay McNamara, Esq., Senior Counsel, Corporate & Finance, of Inverness Medical Innovations, Inc. (included in Exhibit 5.1).
23.7	Consent of Foley Hoag LLP (included in Exhibit 8.1).
23.8	Consent of Wilson Sonsini Goodrich & Rosati, Professional Corporation (included in Exhibit 8.2).
24.1	Power of Attorney (contained on the signature page to this Registration Statement).
99.1	Form of Voting Agreement, dated as of August 6, 2007, by and among Inverness Medical Innovations, Inc. and each director and executive officer of HemoSense, Inc. and Vanguard V, L.P. (included as Annex B to the proxy statement/prospectus forming a part of this registration statement).
99.2	Form of Voting Agreement, dated as of August 6, 2007, by and among Inverness Medical Innovations, Inc. and four entities affiliated with MPM Asset Management, LLC (included as Annex C to the proxy statement/prospectus forming a part of this registration statement).
99.3	Consent of Lazard Frères & Co., Inc.
99.4	Form of Proxy of HemoSense.

Item 22.	Undertakings

The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) If the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5) That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities:

The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(6) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(7) The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(8) The registrant undertakes that every prospectus (i) that is filed pursuant to paragraph (7) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act of 1933, and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(9) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

(10) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(11) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Inverness has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Waltham, The Commonwealth of Massachusetts on the 5th day of September, 2007.

INVERNESS MEDICAL INNOVATIONS, INC.

By:	/s/ Ron Zwanziger
Ron Zwanziger
Chairman, Chief Executive Officer
and President

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS that each individual whose signature appears below constitutes and appoints Ron Zwanziger and David Teitel, and each of them, his or her true and lawful attorneys-in-fact and agents with full power of substitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all pre- or post-effective amendments to this registration statement, and any subsequent registration statement for the same offering which may be filed under Rule 462(b) under the Securities Act (a “Rule 462(b) registration statement”) and any and all pre- or post-effective amendments thereto, and to file the same, with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing which they, or any of them, may deem necessary or advisable to be done in connection with this registration statement or any Rule 462(b) registration statement, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agent or any of them, or substitutes for any or all of them, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Ron Zwanziger Ron Zwanziger	Chief Executive Officer, President and Director (Principal Executive Officer)	September 5, 2007

/s/ David Teitel David Teitel	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	September 5, 2007

/s/ Carol R. Goldberg Carol R. Goldberg	Director	September 5, 2007

/s/ Robert Khederian Robert Khederian	Director	September 5, 2007

John F. Levy	Director

Signature	Title	Date

/s/ Jerry McAleer, Ph.D. Jerry McAleer, Ph.D.	Director	September 5, 2007

/s/ John A. Quelch John A. Quelch	Director	September 5, 2007

/s/ David Scott, Ph.D. David Scott, Ph.D.	Director	September 5, 2007

/s/ Peter Townsend Peter Townsend	Director	September 5, 2007

Alfred M. Zeien	Director

EXHIBIT INDEX

Exhibit
Number	Exhibit Description

2.1	Agreement and Plan of Merger, dated as of August 6, 2007, by and among Inverness Medical Innovations, Inc., Spartan Merger Sub, Inc. and HemoSense, Inc. (included as Annex A to the proxy statement/prospectus forming a part of this registration statement).
5.1	Opinion of Jay McNamara, Esq., Senior Counsel, Corporate & Finance, of Inverness Medical Innovations, Inc., regarding the legality of the securities being issued.
8.1	Form of Opinion of Foley Hoag LLP relating to tax matters.
8.2	Form of Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation relating to tax matters.
23.1	Consent of BDO Seidman, LLP (related to Inverness’ financial statements).
23.2	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm (related to HemoSense’s financial statements).
23.3	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm (related to Cholestech’s financial statements).
23.4	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm (related to Biosite’s financial statements).
23.5	Consent of Colby & Company, PLC (related to Instant’s financial statements).
23.6	Consent of Jay McNamara, Esq., Senior Counsel, Corporate & Finance, of Inverness Medical Innovations, Inc. (included in Exhibit 5.1).
23.7	Consent of Foley Hoag LLP (included in Exhibit 8.1).
23.8	Consent of Wilson Sonsini Goodrich & Rosati, Professional Corporation (included in Exhibit 8.2).
24.1	Power of Attorney (contained on the signature page to this Registration Statement).
99.1	Form of Voting Agreement, dated as of August 6, 2007, by and among Inverness Medical Innovations, Inc. and each director and executive officer of HemoSense, Inc. and Vanguard V, L.P. (included as Annex B to the proxy statement/prospectus forming a part of this registration statement).
99.2	Form of Voting Agreement, dated as of August 6, 2007, by and among Inverness Medical Innovations, Inc. and four entities affiliated with MPM Asset Management, LLC (included as Annex C to the proxy statement/prospectus forming a part of this registration statement).
99.3	Consent of Lazard Frères & Co., Inc.
99.4	Form of Proxy of HemoSense.